OFFERING CIRCULAR
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

Amendment No. 1

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Secure Authenticated Systems, Inc.

Commission File Number: 0001615918

Nevada

UNITED STATES:
Secure Authenticated Systems, Inc.
3655 West Tropicana Avenue
Las Vegas, Nevada 89103
Phone: (702) 349-6621

8099– Health and Allied Services, Not Elsewhere Classified	**01-0912745**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Gerald D. Van Eeckhout Secure Authenticated Systems, Inc., 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103	Chairman of the Board of Directors
Mr. James M. Garlie Secure Authenticated Systems, Inc., 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103	President & CEO, Board of Directors Member
Mr. Ronald J. Bach Secure Authenticated Systems, Inc., 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103	Board of Directors Member
Mr. Steven B. Roth Secure Authenticated Systems, Inc., 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103	Board of Directors Member
Mr. Robert L. Halverson Secure Authenticated Systems, Inc., 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103	Board of Directors Member
Mr. Vinod P. Mistry Secure Authenticated Systems, Inc., 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103	Director of SAS UK, Ltd.

(c) General Partners of the Issuer N/A

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(d) (e) Recorded and Beneficial owners of Directors and Officers, and Shareholders who own five percent (5%) or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Secure Authenticated Systems, Inc. affiliates, and Shareholders who own five percent (5%) or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Gerald D. Van Eeckhout (1) (9)	Preferred Common	0% 11%
Mr. James M. Garlie (2) (9)	Preferred Common	0% 11%
Mr. Ronald J. Bach (3) (9)	Preferred Common	0% 10%
Mr. Steven B. Roth (4) (9)	Preferred Common	0% 4%
Mr. Robert L. Halverson (5) (9)	Preferred Common	0% 18%
Mr. Vinod P. Mistry (6) (9)	Preferred Common	0% 4%
Mr. Edward G. Monty (7) (9)	Preferred Common	0% 10%
Seifert Family Trust (7) (9)	Preferred Common	0% 7%

(1) Mr. Gerald D. Van Eeckhout is the Chairman of the Board of Directors of Secure Authenticated Systems, Inc.
(2) Mr. James M. Garlie is the President, Chief Executive Officer and Board of Directors Member of Secure Authenticated Systems, Inc.
(3) Mr. Ronald J. Bach is a Board of Directors Member of Secure Authenticated Systems, Inc.
(4) Mr. Steven B. Roth is a Board of Directors Member of Secure Authenticated Systems, Inc.
(5) Mr. Robert L. Halverson is a Board of Directors Member of Secure Authenticated Systems, Inc.
(6) Mr. Vinod P. Mistry is the Director of SAS UK, Ltd.
(7) Mr. Edward G. Monty is a Shareholder of Secure Authenticated Systems, Inc.
(8) Seifert Family Trust is a Shareholder of Secure Authenticated Systems, Inc.
(9) Address: Secure Authenticated Systems, Inc. 3655 West Tropicana Ave., Suite 3044, Las Vegas, Nevada 89103

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(f) Promoters of the issuer

Secure Authenticated Systems, Inc.
3655 West Tropicana Avenue
Suite 3044
Las Vegas, Nevada 89103
Phone: (702) 349-6621
http://www.SASIsystems.com
Email: JimGarlie@SASISystems.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

At this time of this filing there is no Counsel for the Issuer or any underwriter(s) in connection with this offering.

(i) through (m) None

Item 2. Application of Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing it's products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each State, as necessary:

- California
- New York
- Colorado
- Minnesota
- Florida
- Illinois
- Texas
- New Jersey
- Pennsylvania

- Nevada
- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by the Company, can be viewed at http://www.SASISystems.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Secure Authenticated Systems, Inc.** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

Upon qualification of this Registration Statement, the Company will issue 4000,000 (FOUR HUNDRED THOUSAND) shares of its Common Stock to the following providers of service to the Company under Section 4(a)(2) of the Securities Act of 1933, as amended.

Name and Address of Record Owner	**Prior to Offering:**	**After Offering:**
Mr. Gerald D. Van Eeckhout Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,500,000 (11%) Preferred Stock: No Shares	Common Stock: 1,500,000 (8%) Preferred Stock: No Shares
Mr. James M. Garlie Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,512,500 (11%) Preferred Stock: No Shares	Common Stock: 1,512,500 (8%) Preferred Stock: No Shares
Mr. Ronald J. Bach Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,400,000 (10%) Preferred Stock: No Shares	Common Stock: 1,400,000 (7%) Preferred Stock: No Shares
Mr. Steven B. Roth Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 500,000 (4%) Preferred Stock: No Shares	Common Stock: 500,000 (3%) Preferred Stock: No Shares
Mr. Robert L. Halverson Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 2,530,000 (18%) Preferred Stock: No Shares	Common Stock: 2,530,000 (13%) Preferred Stock: No Shares

Mr. Vinod P. Mistry Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 500,000 (4%) Preferred Stock: No Shares	Common Stock: 500,000 (3%) Preferred Stock: No Shares
Mr. Edward G. Monty Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,400,000 (10%) Preferred Stock: No Shares	Common Stock: 1,400,000 (7%) Preferred Stock: No Shares
Seifert Family Trust Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,010,000 (7%) Preferred Stock: No Shares	Common Stock: 1,010,000 (5%) Preferred Stock: No Shares
(*) Alternative Securities Markets Group Corporation 9107 Wilshire Blvd, Suite 450 Beverly Hills, CA 90210	Common Stock: 400,000 (3%) Preferred Stock: No Shares	Common Stock: 400,000 (2%) Preferred Stock: No Shares

(*) Upon qualification of this Registration Statement, the Company will issue 4000,000 (FOUR HUNDRED THOUSAND) shares of its Common Stock to the following providers of service to the Company under Section 4(a)(2) of the Securities Act of 1933, as amended. Mr. Steven J. Muehler is the sole shareholder and Chief Executive Officer of Alternative Securities Markets Group Corporation.

Item 6. Other Present or Proposed Offerings.

The issuer is presently offering these Shares to non-U.S. Citizens through a Regulation S Offering. Currently no Regulation S Shares have been Offered or Sold. The Company will only proceed with the Regulation S Offering upon qualification of this Offering.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Item 7. Marketing Arrangements.

There is a CrowdFunding marketing arrangement with respects to this offering, with the Alternative Securities Markets Group Corporation, and its details are part of the Exhibits of this Registration Statement.

There are no other marketing arrangements with respects to this offering.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors.

There are no plans to stabilize the market for the securities to be offered.

The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

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PART II – OFFERING CIRCULAR

Secure Authenticated Systems, Inc.

Corporate:

Secure Authenticated Systems, Inc.

3655 West Tropicana Avenue, Suite 3044

Las Vegas, Nevada 89103

http://www.SASIsystems.com/

Phone: (702) 349-6621

Best Efforts Offering of 5,000,000 Shares of Common Stock

Offering Price Per Share of Common Stock: $0.15

Minimum Offering: 666,667 Shares of Common Stock

Maximum Offering: 5,000,000 Shares of Common Stock

Investing in the Company's Common Stock involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 12.

We are offering FIVE MILLION COMMON STOCK SHARES (the "Securities") at a fixed prices of $0.15 per Share. **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

COMPLETE DETAILS ABOUT THE COMMON STOCK BEING OFFERED THROUGH THIS OFFERING CAN BE FOUND ON PAGES 41 AND 42 OF THIS REGISTRATION STATEMENT.

DATED: December 3rd, 2014

THERE IS, AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 2: DISTRIBUTION SPREAD

SHARES: 1– 5,000,000

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$0.15	$0.00	$0.15
Total Minimum	001	$0.15	$0.00	$0.15
Total Maximum	5,000,000	$750,000	$0.00	$750,000

1) We are offering a maximum of 5,000,000 Shares of Common Stock at the price indicated. See "Terms of the Offering."
(2) ***We do not intend to use a placement agent or broker for this Offering.***
(3) The Company expects to have costs associated with the offering totaling approximately 10% of the funds raised. These costs Include estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL OR CANCELLATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT

TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Online Information and Medical Technology Industry Risks

Online Information and Medical Technology Industry investments are subject to varying degrees of risk. The yields available from equity investments in Online Information and Medical Technology Industry Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and Assets may be adversely affected by the general economic climate, the Online Information Medical Technology Market Conditions such as oversupply of related products or a reduction in demand for Online Information and Medical Technologies products in the areas in which the Company's Products and Assets are located, competition from other Online Information and Medical Technology Companies, and the Company's ability to provide adequate Online Information and Medical Technology Products. Revenues from the Company's Products and Assets are also affected by such factors such as the costs of product operations and the local market conditions.

Because Online Information and Medical Technology Industry investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and Assets. No assurance can be given that the fair market value of the Products Produced or Assets Acquired by, or produced by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Company's Common Stock Shares is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

If the Security and Confidential Information used in Connection with our Service is breached or Otherwise Subject to Unauthorized Access, our Reputation and Business may be Materially Harmed

Our services require us to collect, store, use and transmit significant amounts of confidential information, including personally identifiable information, medical and health records information and other critical data which is subject to HIPAA standards. HIPAA is the acronym for The Health Insurance Portability and Accountability Act (HIPAA) which was enacted by the U.S. Congress in 1996 and requires the establishment of national standards for electronic health care transactions and national identifiers for providers, health insurance plans, and employers. The Administration Simplification provisions also address the security and privacy of health data. The standards are meant to improve the efficiency and effectiveness of the nation's health care system by encouraging the widespread use of electronic data interchange in the U.S. health care system.

We employ a range of information technology solutions, controls, procedures, and processes designed to protect the confidentiality, integrity, and availability of our critical assets, data and information technology systems including the engagement of FireHost as our secure hosting service. FireHost is an internet cloud hosting service that specializes in maintaining HIPAA standards and internet security and hacker prevention.

We engage in a number of measures aimed to protect against security breaches and to minimize breaches by hackers or due to other circumstances, such as employee error or malfeasance or technology malfunction. The occurrence of any of these events, as well as a failure to promptly remedy these events should they occur, could compromise our systems, and the information stored in our systems could be accessed, publicly disclosed, lost, stolen, and subject us to legal claims and liabilities or regulatory penalties. In addition, unauthorized parties might alter information in our databases, which would adversely affect both the reliability of that information and our ability to market our services. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are difficult to recognize and react to effectively and are constantly evolving. We may be unable to anticipate these techniques or to implement adequate preventive or reactive measures. Several recent, highly publicized data security breaches at other companies have heightened consumer awareness to this issue and may embolden individuals or groups to target our systems or those of our strategic partners.

Security technologies and information, including encryption and authentication technology licensed from third parties, are a key aspect of our security measures designed to secure our critical assets. While we routinely seek to update these technologies and information, advances in computer capabilities, new discoveries in the field of cryptography, or other developments may result in the technology we use becoming obsolete, breached, or compromised and cause use to incur additional expenses associated with upgrading our security systems. In addition, security information provided to us by their parties may be inaccurate, incomplete, or outdated, which could cause us to make misinformed security decisions and could materially and adversely affect our business.

Many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. In the United States, federal and state laws provide for over 45 laws and notification regimes, all of which w are subject to, and additional requirements may be instituted in the future. In the event of a data security breach, these mandatory disclosures often lead to widespread negative publicity. In addition, complying with such numerous and complex regulations in the event of a data security breach is often expensive, difficult, and time consuming, and the failure to comply with these regulations could subject us to regulatory scrutiny and additional liability and harm our reputation.

Any actual or perceived security breach, whether successful or not and whether or not attributable to the failure of our services or our information technology systems, as well as our failure to promptly and appropriately react to a breach, would likely harm our reputation, adversely affect market perception of our services, and cause the loss of customers and strategic partnerships. Our property and business interruption insurance may not be adequate to compensate us for losses or failures that may occur. Our third-party insurance coverage will vary from time to time in both type and amount depending on availability, cost, and our decisions with respect to risk retention.

We Could Lose our Access to Data Sources, which could cause us Competitive Harm and have a Material Adverse Effect on our Business, Operating Results, and Financial Condition

Our Services depend extensively upon continued access to and receipt of data from external sources, including data received from customers and fulfillment partners. Our data providers could stop providing data, provide untimely data, or increase the costs for their data for a variety of reasons, including a perception that our systems are insecure as a result of a data security breach, budgetary constraints, a desire to generate additional revenue, or for competitive reasons. We could also become subject to legislative, regulatory, or judicial restrictions or mandates on the collection, disclosure, or use of such data, in particular if such data is not collected by our providers in a way that allows us to legally use the data. If we were to lose access to a substantial number of data sources or certain key data sources or certain data already in the Secure Authenticated Systems ecosystem, or if our access or use were restricted or became less economical or desirable, our ability to provide our services and the efficacy and attractiveness of Secure Authenticated Systems platform could be negatively affected, and this would adversely affect us from a competitive standpoint. This would also adversely affect our business, operating results, and financial condition. We may not be successful in maintaining our relationships with these external data source providers and may not be able to continue to obtain data from them on acceptable terms or at all. Furthermore, we cannot provide assurance that we will be able to obtain data from alternative sources if our current sources become unavailable.

If We Experience System Failures or Interruptions in our Telecommunications or Information Technology Infrastructure, it may Impair the Availability of our Services, our Revenue could Decrease, and our Reputation could be Harmed

Our operations depend on our ability to protect the telecommunications and information technology systems utilized in our services against damage or system interruptions from natural disasters, technical failures, human error, and other events. We send and receive credit and other data, as well as key communications to and from our customers electronically, and this delivery method is susceptible to damage, delay, or inaccuracy. A portion of our business involves telephonic customer service and online enrollments, which depends upon the data generated from our computer systems. Unanticipated problems with our telecommunications and information technology systems may result in data loss, which could interrupt our operations. Our telecommunications or information technology infrastructure upon which we rely may be vulnerable to computer viruses, hackers, or other disruptions.

If We Fail to Promote and Maintain our Brand in the Market, our Business, Operating Results, Financial Condition, and our Ability to Attract Customers will be Materially Adversely Affected

Our success depends on our ability to create and maintain brand awareness for our Products and Services. This may require a significant amount of capital to allow us to market our Products and Services, and to establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering similar Products and services have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because of low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brands, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability

The introduction of new products and services, and expansion of our technology channels will contribute significantly to our operational results, and we will continue to develop new and innovative ways to manufacture our products and expand our distribution in order to maintain our growth and achieve profitability. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the Online Medical Technology Industry;
- Our ability to continuously offer new and improved products and services;
- Our ability to maintain sufficient production capacity for our products and services;
- Our ability to maintain efficient, timely and cost-effective production and delivery of our products and services;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Online Medical Technology Industry;
- The level of consumer acceptance of our products and services;
- Regulatory compliance costs; and
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business. The Company is a Developmental Stage Company, and has incurred operating losses of $459.126, $38,069, $87,588 and $73,935for the period from August 12, 2008 to September 30, 2014, the period or nine months ended September 30, 2014, the year ended December 31, 2013, and the year ended December 31, 2012, respectively and had a stockholders' deficit from operations of $459,126 at September 30, 2014. All investors should carefully review the Company's financial statements when considering an investment in the Company.

The Company spent $10,683, $31,440 and $35,654 in the period or nine months ended September 30, 2014, the year ended December 31, 2013, and the year ended December 31, 2012, respectively, on Research and Development.

If We Fail to Promote and Maintain our Brand in the Market, our Business, Operating Results, Financial Condition, and our Ability to Attract Customers will be Materially Adversely Affected

Our success depends on our ability to create and maintain brand awareness for our product and services offerings. This may require a significant amount of capital to allow us to market our products and establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering similar products have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because of low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brands, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

The Company's Industry is Highly Competitive

The markets for the Company's products and services are highly competitive. The Company seeks to distinguish itself from other suppliers of Online Information and Medical Health products and services, and to sustain its profitability through a business strategy focused on increasing sales through existing supply channels, selectively expanding its products and services network, increasing sales through newly formed partnerships (traditional and non-traditional), developing innovative new products and services, and driving operational excellence by reducing costs and increasing customer service levels. The Company believes that competition in the industry is based on price, product and service quality, customer service and product features. Sustained increases in competitive pressures could have an adverse effect on results of operations and negatively impact sales and margins.

The SecureLife MedCard ® and SecureLife MedCard ® PLUS are not subject to state and federal regulatory approval or laws.

Government Regulation:

The applicability of laws governing the Health Care, Information Technology and Software industries is uncertain and additional legislation may result in additional burdens on companies like the Company. Laws and regulations directly applicable, vary in different jurisdictions. The most recent session of the United States Congress has resulted in numerous proposed regulations and significant funding for Health Care and electronic records.

Presently there are no government regulations prohibiting the Company from marketing its products and services; However; in the event new government regulations are implemented, the Company will file all necessary applications in order to comply with all laws and regulations. There can be no assurance that the adoption or modification of laws or regulations relating to the Health Care industry and future compliance with such laws or regulations will not have a material adverse effect on the Company's financial condition or results of operations.

Development Stage Business

The Company was incorporated under the laws of the State of Nevada on August 12, 2008 with the intent of developing a fingerprint authentication system to replace player tracking cards in the gaming industry. At the end of 2008 there was a global financial crises that in 2010 resulted in the Company changing its business strategy to the development of a card to store all of a person's medical records. On July 16, 2011, the Company filed a U.S. Non-Provisional Patent application entitled: SYSTEM AND METHOD FOR STORING AND PROVIDING ACCESS TO SECURED INFORMATION using biometrics. In January of 2012, management concluded the product using fingerprint authentication and biometrics was too complicated to bring to market because, like smartcards or cards using a computer chip, every customer would need a card reader (a device for reading the card). As a result, in February of 2012, the Company began developing the SecureLife MedCard ® and SecureLife MedCard ® PLUS. In October of 2013, the Company completed the first phase of its website and operating system and began a test market of its products. On April 02, 2014, the Company filed a U.S. Provisional Patent application entitled: PORTABLE INTERACTIVE CARD AND SYSTEM FOR EMERGENCY USE AND THE SECURE STORAGE AND ACCESS OF MEDICAL RECORDS. With the minimum proceeds from this offering, the Company intends to commence operations. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Secure Authenticated Systems, Inc. will operate profitably.

The Company spent $10,683, $31,440 and $35,654 in the period or nine months ended September 30, 2014, the year ended December 31, 2013, and the year ended December 31, 2012, respectively, on Research and Development.

Inadequacy of Funds

Gross offering proceeds of a maximum of $750,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Online Information and Medical Technology Products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with services suppliers. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Online Information and Medical Technology Industry may reduce the number of suitable prospective direct to consumer sales opportunities. Many of the Company's actual and potential competitors possess greater financial resources, more extensive business experience and greater numbers of personnel than the Company. There can be no assurance that we will be able to operate profitably.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of: Mr. Gerald D. Van Eeckhout, the Company's Chairman of the Board of Directors; Mr. James M. Garlie, the Company's Chief Executive Officer, President and Board of Directors Member; Mr. Ronald J. Bach, Mr. Steven B. Roth, Mr. Robert L. Halverson, all members of the Company's Board of Directors; and, Mr. Vinod P. Mistry, a member of the Board of Directors for SAS UK, LTD.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of Shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $100,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of December 1st, 2014 the Company's Managers owned approximately 57% of the Company's outstanding Common Stock and 0% of the Company's Preferred Shares. Upon completion of this Offering, The Company's Management will own approximately 41% of the outstanding Shares of Common Stock and 0% of the outstanding Preferred Shares. Investors will have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Shares

The Company's Common Stock are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million Shares, $5 million value of public float, a minimum bid price of $2.00 per Share, at least three market makers, and at least 300 Shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 Shares, a $1 million market value of public float, a minimum bid price of $1.00 per Share, at least two market makers, and at least 300 Shareholders.

No assurance can be given that the Common Stock of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Common Stock are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their Shares in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

The Company will not be required to furnish you with quarterly un-audited financial reports or an annual audited financial report. Further, the Company will voluntarily, though it is not required to do so, send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a Shareholder may have difficulty selling Shares in the secondary trading market.

The Company's Common Stock may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per Share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a Shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Online Medical Technology Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Unavailability of Rule 144 for Re-sales

The Company may be regarded under Rule 12b-2 of the Securities Exchange Act of 1934 as a shell company. Shareholders who hold shares which are not subject to a registration statement under the Securities Act often rely upon Rule 144 for their resale. Rule 144 is not available for the resale of securities initially issued by either reporting or non-reporting shell companies (other than a business combination related shell company) or an issuer that has been, at any time previously, a reporting or non-reporting shell company, unless the issuer meets specified conditions. A security holder may resell securities pursuant to Rule 144's Safe Harbor if the following conditions are met:

1) The Issuer of Securities that was formerly a reporting or non-reporting company has ceased to be a shell;
2) The Issuer of the Securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
3) The Issuer of the Securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
4) At least one year has elapsed from the time the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Dilution

The Company, for business purposes, may from time to time issue additional shares, which may result in dilution of existing shareholders. Dilution is a reduction in the percentage of a stock caused by the issuance of new stock. Dilution can also occur when holders of stock options (such as company employees) or holders of other optionable securities exercise their options. When the number of shares outstanding increases, each existing stockholder will own a smaller, or diluted, percentage of the Company, making each share less valuable. Dilution may also reduce the value of existing shares by reducing the stock's earnings per share. There is no guarantee that dilution of the Common Stock will not occur in the future.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Nevada Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and may be offered on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 5,000,000 Shares of Common Stock are being offered to the public at a fixed price of $0.15 per share. A minimum of $100,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $500,000 will be received from the offering. No Securities are being offered by any selling Shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $100,000 has be reached. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by the Company, can be viewed at ***http://www.SasiSystems.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Secure Authenticated Systems, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $750,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company Common Stock Shares

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$750,000**	**100%**	**$100,000**	**13%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$75,000**	**10%**	**$10,000**	**10%**

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

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Use of Investment Proceeds based on the minimum amount of investment funds to be raised:

With the minimum proceeds of $100,000 being raised from this offering we intend to allocate the proceeds as follows:

#1 Product Development:

a) Ongoing website development and maintenance: We are allocating $13,000 for this over the next six months

b) We intend to develop the "***SecureLife PhoneApp***" which will be a phone application used for retrieving medical data and marketing the ***SecureLife MedCard®*** and the ***SecureLife MedCard® PLUS***. We are allocating $30,000 for this project and estimate that it will be completed within six months from the receipt of the minimum proceeds from this offering. Management believes that in addition to this measure complimenting our existing products, because we plan to give it away, it will serve as a tremendous marketing tool to build brand awareness to our products.

The total allocation for Product Development from the minimum proceeds from this offering of $100,000 is $43,000 or 43%.

#2 Marketing:

a) Engage an experienced professional in the areas of telemarketing, email marketing and network marketing to pursue strategic marketing relationships with prospective or target companies and associations. We intend to engage this person in conjunction with the launch of the ***SecureLife PhoneApp*** and because this person will need to be commission motivated, we are only allocating $3,500 for this person from the minimum use of proceeds from this offering.

b) Engage a media consulting firm to launch a nationwide editorial campaign. We are allocating $6,925 for this campaign from the minimum use of proceeds from this offering, and intend to launch the campaign in conjunction with the completion and introduction of the new ***SecureLife PhoneApp***.

c) Engage the marketing firm that developed the ***SecureLife MedCard®*** to begin an e-commerce campaign utilizing Google and Yahoo paid advertising, SEO or search engine optimization, MailChimp promotions and media banner advertisements. We are allocating $4,400 for this campaign from the minimum use of proceeds from this offering, and intend to launch this campaign in conjunction with the completion and introduction of the new ***SecureLife PhoneApp***.

The total allocation for Marketing from the minimum proceeds from this offering of $100,000 is $14,825 or 15%.

#3 Working Capital:

a) The Company has fixed costs of $885 per month which include payments to FireHost, telephone and internet access fees.

b) We have allocated $10,000 for the purchase of inventory consisting of blank cards.

c) We are also allocating $6,860 for the purchase of or reimbursement for the purchase of Directors & Officers liability insurance and the payment of $3000 of debt.

d) There is a remaining balance of $5,706 from the minimum proceeds from this offering of $100,000 that we are reserving for Working Capital.

The total allocation for Working Capital from the minimum proceeds from this offering of $100,000 is $32,175 or 32%.

#4 Offering Expenses:

The total allocation for Offering Expenses from the minimum proceeds from this offering of $100,000 is $10,000 or 10%.

With the minimum proceeds of $100,000 being raised from this offering we believe we can build a positive cash flowing and profitable company.

The table below shows the application of Proceeds based on the minimum of $100,000 being raised from this offering:

Application of Net Investment Proceeds	Approximate Dollar Amount
Product Development ***(43% of Offering Proceeds)***	**$43,000**
Marketing ***(15% of Offering Proceeds)***	**$14,825**
Working Capital ***(32% of Offering Proceeds)***	**$32,175**
Cost of Offering ***(5% to 10% of Offering Proceeds)***	**$10,000**
TOTAL	**$100,000**

With the maximum proceeds of $750,000 being raised from this offering we intend to allocate the proceeds as follows:

#1 Product Development:

a) Ongoing website development and maintenance: We are allocating $16,000 for this over the next six months

b) We intend to develop the "***SecureLife PhoneApp***" which will be used for retrieving medical data and marketing the ***SecureLife MedCard***® and the ***SecureLife MedCard***® ***PLUS***. We are allocating $30,000 for this project and estimate that it will be completed within six months from the receipt of the minimum proceeds from this offering. Management believes that in addition to this measure complimenting our existing products, because we plan to give it away, it will serve as a tremendous marketing tool to build brand awareness to our products.

c) We intend to develop standard-based interface protocols for and with Electronic Medical Record companies (EMRs), Emergency Medical Services (EMSs), Health Information Exchanges (HIEs) and health care information related and software companies. We are allocating $100,000 for this project from the maximum use of proceeds from this offering and are estimating an interface system will be completed within twelve months from receipt of funds from the maximum proceeds of this offering.

The total allocation for Product Development from the maximum proceeds from this offering of $750,000 is $146,000 or 19%.

#2 Marketing:

a) Engage an experienced professional in the areas of telemarketing, email marketing and network marketing to pursue strategic marketing relationships with prospective or target companies and associations. We intend to engage this person in conjunction with the launch of the ***SecureLife PhoneApp*** and are allocating $21,000 for this person over the next twelve months from the maximum use of proceeds from this offering.

b) Engage a media consulting firm to launch a nationwide editorial campaign. We are allocating $9,925 for this campaign over a twelve month period from the maximum use of proceeds from this offering, and intend to launch this campaign in conjunction with the completion and introduction of the new ***SecureLife PhoneApp***.

c) Continue to work with the marketing firm that developed the ***SecureLife MedCard***® and have them begin an e-commerce campaign utilizing Google and Yahoo paid advertising, SEO or search engine optimization, MailChimp promotions and media banner advertisements. We are allocating $25,600 for this campaign from the maximum use of proceeds from this offering and intend to launch this campaign in conjunction with the completion and introduction of the new ***SecureLife PhoneApp***.

d) Engage an e-commerce media marketing firm to expand on the results of the above mentioned marketing activities to launch a national e-commerce media campaign. We are allocating $14,000 for this campaign over this campaign from the maximum use of proceeds from this offering and intend to launch this campaign in conjunction with the completion and introduction of the new ***SecureLife PhoneApp***.

e) We intend to join the DSA or the Direct Selling Association with an initial sign up fee of $3,000.

f) We intend to engage a second marketing person in the seventh month after the maximum receipt of proceeds from this offering with an estimated cost of $15,000 to have this person pursue strategic marketing relationships with other members of the DSA.

g) We are also reserving $200,000 from the maximum proceeds of this offering for cross marketing and infomercial opportunities.

The total allocation for Marketing from the maximum proceeds from this offering of $750,000 is $288,525 or 38%.

#3 Working Capital:

a) The Company is allocating $182,679 for G & A or General and Administrative over a twelve month period from the maximum proceeds from this offering. This includes fixed cost, rent, general operating cost, the president's salary and the hiring of a CFO and Executive Assistant.

b) The Company is allocating $20,000 for the purchase of inventory consisting of blank cards.

c) We are also allocating $25,629 for the payment of debt.

d) There is a remaining balance of $49,667 from the maximum proceeds from this offering of that we are reserving for additional expenditures relating to Working Capital.

The total allocation for Working Capital from the maximum proceeds from this offering is $288,525 or 37%.

#4 Offering Expenses:

The total allocation for Offering Expenses from the maximum proceeds from this offering is estimated to be $37,500 or 5%.

With the maximum proceeds of $750,000 being raised from this offering we believe we can build a positive cash flowing and profitable company.

The table below shows the application of Proceeds based on the maximum of $750,000 being raised from this offering:

Application of Net Investment Proceeds	**Approximate Dollar Amount**
Product Development ***(19% of Offering Proceeds)***	**$146,000**
Marketing ***(38% of Offering Proceeds)***	**$288,525**
Working Capital ***(37% of Offering Proceeds)***	**$277,975**
Cost of Offering ***(5% of Offering Proceeds)***	**$37,500**
TOTAL	**$750,000**

The foregoing allocation of proceeds is based upon the Company's assumptions concerning its business objectives, finances and other matters affecting it. If current assumptions are not accurate, or other unforeseen conditions or opportunities affecting the Company's business arise, there could be material changes to the Company's projections and the Company could find it advisable to allocate the proceeds of the Offering in a manner different from that described above or to seek additional financing sooner than currently contemplated. There can be no assurance that additional financing will be available when required or on terms favorable to the Company or its Shareholders. Pending such use of the net proceeds, the Company intends to invest them in short-term bank deposits and investment-grade securities, United States Government securities, and other domestic or short-term income producing securities, including publicly traded companies.

ITEM 6. DESCRIPTION OF BUSINESS

SECURE AUTHENTICATED SYSTEMS, INC. ("SASI, the Company") was incorporated under the laws of the State of Nevada on August 12, 2008 and its 95% owned subsidiary SAS UK, LTD was formed on March 21, 2012. SAS UK, LTD will be doing the same business as the Company in the United Kingdom.

The Company has completed the development of its operating system and first two proprietary and patent pending products, the ***SecureLife MedCard®*** and the ***SecureLife MedCard® PLUS***. Both products are commercially available and can be purchased online at www.securelifemedcard.com. With the minimum proceeds of $100,000 being raised from this offering we intend to develop the ***SecureLife PhoneApp*** which will be a phone application to compliment the ***SecureLife MedCard®*** and the ***SecureLife MedCard® PLUS***. We are budgeting $30,000 for this project and are estimating that it will be completed within six months (See, Additional Products and Use of Proceeds). With the maximum amount of $750,000 being raised from this offering we intend to develop the ***SecureLife PhoneApp*** and a standards-based interface system to transfer data between EMR (Electronic Medical Record companies) data bases and the Company's data base. We are budgeting $130,000 for both projects and are estimating the phone application will be completed within six months and that the interface system will be completed within twelve months from receipt of funds (See, Use of Proceeds and Products under Development).

Commercially Available Products:

The ***SecureLife MedCard®*** was developed as a "Stand alone" product (Card only) for use in emergency situations and can be purchased online for $19.95 at www.securelifemedcard.com

The ***SecureLife MedCard® PLUS*** includes the card and has online data storage capabilities for individuals who are looking for a secure method of organizing, storing and accessing all of their medical records. This product can be purchased online for $49.90, with annual renewal payments of $29.95 per year. As part of the registration a customer will create a four digit personal identification number (PIN) allowing physicians access to a secure server hosted by FireHost. FireHost is an internet cloud hosting service that specializes in HIPAA standards (See, Risk Factors) and internet security and hacker prevention. The magnetic stripe shown on the back of the card is for physicians who will be provided with a card reader.


SecureLife MedCard
Scan QR code or enter URL for potential medications and additional data.
330 Main Street
Middletown, PA 94332
Conditions: Heart disease, Diabetes - Non-insulin dependent, High Blood Pressure
Medication Allergies: Shellfish, Iodine, X-ray contrast dye, Penicillin
Emergency contacts:


SecureLife MedCard®
First Responders and Medical Professionals:
For a list of potential medications this person may be taking and additional data, scan the QR code or enter the URL on the front of the card.
Cardholders signature releases anyone from all liabilities from the use of any information associated with this card.
Member Physicians: Swipe card to authenticate and access patient record

Both the ***SecureLife MedCard®*** and the ***SecureLife MedCard® PLUS*** allow first responders (i.e., Emergency Medical Technicians 'EMTs', Emergency Medical Services providers 'EMSs', Doctors practicing in Emergency Rooms) to gain instant access to important information including a person's existing conditions, medication allergies, blood type and emergency contacts by reading what is printed on the front of the card. First responders and physicians can also access additional information by scanning the Quick Response (QR) code with their cell, smart or iPhone or by using their computer and entering the slmc.me Uniform Resource Locator (URL) that is also located on the front of the card. The Basic Records Page (BRP) that will appear will show a person's physical characteristics to match the card with the person, the medications a person may be taking along with the dosages and frequencies, and additional contact and insurance information.


SecureLife MedCard
SecureLife MedCard
Byron P Reynold 2
Byron P Reynold 2
Byron P Reynold 2
Byron P Reynold 2

As a person's conditions may change and cards may be lost, replacement cards may also be purchased on line for $9.95 by going to our website and entering their name in the login field and their pin code in the password field.

The transfer and storage of all medical records is through FireHost, a secure hosting service that specializes in HIPAA standards and security and hacker prevention. No one at the Company or its partners will ever see any of a person's records. The customer will be able to update their information at any time by logging into their account and entering their email address and password. Physicians will be able to login by entering a card holder's four (4) digit PIN or by swiping the card through a unique card reader.

The following is a picture of the Basic Records Page (BRP) that will appear when the Quick Response (QR) code on the front of card is scanned or the slmc.me Uniform Resource Locator (URL), which is also printed on the front of the card, is entered. In addition to what is already printed on the card, the Basic Records Page (BRP) will show physical characteristics to match the person with the card, the medications, dosages and frequency a person may be taking, additional conditions and allergies a person may have, personal notes, additional emergency contact information, and the names of physicians and insurance providers.



SECURELIFE

Welcome Byron - LOG OUT | CUSTOMER SERVICE: 888.888.8888

WHY SECURELIFE | PLANS & PACKAGES | FIRST RESPONDERS | BUILD A BUSINESS | F.A.Q.

Byron P. Reynolds

Updated May 15, 2013

Home Address
5555 Poplar Ave. Apt. 4 New York, NY 10001

D.O.B.	Sex	Weight	Height
01/04/1945	Male	170 lb.	5'11"

Eye Color	Hair Color	Blood Type
Brown	Brown	O+

Profile Link
http://www.slmc.com/55505955954443904598590345

Medications & Dosages

Medication	Dosage	Frequency
1. Aspirin	81 mg	Daily
2. Imdur (isosbide mononitrate)	30 mg	Twice Daily
3. Vascoc (enalapril)	100 mg	Twice Daily
4. Lopressor (metoprolol)	5 mg	Daily
5. Lipitor (atorvastalin)	20 mg	Daily
6. Guocophage (metlomin)	500 mg	Daily

Allergies	Conditions
1. Penicillin	1. Diabetic
2. Peanuts	2. Insulin Dependent
3. Strawberries	3. Heart Disease
	4. Epilepsy

Notes & Additional Information

Lorem ipsum dolor sit amet, consectetur adipisicing elit, sed do eiusmod tempor incididunt ut labore et dolore magna aliqua. Ut enim ad minim veniam, quis nostrud exercitation ullamco laboris nisi ut aliquip ex ea commodo consequat. Duis aute irure dolor in reprehenderit in voluptate velit esse cillum dolore eu fugiat nulla pariatur. Excepteur sint occaecat cupidatat non

Personal Information

Emergency Contact:	Primary Physician:	Primary Insurance:
Lucy Smith (Wife)	Dr. Bill Towers	Met Life
555.555.5555	555.555.5555	

Main Site: Why SecureLife, Products & Packages, First Responders, F.A.Q, Member Testimonials, Customer Service

Group Plans & Discounts: Family Plans, Business Builder Affiliate, Pro Programs

Useful Articles: Total Data Protection, HIPAA with Firehost, MedCard & Mobile Devices, Being Prepared for Disaster

About the Company: Board of Directors, Investor Relations, Policies, Terms & Conditions

Members get replacements for $9.95 and upgrades to PLUS for $34.95!

firehost HIPAA Authorize.Net SOUND TELECOM

The picture below illustrates the "Plus Site Page' that will appear for those who purchase the ***SecureLife MedCard® PLUS*** where all of a person's medical records can be stored.


SECURELIFE
Welcome Byron - LOG OUT
My Cart
CUSTOMER SERVICE: 888.888.8888
WHY SECURELIFE
PLANS & PACKAGES
FIRST RESPONDERS
BUILD A BUSINESS
F.A.Q.
MY ACCOUNT
Welcome: Byron P. Reynolds
Account Home
Additional Materials
View & Edit Records
Order a Replacement
Upgrade Account
change photo >
PERSONAL INFORMATION
MEDICATIONS
ALLERGIES
DOCTORS
INSURANCE
FAMILY & SOCIAL HISTORY
LIVING WILL
RESUSCITATION INSTRUCTIONS
POWER OF ATTORNEY
DOCUMENT STORAGE
VACCINES
CONDITIONS
SURGERIES
PLUS RECORDS HOME
Welcome, Byron P. Reynolds
Choose any tab to view your PLUS medical information. Choose edit in any area to complete or update that information, and click SAVE at the bottom of each page to save it.
If you have trouble completing any of these sections, please see our F.A.Q. or contact Customer Service
Main Site
Why SecureLife
Products & Packages
First Responders
F.A.Q.
Member Testimonials
Customer Service
Group Plans & Discounts
Family Plans
Business Builder Affiliate
Pro Programs
Useful Articles
Total Data Protection
HIPAA with Firehost
MedCard & Mobile Devices
Being Prepared for Disaster
About the Company
Board of Directors
Investor Relations
Policies, Terms & Conditions
Members get replacements for $9.95 and upgrades to PLUS for $34.95!
firehost
HIPAA
Authorize.Net
SOUND

The back of the card has additional instructions for first responders including a magnetic stripe for member physicians. When a physician utilizes the ***SecureLife MedCard® PLUS*** they will be able to view a person's medical records by either entering a four digit PIN or swiping the card through a reader provided by the Company.


SecureLife MedCard®
First Responders and Medical Professionals:
For a list of potential medications this person may be taking and additional data, scan the QR code or enter the URL on the front of the card.
Cardholders signature releases anyone from all liabilities from the use of any information associated with this card.
Member Physicians: Swipe card to authenticate and access patient record http://www.securelifemedcard.com/



Products under Development:

With the minimum proceeds of $100,000 raised from this offering, we intend to develop the ***SecureLife PhoneApp*** to compliment the ***SecureLife MedCard***® and the ***SecureLife MedCard® PLUS***.

With the maximum proceeds of $750,000 from this offering, we intend to develop the ***SecureLife PhoneApp*** and standards-based interface protocols for Electronic Medical Record companies (EMRs), Emergency Medical Services (EMSs), Health Information Exchanges (HIEs) and health care information related software companies.

Intellectual Property Rights - Trade Marks and Patents:

The Company has a registered trademark for ***SecureLife MedCard***® and also submitted a Provisional Patent application for a "PORTABLE INTERACTIVE CARD AND SYSTEM FOR EMERGENCY USE AND SECURE STORAGE AND ACCESS OF MEDICAL RECORDS". The Company is also preparing additional Provisional and Utility Patent applications relating to added features, additional products and its original Provisional Patent.

Competition:

There are other medical data retrieval systems available to first responders. It is Management's opinion they are not as complete or redundant as SASI's first product - the ***SecureLife MedCard***®.

There are other medical cards available that claim to offer the same security and ability to store all of a person's medical records; However, we believe none of them offer the instant access and redundancy the first responder's need that the ***SecureLife MedCard® PLUS*** offers.

Marketing Strategy:

The Company's marketing strategy is to launch a national editorial and internet marketing campaign to build product and brand awareness to assist in the development of its network marketing program, while pursuing strategic marketing relationships with network marketing, travel oriented, medical related and certain national insurance companies and organizations including AAA, AARP, Aetna Insurance, the Alzheimer's Association, American Diabetes Association, Epilepsy Foundation, First Alert and Life Alert.

To initiate the execution of its marketing strategy, the Company intends to engage experienced professionals in this area. As business develops, the Company intends to expand its awareness and revenue through infomercials and telemarketing efforts.

Our Network marketing program consists of paying individuals referred to as Independent Business Builders a commission of 25% for product sales and overrides on product sales from other Independent Business Builders they recruit to do the same. We intend to join the DSA or Direct Selling Association and comply with all regulations.

Employees and Consultants:

The Company has one employee and works with three consultants.

Facilities:

Las Vegas, Nevada – The corporate address is 3655 W. Tropicana Ave., Suite 3044; Las Vegas, Nevada 89103 and is also the residence of its President. The Company pays approximately $740 per month for office rent; The telephone number is (702) 349.6621; and its email address is: jimgarlie@sasisystems.com ; web site; www.sasisystems.com.

Management's Discussion and Analysis of Financial Condition and Results of Operations:

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this offering circular. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

Overview

Our mission is to develop and market products to provide the means for people to feel and be more secure in the event of a medical emergency or a visit to a physician. SASI and the *Securelife* ***MedCard®*** and the ***SecureLife MedCard® PLUS*** may save your life and enable you to receive faster medical care because components of your medical records may be easily accessed no matter where you are in the world.

We create products that support our mission by creating an integrated operating system and unique solution supporting the medical information access requirements for individuals, first responders, and physicians:

Individuals. We enable individuals who purchase and carry the *Securelife* ***MedCard®*** and the ***SecureLife MedCard® PLUS*** a means to provide critical information to first responders and medical professionals.

First responders. We enable first responders to read valuable information that is printed on the front of the *Securelife* ***MedCard®*** and to scan the QR Code or enter the URL that is also printed on the front of the card to view the medications a person may be taking.

Physicians. With the ***SecureLife MedCard® PLUS*** we enable physicians a means of entering a four digit PIN or swiping a person's card through a secure card reader to view all of a person's medical records.

Results of Operations

Revenue

We are a development stage Company and have only generated revenue of $1,723 in the year ending December 31, 2013 and $585 in the Nine Months ended September 30, 2014 as a result of test marketing our initial product utilizing our recently developed operating system.

Development Activities

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2014
Research and development	$ 35,654	$ 31,440	$ 10,683
Percentage of expenses	48%	35%	28%
General and Administrative	32,569	47,104	15,478
Percentage of expenses	44%	53%	40%
Interest expense	5,712	10,767	12,493
Percentage of expenses	8%	12%	32%
Total expenses	73,935	89,311	38,654
Total percentages	100%	100%	100%

Nine Months Ended September 30, 2014 Compared to Year Ended 2013. Research and development expenses in 2014 on an annualized basis decreased approximately 55%, compared to 2013. The decrease was primarily due to the Company capitalizing cost associated with the development of its products and website and operating system. In 2014, we capitalized $10,500 of our cost associated with the development of our products, website and operating system and are amortizing these cost over five years. General and administrative expenses in 2014 decreased approximately 56%, compared to 2013. The decrease was primarily due to the President waiving $36,000 in back pay in 2014 as a result of not securing adequate capital to commence operations. The increase in Interest expense in 2014 is a result of increasing loans to complete the development of its website and operating system.

2013 Compared to 2012. Research and development expenses in 2013 decreased approximately 13%, compared to 2012 primarily due to the Company capitalizing the cost associated with the development of its products and website and operating system. In 2013, we capitalized $87,916 of our cost associated with the development of our products, website and operating system and are amortizing these cost over five years. General and administrative expenses in 2013 increased approximately 44%, compared to 2012 primarily due to an increase in activities associated with the development of the Company's website and operating system. Interest expense increased as a result of increasing loans to complete the development of its website and operating system.

With the minimum proceeds of $100,000 being raised from this offering we intend to develop the ***SecureLife PhoneApp*** and engage key individuals & marketing agencies to assist in our overall marketing strategy. As we commence operations and begin generating revenues, increased research and development expenses, general and administrative and other expenses will be limited to available funds from the offering and cash flow from operations and, to some extent, short-term operating loans. We believe the minimum proceeds of $100,000 being raised from this offering will be sufficient to fund initial operations and execute our business plan during the next twelve months.

With the maximum proceeds of $750,000 being raised from this offering we intend to develop the ***SecureLife PhoneApp*** and standards-based interface protocols for and with Electronic Medical Record companies (EMRs), Emergency Medical Services (EMSs), Health Information Exchanges (HIEs) and health care information related software companies. The development of interface protocols will require increased research and development expenses. Also, with the maximum proceeds of $750,000 being raised from this offering we will be able to significantly increase the level of operations, engage additional sales and operating personnel & marketing agencies to assist in our overall marketing strategy thereby creating increased Selling, General and administrative expenses. As we expand operations and begin increasing revenues, additional investments will be made in research and development and other operating expenses,. We anticipate that interest expense will decrease as we pay down $24,629 of debt from the proceeds of this offering and additional debt from cash flow. We believe that the maximum offering proceeds of $750,000 will enable us to generate increasing revenues, profits and cash flow.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

B. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $750,000

Company Structure

- Private early stage Medical Technology Company.
- Nevada Stock Corporation (Formed August of 2008).
- TWENTY-FIVE MILLION Shares of Common Stock Authorized, FIVE MILLION Shares of Preferred Stock Authorized
- FOURTEEN MILLION TWO HUNDRED EIGHTY FOUR THOUSAND Shares of Common Stock Issued and Outstanding
- NO Shares of Preferred Stock are Issued or Outstanding.

Minimum Equity Commitment

- One Thousand Shares of Common Stock at Fifteen Cents ($0.15) per Share.

Dividend Policy

- We have never declared or paid cash dividends. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

C. The Offering

The Company is offering a maximum of 5,000,000 Shares of Common Stock at $0.15 cents per Share, with all Shares having a par value of $0.001.

D. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

E. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the growth of the Company's Online Information and Medical Technology Business. See "USE OF PROCEEDS" section.

F. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $100,000. The Company has established an Escrow Holding Account with Wells Fargo Bank. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

G. Common Stock

Upon the sale of the maximum number of Common Stock from this Offering, the number of issued and outstanding Shares of Common Stock of the Company's Common stock will be held as follows:

- Company Founders & Current Shareholders — 75%
- New Shareholders — 25%

H. Company Dividend Policy

The Company has never declared or paid any cash dividends. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Shareholders.

I. Company Share Purchase Warrants

The Company has 1,159,800 outstanding warrants exercisable at ten cents ($0.10) per Share between the date of this offering and These Warrants are attached to Notes that are due between June 14, 2015 and December 31, 2015.

J. Company Convertible Securities

The Company has reserved 485,000 Shares of its common stock for the conversion of $8,500 in Notes into 170,000 Shares at five cents ($.05) per Share which were issued to two Shareholders and the conversion of $31,500 in Notes into 315,000 Shares at ten cents ($.10) per Share which were issued to Directors and a Shareholder. The Convertible Securities are attached to Notes that are due on June 14, 2015.

The combined total of the Shares the Company has reserved for the exercise of Warrants and Convertible Securities is 1,644.800 Shares.

K. Stock Option Plan

The Company adopted an Option Plan in August of 2008, in which the Option Plan permits the granting of "incentive stock options" meeting the requirements of Section 422 of the Internal Revenue Code of 1986 (the "Option") and nonqualified options which do not meet the requirements of Section 422. A total of 1,000,000 Shares of the Company's Common Stock are reserved for issuance pursuant to options to be granted under the Plan. Pursuant to the Option Plan, as of the date of this memorandum, no options have been granted.

The Option Plan is currently administered by the Board of Directors, or an Option Committee consisting of certain directors. The Option Plan gives broad powers to the Board of Directors (or the Option Committee) to administer and interpret the Option Plan, including the authority to select the individuals to be granted options and to prescribe the particular form and conditions of each option granted.

According to the Option Plan, incentive stock options may be granted at exercise prices that are not less than 100% of the fair market value of the Company's Common Stock on the date of grant (110% of fair market value in the case of options granted to a person that holds 10% or more of the Company's voting stock). Nonqualified stock options under the Option Plan may be granted at exercise prices less than fair market value on the date of grant. Options may be granted under the Option Plan ten years from the date the Option Plan was adopted by the Board of Directors. The Option Plan may be discontinued or terminated earlier by the Board of Directors, but no such discontinuation or termination shall impair any option then outstanding under the Option Plan.

L. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesmarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

M. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect to the Offering.

N. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 5,000,000 Shares of Common Stock, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account with Wells Fargo Bank, and only after $100,000 in securities has been sold to investors (666,667 Shares) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

P. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Secure Authenticated Systems, Inc.

The Company	Secure Authenticated Systems, Inc. is a Nevada Stock Corporation.
Company Managers	Biographies of all Managers can be found starting on Page 34 of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of One Hundred Common Stock Shares.
The Offering	The Company is seeking capital commitments of $750,000 from Investors. The securities being offered hereby consists of up to 5,000,000 Shares of Common Stock of the Company, priced at $0.15 per Share, subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.
Investment Period	The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.
Term of the Offering	The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 5,000,000 Shares of Common Stock, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account with Wells Fargo Bank, and only after $100,000 in securities has been sold to investors (Six Hundred and Sixty-Seven Thousand Shares of the Company's Common Stock) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.
Distributions	The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.
Reports to Investors	The Company will not be required to furnish you with quarterly un-audited financial reports or an annual audited financial report. Further, the Company will voluntarily, though it is not required to do so, send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.
Indemnification	The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.
Listings and Admissions to	Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to

Trading	list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Position
Mr. Gerald D. Van Eeckhout	***Chairman of the Board of Directors***

Mr. Gerald D. Van Eeckhout (Jerry) serves as the Chairman of the Board of the Company and as Chairman of the Board of SAS UK, LTD, a majority owned subsidiary of the Company which was formed in May of 2012. Jerry is 74 years of age and is also Chairman of Evergreen Enterprises, LLC. and EmboMedics, Inc. Jerry was originally a CPA with Deloitte and Touche, and CFO of Pillsbury's International Division. He then was the V.P. of Finance for Medtronic, Inc. as they grew from 70 million in revenue to 350 million in revenue. While he was at Medtronic, Inc. he listed the company on the New York Stock Exchange. Most recently Jerry served as a Board member and audit committee chairman for Medafor, Inc., a medical technology company based in Minneapolis, MN. which in October of 2013 was acquired by C. R. Bard (BCR - NYSE). He has built two NASDAQ traded companies as CEO and has been named Ernst & Young entrepreneur of the year. Mr. Van Eeckhout received his BS degree from the University of North Dakota in 1962 and attended the Stanford Executive program in 1976. Jerry currently serves as a Board member for Viva Information Technology, a private mobile media company in Beijing, a Trustee for the University of North Dakota Center for Innovation in Grand Forks, ND and an Advisory Board member for the American Cultural Center at the University of Shanghai, where he has taught International Marketing and Management. Jerry has also taught finance and accounting at the University of Minnesota and Denver University.

Mr. James M. Garlie — ***President, CEO & Member of the Board of Directors***

Mr. Garlie has served as a Member of the Board of Directors, President & CEO of the Company since its formation and as a Director of SAS UK, LTD since its formation in March of 2012. Mr. Garlie is 55 years of age and has over 30 years of experience in the direct selling arena, which includes 25 years financing start-up companies. Between 1985 and 1995 he was a licensed securities broker with investment banking firms located in Minneapolis, Minnesota and since then has been the CEO of three start-up companies.

Mr. Ronald J. Bach — ***Board of Directors Member***

Mr. Bach has served as a Member of the Board of Directors of the Company since its formation. Mr. Bach is 81 years of age and is a retired Partner of Deloitte Touche, one of the "Big 4" international accounting firms. Ron is an investor in various businesses and has over 40 years of experience in working with a variety of businesses, large and small. He brings a wealth of experience in finance, accounting and business management.

Mr. Steven B. Roth — ***Board of Directors Member***

Mr.Roth (Steve) has served as a Member of the Board of Directors of the Company since February of 2011. Mr. Roth is 49 years of age and formerly served as the Vice President and Chief Information Officer at Pinnacle Health Systems, Inc. in Harrisburg, PA. which is a 651 bed multi-facility health system in south central Pennsylvania. His responsibilities include Informatics, Health Information Management, Telecommunications, Biomedical Engineering, Technical and Building Services Departments. Steve is a former Partner at PricewaterhouseCoopers LLP (PwC) with over 20 years of technology and process consulting experience, Steve was responsible for the PwC's Healthcare Provider Technology Practice in the Northeast region and the

National eHealth Practice, defining the firm's business strategy and service offerings, generation of new business opportunities and delivery of client services and solutions. Steve received his BBA Degree in Information Processing from The George Washington University in Washington, DC in 1986 and his Masters Degree in Finance and Investments from Baruch College, City University of New York in 1992.

Mr. Robert L. Halverson ***Board of Directors Member***

Mr. Halverson (Bob) as served as a Member of the Board of Directors of the Company since January of 2013. Mr. Halverson is 75 years of age and also served as a Member of the Board of Directors of Medafor, Inc. a medical technology company based in Minneapolis, MN. which in October of 2013 was acquired by C. R. Bard (BCR - NYSE). Bob is a retired Northwest Airlines (NWA) B-747 Captain and an authorized volunteer mentor for the Alaska Department of Corrections. He has served in the Army and Ready Reserve as a Platoon Sergeant and later volunteered as a Northwest Airlines pilot attached to the CRAF (Civil Reserve Air Fleet) operation during the first Persian Gulf War, flying troops and equipment between the USA, Frankfurt, Germany and Saudi Arabia. Bob also served on the City of Minnetrista, Minnesota Park and Planning Commissions and as a member of the Anchorage Alaska Civil Air Patrol. He has been the owner/operator of a family farming operation in Western Hennepin County, MN since 1975 until it was sold in 2011. He also served three years as a Director of the Minnesota Corn Growers Association. Bob was formerly a Secondary Mathematics teacher in Forest Lake and Bloomington, MN public schools and received his Bachelor of Science degree in Mathematics from St. Cloud State University with a minor in physics and chemistry.

Mr. Vinod P. Mistry ***Director of SAS UK, Ltd.***

Mr. Vinod P. Mistry is a Shareholder of the Company and the minority Shareholder of SAS UK, LTD and has served as a Director of SAS UK, LTD since its formation in March of 2012. Mr. Mistry is 47 years of age and has also served as the International Finance Director of Epiq Systems, which is a $200m+ global organization specializing in integrated technology products and services for the legal profession, since April of 2008. Between 1995 to April of 2008, Mr Mistry served as Finance Director of ACT Teleconferencing Ltd. and iDirect Technologies, and Senior Auditor for Arram Berlyn Gardner. Mr. Mistry received his MBA from Henley Management College in 2004, his ACMA from Chartered Institute of Management Accountants in England and Wales (ICAEW) in 1994, his ACMA from Chartered Institute of Management Accountants (CIMA) in 1997, and his B.A. (Hons) Accountancy and from Humberside University in 1989.

B. *Significant Employees.* All Members of Secure Authenticated Systems, Inc. as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Secure Authenticated Systems, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 9. EXECUTIVE COMPENSATION.

In August of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Secure Authenticated Systems, Inc. will be entitled to receive an annual salary of:

Mr. Gerald D. Van Eeckhout, Chairman of the Board of Directors	$0	(*See Note 1, 3*)
Mr. James M. Garlie, President, CEO and Member of the Board of Directors	$48,000	(*See Note 1, 2, 3*)
Mr. Ronald J. Bach, Member of the Board of Directors	$0	(*See Note 1, 3*)
Mr. Steven B. Roth, Member of the Board of Directors	$0	(*See Note 1, 3*)
Mr. Robert L. Halverson, Member of the Board of Directors	$0	(*See Note 1, 3*)
Mr. Vinod P. Mistry, Director of SAS UK, Ltd.	$0	(*See Note 1, 3*)

(1) Does not include reimbursements for any actual expenses incurred in the pursuit of the Company's business.

(2) Does not include the establishment of employee benefit plans such as bonus, profit sharing, pension and retirement plans, stock options or rights, medical life and disability insurance, or similar plans and programs, as reasonably determined by the Board of Directors.

(3) Does not include royalty payments up to three quarters of one percent (3/4 of 1%) of revenue beginning in April of 2016. See, Notes to Financial Statements

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of Shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the Shares held by all executive officers and directors as a group.

Name and Address of Record Owner	Prior to Offering:	After Offering:
Mr. Gerald D. Van Eeckhout Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,500,000 (11%) Preferred Stock: No Shares	Common Stock: 1,500,000 (8%) Preferred Stock: No Shares
Mr. James M. Garlie Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,512,500 (11%) Preferred Stock: No Shares	Common Stock: 1,512,500 (8%) Preferred Stock: No Shares
Mr. Ronald J. Bach Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,400,000 (10%) Preferred Stock: No Shares	Common Stock: 1,400,000 (7%) Preferred Stock: No Shares
Mr. Steven B. Roth Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 500,000 (4%) Preferred Stock: No Shares	Common Stock: 500,000 (3%) Preferred Stock: No Shares
Mr. Robert L. Halverson Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 2,530,000 (18%) Preferred Stock: No Shares	Common Stock: 2,530,000 (13%) Preferred Stock: No Shares
Mr. Vinod P. Mistry Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 500,000 (4%) Preferred Stock: No Shares	Common Stock: 500,000 (3%) Preferred Stock: No Shares
Mr. Edward G. Monty Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,400,000 (10%) Preferred Stock: No Shares	Common Stock: 1,400,000 (7%) Preferred Stock: No Shares
Seifert Family Trust Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,010,000 (7%) Preferred Stock: No Shares	Common Stock: 1,010,000 (5%) Preferred Stock: No Shares

(*) Alternative Securities Markets Group Corporation 9107 Wilshire Blvd, Suite 450 Beverly Hills, CA 90210	Common Stock: 400,000 (2%) Preferred Stock: No Shares	Common Stock: 400,000 (2%) Preferred Stock: No Shares

(*) Upon qualification of this Registration Statement, the Company will issue 4000,000 (FOUR HUNDRED THOUSAND) shares of its Common Stock to the following providers of service to the Company under Section 4(a)(2) of the Securities Act of 1933, as amended. Mr. Steven J. Muehler is the sole shareholder and Chief Executive Officer of Alternative Securities Markets Group Corporation.

(A)	Shares Outstanding Prior to Offering:	14,248,000
(B)	Shares Outstanding After Offering:	19,648,000
(C)	Options, Warrants & Rights:	1,644,800
(D)	Incentive Stock Options - ISOs	1,000,000
(E)	Total Options, Warrants & Rights	2,644,800
(F)	FULLY DILUTED	22,292,800

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder(s) are Mr. Gerald D. Van Eeckhout, the Company Chairman of the Board of Directors; Mr. James M. Garlie, the Company's President, Chief Executive Officer and Board of Directors Member; Mr. Ronald J. Bach, a member of the Company's Board of Directors; Mr. Steven B. Roth, a member of the Company's Board of Directors; and, Mr. Robert L. Halverson, a member of the Company's Board of Directors. Mr. Van Eeckhout, Mr. Garlie, Mr. Bach, and Mr. Halverson together own the majority of the issued and outstanding controlling Stock of Secure Authenticated Systems, Inc. Consequently these Shareholders control the operations of the Company and will have the ability to control all matters submitted to stockholders for approval, including:

- Election of the Board of Directors;
- Removal of any Directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Van Eeckhout, Mr. Garlie, Mr. Bach, and Mr. Halverson will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

Warrants and Rights -

The Company has reserved 1,644,800 Shares of its common stock for the following: 170,000 Shares for issuance upon conversion of $8,500 in Notes at five cents ($.05) per Share which were issued to two Shareholders; 315,000 Shares for issuance upon conversion of $31,500 in Notes at ten cents ($.10) per Share which were issued to Directors and a Shareholder; and, 1,159,800 Shares for issuance upon the exercise of Warrants to purchase Shares at ten cents ($.10) per Share which were issued to certain Directors and Shareholders. These Warrants and Rights are exercisable and convertible between June 14, 2015 and December 31, 2015.

Notes payable to Stockholders and Directors –

At September 30, 2014, the Company had Notes payable to Stockholders totaling $174,609: Forty-six (46) Notes totaling $138,000 payable to Directors and a Shareholder's accruing interest at an annual rate of 10% and seventeen (17) Notes totaling $36,609 accruing interest at an annual rate of 12%. The majority of these Notes have conversion rights or include Warrants and all Notes are due between June 14, 2015 and December 31, 2015.

Licensing Agreement with the Board of Directors and three Shareholders

On June 14, 2011, the Company entered into licensing agreements with its Board of Directors and three shareholders. The licensing agreements require royalty payments to each of them of up to three quarters of one percent (3/4 of 1%) or a total of six percent (6%) of the Company's revenue beginning in April of 2015 and continual payments for as long as the Company's products and services are sold. The licensing agreements also require that in the event of the Company is purchased, the payment of $20,000 to each participant and continual payment for the following five years of operations.

Employment Agreement and Loan from Officer to the Company –

In August of 2008, the Company entered into a five year employment agreement with Mr. James M. Garlie, a Director, Shareholder and its President & CEO requiring annual Payments of $77,500 per year.

As of April 1, 2011, Mr. Garlie agreed to have his base salary adjusted to $36,000 per year and to waive any back salary due to him through March 31, 2011.

On January 1, 2013, Mr. Garlie agreed to have his base salary adjusted to $24,000 per year.

In August of 2013, the Company entered into a new five year employment agreement with Mr. Garlie requiring payments of $48,000 per year beginning on January 1, 2104 with annual increases based on operations and other factors. In the event Mr. Garlie is terminated by the Company without cause, Mr. Garlie is entitled to a severance package equal to his then current annual salary.

On September 30, 2014, Mr. Garlie agreed to waive $36,000 in back salary due to him resulting in a "Loan from Officer" account balance in a non-interest bearing loan of $40,366 payable to Mr. Garlie.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

Common Stock

We are offering FIVE MILLION COMMON STOCK SHARES (the "Securities") at a fixed prices of $0.15 per Share. **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A**. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 5,000,000 Shares of Common Stock, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

Currently there are FOURTEEN MILLION, TWO HUNDRED FORTY-EIGHT THOUSAND Shares of Common Stock issued and outstanding. Each Share of Common Stock entitles the Shareholder to one (1) vote on each matter submitted to vote of the Company's Shareholders, including the election of Directors. There is no cumulative voting. Subject to the preferences that may be applicable to any outstanding preferred stock, our Shareholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company's Board of Directors. Shareholders have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions related to the Common Stock. In the event of liquidation, dissolution or winding up of the Company, our Shareholders are entitled to Share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management will use all commercially reasonable efforts in an attempt to sell all securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $0.15 per Share of Common Stock. If all Securities are purchased, the gross proceeds to the Company will be $750,000 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account with Wells Fargo Bank, and only after $100,000 in securities has been sold to investors will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $100,000 is achieved, and all investors will be subject to the terms, conditions and investment risks associated with this investment.

Determination of Offering Price: The price of the Common Stock has been arbitrarily determined in order for the Company to raise up to a total of $750,000 through this offering. The Offering Price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. Among the factors considered were:

- The Company's lack of an operating history;
- The proceeds to be raised by this Offering;
- The amount of capital to be contributed by purchasers in this offering, the amount of capital contributed by purchasers of previous offerings, and the amount of stock to be retained by our existing Stockholders, and;
- The Company's relative cash requirements

Except as expressly provided in this Offering, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Offering, or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of Nevada for agreements made in and to be performed in the state of Nevada. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing a Subscription Agreement for this Offering, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 25,000,000 Shares of Common stock, $0.001 par value per Share (the "Common Stock"). As of November 1st, 2014 – 14,248,000 Shares of Common Stock were issued and outstanding.

All outstanding Shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per Share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to Share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to Share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 5,000,000 Shares of Preferred stock, no par value per Share (the "Preferred Stock"). As of November 1st, 2014 – NO Preferred Shares or Units were and are issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of November 1st, 2014, there were 14,248,000 Shares of our Common Stock outstanding, which were held of record by approximately THIRTY SIX stockholders.

As of November 1st, 2014, there were NO Shares of our Preferred Stock issued and outstanding.

Dividends

The Company has never declared or paid cash dividends. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends for the Company's Shares will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Nevada. Nevada General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Nevada's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Nevada's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

The following un-audited consolidated financial statements are included herein:

SECURE AUTHENTICATED SYSTEMS, INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
(unaudited)

	September 30, 2014	December 31, 2013	December 31, 2012
ASSETS			
CURRENT ASSETS			
Cash	$ 2,183	$ 1,726	$ 466
Inventory	-	768	960
Prepaid expenses	-	-	1,000
TOTAL CURRENT ASSETS	2,183	2,494	2,426
OTHER ASSETS			
Fulfillment software	5,300	5,300	5,300
Website, product and operating system development	98,416	87,916	-
TOTAL OTHER ASSETS	103,716	93,216	5,300
TOTAL ASSETS	$ 105,899	$ 95,710	$ 7,726
LIABILITIES AND STOCKHOLDERS' DEFICIT			
CURRENT LIABILITIES			
Accounts payable	$ 30,740	$ 30,518	$ 24,130
Accrued interest	29,086	16,593	6,182
Notes payable to stockholders	174,609	140,117	75,413
Note payable to officer, non interest bearing	40,366	49,314	49,344
Minority interest in subsidiary	250	250	250
TOTAL CURRENT LIABILITIES	275,050	236,792	155,319
STOCKHOLDERS' DEFICIT			
Preferred stock, $.001 par value: 5,000,000 shares authorized, no shares issued and outstanding	-	-	-
Common stock, $.001 par value; 25,000,000 shares authorized, 14,248,000, 14,048,000 & 11,126,000 shares issued and outstanding	14,248	14,048	11,126
Additional paid-in capital	275,727	265,927	174,749
Deficit accumulated during the development stage	(459,126)	(421,057)	(333,468)
TOTAL STOCKHOLDERS' DEFICIT	(169,151)	(141,082)	(147,593)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 105,899	$ 95,710	$ 7,726

See notes to financial statements.

SECURE AUTHENTICATED SYSTEMS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	August 12, 2008 to September 30, 2014
REVENUES	$ 585	$ 1,723	$ -	$ 2,308
EXPENSES				
Research and Development	10,683	31,440	35,654	181,756
General and Administrative	15,478	47,104	32,569	164,382
Interest Expense	12,493	10,767	5,712	230,561
TOTAL EXPENSES	38,654	89,311	73,935	461,433
NET LOSS	(38,069)	(87,588)	(73,935)	(459,126)
NET LOSS PER SHARE	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.03)
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC AND DILUTED	14,148,000	11,706,667	10,071,000	11,289,870

See notes to financial statements.

SECURE AUTHENTICATED SYSTEMS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
(unaudited)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Stockholders' Deficit
BALANCE AT AUGUST 12, 2008	-	$ -	$ -	$ -	$ -
Common stock issued	8,300,000	8,300	59,900	-	68,200
Net loss	-	-	-	(68,934)	(68,934)
BALANCE AT DECEMBER 31, 2008	8,300,000	8,300	59,900	(68,934)	(734)
Net loss	-	-	-	(22,613)	(22,613)
Common stock issued	100,000	100	2,400	-	2,500
BALANCE AT DECEMBER 31, 2009	8,400,000	8,400	62,300	(91,547)	(20,847)
Net loss	-	-	-	(40,737)	(40,737)
Return of shares to Company	(950,000)				
at no cost	-	-	-	-	-
Sale of shares of treasury stock	950,000	-	14,500	-	14,500
Common stock issued for services	675,000	675	9,450	-	10,125
Common stock issued for cash	66,000	66	2,034	-	2,100
BALANCE AT DECEMBER 31, 2010	9,141,000	9,141	88,284	(132,285)	(34,860)
Net loss	-	-	-	(127,249)	(127,249)
Common stock issued for services	400,000	400	24,600	-	25,000
Common stock issued for cash	405,000	405	29,595	-	30,000
BALANCE AT DECEMBER 31, 2011	9,946,000	$ 9,946	$ 142,479	$ (259,533)	$ (107,108)
Net loss	-	-	-	(73,935)	(73,935)
Common stock issued for services	480,000	480	11,520		12,000
Common stock issued for cash	700,000	700	16,000	-	16,700
Equity in transaction in subsidiary stock	-	-	4,750	-	4,750
BALANCE AT DECEMBER 31, 2012	11,126,000	$ 11,126	$ 174,749	$ (333,468)	$ (147,593)
Net loss				(87,588)	(87,588)
Common stock issued for:					
Services	192,000	192	6,908		7,100
Cash	2,730,000	2,730	84,270		87,000
BALANCE AT DECEMBER 31, 2013	14,048,000	$ 14,048	$ 265,927	$ (421,057)	$ (141,082)
Net loss				(38,069)	(38,069)
Common stock issued for:					
Cash	200,000	200	9,800		10,000
BALANCE AT SEPTEMBER 30, 2014	14,248,000	$ 14,248	$ 275,727	$ (459,126)	$ (169,151)

See notes to financial statements.

SECURE AUTHENTICATED SYSTEMS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	August 12, 2008 to September 30, 2014
OPERATING ACTIVITIES				
Net loss	$ (38,069)	$ (87,588)	$ (73,935)	$ (459,126)
Adjustments to reconcile net loss to net cash used by operating activities:				
Changes in working capital:				
Inventory	768	192	(650)	-
Prepaid expenses	-	1,000	(1,000)	-
Accounts payable	206	6,388	(15,220)	30,740
Accrued interest	12,508	10,412	3,371	29,086
Net cash used by operating activities	(24,588)	(69,597)	(87,433)	(399,300)
INVESTING ACTIVITIES				
Fulfillment software	-	-	(5,300)	(5,300)
Website, product and operating system development	(10,500)	(87,916)	-	(98,416)
Net cash used by investing activities	(10,500)	(87,916)	(5,300)	(103,716)
FINANCING ACTIVITIES				
Sale of Treasury Stock	-	-	-	14,500
Issuance of common stock for services	-	7,100	12,000	58,925
Net proceeds from issuance of common stock	10,000	87,000	16,700	211,800
Net proceeds from notes payable - stockholders	34,493	64,704	31,114	174,609
Net proceeds from note payable - officer	(8,948)	(31)	27,112	40,366
Equity in transactions of subsidiary stock	-	-	4,750	4,750
Minority interest in subsidiary	-	-	250	250
Net cash provided by financing activities	25,045	70,857	86,626	401,484
INCREASE (DECREASE) IN CASH	457	1,260	(808)	2,183
CASH				
Beginning of period	1,726	466	1,274	-
End of period	$ 2,183	$ 1,726	$ 466	$ 2,183

See notes to financial statements.

SECURE AUTHENTICATED SYSTEMS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. The Company and Summary of Significant Accounting Policies –

Description of Business

Secure Authenticated Systems, Inc. (the Company or SASI), was incorporated under the laws of the State of Nevada on August 12, 2008 (inception). On March 21, 2012, the Company formed Secure Authenticated Systems UK, LTD (SAS UK, LTD) as a 95% owned subsidiary. SAS UK, LTD will be doing the same business as the Company in the UK and the consolidated financial statements include the accounts of the Company and SAS UK, LTD. The Company has completed its operating system and is in the process of launching its first two proprietary products, the ***SecureLife MedCard®*** and the ***SecureLife MedCard® PLUS,*** both of which are commercially available.

The ***SecureLife MedCard®*** was developed as a "Stand alone" product (Card only) for use in emergency situations and can be purchased online at www.securelifemedcard.com

The ***SecureLife MedCard® PLUS*** includes the card and has online data storage capabilities for individuals who are looking for a secure method of organizing, storing and accessing all of their medical records. This product can also be purchased online for an additional amount, with annual recurring payments. As part of the registration, a customer is assigned a pin number allowing them and their physician's access to their information. The Company uses FireHost as its hosting service which maintains the highest level of HIPAA compliancy.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Website, Product and Operating Systems Development

Certain costs incurred from independent contractors in the development of the Company's website, product and operating systems have been capitalized and will be amortized beginning when operations commence over a five year period.

Accounting for Stock Based Compensation

The Company has a stock-based employee compensation plan consisting of stock options and follows the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment (as amended)," to expense all options. Among other items, this requires companies to recognize the cost of employee/director services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The Company estimates the fair value of options at the grant date using Black-Scholes-Merton option pricing model. The model takes into consideration weighted average assumption related to the following: risk-free interest rate, expected life, expected volatility, and expected dividend rate.

Net Loss per Share

Basic and diluted net loss per share is computed by dividing the net loss by the weighted-average common shares outstanding during the period. The weighted-average common shares for a period is determined by adding the total shares in each period together and then dividing the total shares of the periods by the total number of days in all periods and then multiplying that number by the number of days in the year shown. Options, warrants and conversion rights are not included in the calculation since they are anti-dilutive because of the Company's operating losses.

2. Going Concern –

The Company is in a development stage and has incurred losses since its organization. The Company had net losses of $459,126, $38,069, $87,588 and $73,935for the period from August 12, 2008 to September 30, 2014, the period or nine months ended September 30, 2014, the year ended December 31, 2013, and the year ended December 31, 2012, respectively and had a stockholders' deficit from operations of $459,126 at September 30, 2014. The Company's future success depends on its ability to generate sufficient operating cash flow or obtain adequate financing to meet its obligations. Management believes that its plan to obtain additional operating capital will enable the Company to continue operations. The accompanying financial statements do not include adjustments that might result if the Company is unable to continue as a going concern.

3. Stock Options, Warrants and Rights -

The Company adopted a Stock Option Plan in August of 2008, in which the Option Plan permits the granting of "incentive stock options" meeting the requirements of Section 422 of the Internal Revenue Code of 1986 (the "Option") and nonqualified options which do not meet the requirements of Section 422. A total of 1,000,000 shares of the Company's Common Stock are reserved for issuance pursuant to options to be granted under the Plan. Pursuant to the Option Plan, as of September 30th, 2014 no options have been granted under the plan.

The Company has reserved 1,644,800 shares of its common stock for the following: 170,000 shares for issuance upon conversion of $8,500 in Notes at five cents ($.05) per share which were issued to two shareholders; 315,000 shares for issuance upon conversion of $31,500 in Notes at ten cents ($.10) per share which were issued to Directors and a shareholder; and, 1,159,800 shares for issuance upon the exercise of Warrants to purchase shares at ten cents ($.10) per share which were issued to certain Directors and shareholders (See, table below).

4. Notes payable to Stockholders and Directors –

As of September 30th, 2014, the total Notes payable to Directors and Stockholders were $174,609: Forty-six (46) Notes totaling $138,000 accruing interest at an annual rate of 10% and seventeen (17) Notes totaling $36,609 accruing interest at an annual rate of 12%. The majority of these Notes have conversion rights or include Warrants (See, Note 3: Stock Options, Warrants and Rights) and all Notes are due between June 14, 2015 and December 31, 2015.

Type of Note	Dollar amount	Warrants or Conversion Rights	Due Date	Exercise or Conversion Price	Expiration or Conversion Date
10% Notes Convertible at $.10	$ 3,000	30,000	January 31, 2015	$.10	January 31, 2015
12% Notes without Warrants	21,629	-	June 14, 2015	-	-
12% Notes with Warrants	14,980	179,800	December 31, 2015	$.10	December 31, 2015
10% Notes Convertible at $.05	8,500	170,000	December 31, 2015	$.05	December 31, 2015
10% Notes Convertible at $.10	31,500	315,000	December 31, 2015	$.10	December 31, 2015
10% Notes with Warrants	95,000	950,000	December 31, 2015	$.10	December 31, 2015
Total Notes, Warrants & Rights:	$174,609	1,644,800			

5. Licensing Agreement with the Board of Directors and three Shareholders –

On June 14, 2011, the Company entered into licensing agreements with its Board of Directors and three Shareholders. The licensing agreements require royalty payments to each of them of up to three quarters of one percent (¾ of 1%) or a total of six percent (6%) of the Company's revenue beginning in April of 2015 and continual payments for as long as the Company's products and services are sold. The licensing agreements also require that in the event the Company is purchased, payment of $20,000 will be made to each participant and royalty payments will continue for the following five years.

6. Income Taxes –

The Financial Statements of the Company have been, and will be prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. No tax benefits have been recognized in these financial statements for the losses.

At September 30, 2014, the Company had approximately $460,000 in federal net loss carry-overs, which expire on various dates through 2034.

7. Commitments -

Employment Agreement and Loan from Officer to the Company

In August of 2008, the Company entered into a five year employment agreement with its President and Chief Executive Officer, requiring annual Payments of $77,500 per year. As of April 1, 2011, the President and CEO of the Company agreed to have his base salary adjusted to $36,000 per year and to waive any back salary due to him through March 31, 2011.

7. **Commitments – (continued)**

Employment Agreement and Loan from Officer to the Company

The Company has a five year employment agreement with its President and Chief Executive Officer, which runs to December 31, 2018 and requires payments of $48,000 a year with annual increases based on operations and other factors. In the event of termination without cause, the President & CEO is entitled to a severance payment equal to his then current salary. Accrued salaries under the Agreement, less amounts that have been waived by the President and CEO are recorded as a non-interest bearing loan payable.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Secure Authenticated Systems, Inc.

By: Mr. Gerald D. Van Eeckhout

By: ______________________
Name: Mr. Gerald D. Van Eeckhout
Title: Chairman of the Board of Directors

By: Mr. James M. Garlie

By: ______________________
Name: Mr. James M. Garlie
Title: President, CEO & Member of the Board of Directors

By: Mr. Ronald J. Bach

By: ______________________
Name: Mr. Ronald J. Bach
Title: Member of the Board of Directors

By: Mr. Steven B. Roth

By: ______________________________
Name: Mr. Steven B. Roth
Title: Member of the Board of Directors

By: Mr. Robert L. Halverson

By: ______________________________
Name: Mr. Robert L. Halverson
Title: Member of the Board of Directors

By: Mr. Steven J. Muehler (Alternative Securities Markets Group Corporation)

By: ______________________________
Name: Mr. Steven J. Muehler
Title: Advisor & Drafter of this Securities Registration Statement

Signature Certificate

Document Reference: M4TUWBJNR43G3XVHICHWYW

RightSignature
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Robert Halverson
Party ID: NFTZBXIIBLA3AZKCYMC7SG
IP Address: 216.67.2.54
VERIFIED EMAIL: rhalvr@aol.com

Electronic Signature:

Robert L Halverson

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Digital Fingerprint Checksum 5ded43428727a426ca23ed76bd01f8159e75d9a1



Steven Roth
Party ID: ZLC43VIKN5CDYFPNRJ83B4
IP Address: 174.236.230.95
VERIFIED EMAIL: sroth004@comcast.net

Electronic Signature:

Steven Roth

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Digital Fingerprint Checksum deb00f16ab4eedb67f6529338fae5c42ccab93b8



Ronald Bach
Party ID: DIBT9JIKUJRD2YHZEPVBLB
IP Address: 209.162.59.8
VERIFIED EMAIL: ronbach@mindspring.com

Electronic Signature:

C

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Digital Fingerprint Checksum 9fdf4a0bc6af21097b09a536828ebb5f5f2fd826



James M. Garlie
Party ID: 2MEZP3JF8IIF8E4GRFVL2D
IP Address: 75.95.164.29
VERIFIED EMAIL: jimgarlie@sasisystems.com

Electronic Signature:

James M Garlie

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Digital Fingerprint Checksum 4e92204e97ceea181802335bf828f7b09f452ede

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Signature Certificate

Document Reference: M4TUWBJNR43G3XVHICHWYW

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Gerald D. Van Eeckhout
Party ID: ULWG9EIF3LMYBUP6EN9W9L
IP Address: 71.196.131.2
VERIFIED EMAIL: everprises@aol.com

Electronic Signature



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Alternative Securities Markets Group
Party ID: YEHN3XJ9ZL5Z25FFJILI5Z
IP Address: 76.91.17.17
VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature



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Timestamp	Audit
2014-12-07 16:24:12 -0800	All parties have signed document. Signed copies sent to: Robert Halverson, Steven Roth, Ronald Bach, James M. Garlie, Gerald D. Van Eeckhout, and Alternative Securities Markets Group.
2014-12-07 16:24:11 -0800	Document signed by Steven Roth (sroth004@comcast.net) with drawn signature. - 71.207.78.60
2014-12-07 00:55:18 -0800	Document signed by Ronald Bach (ronbach@mindspring.com) with drawn signature. - 209.162.59.8
2014-12-05 20:43:31 -0800	Document viewed by Ronald Bach (ronbach@mindspring.com). - 209.162.59.8
2014-12-05 20:43:31 -0800	Document viewed by Ronald Bach (ronbach@mindspring.com). - 209.162.59.8
2014-12-05 17:00:13 -0800	Document viewed by Steven Roth (sroth004@comcast.net). - 174.236.230.95
2014-12-05 15:05:41 -0800	Document signed by Robert Halverson (rhalvr@aol.com) with drawn signature. - 216.67.2.54
2014-12-05 14:23:59 -0800	Document viewed by Robert Halverson (rhalvr@aol.com). - 216.67.2.54
2014-12-05 12:53:47 -0800	Document signed by Gerald D. Van Eeckhout (everprises@aol.com) with drawn signature. - 71.196.131.2
2014-12-05 12:53:14 -0800	Document viewed by Gerald D. Van Eeckhout (everprises@aol.com). - 71.196.131.2
2014-12-05 12:38:49 -0800	Document signed by James M. Garlie (jimgarlie@sasisystems.com) with drawn signature. - 75.95.164.29
2014-12-05 12:35:19 -0800	Document viewed by James M. Garlie (jimgarlie@sasisystems.com). - 75.95.164.29

This signature page provides a record of the online activity executing this contract.

Signature Certificate

Document Reference: M4TUWBJNR43G3XVHICHWYW

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2014-12-05 12:33:22 -0800	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2014-12-05 12:32:52 -0800	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2014-12-05 12:32:51 -0800	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17

This signature page provides a record of the online activity executing this contract.

EXHIBITS:

EXHIBIT	DESCRIPTION	PAGES
A	Articles of Incorporation & Bylaws	16
B	Subscription Agreement	06
C	Investor Questionnaire and Agreement	39
D	ASMG FINRA Crowd Funding Web Portal Registration	17
	ASMG Registered Investment Advisor ADV 1	46
	ASMG Registered Investment Advisor ADV 2	22
	ASMG U10 (Series 65 Securities Law Information)	02
E	ASMG Listing Agreement & Investment Agreement	25
F	ASMG Company Webpage – Locked until Qualification	03
G	Legal Opinion Letter	To be filed later
H	License Agreement – Jerry Van Eeckhout	02
I	License Agreement – James Garlie	02
J	License Agreement – Ron J. Bach	02
K	License Agreement – Steve B. Roth	02
L	License Agreement – Robert & Janice Halverson	02
M	License Agreement – Craig B. Wisman	02
N	License Agreement – Don P. Hesskamp	02
O	License Agreement – Ed. G. & Jo E. Monty	02
P	Employment Agreement – Jim Garlie	07
Q	Promissory Note – EEL & JVE	05
R	Promissory Note – Ronald J. Bach	06
S	Promissory Note – Steven B. Roth	06
T	Promissory Note – Robert & Janice Halverson	06
U	Promissory Note – Vinod P. Mistry	06
V	Promissory Note – Ed & Jo Monty	07
W	Promissory Note – Craig B. Wisman	06
X	Promissory Note – Vinod P. Mistry	05
Y	Promissory Note – Theresa L. Garlie & Jim Garlie's Mother	03
Z	Promissory Note – Rob & Barb Thomssen	02
AA	Promissory Note – Emily Magrish	02
BB	Promissory Note – Robert Halverson & Son	03
CC	Promissory Note – Gina M. Garlie	03

EXHIBIT A

STATE OF NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Filing Acknowledgement

August 12, 2008

Job Number	Corporation Number	
C20080812-0863	E0511482008-6	
Filing Description	**Document Filing Number**	**Date/Time of Filing**
Articles of Incorporation	20080536678-15	August 12, 2008 09:55:45 AM

Corporation Name	Registered Agent
SECURE AUTHENTICATED SYSTEMS, INC.	SECURE AUTHENTICATED SYSTEMS, INC. C/O JAMES M. GARLIE

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recordings Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

ROSS MILLER
Secretary of State

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

(PROFIT) INITIAL LIST OF OFFICERS, DIRECTORS AND REGISTERED AGENT OF

FILE NUMBER

SECURE AUTHENTICATED SYSTEMS, INC.

(Name of Corporation)

FOR THE FILING PERIOD OF AUG 2008

The corporation's duly appointed register

SECURE AUTHENTICATED SYS
3684 S. PARADISE ROAD SUITE
LAS VEGAS NV 89169

☐ CHECK BOX IF YOU REQUIRE A FORM

Important: Read instructions before completing

JAMES M GARLIE
3684 S PARADISE RD 3110
LAS VEGAS, NV 89169

1030

94-7074/3212 1735
8276226746

DATE 8-19-08

PAY TO THE ORDER OF Secretary of State $ 125.00

One hundred twenty five & no/100 DOLLARS

Wells Fargo Bank, N.A.
Nevada
wellsfargo.com

FOR

⑆321270742⑆ 8276226746⑈ 01030

1. Print or type names and addresses either residence or busine... Have an officer sign the form. FORM WILL BE RETURNED ...
2. If there are additional directors attach a list of them to this form.
3. Return the completed form with the $125.00 filing fee, if no ca... penalty must be added for failure to file this form by the last day of the first month following the incorporation/initial registration with this office.
4. Make your check payable to the Secretary of State. Your cancelled check will constitute a certificate to transact business per NRS 78.155. To receive a certified copy, enclose an additional $30.00 and appropriate instructions.
5. Return the completed form to: Secretary of State, 202 North Carson Street, Carson City, NV 897814201, (775) 684-5708.
6. Form must be in the possession of the Secretary of State on or before the first month following the incorporation/initial registration date. (Postmark date is not accepted as receipt date.) Forms received after due date will be returned for additional fees and penalties.

FILING FEE: $125.00 LATE PENALTY: $75.00

CHECK ONLY IF APPLICABLE

☐ This corporation is a publicly traded corporation. The Central Index Key number is:

☐ This publicly traded corporation is not required to have a Central Index Key number.

NAME	TITLE(S)	CITY	St	Zip
James M. Garlie	PRESIDENT (OR EQUIVALENT OF)			
ADDRESS 3684 S. Paradise Rd #3110		Las Vegas		
3684 S. Paradise Rd #3110		Las Vegas	NV	89169
James M. Garlie	SECRETARY (OR EQUIVALENT OF)			
ADDRESS 3684 S. Paradise Rd #3110		Las Vegas	NV	89169
James M Garlie	TREASURER (OR EQUIVALENT OF)			
ADDRESS 3684 S. Paradise Rd #3110		Las Vegas	NV	89169
James M. Garlie	DIRECTOR			
ADDRESS 3684 S. Paradise Rd #3110		Las Vegas	NV	89169

I declare, to the best of my knowledge under penalty of perjury, that the above mentioned entity has complied with the provisions of NRS 360.780 and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X Signature of Officer [signature] Title President Date 8-19-08

ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20080536678-15
Ross Miller, Secretary of State, State of Nevada	Filing Date and Time 08/12/2008 9:55 AM
	Entity Number E0511482008-6

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT — ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	SECURE AUTHENTICATED SYSTEMS, INC.
2. Registered Agent for Service of Process: (check only one box)	☐ Commercial Registered Agent: Name ☐ Noncommercial Registered Agent (name and address below) **OR** ☒ Office or Position with Entity (name and address below) JAMES M. GARLIE Name of Noncommercial Registered Agent OR Name of Title of Office or Other Position with Entity 3684 S. PARADISE ROAD SUITE 3110 (Street Address) LAS VEGAS (City) Nevada 89169 (Zip Code) Mailing Address (if different from street address) City Nevada Zip Code
3. Authorized Stock: (number of shares corporation is authorized to issue)	Number of shares with par value: 30,000,000 Par value per share: $ .001 Number of shares without par value:
4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)	1) JAMES M. GARLIE (Name) 3684 S. PARADISE ROAD SUITE 3110 (Street Address) LAS VEGAS (City) NV (State) 89169 (Zip Code) 2) Name Street Address City State Zip Code
5. Purpose: (optional; see instructions)	*The purpose of the corporation shall be:* TO CREATE SECURE BIOMETRIC IDENTIFICATION SYSTEMS
6. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)	JAMES M. GARLIE (Name) X [signature] (Incorporator Signature) 3684 S. PARADISE ROAD SUITE 3110 (Address) LAS VEGAS (City) NV (State) 89169 (Zip Code)
7. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity.* X [signature] 08/10/08 Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date

This form must be accompanied by appropriate fees.

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **SECURE AUTHENTICATED SYSTEMS, INC.**, did on August 12, 2008, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on August 12, 2008.

ROSS MILLER
Secretary of State

By

Certification Clerk

STATE OF NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

SECURE AUTHENTICATED SYSTEMS, INC. C/O JAMES M. GARLIE
3684 S. PARADISE ROAD SUITE 3110
LAS VEGAS, NV 89169

August 12, 2008

Job Number: C20080812-0863

Job Contents:

NV Corp Filing Acknowledgement(s):	1
File Stamped Copy(s):	1
Corp Charter(s):	1
ILO-ALO Profit(s):	1

Special Handling Instructions:

NF P/U AJW 8/12/08

SECURE AUTHENTICATED SYSTEMS, INC. C/O JAMES M. GARLIE
3684 S. PARADISE ROAD SUITE 3110
LAS VEGAS, NV 89169

STATE OF NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Job Receipt

August 12, 2008

Job Number: C20080812-0863
Account Number:

Charges

Description	Document Number	Filing Date/Time	Qty	Price	Amount
Articles of Incorporation	20080536678-15	8/12/2008 9:55:45 AM	1	$75.00	$75.00
24 Hour Expedite	20080536678-15	8/12/2008 9:55:45 AM	1	$125.00	$125.00
Total					$200.00

Payments

Type	Description	Amount
Credit	234961I08081210613616	$200.00
Total		$200.00

Job Balance: $0.00

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

BY-LAWS

OF

SECURE ATHENTICATED SYSTEMS, INC.

ARTICLE I
Offices

Section 1. Registered Office. The address of the registered office of the corporation is 3684 Paradise Rd., Suite 3110, Las Vegas, Nevada 89169. The registered office need not be identical with principal office of the corporation and may be changed from time to time by the Board of Directors.

Section 2. Other Offices. The corporation may have such other offices at such other places within and without the State of Nevada as the Board of Directors may from time to time determine.

ARTICLE II
Meetings of Shareholders

Section 1. Place of Meeting. All meetings of the shareholders of this corporation shall be held at its principal office unless some other place for any such meeting within or without the State of Nevada is designated by the Board of Directors in the written notice of meeting.

Section 2. Annual Meeting Day. The annual meeting of the shareholders of this corporation shall be held on a day to be designated by the Board of Directors in the form of a written notice of meeting, which written notice of meeting shall designate the time of meeting and place of meeting if other than the corporation's principal office. At the annual meeting the shareholders shall elect a Board of Directors and transact such other business as may be properly brought before the meeting. If an annual meeting is not held during any calendar year, or if the directors are not elected thereat, the directors may be elected at a special meeting of the shareholders called for that purpose, which special meeting shall be called upon the demand of any shareholder entitled to vote, which demand for and call of said special meeting shall be in accordance with the provisions of Section 3 of this Article relating to demands for call of a special meeting of the shareholders.

Section 3. Special Meetings. Special meetings of shareholders, for any purpose or purposes, may be called by the President and in his or her absence by the Vice President or by the Board of Directors or any two or more members thereof, or in the manner hereinafter provided by one or more shareholders holding not less than one tenth of the voting power of the shareholders. Upon request in writing by registered mail or by any person or persons entitled to call a meeting of shareholders, it shall be the duty of such officer forthwith to cause notice to be given to the shareholders entitled to vote, of a meeting to be held at such time as such officer shall fix, not less than one (1) or more than sixty (60) days after receipt of such request. The officer shall not fix a date which unduly delays the meeting or shall have the effect of defeating the purpose of the meeting. Business transacted at any special meeting of shareholders shall be limited to the purpose or purposes stated in the notice of meeting.

Section 4. Notice of Meeting. Written notice of the annual meeting stating the time and place thereof shall be given to each shareholder of record entitled to vote at such meeting at least ten (10) days prior to the date of such annual meeting. Written notice of all special meetings of shareholders stating the time, place and purposes thereof shall also be given to each shareholder of record entitled to vote at such meeting at least one (1) day before the date fixed at such meeting. All notices of meeting shall be mailed to each shareholder at his or her address as it appears on the stock transfer books of the corporation and shall be deemed delivered when deposited in the United States mail, with postage thereon prepaid. Notices given by telegram shall be deemed delivered when telegram is delivered to the telegraph company properly addressed and prepaid. Any shareholder may waive notice of any meeting.

Section 5. Record Date. For the purposes of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other purpose, the Board of Directors of the corporation may but need not fix a date as the record date for any such determination of shareholders, which record date, however, shall in no event be more than sixty (60) days prior to any such intended action or meeting.

Section 6. Quorum. A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting a majority of the shares so represented may adjourn the meeting from time to time without further notice. Any business may be transacted at the meeting held pursuant to the adjournment and at which a quorum shall be present or represented which might have been transacted at the adjourned meeting. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 7. Voting and Proxies. At each meeting of the shareholders every shareholder shall be entitled to one vote in person or by proxy for each share of capital stock held by such shareholder but no proxy shall be entitled to vote after eleven (11) months from the date of its execution, unless otherwise provided in the proxy. Every proxy shall be in writing (which shall include telegraphing, cable or fax anfax or telephotographic transmission), and shall be filed with the Secretary of the corporation before or at the time of the meeting. All questions regarding the qualification of voters, the validity of proxies and the acceptance or rejection of votes shall be decided by the presiding officer of the meeting. When a quorum is present at any meeting, the votes of the holders of the majority of the shares having voting power present in person or represented by proxy shall decide any questions brought before such meeting, unless the question is one upon which by express provision of the statutes or the Articles of Incorporation or these By-laws a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 8. Informal Action By Shareholders. Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by all the shareholders of record entitled to vote as of the date of such resolution.

ARTICLE III
Directors

Section 1. General Powers. The business and the property of the corporation shall be managed and controlled by the Board of Directors. The directors may exercise all such powers and do all such things as may be exercised or done by the corporation subject to the provisions of the Articles of Incorporation, these By-laws and all applicable law.

Section 2. Number, Tenure and Qualification. The number of directors which shall constitute the whole Board of Directors shall be between one and seven or as otherwise fixed from time to time by resolution of the shareholders subject to increase by resolution of the Board of Directors. No decrease in the number of directors pursuant to this section shall effect the removal of any director then in office except upon compliance with the provisions of Section 8 of this Article. Each director shall be elected at the annual meeting of shareholders, except as provided in Section 7 of this Article, and shall hold office until the next annual meeting of shareholders and thereafter until his or her successor is duly elected and qualified, unless a prior vacancy shall occur by reason of his death, resignation or removal from office. Directors need not be shareholders.

Section 3. Regular Meetings. A regular meeting of the Board of Directors shall be held immediately after, and at the same palace as, the annual meeting of shareholders. Other regular meetings of the Board of Directors may be held at such time and at such place as shall from time to time be determined by the Board of Directors.

Section 4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President, or in his or her absence by the Vice President, or shall be called by the Secretary on the written request of any (3) directors. The person or persons authorized to call special meetings may fix the time and place, either within or without the State of Nevada, for any such special meeting.

Section 5. Notice of Meetings. Ten (10) day written notice of the annual meeting of directors and of all regular meetings of directors shall be given to all directors. Such notices shall be deemed delivered when deposited in the United States mail properly addressed, with postage thereon prepaid. Ten (10) days written notice of all special meetings of the Board of Directors shall be given to each director. In the event that notice is given by mail, such notice shall be mailed at least two (2) days prior to the special meeting and shall be deemed delivered when deposited in the United States mail properly addressed with postage thereon prepaid. Notice given by telegram shall be deemed to be delivered when the telegram is delivered to the telegraph company properly addressed and prepaid. Any director may waive notice of any meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, unless his or her attendance is for the express purpose of objecting to the transaction of business on grounds that the meeting is not lawfully called or convened.

Section 6. Quorum and Voting. A majority of the directors then in office shall constitute a quorum for the transaction of business at any regular or special meeting of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors any of the directors present may adjourn the meeting from time to time without further notice. The act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors except as to any question upon which any different or greater vote is required by the Articles of Incorporation, these By-laws or Nevada Statutes.

Section 7. Vacancies and Newly Created Directorships. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the directors remaining in the office even though said remaining directors may be less than a quorum; any newly created directorship resulting from an increase in the authorized number of directors by action of the Board of Directors may be filled by a two-thirds vote of the directors serving at the time of such increase; or said vacancy or newly created directorship may be filled by resolution of the shareholders at any annual meeting or at any special meeting called for that purpose. Unless a prior vacancy occurs by reason of his death, resignation or removal from office any director so elected shall hold office until the next annual meeting of shareholders or until his successor is duly elected and qualified.

Section 8. Removal of Directors. The entire Board of Directors or any director or directors may be removed from office with or without cause, at any special meeting of the shareholders duly called for that purpose a provided in these By-laws, by a vote of the shareholders holding a majority of the shares entitled to vote at an election of directors. At such meeting a successor or successors may be elected by the vote of the holders of the shares having voting power present in person or represented by proxy , or if any vacancy is not so filled, it may be filled by the directors as provided in Section 7 of the Article.

Section 9. Executive Committee. The Board of Directors may, by unanimous resolution of all directors then in office, appoint an Executive Committee of three or more directors to meet and act on behalf of the Board of Directors between meetings of the Board. The Executive Committee shall advise and aid the officers of the corporation in all matters concerning management of its business, and between meetings of directors the Executive Committee shall possess and may exercise all the powers of the Board of Directors with reference to the conduct of the business of the corporation, except the power to fill vacancies in their own membership, which vacancies shall be filled by the Board of Directors. The Executive Committee shall meet at stated times or on notice to all members. It shall fix its own rules of procedure. A majority of the committee shall constitute a quorum by the affirmative vote of a majority of the whole committee shall be necessary on every item of business. The Executive Committee shall keep regular minutes of its proceedings and report the same to the Board of Directors.

Section 10. Other Committees. The Board of Directors may appoint such other committees and delegate to such committees such powers and responsibilities as it may from time to time deem appropriate.

Section 11. Action in Writing. Any action which might be taken at a meeting of the Board of Directors or of a lawfully constituted Executive Committee thereof may be taken without a meeting if such action is taken in writing and signed by all of the directors then in office or by all of the members of such committee as the case may be.

Section 12. Meeting by Means of Conference Telephone. Members of the Board of Directors of the corporation, or any committee designated by such Board, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this section shall constitute presence in person at such meeting.

ARTICLE IV
Officers

Section 1. Number. The officers of the corporation shall be elected by the Board of Directors and shall include a President, one or more Vice-Presidents, a Secretary and a Treasurer. The board of Directors may also appoint such other officers and assistant officers as it may deem necessary. Except as provided in these By-laws, the Board of Directors shall fix the powers, duties and compensation of all officers. Officers may, but need not, be directors of the corporation.

Section 2. Election and Term of Office. Officers shall be elected at each annual meeting of the Board of Directors and shall hold office at the pleasure of the Board. An officer shall hold office until his successor shall have been duly elected unless prior thereto he shall have resigned or been removed from office as hereinafter provided.

Section 3. Removal and Vacancies. Any officer or agent elected or appointed by the Board of Directors may be removed with or without cause any time by the vote of a majority of the Board of Directors. Any vacancy in any office of the corporation shall be filled by the Board of Directors.

Section 4. President. The president shall be chief executive officer of the corporation, shall preside at all meetings of the shareholders and the Board of Directors, shall have general and active management of the business of the corporation, and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall have the general powers and perform such other duties as the Board of Directors may from time to time prescribe.

Section 5. Vice-Presidents. The Vice-President, or Vice-Presidents in case there are more than one, shall have such powers and perform such duties as the president or the Board of Directors may from time to time prescribe. In the absence of the President or in the event of his death, inability or refusal to act, the Vice-President, or in the event there be more than one Vice-President, the Vice Presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their election, shall perform the duties of the President and when so acting, shall have all the powers of and be subject to all of the restrictions upon the President.

Section 6. Secretary. The Secretary shall attend all meetings of the Board of Directors and of the shareholders and record all votes and the minutes of all proceedings of the Board of Directors and of the shareholders in a book to be kept for the purpose. He or she shall keep the stock books of the corporation. He or she shall give or cause to be given notice of all meetings of the shareholders and of special meetings of the Board of Directors, and shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

Section 7. Treasurer. The Treasurer shall have the care and custody of the corporate funds and securities of the corporation and shall disburse the funds of the corporation as may be ordered from time to time by the President or the Board of Directors. He or she shall keep full and accurate account of all receipts and disbursements in books belonging to the corporation and shall have such other powers and perform such other duties as the President or the Board Directors may from time to time prescribe.

Section 8. Other Officers. The Assistant Secretaries and Assistant Treasurers in the order of their seniority, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the Secretary of Treasurer, perform the duties and exercise the powers of the Secretary and Treasurer respectively. Such Assistant Secretaries and Assistant Treasurers shall hold office for the term established by the Board of Directors and shall such powers, perform such duties and be responsible to such other office as the Board of Directors may from time to time prescribe.

ARTICLE V
Certificate of Stock

Section 1. Certificates. Certificates representing shares of the corporation shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary. If a certificate is signed (1) by a transfer agent or and assistant transfer agent or (2) by a transfer clerk acting on behalf of the corporation and a registrar, the signature of any corporation by the holder of record thereof or by his legal representative who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of State of the corporation, and on surrender of such shares to the corporation or the transfer agent of the corporation. The person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.

ARTICLE VI
Contract, Loans, Checks and Deposits

Section 1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

Section 2. Loans. No loans shall be contracted on behalf of the corporation, and no evidences of indebtedness shall be issued in its name unless authorized by resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 3. Check, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors may select.

ARTICLE VII
Indemnification

Section 1. Indemnification. The corporation acting through its Board of Directors, or as otherwise provided in this By-Law, shall as fully as may be permitted from time to time by the statutes and decisional law of the State of Nevada or by any other applicable rules or principles of law, indemnify each office of the corporation against the expense of any action to which he was or is a party or is threatened to be made a party by reason of the fact that he is or was an officer of the corporation. An provision in these By-Laws which would prevent the indemnification of an officer to the full extent permitted by law as it may from time be expanded by statute, decision of court or otherwise, shall be deemed amended to conform to such expanded right of indemnification without formal action by the Board of Directors or shareholders.

Section 2. Definitions. As used in the By-Law: (i) the term "officer" means any person who is, was or may hereafter be a director, officer, employee or agent of this corporation or, at the request of this corporation, of any other enterprise and the rights of indemnification under this By-Law shall inure to the benefit of the heirs, executors and administrators of any of such persons, (ii) the term "action" means any threatened, pending or completed action, suit or proceeding, wherever brought, whether civil, criminal, administrative or investigative including those by or in the right of the corporation and whether or not involving an act or omission of an officer in his capacity as such, and whether or not he is an officer, at the time of such action, and (iii) the term "expenses of any action" shall include attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with an action.

Section 3. Standard of Conduct. An officer shall be indemnified with respect to any action (other than an action by or in the right of the corporation to procure a judgment in its favor) if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, if it is a criminal action, he had no reasonable cause to believe his conduct was unlawful. If the action be one by or in the right of the corporation to procure a judgment in its favor, then in addition to the requirements of the preceding sentence, an officer shall be indemnified only if he is not adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation or, if he is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, then he shall be indemnified only to the extent that the court in which such action was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person fairly and reasonably entitled to indemnity for such expenses incurred which such court shall deem proper. If he is successful on the merits or otherwise in defense of any action, an officer shall be indemnified for expenses actually and reasonably incurred by him in connection with such action. In all other cases (other than an action in which the officer is successful on the merits or otherwise in defense of such action or in an action by or in the right of the corporation to procure a judgment in its favor where the office has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation), an officer shall be indemnified, unless ordered by a court, only as authorized in the specific case upon a determination that indemnification of the officer is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made by the Board of Directors by a majority vote or a quorum consisting of directors who were not parties to such action or if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or by the shareholders. The determination may be made that he is entitled to indemnification as to some matters even though not so entitled as to others. The termination of any action by judgment, order, settlement, conviction or upon a plea of nolo contender or its equivalent shall not, of itself, create a presumption that the officer did not act in a manner entitling him to indemnification under the By-Law.

Section 4. Determination of Conduct. Except where an officer is successful on the merits or otherwise in the defense of an action and except where a court determination is required by law for indemnification in an action by or in the right of the corporation an officer shall first seek a determination that he met the applicable standard of conduct set forth above from the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action or if such a quorum is not obtainable, or, even if obtainable, a quorum consisting of directors who were not parties to such action or if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterred directors so directs, by independent legal counsel in a written opinion, or by the shareholders, it being the belief of this corporation that the best judges of an officer's conduct are those familiar with business activities of the corporation. In the event that it is determined that the officer partially or completely failed to meet the applicable standard of conduct, or if no determination is reach within a reasonable time, the officer may apply to the District Court of the State of Nevada for a determination of his right to indemnification and the result of any prior determination of that right by disinterested directors or by independent legal counsel or by the shareholders shall not be entered into evidence or considered by the court in its independent determination.

Section 5. Expenses Advance. Expenses incurred in defending an action may be paid by the corporation in advance of the disposition of such action as authorized by the Board of Directors in the manner provided in Section 3 of the Article VII upon receipt of an undertaking by or on behalf such officers to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized by law.

Section 6. Nonexclusively. The indemnification provided by this By-Law shall not exclude any other right to which an officer may be entitled under any agreement, vote of shareholders or disinterested directors otherwise, both as to action in his official capacity and as to action in another capacity while holding office, and shall not imply that the corporation may not provide lawful indemnification not expressly provided for by this By-Law.

Section 7. Insurance. The corporation may purchase and maintain insurance on behalf of any officer against any liability asserted against him and incurred by him in any such capacity to the full extent as may from time to time be permitted by law.

Section 8. Notice to Shareholders. If an officer is indemnified by the corporation other than by court order or action by the shareholders, the corporation shall, not later than the next annual meeting of shareholders unless such meeting is held with three months from the date of such payment, and, in any event, within fifteen months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the officers paid, the amount paid and the nature and status of the litigation or threatened litigation at the time of such payment.

ARTICLE VIII
Miscellaneous

Section 1. Dividends. The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and condition provided by law.

Section 2. Reserves. There may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors may from time to time, in their absolute discretion, deem proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for the purchase of additional property, or for such other purpose as the directors shall deem to be consistent with the interests of the corporation, and the directors may modify or abolish such reserve.

Section 3. Fiscal Year. The fiscal year of the corporation shall begin on the 1st day of January and end on the last day of December in each year.

Section 4. No Seal. This corporation shall have no corporate seal.

Section 5. Amendments. Except as limited by the Articles of Incorporation of the corporation, these By-Laws may be altered or amended by the Board of Directors at any regular or special meeting of directors to the full extent permitted by law, subject however to the power of the shareholders of this corporation to alter or repeal such By-Laws.

We, the undersigned, President and Secretary respectively of Secure Authenticated Systems, Inc. do hereby certify that the foregoing By-Laws are the By-Laws adopted for the corporation by its Board of Directors at a meeting held on the 12th day of August, 2008.

[signature]

James M. Garlie
PRESIDENT

[signature]

James M. Garlie
SECRETARY

EXHIBIT B

Secure Authenticated Systems, Inc.

3655 West Tropicana Avenue

Las Vegas, Nevada 89103

Company Direct: (702) 249-6621

SUBSCRIPTION AGREEMENT

Common Stock Units 1 to 2,500,000

Subject to the terms and conditions of the shares of Common Stock Units (the "Common Stock") described in the Secure Authenticated Systems, Inc. Offering Circular dated DECEMBER 3rd, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of Common Stock set forth below for a purchase price of $0.05 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "Secure Authenticated Systems, Inc." evidencing $0.05 for each share of Common Stock Subscribed, subject to a minimum of ONE THOUSAND Common Stock Units ($50.00).

I understand that my subscription is conditioned upon acceptance by Secure Authenticated Systems, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that Secure Authenticated Systems, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of Common Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____________ Common Stock Units of Secure Authenticated Systems, Inc., with par value of $0.0001 per share, at a purchase price **of $0.05 (ZERO DOLLARS AND FIVE CENTS) per share** (aggregate purchase price: $___________________).

Made ________________________________, by and between Secure Authenticated Systems, Inc., a Nevada Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

W I T N E S E T H:

WHEREAS, the Company is offering for sale up to TWO MILLION FIVE HUNDRED THOUSAND Common Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Secure Authenticated Systems, Inc., 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103**, payable by check to the order of **Secure Authenticated Systems, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to **Secure Authenticated Systems, Inc, 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. If any provision of this Subscription Agreement is determined to be invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict with such applicable law and shall be deemed modified to conform with such law. Any provision of this Agreement that may be invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provision of this Agreement, and to this extent the provisions of this Agreement shall be severable.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of Nevada, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Arbitration:** Except as expressly provided in this Subscription Agreement, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Agreement or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of Nevada for agreements made in and to be performed in the state of Nevada. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be

consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing this Subscription Agreement, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

13. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

14. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

15. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Secure Authenticated Systems, Inc.

By: ______________________________________

Mr.James M. Garlie, Chief Executive Officer

PURCHASER:

____

Signature of Purchaser

____

Alternative Securities Market Investment Account Number

EXHIBIT C

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

www.AlternativeSecuritiesMarket.com

NEW INVESTOR QUESTIONNAIRE AND AGREEMENT

(United States Citizen)

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

TABLE OF CONTENTS FOR THIS QUESTIONNAIRE AND AGREEMENT

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

NEW INVESTOR QUESTIONNAIRE (*Individual Investors*):

PART ONE:

Thank you for singing up as an Individual Investor with Alternative Securities Markets Group and www.AlternativeSecuritiesMarket.com. In order to provide you Investment Access to Issuers raising capital, we need to ask you a few questions. This will determine which companies you will have access to, as well as auto-populate this information into the subscription agreement of an investment when you are ready to Invest. Please complete the questions on page ONE, check the Box(es) that apply on pages 2-5 and electronically sign the last page of this Agreement.

Name: ____

Spouse Name (if applicable): ______________________________

Address: ____

Address Line 2 (if applicable): _____________________________

City: ____

State or Province: _____________________________________

Postal Code / Zip Code: ________________________________

Country: ____

Best Phone Number: ___________________________________

Alternate Phone Number (not required): ____________________

Email Address: _______________________________________

Check One (cont.):

(__) I made $200,000 or more in the last two years and expect to make at least $200,000 this year.

(__) My household income was $300,000 or more in the last two years and it is expected to be at least $300,000 this year.

(__) I have a net worth either on my own or jointly with my spouse of $1,000,000 or more excluding my home.

(__) None of the above.

PART TWO:

Investor Suitability Questionnaire:

1. ***Income Tax Bracket:***
   (__) 15% or less

   (__) 15-27%

   (__) 28% or more

2. ***When do you expect to need the funds from your Investments:***
   (__) Less than one year

   (__) 1-3 years

   (__) 3-5 years

   (__) 6-10 years

   (__) 11+ years

3. *Net Worth (excluding your home):*

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,000 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5M

4. *Annual Income:*

(__) Less than $15,000

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,000 to $199,000

(__) $200,000 to $300,000

(__) More than $300,000

5. ***Household Income:***
(__) Less than $15K

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,001 to $199,999

(__) $200,000 to $300,000

(__) More than $300,000

6. ***Past Private Equity or Private Debt Investments:***
(__) None

(__) One Investment

(__) 2-5 Investments

(__) Six or Move Investments

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

7. ***Employment Status:***
(__) Student

(__) Self-Employed

(__) Employed in Same Field Less than Five Years

(__) Employed in Same Field Five Years or More

(__) Retired

(__) Unemployed

8. ***Education:***
(__) None

(__) GED

(__) High School

(__) College 2 Year

(__) College 4 Year

(__) Masters/PHD

9. ***Annual Expenses:***
(__) $50,000 or Less

(__) $50,001 to $100,000

(__) $100,001 to $250,000

(__) $250,001 to $500,000

(__) Over $500,000

10. Liquid Net Worth:

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5,000,000

11. Marital Status:

(__) Single

(__) Married

(__) Domestic Partner

(__) Divorced

(__) Widowed

12. Number of Dependents:

(__) One

(__) Two to Three

(__) Four to Five

(__) Greater than Five

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

13. ***Are you or any of your immediate family employed by or associated with the Securities Industry?***

(__) YES

(__) NO

14. ***Are you an officer, director or 10% (or more) shareholder in a publicly-owned company?***

(__) YES

(__) NO

15. ***Notify me of new investments as they are added to: (www.AlternativeSecuritiesMarket.com).***

(__) YES

(__) NO

In the next 1-24 hours we will review your questionnaire. As part of the approval process, an Operations Managers with Alternative Securities Markets Group may contact you to discuss the risks associated with investing in the securities offered by issuers on the Alternative Securities Market, and to answer any questions you may have about the Alternative Securities Market.

Once you are approved, we will email your Investor Designation and a link to your Private Online Alternative Securities Markets Group's Investment Account.

*** The Accuracy of your application is extremely important to us. In order that we may make a fair judgment on your financial background, the information you submit may be subject to verification.*

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

User Agreement for Alternative Securities Markets Group

Effective October 10th, 2014

Welcome to ***the Alternative Securities Market!*** This user agreement (this "Agreement") is a contract between you and **Alternative Securities Markets Group Corporation** and governs all transactions between you and **Alternative Securities Markets Group Corporation**, as well as your use of **Alternative Securities Markets Group Corporations's** Services (the "Services"). Before you complete your registration with **the Alternative Securities Market**, you must read and accept all of the terms and conditions in, and linked to, this Agreement, including the Privacy Policy.

1. **Alternative Securities Markets Group and your account.**

About Alternative Securities Markets Group:

- Alternative Securities Markets Group manages an electronic website at that allows you to make investments in small business, including start-ups. Issuers list securities at www.AlternativeSecuritiesMarket.com, and we enable you to place order for these securities, facilitate payment for them, and help you track your investment history. Your payments for securities will be deposited into a third-party escrow account for subsequent disbursement to the issuer of the securities, or deposited directly into the issuer's account, in accordance with the terms of the offering. **Alternative Securities Markets Group Corporatin does not hold funds or securities on the issuers or your behalf.**

- **About your Alternative Securities Markets Group Account:** When you register at www.AlternativeSecuritiesMarket.com, you create an account that allows you to interact with the website and the use of the Services. By creating this account, you represent that you are either: (i) an individual and wish to place orders on your own behalf; or (ii) an individual authorized to place orders on behalf of a corporation or other entity.

- **Eligibility:** To be eligible to use the Services, you must be 18 years old. Not all investment products and services referenced on www.AlternativeSecuritiesMarket.com are intended for every investor. Example, Regulation S Securities are only for non-residents of the United States and CA1001 Securities are only for Qualified Investors that are residents of the State of California. You agree to review the section "Types of Securities Offered on www.AlternativeSecuritiesMarket.com", and that you agree that you have all requisite authority to enter into and use the Services contemplated by this agreement. **This website will not be considered a solicitation for or offering of any security, investment product or service to any person in any jurisdiction where such solicitation or offering would be illegal.**

- **Your Information:** You agree that the information you provide during the www.AlternativeSecuritiesMarket.com process is current, accurate, truthful and complete, and you will regularly update this information to maintain its completeness and accuracy. You are responsible for maintaining the confidentiality of any account information that you use to access any feature on www.AlternativeSecuritiesMarket.com, and also for logging off of your account and any protected areas of www.AlternativeSecuritiesMarket.com. Further, you are fully responsible for all activities occurring under your account that result from your failure to use or maintain appropriate security measures. If you become aware

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

of any suspicious or unauthorized conduct concerning your account, you agree to contact LEGAL@ASMMARKETSGROUP.COM immediately. We will not be liable for any loss or damage arising from your failure to promptly notify us of such conduct.

- **Verification:** United States Federal Law requires financial institutions to obtain, verify and record information that identifies persons, entities or corporations seeking to open accounts with Alternative Securities Markets Group. You agree to provide Alternative Securities Markets Group with all required information or documentation that permits Alternative Securities Markets Group to verify your identity. Any required information you provide to Alternative Securities Markets Group may be subject to verification, including through the sharing of such information with third parties for this purpose. Your account may be rejected, restricted or closed if Alternative Securities Markets Group cannot verify required information.

- **Privacy:** To create your Alternative Securities Markets Group Account at www.AlternativeSecuritiesMarket.com, we may ask for certain information that allows us to comply with certain rules and regulations related to, among other things, suitability of investments and anti-money laundering. For a complete description of how we use and protect your personal information, see our Privacy Policy section of this agreement and at www.AlternativeSecuritiesMarket.com.

- **Closing Your Account:** You may ask Alternative Securities Markets Group to close your account by emailing LEGAL@ASMMARKETSGROUP.COM. Once your account is closed, your purchase confirmations remain available on the site for 60 days, and we will mail all required tax forms to the address on your account when they become available.

- **U.S. Economic Sanctions:** You represent that you, or the organization for which you are acting as an authorized person, have not been designated by the United States Department of Treasury's Office of Foreign Assets Control ("OFAC") as a Specially Designated National or Blocked Person, you have no reason to believe that you would be considered a Blocked Person by OFAC, and you do not reside in a restricted country. You also represent that, to the best of your knowledge, you are not employed by or acting as an agent of any government, government-controlled entity or Government Corporation restricted under OFAC. You understand that if your application violates OFAC guidelines, your account may be declined or restricted from certain activity.

- **Alternative Securities Markets Group's Relationship with Issuers:** Alternative Securities Markets Group is a Joint Venture and Minority Equity Shareholder of all Companies listed on www.AlternativeSecuritiesMarket.com, and Alternative Securities Markets Group has entered into agreements with issuers on www.AlternativeSecuritiesMarket.com to list Direct Public Offerings and select Private Placements of their securities on www.AlternativeSecuritiesMarket.com. We are NOT authorized to accept your order to purchase these securities as members of each of these companies, ONLY to transmit these orders to the issuers, and facilitate the execution of the Company's payment instructions. Alternative Securities Markets Group receives "NO" financial compensation from issuers for directing your order to the issuer, but we do receive financial compensation for certain administrative costs associated with the management of the Offering, generally in the form of stock in the Company. The details of this compensation are available in the offering memorandum for each security. **Your funds will flow into a third-party escrow account for payment to the issuer, or**

directly to the issuer's escrow holding account, in accordance with the terms of the offering. Alternative Securities Markets Group is not party to the funds. Security ownership is transferred to you directly from the issuer. **Alternative Securities Markets Group does not hold securities.** The terms and features of the securities available on www.AlternativeSecuritiesMarket.com are at the discretion and control of the issuers and will be stated in the offering memorandum for each security. We will make the offering memorandum for each security available to qualified investors on a password-protected section of www.AlternativeSecuritiesMarket.com. It is your responsibility to review and understand the information in the offering memorandum before placing an order for securities.

2. Investment Services

- **No Advice**: Alternative Securities Markets Group does not provide legal, tax, estate-planning or investment advice regarding the suitability, profitability or appropriateness of any security. We are required by law to ascertain your suitability for an investment based on your personalized input, but you are responsible for determining whether any investment or suitable for you based on your legal investment objectives and personal and financial situation. You should consult an attorney or tax professional regarding your specific legal or tax situation.

- **Nondisclosure of Material, Nonpublic Information:** In connection with the Services it provides, Alternative Securities Markets Group may come into possession of confidential, non-public information. We are prohibited from improperly disclosing or using this information for our own benefit or for the benefit of any other person. We maintain policies and procedures designed to prohibit the communication of this information to persons who do not have the legitimate need to know the information, to meet our obligations to issuers, and to remain in compliance with applicable law. You understand and agree that, in certain circumstances, we may have information that, if disclosed, might affect your decision to buy a security, but that we will be prohibited from communicating to you or using for your benefit.

- **Facilitating Your Payments:** Opening an account and browsing www.AlternativeSecuritiesMarket.com are services offered to you free of charge. www.AlternativeSecuritiesMarket.com is your access point to Alternative Securities Markets Group's Market Listed Companies and allows you to order a security from the issuer and facilitates your purchase of that security using one of our permitted payment methods. Alternative Securities Markets Group is not a party to the flow of funds to the issuer.

- **Transaction Amounts and Limitations:** Alternative Securities Markets Group, along with each of its issuers, reserves the right to deny an investment transaction or to place a limit on the dollar amount of a transaction for any reason, including, for example, if you fail suitability for a particular security or for activity that Alternative Securities Markets Group or the issuer, in their sole discretion, believes to be suspicious on your account. If Alternative Securities Markets Group, or an issuer, limits an investment, you can request a review and an exception on a case-by-case basis with the ISSUER. Alternative Securities Markets Group imposes minimum and maximum transaction amounts for each investment and may change those minimum and maximum amounts from time to time.

- **Applicable Rules and Regulations:** All transactions in your account will be subject to Alternative Securities Markets Group's internal rules and policies and, where applicable, to FINRA rules and regulations; the provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934; the rules and regulations of the SEC, the Board of Governors of the Federal Reserve System, and any applicable self-regulatory organizations; and other federal and state laws and regulations. In no event will Alternative Securities Markets Group be obliged to effect any transaction it believes would violate any International, Federal or State law, rule, or regulation, or the rules or regulations of any regulatory or self-regulatory body.

3. **Electronic Signatures and Delivery of Documents**

- **Electronic Signatures:** By completing a Alternative Securities Markets Group account application online at www.AlternativeSecuritiesMarket.com, you give your valid consent to this Agreement and all other documents governing your relationship with Alternative Securities Markets Group. The use of an electronic version of the account documents fully satisfies any requirement that they be provided to you in writing, and the electronic version of this Agreement is considered to be the true, complete and enforceable record of our Agreement, admissible in judicial or administrative proceedings to the same extent as if the documents were originally generated and maintained in printed form. You are solely responsible for reviewing and understanding all the terms and conditions of these documents, and you accept as reasonable and proper notice, for the purpose of any laws, rules and regulations, notice by electronic means. You may access and retain a record of the documents you electronically sign through www.AlternativeSecuritiesMarket.com.

- **Electronic Delivery of Documents:** You agree that Alternative Securities Markets Group will provide you with an electronic copy of all documents and communications related to your account, for example, transaction confirmations, account statements and tax-reporting documentation. When documents related to your Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com are available, we will send a notice to the email address you have provided, and you will be able to view the documents at any time by visiting www.AlternativeSecuritiesMarket.com and signing into your account.

  At any time during the term of this Agreement, you may direct Alternative Securities Markets Group to send all future communications to you in non-electronic form, by sending written notice to us in accordance with Section 16 of this Agreement. You understand and agree that we shall treat any such notice as a withdrawal of your consent to receive communications by electronic delivery and as a request by you to close your account subject to the conditions set forth in Section 1.4.

4. **User Restrictions**

- **Restricted Activities:** In connection with your use of www.AlternativeSecuritiesMarket.com, or Alternative Securities Markets Group Services, or in the course of your interactions with Alternative Securities Markets Group, you agree that you will not:

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

  - Breach this Agreement or any other agreement that you have entered into with Alternative Securities Markets Group.
  - Violate any law, statute, ordinance, or regulation
  - Infringe Alternative Securities Markets Group's or any third party's copyright, patent, trademark, trade secret or other intellectual property rights, or rights of publicity or privacy.
  - Act in a manner that is defamatory, trade libelous, unlawfully threatening or unlawfully harassing.
  - Post comments that are false, inaccurate, misleading, defamatory, or contain libelous content.
  - Post comments containing personal information, including without limitations, telephone numbers, street addresses, and last names.
  - Provide false, inaccurate or misleading information.
  - Pay for your transactions with fraudulent funds or with what we reasonably believe to be potentially fraudulent funds.
  - Refuse to cooperate in any investigation or provide confirmation of your identity or any information you provide to us.
  - Use an anonymizing proxy.
  - Control an account that is linked to another account that has engaged in any of these restricted activities. We may use evidence other addresses, common business names, phone numbers and mailing addresses.
  - Use the services in a manner that results in or may result in complaints, disputes, claims, fees, fines, penalties and other liability to Alternative Securities Markets Group or you.

- **Access and Interference:** Much of the information on www.AlternativeSecuritiesMarket.com is updated on a real-time basis and is proprietary or is licensed to Alternative Securities Markets Group by third parties. www.AlternativeSecuritiesMarket.com contains robot exclusion headers. You agree that you will not:

  - Use any robot, spider, scraper or other automated means to access www.AlternativeSecuritiesMarket.com for any purpose without our express written permission.
  - Attempt to obtain unauthorized access to any features of www.AlternativeSecuritiesMarket.com, or to any other protected materials or information, through any means not intentionally made available to you by Alternative Securities Markets Group.
  - Take any action that may impose (in our sole judgment) any unreasonable or disproportionately large load on our infrastructure.
  - Copy, reproduce, modify, create derivative works from, distribute, or publicly display any content from www.AlternativeSecuritiesMarket.com without the prior expressed written permission of Alternative Securities Markets Group and the appropriate third party, as applicable.
  - Interfere or attempt to interfere with the proper working of the website or any activities conducted on www.AlternativeSecuritiesMarket.com
  - Facilitate any viruses, Trojan horses, worms or other computer programming routines that may damage, detrimentally interfere with, or surreptitiously intercept or expropriate any system, data or information.

- Use any device, software or routine to bypass our robot exclusion headers or other measures we may use to prevent or restrict access to www.AlternativeSecuritiesMarket.com
- Take any action that may cause Alternative Securities Markets Group to lose any of the services from our internet service providers, payment processors, or other suppliers.

5. Your Liability and Actions We May Take

- **Your Liability:** You are responsible for all claims, fees, fines, penalties and other liability incurred by Alternative Securities Markets Group or any third party caused by or arising out of your breach of this Agreement or your use of the Services. You agree to reimburse Alternative Securities Markets Group for all such liabilities.

- **Actions We May Take:** If you engaged in any restricted activities, we may take various actions to protect Alternative Securities Markets Group from claims, fees, fines, penalties and any other liability. The actions we may take include but are not limited to the following:

    i. We may close, suspend, or place restrictions on your Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com.
    ii. We may update inaccurate information you provided to us.
    iii. We may remove user comments that do not comply with section 4.1 above.
    iv. We may refuse to provide the Services to you in the future.
    v. We may take legal action against you.

  Whether we decide to take any of the above steps, remove content, or refuse to provide Services, we do not monitor, and you agree we will not be subject to liability for monitoring www.AlternativeSecuritiesMarket.com.

- **Account Suspensions or Restriction:** Alternative Securities Markets Group, in its sole discretion, reserves the right to terminate this Agreement or access to www.AlternativeSecuritiesMarket.com or the Services. We also reserve the right to suspend or place restrictions on your account for any reason and at any time upon notice to you. Account restrictions may include a limitation on the dollar amount of transactions we will accept from your account. If your account is suspended, you will be unable to invest and we will not issue any payment to you. If we suspend or place restrictions on your account, we will provide you with notice and opportunity to request reconsideration, if appropriate.

6. Contact Alternative Securities Markets Group:

- If you have any questions or comments about this Agreement, your account at www.AlternativeSecuritiesMarket.com or Alternative Securities Markets Group's practices, you may contact us at:

  Alternative Securities Markets Group Corporation
  4050 Glencoe Avenue
  Marina Del Rey, California 90292

Phone: (213) 407-4386
Legal@AlternativeSecuritiesMarket.com

7. Canceling or Disputing a Transaction

- ***Alternative Securities Markets Group is not authorized to issue refunds directly to the investor.*** We reserve the right to suspend a user's Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com if a transaction is canceled or disputed. Alternative Securities Markets Group is not responsible for any errors that may arise in the transmission of your order to the issuer. You may call Alternative Securities Markets Group at (213) 407-4386 or Email Alternative Securities Markets Group at LEGAL@ALTERNATIVESECURITIESMARKET.COM to request cancellation of a transaction, or, if you believe a transaction on your account was unauthorized, to dispute a transaction. Refunding the transaction is ultimately at the discretion of the escrow agent (for funds being held in escrow) or the issuer. If the issuer allows redemption, funds will be returned and the security issuance canceled based on the terms and time-frames indicated in the offering memorandum. To dispute a transaction, you may also file with the escrow agent used to consummate the transaction and receive funds directly from the agent (if an escrow agent was used), in which case you will be required to return the related securities to the escrow agent for cancellation.

8. Disputes with Alternative Securities Markets Group

- **Effect of Arbitration Agreement:** This Agreement contains a pre-dispute arbitration agreement. By entering into the arbitration agreement the parties agree as follows:
  - All parties to this Agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.
  - Arbitration awards are generally final and binding; a party's ability to have a court reverse or modify an arbitration award is very limited.
  - The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.
  - The arbitrators do not have to explain the reasons for their award.
  - The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the Securities industry.
  - The rules of some arbitration forums may impose time limits for brining a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.
  - The rules of the arbitration forum in which the claim is filed, as amended from time to time, are hereby incorporated by reference into this Agreement.
- **Arbitration Agreement:** All controversies that may arise between (including but not limited to controversies concerning any account, order or transaction, or the continuation, performance, interpretation or breach of this or any other agreement between us, whether entered into or arising before, on or after the date this account is opened) shall be determined by arbitration in accordance with the rules then prevailing of FINRA or the U.S. Securities & Exchange Commission. You make this arbitration agreement on behalf of (i) yourself and your heirs, administrators, representatives, executors, successors,

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

assigns; or (ii) the corporation or other entity for which you are acting as an authorized person; and with all other persons claiming a legal or beneficial interest in your account. You understand that judgment upon any arbitration award may be entered in any court of competent jurisdiction. No person shall bring a putative or certified class action, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class action who has not opted out of the class with respect to any claims encompassed by the putative class action until (i) the class certification is denied; (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

- **Arbitration Hearings:** Any arbitration hearing will be held in the State of California unless otherwise agreed between you and Alternative Securities Markets Group or unless the rules of the organization administering the arbitration (i.e., the U.S. Securities & Exchange Commission) require another hearing location. You agree to the personal jurisdiction of the Courts of the State of California to interpret and enforce these arbitration provisions described in the Agreement. All arbitration will be held in English Language, unless otherwise agreed to by parties.

9. Limitations of Liability

- In no event shall Alternative Securities Markets Group Agents, Employees, Affiliates or Suppliers be liable for lost profits or any special, incidental or consequential damages arising out of or in connection with www.AlternativeSecuritiesMarket.com or the Services Agreement (however arising, including negligence). In States that do not allow the exclusion or limitation of incidental or consequential damages, the above limitation or exclusion may not apply to you. Our liability, and the liability of our Agents, Employees, Affiliates and Suppliers, to you or any third parties in any circumstance is limited to the actual amount of direct damages.

10. No Warranty

- **General:** Alternative Securities Markets Group and our Agents, Employees, Affiliates and Suppliers provide the Services "as is" and without any warranty or condition, express, implied or statutory. Alternative Securities Markets Group and our Agents, Employees, Affiliates and Suppliers disclaim any implied warranties of title, merchantability, fitness for a particular purpose and non-infringement. Alternative Securities Markets Group does not guarantee continuous, uninterrupted or secure access to our Services, and operation of our website may be interfered with by numerous factors outside of our control. In States that do not allow the disclaimer of implied warranties, the disclaimers in this Section may not apply to you. This Section gives you specific legal rights and you may also have other legal rights that vary from State to State.

- **Third Party Data:** To the fullest extent permitted under applicable law, Alternative Securities Markets Group makes no representation or warranty, express or implied, with respect to any third party data provided to Alternative Securities Markets Group or its transmission, timeliness, accuracy or completeness, including but not limited to implied warranties or warranties of merchantability or fitness for a particular purpose. Alternative Securities Markets Group will not be liable in any way to you or to any other person for any inaccuracy, error or delay in or omission of any third party data or the transmission or delivery of any such third party data and any loss or damage arising from (i) any such inaccuracy, error, delay or omission, (ii) third-party non-performance, or (iii) interruption in any such third party data due either to any negligent act or omission by Alternative Securities Markets Group of "force majeure" or any other cause beyond reasonable control of Alternative Securities Markets Group.

- **Processing of Payments:** Alternative Securities Markets Group will make reasonable efforts to ensure that requests for electronic debits and credits involving bank accounts are processed in a timely manners by the issuer, but Alternative Securities Markets Group makes no representations or warranties regarding the amount of time needed to complete processing because our Services and dependent upon many factors outside of our control, such as delays in the banking system.

11. Indemnification

- You agree to defend, indemnify and hold Alternative Securities Markets Group and its Officers, Directors, Agents and Employees harmless from any claim or demand (including attorneys' fees) made or incurred by any third party due to or arising out of your breach of this Agreement and/or your use of the Services.

12. Intellectual Property

- "Alternative Securities Market" is a trademark of Alternative Securities Markets Group. All page headers, logos, graphics and icons are protected to the extent allowed under applicable laws. All other designated trademarks and brands are the property of their respective owners. You may not copy, imitate or use any of Alternative Securities Markets Group's intellectual property without its prior written consent.

- **Reporting Intellectual Property Infringement:** Alternative Securities Markets Group respects the intellectual property of others. You may not post content that infringes on the rights of third parties, including but not limited to intellectual property rights such as copyright, trademark and right of publicity. We reserve the right to remove content where we have grounds to suspect a violation of these terms, our policies and any party's rights. If you believe your rights have been violated, please notify us by contacting the Legal Department of Alternative Securities Markets Group by writing us at: Alternative Securities Markets Group, 4050 Glencoe Avenue, Marina Del Rey, California 90292.

  Please provide the following in any notice of alleged infringement:

  - Identification of the material on www.AlternativeSecuritiesMarket.com that you claim is infringing, with enough detail so that we can locate it on the website (e.g., provide link and description);
  - Identification of the rights (or works if relevant) claimed to have been infringed;

- A statement by you that you have a good faith belief that the disputed use is not authorized by the rights owner, its agent or the law;
- A statement by you declaring under penalty of perjury that (a) the above information in your notice is accurate, and (b) you are the rights owner or you are authorized to act on behalf of the rights owner;
- Your address, telephone number and email address; and
- Your physical or electronic signature

13. Assignment

- You may not transfer or assign any rights or obligations that you have under this Agreement without Alternative Securities Markets Group's prior written consent. Alternative Securities Markets Group reserves the right to transfer or assign this Agreement or any right or obligation under this Agreement at any time.

14. Governing Law

- This Agreement shall be governed in all respects by the Laws of the State of California, without regard to conflict of law provisions. Except as otherwise agreed by the parties, you agree that any claim or dispute you may have against Alternative Securities Markets Group must be resolved by arbitration in the State of California.

15. Severability and Waiver

- If any provision of this Agreement is held to be invalid or unenforceable, such provision and the remaining provisions shall be enforced. In our sole discretion, we may assign this Agreement in accordance with the Legal Notices Section. Headings are for reference purposes only and do not limit the scope or extent of such section. Our failure to act with respect to a breach by you or others does not waive our right to act with respect to subsequent or similar breaches. We do not guarantee we will take action against all breaches of this Agreement.

16. Legal Notices

- Alternative Securities Markets Group may provide notice to you by emailing it to the address listed in your account. Notice shall be considered to be received by you within 24 hours of the time it is emailed to you unless we receive notice that the email was not delivered. Except as otherwise stated, notice to Alternative Securities Markets Group must be sent by postal mail to: Alternative Securities Markets Group, 4050 Glencoe Avenue, Marina Del Rey, California 90292.

17. Changes to the Agreement

- We may change this Agreement from time to time, and when we do we will post the amended terms on our website at www.AlternativeSecuritiesMarket.com and notify you

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

by email of the material changes. Amended terms will take effect immediately for new users, and 30 days after they are posted for existing users. This Agreement may not otherwise be amended except in writing signed by you and us.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Privacy Policy:

The website www.AlternativeSecuritiesMarket.com and the services available on it (collectively, we'll refer to these as the "Alternative Securities Markets Group Services") are provided to you by Alternative Securities Markets Group Corporation ("Alternative Securities Markets Group", "we" or "us"). As we provide you (or the organization for which you are representing) with the Alternative Securities Markets Group services, we collect some personal information. This privacy policy tells you how Alternative Securities Markets Group uses and works to protect your information.

By using Alternative Securities Markets Group's www.AlternativeSecuritiesMarket.com, you agree to the terms and conditions of the User Agreement, including Privacy Policy, and you consent to our privacy practices. This includes the use and disclosure of any personal information you have shared with us and its transfer and storage on our servers in the United States, as described below.

Collection:
When you register for the www.AlternativeSecuritiesMarket.com services and apply for an account, we may collect information about you, including:

- Information that you provide to us to set up a User Account for your and identify you on the Site, including Username, Password and secret questions and answers.
- Contact information, including first and last name, phone number, fax number, email address and mailing address.
- Payment information, including email address, bank account number and routing number.
- Profile information, including your investment preferences and other information you may provide us that allows us to customize your www.AlternativeSecuritiesMarket.com experience.
- Other information we are required by law to collect form you, or from our consumer reporting agencies, to process securities-related transactions, to assess the suitability of various investments, and to comply with tax laws and anti-money laundering laws. This includes Social Security Number, Date of Birth, Gender, Country of Citizenship, Liquid Assets, Net Worth, Education, Occupation, Employment Status, Employer Contact Information, Annual Income, Investment Objectives and Suitability Profile.

We may obtain information about you when you interact on www.AlternativeSecuritiesMarket.com, for example, your transaction history, information about your contacts with Customer Service, and your responses to promotions or special offers.

We may collect some information automatically from your computer while you browse our website, such as where you go on the site and what you do there. We collect our Internet Protocol (IP) address, computer and connection information, browser type and version, operating system, Internet Service Provider (ISP), time stamps, banner ads you click, the URLs you come from and go to next, and a cookie number.

We may also obtain information about you through other sources such as credit agencies, affiliates and business partners.

Use:
We use the information we collect to:

- Operate the www.AlternativeSecuritiesMarket.com site.
- Verify your identity and contact information.
- Provide your with information and services you request.
- Set up your trading account, issue an account number and a secure password, maintain your portfolio and trading activity, and contact you with account information.
- Customize your experience on the www.AlternativeSecuritiesMarket.com site.
- Communicate with you about your transactions, service updates and other administrative issues.
- Send you targeted marketing and promotional offers, based on your communications preferences.
- Measure and improve www.AlternativeSecuritiesMarket.com and its services.
- Resolve disputes, address complaints and troubleshoot technical problems.
- Analyze site and user behavior and prepare aggregated reports.
- Comply with applicable laws and regulations.

Sharing and Disclosure:
The cornerstone of this Privacy Policy is our commitment to keep your personal information confidential. Alternative Securities Markets Group does not sell, license, lease or otherwise disclose your personal information to any third party for purposes of marketing by the third party or for any reason, except as described below. To provide our products and services, we may disclose your information to the following parties:

Issuers: we may share your information with our participating issuers. They will use information only as necessary to complete your transactions and to include collected information needed to register you as a shareholder of the issuer and issue the shares that you have purchased.

Alternative Securities Markets Group Affiliates: We may share information with present or future affiliates, including our subsidiaries, joint ventures or other companies under common control, where it may be used to provide joint services or for such purposes as internal statistics, strategic decision-making, customer reviews, identifying customer trends, customer verification, fraud prevention and security. You may limit our affiliates from marketing their products or services to you based on personal information that we collect about you and share with them. This information may include your name, email address, mailing address, age, employment status, general account and demographic information and account history with us. To limit affiliate marketing offers, contact us by email at LEGAL@ALTERNATIVESECURITIESMARKET.COM to change your account preferences.

Service Providers: We may share information with service providers under contract who help with our business operations and internal functions, for example, verifying our users, processing accounts, order fulfillment, client service, client satisfaction surveys or other data collection activities relevant to our business, maintaining the www.AlternativeSecuritiesMarket.com site, and providing related services, such as electronic funds transfers and wires. Our service providers are required to protect personal information in a manner similar to the way we protect personal information and to only use it for the services they provide to us.

Legal and Other Disclosure: We may disclose information when permitted by law or under the good-faith belief that such disclosure is necessary under applicable law, to comply with legal process served on Alternative Securities Markets Group; to protect the property interests of Alternative Securities Markets

Group, www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group Agents and Alternative Securities Markets Group Employees; or to protect personal safety or the safety of the public.

Assets: As our business evolves, Alternative Securities Markets Group may sell, transfer or otherwise share some of its assets in connection with a merger, reorganization or sale of assets, or in the event of bankruptcy. In such an event, personal information may be one of the assets transferred.

If we propose to share information in a manner not covered in this Privacy Policy, we will notify you of this change by posting an addendum on our site, a notice in the "Announcement" Section of the Site, and if appropriate, provide you an opportunity to opt out of such use.

Email Communications:
Choice/Opt-Out. Because we do not share your personal information with non-affiliated parties for marketing purposes, there is no need for you to opt out of such uses. At any time, you have the ability to opt out of receiving marketing communications from Alternative Securities Markets Group or Alternative Securities Markets Group.com, but you may not opt out of administrative emails (for example, electronic delivery of financial information, or emails about your transactions or our policy changes) while you are a registered user of www.AlternativeSecuritiesMarket.com. In such cases, you can opt out by simply emailing LEGAL@ALTERNATIVESECURITIESMARKET.COM stating you would like to cancel your registration with www.AlternativeSecuritiesMarket.com.

Email Tools: If you send emails to a recipient through www.AlternativeSecuritiesMarket.com, they will receive your email and any personal message you include. We use the email address you provide to send your requested communication and for no other purpose. We may be required by law to retain these emails; they are NOT private communications. You may not use our email tools to send spam or content that violates the User Agreement.

Anti-Spam Policy: Alternative Securities Markets Group does not tolerate Spam. We do not send emails to anyone without permission, and we do not sell or rent email addresses to any unauthorized third party. This does not mean that we can prevent spam from happening on the Internet. If you believe that you have received an unsolicited email from us, please contact LEGAL@ALTERNATIVESECURITIESMARKET.COM and we will immediately investigate.

Cookies and Web Beacons:
Alternative Securities Markets Group, www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group Service Providers, and other members of our corporate family who provide use with joint services, will sometimes place anonymous cookies or web beacons on your computer when you visit www.AlternativeSecuritiesMarket.com. We use these cookies and web beacons to recognize returning users, provide relevant content, measure traffic and activity on the site, monitor and improve our services and protect against fraud. You can block cookies by changing the settings on your browser (consult your browser help menu to find out how), but doing so may prevent us from delivering certain services to you. Your browser must be set to accept cookies in order to access www.AlternativeSecuritiesMarket.com as a registered user.

Accessing, Reviewing and Changing Your Personal Information:
We urge you to review your information regularly to ensure that it is correct and complete. As a registered user, you can review and change your personal information by accessing your account and Profile Page. You may not be able to change some account information online. If you are unable to make the desired

changes, you can contact us at LEGAL@ALTERNATIVESECURITIESMARKET.COM for further assistance. Although we will require you to revalidate your personal information periodically, you should promptly update your personal information if it changes or becomes inaccurate.

You can request that we close your www.AlternativeSecuritiesMarket.com account by emailing us at LEGAL@ALTERNATIVESECURITIESMARKET.COM. After we close your account, we may retain some information to comply with law, prevent fraud, assist with investigators, resolve disputes, analyze or troubleshoot programs, enforce our User Agreement and take actions otherwise permitted by law. If your account or membership is terminated or suspended, we may retain some information to prevent re-registration.

Security:
We view protection of your privacy as a very important principle. We store and process your information on computers located in the United States that are protected by physical as well as technological security devices. We have implemented physical, electronic and procedural safeguards that are designed to protect the security of your information in compliance with applicable United States Federal and State Regulations. These include advanced firewall and password protection for our databases, physical access controls to our buildings and files, and restricted access to your personal information to employees that need to know that information to operate, develop or improve our services.

We have invested in leading-edge security software, systems and procedures to offer you a safe and secure investing platform and protect your personal, financial and investment information. While no security system is absolutely impenetrable, we will continually monitor the effectiveness of our security system and refine and upgrade our security technology as new tools become available.

Links to Other Sites:
www.AlternativeSecuritiesMarket.com may contain links to other websites. We are not responsible for the privacy practices or the content of these sites. If you have concerns about how another website collect and uses information about you, make sure to read that site's own Privacy Policy.

General:
We may change this policy from time to time, and we will post the amended terms on www.AlternativeSecuritiesMarket.com and notify you by email of the changes. Amended terms will take effect immediately for new users, and 30 days after they are posted for existing users. You should review this Privacy Policy periodically to remain informed of any changes. You agree to accept posting of a revised Privacy Policy electronically on www.AlternativeSecuritiesMarket.com as an actual notice to you.

INVESTOR REGISTRATION AGREEMENT:

This Investor Registration Agreement ("Agreement") is made and entered into between you and Alternative Securities Markets Group Corporation ("Alternative Securities Markets Group", "we" or "us"). This Agreement will govern all transactions whereby you subscribe for and purchase equity or debt securities ("Shares"), from time to time, through the facilities of the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com. Before you complete this Agreement, you must read and accept all terms and conditions in, and linked to, this Agreement, including the Alternative Securities Markets Group User Agreement governing use of the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com and the Alternative Securities Markets Group Privacy Policy. Before you can invest, you must also properly complete the Investor Questionnaire.

1. **Offering of Shares:** Shares will be offered and sold through the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com pursuant to individual private offerings ("Offerings") by the respective issuers of such Shares, with each such Offering being made pursuant to the terms, conditions and disclosures (including risk factor disclosures) set forth in the Prospectus for that particular Offering (the "Offering Terms"). The Offering Terms for each Offering for which you subscribe to purchase Shares shall be incorporated herein by this reference, and those Offering Terms shall be binding on you the same as if they were set forth in full in this Agreement. You agree to read carefully and make sure that you understand and agree with the Offering Terms for any Offering before investing. You acknowledge that each Offering involves a high degree of risk, and that by choosing to subscribe for Shares in any Offering you thereby acknowledge that you are prepared and able to bear the risk of loss of the entire purchase price for any Shares you purchase.

- **Resale Restrictions and Limitations:** You acknowledge that *some* Securities Offered on www.AlternativeSecuritiesMarket.com may not have filed a registration statement, and my not file a registration statement, with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities ACT"), with respect to any Offering of Shares, and that Shares issued may be "restricted securities" as defined in Rule 144(a)(3) of the Securities Act and will therefore be subject to restrictions on resales. A legend describing those restrictions will be placed on the certificate representing the Shares, and the issuer of the Shares may give stop transfer instructions to the transfer agent for the Shares. Any Shares that you purchase in a "Restricted Offering" may not be resold without registration or an exemption from registration under applicable federal and state securities laws. You will ordinarily be required to wait at least one year before an exemption may become available for you to resell Shares. Any resale of Shares and any removal of a restrictive legend from, or stop transfer instructions relating to, Shares is subject to the approval of the issuer of the Shares and its legal counsel. Alternative Securities Markets Group shall have no responsibility or liability in relation to the issuer's use and removal of legends and stop transfer instructions. These types of securities will be clearly defined at www.AlternativeSecuritiesMarket.com

2. **Investor Registration:** By entering into this agreement, you are registering as a prospective investor in order to become eligible to subscribe for Shares of various issuers in Offerings offered for sale online through the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com 's bidding platform (the "Platform"). You agree to comply with the terms of this Agreement, the terms of the User Agreement, and the policies posted on the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com, as amended from time to time by Alternative Securities Markets Group in its sole discretion.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

You are required tom complete and submit an Investor Questionnaire, which includes information that will allow the Issuer to determine whether investments in Shares are suitable to your situation, based on Alternative Securities Markets Group's internal suitability guidelines for investment and any suitability standards posted on the www.AlternativeSecuritiesMarket.com 's website. We will ask you to update this information at least annually. You are required to provide personal information in the Investor Questionnaire, which will handle in accordance with the Alternative Securities Markets Group's Privacy Policy.

When registering as a prospective investor, you will be required to provide certain information that will be used by the issuer and transfer agent of any Shares that you purchase, including such things as your name and address to be entered on the registry of the transfer agent for such Shares and the address to which you would like to certificate representing such Shares to be delivered.

By registering as a prospective investor, you are providing "written instructions" to Alternative Securities Markets Group under the Fair Credit Reporting Act authorizing Alternative Securities Markets Group to obtain information from your personal credit profile or other information from Experian or a similar credit reporting company. By so doing, you authorize Alternative Securities Markets Group to obtain such information solely to confirm your residence and to confirm your identity to avoid fraudulent transactions in your name.

3. **Password Access to www.AlternativeSecuritiesMarket.com**: After you have completed your registration and Investor Questionnaire and we have completed our suitability review, we will determine based on our internal guidelines whether you qualify to receive password access to the platform. If so, we will notify you that your registration has been accepted, and we will provide you with a password allowing you access to the platform. You will then be permitted to invest in any Offerings in which you are qualified to invest, provide that such Offerings are first listed on the platform after the activation of your registration. We may notify you via email about any new Offering that becomes available on the platform, although we are not required to do so.

4. **Bidding to Purchase Shares; Escrow Account; Closing:** After you have received your password giving you access to the platform, you will be permitted to post bids for Shares pursuant to the Offering Terms for any Offering listed on the platform in which you have been pre-qualified to participate. The terms of any Offering may provide for a fixed investment amount or minimum and maximum amounts that apply to all subscribers in any particular offering. Prospective investors "bid" (i.e., "subscribe for") the amount they are willing to commit to the purchase of Shares in the Offering. We reserve the right to determine which bids of prospective investors will be accepted and in what amounts (in full or in part).

   Before placing a bid for Shares in any Offering, you should carefully review all the information in the Prospectus for that Offering. You may ask questions of the issuer and receive answers regarding the terms and conditions of the Offering by submitting the questions via email to us at LEGAL@ASMMARKETSGROUP.COM, and theses emails will be passed on to the issuer. IF AN OFFERING IS BEING MADE IN RELIANCE ON RULE 506 OF REGULATION D OF THE SECURITIES ACT and the Offering allows purchasers to participate who are not "accredited investors", as defined in Rule 501(a) of Regulation D, you may also request any additional information from the issuer that the issuer of such Shares possesses or can acquire without unreasonable effort or expense which is necessary to verify the accuracy of information furnished by the issuer in the Prospectus. You may request such information by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM, and these emails will be forwarded to the

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

issuer. By placing a bid for Shares in any Offering, you represent and warrant that you have availed yourself fully of the foregoing answers and information prior to placing the bid, and you are satisfied with the information and answers that you have received.

Alternative Securities Markets Group may close an Offering for an Issuer only after enough bids have been received for the Offering to be fully subscribed. An Offering is fully subscribed if at least the minimum offering amount (the "Minimum Amount") referenced in the Prospectus for the Offering has been received in the Escrow Account.

5. **Delivery of Share Certificates:** When your bid to purchase Shares in any Offering is accepted, a certificate representing the Shares purchased will be delivered to you, in accordance with the delivery instructions you have provided upon receipt of cleared investment funds from you.

6. **Covenants:** Alternative Securities Markets Group covenants and promises that, at the time of each Offering of Shares on the Alternative Securities Markets Group websites at www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group will comply in all material respects with International, Federal and State Laws as they apply to Regulation A, Regulation S, Regulation D, California Intra-State Securities Offering (Rule 1001), Rule 144 Offerings and EB5 Securities Offerings in connection with these Offerings.

7. **Remedies for Breach of Covenants:** In the event of a breach by Alternative Securities Markets Group of the foregoing covenants that materially and adversely affects your investment in Shares sold to you under this Agreement, Alternative Securities Markets Group shall either:

   a. Cure the breach, if the breach is susceptible to cure;
   b. Repurchase the Shares from you if an exemption that authorizes the sale of your shares; or
   c. Indemnify and hold you harmless against all losses, damages, legal fees, costs and judgments resulting directly from any claim, demand or defense arising as a result of the breach ("Losses").

The decision whether a breach is susceptible to cure, or whether Alternative Securities Markets Group shall repurchase Shares from you or indemnify you against Losses, shall be in Alternative Securities Markets Group's sole discretion. Upon discovery by Alternative Securities Markets Group of any such breach of the foregoing covenants requiring cure or repurchase of Shares, Alternative Securities Markets Group shall give you notice of the breach, and of Alternative Securities Markets Group's election to cure the breach or repurchase the Shares, not later than ninety (90) days after our discovery of the breach. In the event Alternative Securities Markets Group repurchases Shares, Alternative Securities Markets Group will pay you the full amount that you paid for such Shares. Upon any such repurchase, you agree to transfer and assign to Alternative Securities Markets Group the certificates representing the Shares, and you authorize and agree that Alternative Securities Markets Group may execute any endorsements or assignments necessary to effectuate the transfer and assignment of the Shares to Alternative Securities Markets Group. Alternative Securities Markets Group's obligation to cure a breach, repurchase Shares, or indemnify you for a breach of the foregoing covenants pursuant to this Section is your sole remedy with respect to a breach of Alternative Securities Markets Group's covenants set forth in Section 7 above.

8. **No Advisory Relationship:** You acknowledge and agree that.

    a. The offer, sale and purchase of any Shares pursuant to this Agreement is an arm's-length transaction between you and Alternative Securities Markets Group.
    b. In connection with the offer, sale and purchase of such Shares, Alternative Securities Markets Group is not acting as your agent or fiduciary.
    c. Alternative Securities Markets Group assumes no advisory or fiduciary responsibility in your favor in connection with the offer, sale and purchase of such Shares;
    d. Alternative Securities Markets Group has not provided you with any legal, accounting, regulatory or tax advice with respect to such Shares; and
    e. You have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed it appropriate.

9. **Alternative Securities Markets Group's Right to Verify Information and Terminate Offerings:**

Alternative Securities Markets Group reserves the right to verify the accuracy and completeness of all information provided by prospective investors and issuers in connection with Offerings. Alternative Securities Markets Group also reserves the right to determine in its reasonable discretion whether a registered user is using, or has used, the Alternative Securities Markets Group website illegally or in violation of any order, writ, injunction or decree of any court or governmental instrumentality, for the purposes of fraud or deception, or otherwise in a manner inconsistent with the terms and conditions of this Agreement or inconsistent with any registration agreement between Alternative Securities Markets Group and the user. Alternative Securities Markets Group may conduct its review at any time before, during or after the posting of a bid or before or after the closing of an Offering. You agree to respond promptly to Alternative Securities Markets Group's requests for information in connection with your registration and accounts with Alternative Securities Markets Group and your bids to subscribe for Shares in any Offering.

At any time prior to the closing of an Offering, Alternative Securities Markets Group, in its sole discretion, delay the closing in order to enable Alternative Securities Markets Group to conduct a pre-closing review to verify the accuracy of information provided by the issuer and prospective investors and to determine whether there are any irregularities with respect to the Offering or the bids for Shares in the Offering. Alternative Securities Markets Group may cancel or proceed with the closing, depending on the results of its pre-closing review. If the Offering is canceled, the Prospetus for the Offering will be removed from the Alternative Securities Markets Group Website www.AlternativeSecuritiesMarket.com, all bids for Shares will be canceled, and all funds from the bidders which are held in the Escrow Account will be refunded to the bidders.

10. **No Guarantee of Investment or Assurance of any Return on Investment**

ALTERNATIVE SECURITIES MARKETS GROUP DOES NOT WARRANT OR GUARANTEE ANY RETURN ON YOUR INVESTMENT IN ANY SHARES THAT YOU PURCHASE IN OFFERINGS ON THE ALTERNATIVE SECURITIES MARKETS GROUP WEBSITE AT WWW.ALTERNATIVESECURITIESMARKET.COM. ALTERNATIVE SECURITIES MARKETS GROUP DOES NOT WARRANT OR GUARANTEE THAT YOU WILL EVER BE ABLE TO RESELL SUCH SHARES, THAT YOU WILL BE ABLE TO RECOUP ALL OR ANY PART OF THE PURCHASE PRICE FOR SUCH SHARES, OR THAT YOU WILL EVER MAKE A PROFIT ON SUCH SHARES.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

11. **Restrictions on Use:** Except as provided in Section 14 below, you are not authorized or permitted to use the Alternative Securities Markets Group's website at www.AlternativeSecuritiesMarket.com to bid for or purchase Shares for someone other than yourself. You must be an owner of the Deposit Account you designate for electronic transfers of funds, with authority to direct that funds be transferred to or from the account. Alternative Securities Markets Group may in its sole discretion, with or without cause and with or without notice, restrict your access to the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com.

12. **Suitability Representations and Warranties:** By placing a bid to subscribe for Shares in any Offering, you represent and warrant that you satisfy all applicable suitability requirements and other requirements to invest that are described in the Prospectus for that Offering or on www.AlternativeSecuritiesMarket.com. You also agree to provide any additional documentation reasonably requested by us to confirm that you meet applicable suitability standards, including minimum financial suitability standards that may be required by the Securities Administrators of certain states.

13. **Other Representations and Warranties:** You warrant and represent to Alternative Securities Markets Group, as of the date of this Agreement and as of any date that you commit to purchase Shares by placing a bid for Shares, that:

    a. You have the legal competence and capacity to execute and perform this Agreement and that you have duly authorized, executed and delivered this Agreement;
    b. In connection with this Agreement you have complied in all material respects with applicable federal, state and local laws; and
    c. If you are entering into this Agreement on behalf of a corporation, partnership, limited liability company, trust, or other entity ("institution"), you warrant and represent that (i) you have all necessary power and authority to execute and perform this Agreement on such institution's behalf; (ii) the execution and performance of this Agreement will not violate any provision in the institution's certificate of organization, by-laws, indenture or trust, partnership agreement, or other constituent agreement or instrument governing the formation or administration of your institution; and (iii) the execution and performance of this Agreement will not constitute or result in a breach or default under, or conflict with, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking to which the institution is a party or by which it is bound.

14. **Alternative Securities Markets Group's Representations and Warranties:** Alternative Securities Markets Group represents and warrants to you, as of the date of this Agreement and as of any date you commit to purchase Shares, that:

    a. It is duly organized and is validly existing as a corporation in good standing under the laws of California and has corporate power to enter into and perform its obligations under this Agreement; and
    b. This Agreement has been duly authorized, executed and delivered by Alternative Securities Markets Group and constitutes a valid and binding agreement of Alternative Securities Markets Group, enforceable against Alternative Securities Markets Group in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar laws.

15. **Prohibited Activities:** You agree that you will not do the following in connection with any Offering, any bid to subscribe for Shares in and Offering, or any other transaction involving or potentially involving Alternative Securities Markets Group or any issuer of Shares on the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com

    - Represent yourself to any person, as a director, officer or employee of Alternative Securities Markets Group or of an issuer of Shares on the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com unless you are such director, officer or employee;
    - Propose or agree to accept any fee, bonus, kickback or other thing of value of any kind in exchange for your agreement to bid for or recommend that anyone else bid for Shares in any Offering on www.AlternativeSecuritiesMarket.com;
    - Engage in any activities that require a license as a broker or dealer in connection with any Offering of Shares on www.AlternativeSecuritiesMarket.com;
    - Violate any International, Federal, State or Local Laws, including, but not limited to, U.S. Federal and State Securities Laws, in connection with any transaction in the securities of an issuer that has made or is making an Offering of its Shares on www.AlternativeSecuritiesMarket.com.

16. **Termination of Registration:** Alternative Securities Markets Group, may in its sole discretion, with or without cause, terminate this Agreement by giving you notice as provided below. In addition, upon our reasonable determination that you have violated the provisions of section 16, have made a material misrepresentation in connection with this Agreement or your Investor Questionnaire, or have otherwise failed to abide by the terms of this Agreement, Alternative Securities Markets Group may, in its sole discretion, immediately and without notice, take one or more of the following actions:

    - Terminate or suspend your right to bid for Shares or otherwise participate in Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com
    - Terminate this Agreement and your registration with Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com

    Upon termination of this Agreement and your registration with Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com, any bids you have placed on www.AlternativeSecuritiesMarket.com shall terminate and will be removed from the site immediately, but your right under the Agreement to any Shares purchased prior to the effective date of the termination shall not be affected by the termination.

17. **Indemnification:** In addition to your indemnification obligations set forth in the Alternative Securities Markets Group User Agreement for www.AlternativeSecuritiesMarket.com, you agree to indemnify, defend, protect and hold harmless Alternative Securities Markets Group and its Officers, Directors, Stockholders, Employees and Agents against all claims, liabilities, actions, costs, damages, losses, demands and expenses of every kind, known or unknown, contingent or otherwise (i) resulting from any material breach of any obligation you undertake in this Agreement, including but not limited to your obligation to comply with any applicable laws; or (ii) resulting from your acts, omissions and representations (and those of your employees, agents or representatives) relating to Alternative Securities Markets Group and www.AlternativeSecuritiesMarket.com. You obligation to indemnify Alternative Securities Markets Group shall survive termination of this Agreement, regardless of the reason for termination.

18. **Alternative Securities Markets Group's Right to Modify Terms:** We may change this Agreement from time to time, and when we do we will post the amended terms on www.AlternativeSecuritiesMarket.com and notify you by email of material changes. Amended terms will take effect immediately for new registrants and 30 days after they are posted for existing registrants. This Agreement may not otherwise be amended except in a writing signed by you and us.
You authorize Alternative Securities Markets Group to correct obvious clerical errors appearing in information you provide to Alternative Securities Markets Group, without notice to you, although Alternative Securities Markets Group expressly undertakes no obligation to identify or correct such errors.

    This Agreement, along with the Alternative Securities Markets Group User Agreement for www.AlternativeSecuritiesMarket.com, represents the entire agreement between you and Alternative Securities Markets Group regarding your participating as a prospective investor on www.AlternativeSecuritiesMarket.com, and supersedes all prior or contemporaneous communications, promises and proposals, whether oral, written or electronic, between you and Alternative Securities Markets Group with respect to your involvement as a prospective investor on www.AlternativeSecuritiesMarket.com.

19. **Notices:** All notices and other communications hereunder shall be given by email to your registered email address or will be posted on www.AlternativeSecuritiesMarket.com, and shall be deemed to have been duly given and effective upon transmission or posting. All notices, required disclosures and other communications to you will be transmitted to you by email to your registered email address. You can contact us by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM. You also agree to notify us if your registered email address is changed by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM

20. **Non-Disclosure Agreement:** By entering into this Agreement, you agree not to disclose, except on a confidential basis to your legal and financial advisors exclusively for the purposes of rendering professional advice to you, any information which you receive or have received from Alternative Securities Markets Group or on www.AlternativeSecuritiesMarket.com that relates to any Offering of Shares posted on www.AlternativeSecuritiesMarket.com or relates to the business of any issuer of such Shares, including, for example, information presented in a Prospectus for an Offering of Shares on www.AlternativeSecuritiesMarket.com ("Confidential Information"). You shall hold and maintain the Confidential Information in strictest confidence for the sole and exclusive benefit of the issuer that provided such Confidential Information. You shall not, without such issuer's prior written approval, use for your own benefit, publish, copy, or otherwise disclose to others, or permit the use by others for their benefit or to the detriment of the issuer, any confidential Information.

    The term "Confidential Information" shall exclude any information that, at any given time:

    a) Has been publicly disclosed by the issuer or by any third party through no fault of your own;
    b) You have received by some legitimate means other than from Alternative Securities Markets Group or its representatives or from the issuer or its representatives; or
    c) The issuer has authorized you in writing to disclose

21. **No Warranties:** EXCEPT FOR THE REPRESENTATIONS CONTAINED IN THIS AGREEMENT, NO PARTY TO THIS AGREEMENT MAKES ANY REPRESENTATIONS OR WARRANTY TO ANOTHER PARTY TO THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

22. **Limitation of Liability:** IN NO EVENT SHALL ONE PARTY BE LIABLE TO ANOTHER PARTY FOR ANY LOST PROFITS OR SPECIAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. FURTHERMORE, NO PARTY MAKES ANY REPRESENTATION OR WARRANTY TO ANOTHER PARTY REGARDING THE EFFECT THAT THE AGREEMENT MAY HAVE UPON ANY INTERNATIONAL, FEDERAL, STATE, LOCAL OR OTHER TAX LIABILITY FOR THE OTHER.

23. **Miscellaneous:** The parties acknowledge that there are not third party beneficiaries to this Agreement. You may not assign, transfer, sublicense or otherwise delegate your rights under this Agreement to another person without Alternative Securities Markets Group's prior written consent. Any such assignment, transfer, sublicense or delegation in violation of this Section shall be null and void. This Agreement shall be governed in all respects by the laws of the State of California, without regard to conflict of law provisions. Except as otherwise provided in this Agreement, you agree that any claim or dispute you have against Alternative Securities Markets Group must be resolved by arbitration in the State of California. Any waiver of a breach of any provision of this Agreement will not be a waiver of any other subsequent breach. Failure or delay by either party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition. If any part of this Agreement is a valid enforceable provision that most closely matches the intent of the original provision, and the remainder of the Agreement shall continue in effect. The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Statement of Understanding for Securities Offered to Investors on www.AlternativeSecuritiesMarket.com

Regulation A (Current): Regulation A is an exemption for ***PUBLIC OFFERINGS*** not exceeding $5 Million USD in any 12-month period. Companies choosing to rely on this exemption must file an offering statement with the U.S. Securities & Exchange Commission on Form 1-A, consisting of a notification, offering circular and exhibits. The SEC staff reviews this offering statement.

Regulation A Offerings share many characteristics with registered offerings. For example, purchasers ("*Investors*") must be provided with an offering circular similar to a prospectus. Just as in registered offerings, the securities can be offered PUBLICLY, using general solicitation and advertising, and purchasers DO NOT RECEIVE '*RESTRICTED SECURITIES*', as explained at www.AlternativeSecuritiesMarket.com. The Principle difference between Regulation A Offerings and Registered Public Offerings are:

1) Financial Statements for a Regulation A Offerings are simpler and do not need to be audited unless audited financial statements are otherwise available.

2) Regulation A issuers do not incur either Exchange Act Reporting obligations after the offering or Sarbanes-Oxley Obligations applicable only to SEC reporting companies, unless the company '*meets the thresholds that trigger Exchange ACT Registration*".

3) Companies may choose among three formats to prepare the Regulation A Offering Circular, one of which is a simplified question-and-answer document; and

4) Companies may "*test the waters*" to determine market interest in their securities before going through the expense of filing with the SEC.

SEC reporting companies are not eligible to use Regulation A. All other types of companies may use Regulation A, except developmental stage companies without a specified business (for example, "*Blank Check Companies*") and investment companies registered or required to be registered under the Investment Company act of 1940. In most cases, shareholders may use Regulation A to resell up to $1.5 Million USD of Securities.

The "*test the waters*" provision of a Regulation A allows companies to publish or deliver a written document to prospective purchasers or make scripted radio or television broadcasts to determine whether there is an interest in their contemplated securities offering before filing an offering statement with the SEC. This gives companies the opportunity of being able to determine whether enough market interest in their securities exists before they incur the full range of legal, accounting and other costs associated with filing an offering statement with the SEC. Companies may NOT, however, solicit or accept money for securities offered under Regulation A until the SEC completes its review of the filed offering statement and the Company delivers offering materials to Investors.

NOTE ABOUT REGULATION A: The JOBS Act requires the SEC to develop rules for a new exemption to the existing Regulation A, which will permit offerings up to $50 Million USD a year without SEC Registration.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Proposed Changes to Regulation A pursuant to the Passage of the JOBS Act in 2012. These changes are expected to be enacted during the first half of 2014.

The SEC's proposed rules will update and expand the Regulation A exemption by creating the following Two Tiers of Regulation A Offerings:

- **TIER ONE:** Tier One would consist of those offerings already covered by Regulation A – namely securities of up to $5 Million USD in a twelve month period, including up to $1.5 Million USD for the account of selling security-holders.
- **TIER TWO:** Tier Two would consist of securities offerings of up to $50 Million USD in a twelve month period, including up to $15 Million USD for the account of selling security-holders.

For offerings up to $5 Million USD, the Company could elect whether to proceed under Tier 1 or Tier 2.

Basic Requirements:

Under Tier 1 and Tier 2, companies would be subject to basic requirements, including ones addressing issuer eligibility and disclosures that are drawn from the existing provisions of Regulation A. The proposed rules would update Regulation A to among the other things.

1. Permit companies to submit draft offering statements for nonpublic SEC review prior to filing
2. Permit the use of "testing the waters" solicitation materials both before and after filing of the Offering Statement
3. Modernize the qualification, communication and offering process in Regulation A to reflect analogous provisions of the Securities Act registration process, including electronic filing of offering materials.

Additional Tier 2 Requirements:

In addition to the three basic requirements, companies conducting Tier 2 Offerings would be subject to the following requirements.

1. Investors would be limited to purchasing no more than 10% of the greater of the investor's annual income or net worth.
2. The Financial Statements included in the Offering Circular would be required to be audited.
3. The Company would be required to file annual and semi-annual ongoing reports and current event updates that are similar to the requirements for public reporting companies.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Eligibility:

Regulation A would be available to companies organized in and with their principal business in the United States or Canada, as is currently the case under Regulation A.

The Exemption would not be available to companies that:

- Are already SEC reporting companies and certain investment companies
- Have no specific business plan or purpose or have indicated their business plan is to engaged in a merger or acquisition with an unidentified company.
- Are seeking to offer and sell asset-backed securities or fractional undivided interests in oil, gas or other mineral rights.
- Have not filed the ongoing reports required by the proposed rules during the preceding two years.
- Are or have been subject to a Commission order revoking the company's registration under the Exchange Act during the preceding five years.
- Are disqualified under the proposed 'bad actor' disqualification rules.

Preemption of Blue Sky Law:

Under current Regulation A, offerings are currently subject to registration and qualification requirements in the States where the offering is conducted unless a State-level exemption is available. This has been identified by the GAO and market participants as a central factor for the limited use of current Regulation A.

In view of the range of investors protections provided under the proposal, state securities law requirements would be preempted for Tier 2 offerings. The proposal also explores alternative approaches to addressing this matter, including the coordinated review program proposed by the North American Securities Administrators Association.

Current Status:

The Commission has recently completed a sixty day public comment period on the proposed rules. The Commission is currently reviewing the comments and determining whether to adopt the proposed rules as illustrated above. Enactment is expected during the first half of 2014.

Companies cannot use this new exemption until the SEC adopts final rules.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

OTHER SECURITIES THAT MAY BE OFFERED:

California Intra-State Exempt Securities ("CA1001"): Section 3(a) (11) of the Securities Act exempts from registration any offering made solely to persons residing in a single State or Territory, where the issuer is incorporated and doing business in the same state. The rationale is that a wholly Intra-State transaction is adequately policed by the Laws of the State, hence there is no need for an additional layer of Federal Law.

Under Rule 147, an issuer does business in the State (1) at least 80% of its gross revenues (*including subsidiaries*) is derived from operations or assets in-state; (2) atleast 80% of its assets (*including subsidiaries*) is located in-state; (3) atleast 80% of the offering's net proceeds is used in-state; and (4) its principal office is in-state. During the offering period and for nine months from the last sale by the issuer, purchasers may only resell their stock to other persons living in-state.

Companies listed on www.AlternativeSecuritiesMarket.com use CA1001 in combination with California Section 25102(n)

California 25102(n) is limited to issuers that are California Companies (*with some minor exemptions*). Investors must be "*qualified purchasers*". This means, generally, accredited investors and natural persons with a net worth specified in the statute.

Issuers relying on 25102(n) may ***PUBLICLY*** disseminate a limited written announcement of the offering. Potential investors may then respond to the announcement by contacting the issuer. The issuer may not telephone a prospective investor until it has determined that the investor is a qualified purchaser. Issuers must provide disclosure documents to the non-accredited investors at least five days prior to sale.

Regulation S: Regulation S ("*Reg S*") is an exemption designed by the U.S. Securities & Exchange Commission for Companies seeking to raise capital from investors located OUTSIDE of the United States. A Regulation S Offering under the Securities Act of 1933, as amended (the "*Securities Act*") is a safe harbor rule that defines when an offering of Securities would be considered an "offshore transaction" so as not to be subject to the registration obligations imposed under Section 5 of the Securities Act.

A Regulation S Offering (Foreign Direct Public Offering) only exempts the issuer from the registration requirements. It does not exempt the issuer from anti-fraud provisions.
There are two main requirements in using a Regulation S Offering. The first is the offer and the sale of the securities must be in legitimate offshore transactions. Under a Regulation S Offering, the Company may not offer or sell any securities to a U.S. Citizen or Resident even if that person purchases the securities abroad. Also, the sale must not be done for the purpose of secretly selling the Securities to a U.S. Investor. The second requirement under Regulation S is that there cannot be any directed selling efforts in the United States. Generally, this means a company cannot advertise the Offering in a publication where the circulation crosses over to the United States.

A Regulation S Offering provides two exemptions from safe harbors from U.S. Securities Registrations: an exemption for the initial sale and another exemption for the resale of securities after they are held for a period of time, normally one year.

An important advantage to Companies utilizing Regulation S is that they are able to advertise in the foreign markets in newspapers and other publications. Under Regulation S the Company is allowed to hold seminars, road shows and engage in other general solicitation outside of the United States.

Also, Foreign Direct Public Offerings (Regulation S) are not integrated with Section 5 Public Offerings or Regulation D Private Placements. Regulation D documents contain rules which apply to transactions in the United States. Regulation S Offering Documents contain rules which apply to foreign transactions only. Therefore, a Company can conduct simultaneous Private Placement Stock Offerings and Foreign Direct Public Offerings without jeopardizing either exemption. Also, Regulation S Investors are treated the same way as accredited investors for the purpose of determining compliance with the 35 non-accredited investor limitation outlined in the Regulation D Private Placement.

Regulation D / Rule 504: Rule 504, sometimes referred to as the "*Seed Capital Exemption*", provides an exemption for the offer and sale of up to $1 Million USD of Securities in a 12-month period. A Company may use this exemption so long as it is not a Blank Check Company and it is not subject to Exchange Reporting Requirements. In general, a Company may not use general solicitation or advertising to market the securities, and purchasers generally receive "*restricted securities*". Purchasers of restricted securities may not sell them without SEC Registration or using another exemption, which is further explained on the "*Resale of Restricted Securities*" page at www.AlternativeSecuritiesMarket.com . Investors should be informed that they may not be able to sell securities of non-reporting companies for atleast a year without the issuer registering the transaction with the SEC.

A Company may, however, use the Rule 504 Exemption for a Public Offering of its Securities with general solicitation and advertising, and investors will receive "*non-restricted securities*", under the following circumstances:

- The Company sells in accordance with a State Law that requires the public filing and delivery to investors a substantive disclosure document, or
- The Company sells in accordance with a State Law that requires registration and disclosure document delivery and also sells in a State without those requirements, so long as the Company delivers to all purchasers the disclosure documents mandated by a State in which it is registered; or
- It sells exclusively accordingly to State Law Exemptions that permit general solicitation and advertising, so long as sales are made only to "*accredited investors*".

Even if a Company makes a private sale of its Securities, and not specific disclosure delivery requirements are required, a Company should take care to provide sufficient information to investors to avoid violating the anti-fraud provisions of the securities laws. This means that any information a Company provides to Investors must be free from false and misleading statements. Similarly, a Company should not exclude any information if the omission makes what is provided to investors false or misleading.

Regulation D / Rule 505: Rule 505 provides an exemption for offers and sales of Securities totaling up to $5 Million USD in any 12-month period. Under this exemption, a Company may sell to an unlimited number of "accredited investors" and up to 35 persons that are not accredited investors. Purchasers must buy for investment purposes only, and not for the purpose of reselling the securities. The issued securities are 'restricted securities', meaning purchasers may not resell them without registration on an applicable exemption, as explained on the 'Resales of Restricted Securities' page. If a Company is not a SEC Reporting Company, Investors should be informed that they may not be able to sell securities for atleast one year without the Company registering the transaction with the SEC. A Company may not use general solicitation or advertising to sell the Securities.

Under Rule 505, if the Company's Offering involves any purchasers that are not accredited investors, the Company must give these purchasers disclosure documents that generally contain the same information as those included in a registration statement for a registered offering. There are also financial statement requirements that apply to Rule 505 Offerings involving purchasers that are not accredited investors. For instance, if financial statements are required, they must be audited by a certified public accountant. The Company must also be available to answer questions from prospective purchasers who are not accredited investors.

The Company may decide what information to give to accredited investors, so long as it does not violate the antifraud prohibitions of the Federal Securities Laws. If a Company provides information to accredited investors, it must make this information available to the non-accredited investors as well.

Regulation D / Rule 506: Rule 506 is a "Safe Harbor" for the non-public exemption in Section 4(a)(2) of the Securities Act, which means it provides specific requirements that, if followed, establish that a transaction falls within the Section 4(a)(2) exemption. Rule 506 does not limit the amount of money a Company can raise or the number of accredited investors it can sell securities to, but to qualify for the safe harbor, a Company must:

1. Not use general solicitation or advertising to market the Securities.

2. No sell Securities to more than 35 non-accredited investors (unlike Rule 505, all non-accredited investors, either alone or with a purchaser representative, must meet the legal standard of having sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the prospective investment);

3. Give "*non-accredited investors*" specified disclosure documents that generally contain the same information as provided in registered offerings (*the Company is not required to provide specified disclosure documents to accredited investors, but, if it does provide information to accredited investors, it must also make this information available to the non-accredited investors as well*);

4. Be available to answer questions from prospective purchasers who are non-accredited investors; and

5. Provide the same financial statement information as required under Rule 505.

Purchasers receive "restricted securities" in a Rule 506 Offering. Therefore, they may not freely trade the Securities after the Offering, as explained on the "Resales of Restricted Securities" page at www.AlternativeSecuritiesMarket.com.

Section 18 of the Securities Act provides a Federal preemption of exemption from State registration and review of private offerings that are exempt under Rule 506. The States still have authority, however, to investigate and bring enforcement actions for fraud, impose State Notice Requirements and collect State Fees.

Special Note for 506 Offerings: The JOBS Act requires the SEC to eliminate the prohibition on using general solicitation and advertising to qualify for the Rule 506 Safe Harbor where all purchasers of the Securities are accredited investors and the issuer takes reasonable steps to verify that the purchasers are accredited investors. This not provision is not yet effective.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

An ISSUERS OBLIGATION TO INVESTORS TO HAVE SECURITIES LISTED ON www.AlternativeSecuritiesMarket.com

- **Financial Reporting** – All companies listed on www.AlternativeSecuritiesMarket.com are REQUIRED to submitt un-audited financial reports signed by the Company CEO and/or CFO, dated within 60 days of listing on www.AlternativeSecuritiesMarket.com. Companies are also required to submit to Alternative Securities Markets Group for listing on the Company page at www.AlternativeSecuritiesMarket.com a complete set of un-audited financial reports signed by the Company CEO and/or CFO within 30 days of the close of each business quarter and a complete set of fully audited financial statements within 60 days of the close of each business calendar year. All audited financial reports must be completed by a Alternative Securities Markets Group approved Certified Public Accounting Firm.

- **State of the Company Updates** – All companies listed on www.AlternativeSecuritiesMarket.com are REQUIRED to have a quarterly web conference or phone conference call in which a principal member of the company is required to give an update to all current investors and potential new investors (including financial analysts) who wish to participate. Members of the Company are required to allow for ample time for questions from conference call participants. Company CEO's are also required to draft a letter once per month to update investors on the current State of the Company. Both web conference / phone conference call, along with the CEO Letters on the State of the Company will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

- **Corporate Actions** – Companies listed on www.AlternativeSecuritiesMarket.com are required to report certain corporate actions, including dividends, stock splits, reverse splits, name changes, mergers, acquisitions, dissolutions, bankruptcies, liquidations, issuances of any new securities not currently disclosed, any new debts incurred by the Company and any changes in management, atleast TEN DAYS prior to the record date. All of these notices will be listed on the Company page at www.AlternativeSecuritiesMarket.com.

Acknowledgement and Signature.

This Agreement, together with the "New Investor Questionnaire", "User Agreement", "Privacy Policy", "Investor Agreement", "Statement of Understanding of Securities Offered" and "Issuers Obligation to Investor", sets forth the entire understanding and agreement between Alternative Securities Markets Group and yourself, with respect to the subject matters hereof. By signing this agreement below, you state that you understand al the subject matter and terms of this entire agreement.

____

Signed

____

Printed Name

EXHIBIT D

FINRA

Financial Industry Regulatory Authority

Interim Form for Funding Portals

If you intend to act as a funding portal under the JOBS Act, you may voluntarily submit this form to inform us about your future funding portal business. Your voluntary submission of the requested information will help FINRA better understand the funding portal community and help us develop rules specific to funding portals. FINRA will accord confidential treatment to the information that you submit.

Although a further filing will be needed before FINRA will be able to grant you membership, we intend to prepopulate for you a future funding portal membership form with the information that you submit on this form. FINRA membership will be made available after the SEC has adopted funding portal registration and other rules, and has approved FINRA's funding portal rules.

Please feel free to supplement the information that we request on this form with any additional information that you believe would be helpful.

Please submit the form to: fundingportals@finra.org. If you have any questions, please contact us at (212) 858-4000 and select "option 5."

Contact Information

Please provide us a contact person whom we can ask follow-up questions.

Contact person

First name	Steven Joseph
Last name	Muehler
Email address	Legal@AlternativeSecuritiesMarket.com
Phone number	213-407-4386
Fax number	None

Mailing address

Company name	Alternative Securities Markets Group Corp.
Street address, line 1	4050 Glencoe Avenue
Street address, line 2	Click here to enter text.
City	Marina Del Rey
State	California
Country	Los Angeles
Postal code	90292

Information About Your Business

I. General Information

a. Full Name of Funding Portal ("FP")

Alternative Securities Market

b. Any Other Name(s) Under Which Business Is or Will Be Conducted

None

c. Business Address

4050 Glencoe Avenue, Marina Del Rey, California 90292

d. All Website Addresses Where Business Is or Will Be Conducted

http://www.AlternativeSecuritiesMarket.com

e. Legal Status of FP (*e.g.,* Corporation, Limited Liability Company ("LLC"), Partnership, Sole Proprietorship or Other)

California Stock Corporation

f. State/Country of Formation

California

g. Date of Formation

October 2014

II. Ownership

a. Please use the schedule below to identify the *direct* owners of the FP. Please include, as applicable:

i. any shareholder that directly owns 5 percent or more of a class of a voting security of the FP, unless the FP is a public reporting company (that is, subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934 (the "Act"));

ii. all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5 percent or more of the partnership's capital;

iii. any trust, and each trustee, that directly owns 5 percent or more of a class of voting security of the FP, or has the right to receive upon dissolution, or has contributed, 5 percent or more of the FP's capital; and

iv. all members of an FP that is a LLC that have the right to receive upon dissolution, or have contributed, 5 percent or more of the LLC's capital.

b. Please use the schedule below to identify the *indirect* owners of the FP. Regarding each direct owner provided in response to the above question, please complete the schedule below as follows:

i. in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25 percent or more of a class of a voting security of that corporation; (Note: For purposes of this schedule, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security);

ii. in the case of an owner that is a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25 percent or more of the partnership's capital;

iii. in the case of an owner that is a trust, the trust and each trustee; and

iv. in the case of an owner that is an LLC , (i) those members that have the right to receive upon dissolution, or have contributed, 25 percent or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

(Note: Continue up the chain of ownership listing all 25 percent owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Act) is reached, no further ownership information up the chain is required.)

Full Legal Name	Domestic or Foreign Entity or Individual	Entity in Which Interest Owned	Percentage of Interest in Entity Owned	CRD number, SSN or Tax ID
Mr. Steven Joseph Muehler, Founder & Chief Executive Officer	Individual	Alternative Securities Markets Group Corporation	100%	47-2050153
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(If additional space is needed, please submit a separate document as an additional attachment containing the information and identifying the question to which the information pertains.)

c. Identify (i) all subsidiaries of the FP and (ii) any affiliated entities with which the FP will engage in a business relationship in connection with its funding portal activities. Please identify any of these entities that are broker-dealers.

None

III. Funding

a. Source of Funding

Please identify below all contributions of equity capital or debt financing made to the FP's business.

Date	Name of Source	Recipient	Amount	Type (Equity or Debt)
October 2014	Mr. Steven J. Muehler	Alternative Securities Markets Group Corporation	$10,000 opening balance	Equity
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(If additional space is needed, please submit a separate document as an additional attachment containing the information and identifying the question to which the information pertains.)

IV. Management and Disclosure

a. Please identify by name, title and, if applicable, CRD number, each person associated with the FP who is or will be engaged in the management, direction or supervision of the FP's business.

Mr. Steven Joseph Muehler, Founder and Chief Executive Officer

b. Statutory Disqualifications

Is the FP or any person identified in response to questions II.a. or IV.a. subject to statutory disqualification pursuant to Section 3(a)(39) of the Act? (FINRA notes that we may expand this question to include additional persons in the future funding portal membership form.)

☐ Yes X No

[If 'Yes' indicated above] As applicable to the FP and each person, identify the nature of the disqualifying event, provide CRD number (if applicable) and describe the anticipated role with the FP.

None

c. Other Disclosure History (FINRA notes that we may expand this question to include additional persons and events in the future funding portal membership form.)
Is or has the FP or any person identified in response to questions II.a. or IV.a. been the subject of the following (or is any of the following otherwise true with respect to the FP or such person(s) identified): (i) any permanent or temporary adverse action by a state or federal authority, or a self-regulatory organization, with respect to a registration or licensing determination regarding the FP or any person identified in response to questions II.a. or IV.a.; (ii) a pending, adjudicated or settled regulatory action or investigation by the SEC, the CFTC, a federal, state or foreign regulatory agency, or a self-regulatory organization; (iii) an adjudicated or settled investment-related private civil action for damages or an injunction; (iv) a criminal action (other than a minor traffic violation) that is pending, adjudicated, or that has resulted in a guilty or no contest plea; (v) the FP or any person identified in response to questions II.a. or IV.a. is subject to unpaid arbitration awards, other adjudicated customer awards, or unpaid arbitration settlements; (vi) any person identified in response to questions II.a. or IV.a. was terminated for cause or permitted to resign after an investigation of an alleged violation of a federal or state securities law, a rule or regulation thereunder, a self-regulatory organization rule or an industry standard of conduct; or (vii) a state or federal authority or self-regulatory organization has imposed a remedial action, such as special training, continuing education requirements, or heightened supervision, on any person identified in response to questions II.a. or IV.a..

X Yes ☐ No

[If 'Yes' indicated above] As applicable to the FP and each person identified, provide CRD number (if applicable), the person's role with the FP and a description of the event(s).

Mr. Steven Joseph Muehler - See attached "California Cease and Desist" order and the Notes on Page 1 and the Underlined Section on the Second to Last Page.

V. Business Relationships, Business Model and Compensation

a. Certain Business Relationships
Please describe all business and contractual relationships the FP will maintain, as applicable, with the following:

i. Escrow agents, transfer agents, and custodians of investor funds and securities
ii. Securities brokers and dealers
iii. Recordkeeping

See Attachments:

1. Business Description
2. U.S. Investor Suitability Questionnaire

3. Non-U.S. Investor Suitability Questionnaire 4. Institutional Investor Questionnaire

b. Please describe the FP's business model (*e.g.,* the types of securities to be presented to investors, any limitations on the types of issuers, how issuers will be presented to investors).

See Attachment 1. Business Description 2. U.S. Investor Suitability Questionnaire 3. Non-U.S. Investor Suitability Questionnaire 4. Institutional Investor Questionnaire

c. Please describe the forms and sources of compensation that the FP and persons associated with the FP expect to receive (*e.g.,* transaction-based, referral-based, flat fee, from issuers, from investors).

See Attached Business Description

d. Do you plan to use any pre-dispute arbitration agreements?

X Yes ☐ No

e. Please describe how the FP addresses the requirements for funding portals under the JOBS Act. In particular, please describe how the FP would (i) address investor education; (ii) take measures to reduce the risk of fraud with respect to funding portal transactions; (iii) ensure adherence to the aggregate selling limits; and (iv) protect the privacy of information collected from investors.

See attachments: 1. Business Description 2. U.S. Investor Suitability Questionnaire 3. Non-U.S. Investor Suitability Questionnaire 4. Institutional Investor Questionnaire

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Financial Industry Regulatory Authority
CrowdFunding Web Portal Registration
1735 K Street
Washington, D.C. 20006

Dear FINRA;

Enclosed you will find a Pre-CrowdFunding Web Portal Registration for "Alternative Securities Markets Group Corporation" (www.AlternativeSecuritiesMarket.com). Also part of this submission, you will find the "Registered Investment Advisor" ADV 1 & 2 for the "Alternative Securities Markets Group Corporation" and Mr. Steven J. Muehler. The Alternative Securities Markets Group Corporation is currently in the process of filing as a Five State Registered Investment Advisory Firm. Mr. Muehler is currently scheduled to take the Series 65 Securities Law Exam in late November or early December 2014.

The Alternative Securities Market ("ASM") aims to be the First CrowdFunding Primary and Secondary Market for Regulation A Securities. The Alternative Securities Market is a ***Private***, Transparent Equity and Debt Marketplace that offers market participants a comprehensive range of services to meet both the the needs of issuers and investors. These services include a facility for "Direct Initial Public Offerings" for Qualified Regulation A Securities, Self-Directed IRAs, as well as a Private Secondary Resale Facility for the resale of Regulation A Securities (The "Ebay Style" Secondary Market is a portal where a Seller can post an "ask", and a Buyer can post a "Bid" to buy. The communications are only between a seller and a buyer. All sales are ONLY directly between a buyer and a seller. A seller pays a posting fee at the time of posting the ASK. There are no sales compensations).

The Alternative Securities Markets Group Corporation ("ASMG") is the operator of the Alternative Securities Market.

There are four market segments of the Alternative Securities Market:

1. *ASM Venture Market:*
    a. U.S. & Canadian Companies Only
    b. Securities are issued pursuant to Regulation A and Regulation S
    c. Minimum Offering: $100,000
    d. Maximum Offering: $1,000,000
    e. Equity, Debt (asset backed) & Convertible Preferred
    f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
    g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market
2. *ASM Main Market:*
    a. U.S. & Canadian Companies Only
    b. Securities are issued pursuant to Regulation A and Regulation S
    c. Minimum Offering: $1,000,001
    d. Maximum Offering: $5,000,000
    e. Maximum Offering: upon enactment of Regulation A Plus, Tier II, the maximum Offering will increase to $50,000,000
    f. Equity, Debt (asset backed) & Convertible Preferred
    g. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
    h. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market
3. *ASM Global Private Market:*
    a. U.S., Canadian & International Companies
    b. Securities are issued pursuant to Regulation D Rule 506
    c. Minimum Offering: $1,000,000
    d. Maximum Offering: No Maximum
    e. Equity, Debt (asset backed) & Convertible Preferred (others may be considered)
    f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
    g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

4. *ASM Pooled Funds Market:*
    a. Private Pooled Investment Funds (Real Estate Funds, Private Equity Funds, Hedge Funds, Etc.)
    b. Securities Issued pursuant to Regulation D or Regulation A (if available)
    c. Minimum Offering: $100,000
    d. Maximum Offering: $No Maximum
    e. Equity, Debt and Convertible Preferred (others may be considered)
    f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
    g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market

Mandatory Public Reporting Requirements for Companies listed on the Alternative Securities Markets Group are listed starting at the bottom of this page. Though these requirements may differ from those required of the Securities & Exchange Commission or by any State Securities Regulator, it is the Alternative Securities Markets Group Corporation's determination that these mandatory public reporting requirements are in the best interest of the investing public, and are mandatory for all companies listed on the Alternative Securities Market. The Alternative Securities Markets Group Corporation's policy is not to engaged or list any company on the Alternative Securities Market that does not fully agree to, and keep current on the below public reporting requirements. Any company who fails to supply the below listed public reporting items, shall be '*delisted*' from the Alternative Securities Market and that Company's unrestricted securities held by investors, will not be allowed to be posted on the Alternative Securities Markets Group Secondary Resale Market ("*Alternative Securities Markets Group's Securities Clearinghouse*").

The Alternative Securities Markets Group's Securities Clearinghouse is essentially an "Ebay Style" of an online auction board where a holder of an unrestricted security of a company ***listed on the Alternative Securities Market*** can post an "*ask*" for the sale of shares, and a potential buyer can post a "*bid*" to buy the shares. The transaction is ***ONLY*** between a seller and a buyer, and a seller pays a nominal fee to post an "*ask*" on the "*Alternative Securities Markets Group's Securities Clearinghouse*". There are no sales commissions or "*spreads*" paid to the Alternative Securities Markets Group Corporation, and trades are only closed during a two hour window per week, which will be part of the Company's weekly "*concentrated trade volume*" (*though "asks" can be posted 24/7, and "bids" can be submitted 24/7*). The Alternative Securities Markets Group Corporation's only compensation is from the seller, and that is paid at the time of the seller posting the "*ask*", it is not dependent on whether the seller is successful in selling their securities or not. There is no compensation paid by the buyer.

The Mandatory Public Reporting Requirements of all Companies listed on the Alternative Securities Market are as follows:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Annual Audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of AUDITED financial statements within 60 days of the close of each business fiscal year. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements.

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

The Alternative Securities Markets Group is further broken-down in EIGHTEEN MARKET SEGMENTS. Each of the below Market Segments were formed to: (1) operate as both an Independent Primary and Secondary Market Segment of the Alternative Securities Market for the Direct Initial Public Offering of Securities to the investing public and for the establishment of a Secondary Resale / Trading market for the direct resale of securities for companies listed on the Alternative Securities Market and current on all public reporting requirements., and (2) to act as a Private Equity Capital Partner to early and growth stage companies listed on one of the below listed market segments.

1. The Alternative Securities Markets Group Aviation and Aerospace Market
2. The Alternative Securities Markets Group Biofuels Market
3. The Alternative Securities Markets Group California Water Rights Market
4. The Alternative Securities Markets Group Commercial Mortgage Clearinghouse
5. The Alternative Securities Markets Group Energy Market
6. The Alternative Securities Markets Group Entertainment and Media Market
7. The Alternative Securities Markets Group Fashion & Textiles Market
8. The Alternative Securities Markets Group Financial Services Market
9. The Alternative Securities Markets Group Food and Beverage Market
10. The Alternative Securities Markets Group Hotel and Hospitality Market
11. The Alternative Securities Markets Group Life Settlement Market
12. The Alternative Securities Markets Group Medical Device and Pharmaceuticals Market
13. The Alternative Securities Markets Group Mining & Mineral Rights Market
14. The Alternative Securities Markets Group Oil and Natural Gas Market
15. The Alternative Securities Markets Group Residential Mortgage Clearinghouse
16. The Alternative Securities Markets Group Restaurant and Nightclub Market
17. The Alternative Securities Markets Group Retail and E-Commerce Market
18. The Alternative Securities Markets Group New Technologies Market

Each of the above are Limited Liability Companies (*either existing or pending registration*) of the Alternative Securities Markets Group Corporation. Each of the above LLCs make "*micro investments*" in each company listed on its Market Segment. These "*micro investments*" in each Company are made through the payment of State or Federal Fees and/or services rendered. These fees and/or services are detailed below (*but are not limited to*):

1. SEC Form 1-A Legal Drafting and Legal Compliance - $2,750
2. SEC CIK Number Issuance - $0.00
3. International Stock Identification Number: $500

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

4. SEC Form 1-A Filing with the SEC (each submission of seven copies, includes: printing, binding, binding materials, paper materials, ink / toner and postage): $50
5. NASAA Coordinated Review Submission - $450 for NINE States
6. State Registration and Filing Fees for Direct Initial Public Offering:
    a. California: $200 plus 1/5 of 1% of the Offering
    b. New York: $300 ($500,000 or less) to $1,200 ($500,001 or more)
    c. Florida: $1,000
    d. Texas: $100 plus 1/10th of 1% of the Offering
    e. New Jersey: $1,000
    f. Pennsylvania: $500 Plus 1/20th of 1% of the Offering
    g. Nevada: 0.02% of the Offering (Min: $200 / Max: $2,000)
    h. Arizona: 1/10th of 1% of the Offering (Min: $200 / Max: $2,000)

NOTE: The costs detailed above are either earned or paid by the Alternative Securities Markets Group Corporation, and are considered a debt of the Company. The Company issues a "Debt Note" to the Alternative Securities Markets Group Corporation upon each expenditure, or at qualification of the Regulation A by the SEC. Each debt note shall have an annualized rate of interest of 12%, with no monthly interest payments due, and all debt notes have a maturity of twelve months from the date of issuance. The Alternative Securities Markets Group recovers these expenditures from the "*Cost of Offering*" of each Company's Public Offering, and debt notes are paid as the Company gains capitalization on the Alternative Securities Market. If after 365 days from the date of issue, if any debt notes have not been paid in full (repurchased by the Company) from the "*costs of offering proceeds*", the entire debt note shall be voided and no further attempts to collect the funds will be made by the Alternative Securities Markets Group.

NOTE: Though the Company's on the Alternative Securities Market estimate a "Cost of Offering" of roughly 5% of offering amount, ABSOLUTELY NONE OF THESE FUNDS ABOVE THOSE POSTED ABOVE ARE PAID TO THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION OR ANY AFFILIATES OR SUBSIDIARIES OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION. It is estimated that Company legal fees, Company accounting expenses, Company Marketing and Advertising expenses 'could' potentially reach 5% of the gross offering amount. All of the costs and fees are at the discretion of the Company, and not the Alternative Securities Markets Group.

Alternative Securities Markets Group's Compensation:

- All companies pay a monthly "Public Reporting fee" to the Alternative Securities Markets Group per month. This monthly revolving fee is between $35 and $75 per month. This fee starts at the execution of the agreement and continues until the company is quoted on an OTC Market or a Regulated Stock Market, chooses to leave the Alternative Securities Market.
    - This Monthly Fee is paid for the following services:
        - Public Reporting of the Company's Monthly, Quarterly, Annual and other periodic reports
        - Company Listing on the Alternative Securities Market
        - Ensuring the Company's "Back Office" page is current and correct
- The Alternative Securities Markets Group Corporation, or a Market Segment Subsidiary, receives a fully diluted equity potion in each Company listed on the Alternative Securities Market. In lieu of charging each company $15,000 to $50,000 for services to be rendered, it is the position of the Alternative Securities Markets Group that cash liquidity is essential to health of each company listed on the Alternative Securities Market, and has chosen to take an equity position in each company as opposed to burdening each of our early stage and growth stage companies with a heavy financial burden. The diluted equity position in each company ranges from 1% to 5% depending on many varying factors.
- Debt Investment interest made in each company during the registration process of the Regulation A is detailed earlier in this document.

What the Alternative Securities Market does and does not do:

DOES (for the Company):
- Prepares all Regulation A SEC submissions on SEC Form 1-A
- Prepares and Submits SEC Form ID for SEC Edgar Access and CIK Number

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

- Assists Companies in all responses to comments received on Regulation A Submissions
- Lists the Company's general company and offering details on the appropriate Alternative Securities Market Tier and Market Segment
- Provides an online PDF copy of the current Regulation A submission along with a link to the Company's SEC Edgar page.
- Provides an online subscription agreement (username and password protected, and only made available to investors who have completed the Alternative Securities Markets Group Investor qualification questionnaire. NOTE: No member of the Alternative Securities Markets Group is able to accept any subscription agreements. ONLY the Investor and a member of the Company can sign and accept a subscription agreement).
- Provides all companies with a " Username and Password Protected Securities Compliance Back Office" that contains (but is not limited to):
    - Copies of all State, Federal and International Securities Filings
        - SEC Filings
        - NASAA / State Filings
    - Copies of all Subscription Agreements Completed
    - Copies of Investment Wires or Checks (these are provided to ASMG by the Company)
    - Excel Spreadsheet detailed current and past shareholder of the Company, number of units owned, amounts paid

<u>DOES NOT *(for the Company):*</u>

- No Member of the Alternative Securities Markets Group in any way promotes or solicits investments for Companies listed on the market.
- No Member of the Alternative Securities Markets Group distributes an Investment Prospectus for a company.
- No Member of the Alternative Securities Markets Group speaks to an investor about a particular company's securities or offerings. If ASMG is contacted by a Potential Investor or Investor wishing to speak about a particular offering or inquiring details about a company listed on the Alternative Securities Market, the Investors or Potential Investors are forwarded to a representative of the Company. The Alternative Securities Markets Group Corporation is an equitable interest owner in each company listed on the Alternative Securities Market (in exchange for the services detailed above), it, nor any of its members or affiliates, engage in any conversations about the Companies listed on the Alternative Securities Market or their securities. The only interaction the Alternative Securities Markets Group Corporation provides is online content about a company and their offerings, and a link to the Company's SEC Form 1-A (Regulation A) filings and subscription agreement.
- Does not act as an escrow company, and NEVER has any access to any investor funds for the Company. All investor funds are deposited directly into the Company's bank account (Investor to Company Direct).
- We do not Give any legal advice.
- We Do Not Advertise a Company or their Offerings! All marketing and advertisements paid for by the Alternative Securities Markets Group Corporation are ONLY for the promotion of the Alternative Securities Market and its services to investors. Any marketing or advertising done that promotes a company or their offerings is completed by the Company and paid by with their funds. The Alternative Securities Markets Group does provide "Preferred Media Partner Contacts" with members of print, digital, and broadcast media professionals with whom we have an existing relationship. The Alternative Securities Markets Group Corporation in no way is compensated for these referrals by the Company or by the Advertising Company.

DISCLAIMER IN ALL MARKETING PIECES TO COMPANIES SEEKING CAPITAL:

"The Alternative Securities Markets Group IN NO WAY accepts any form of cash commission or successful funding fees for the sale of any securities. No member of Alternative Securities Markets Group (or any subsidiaries) will in any way accept and fees related to the sale of any securities. No member of Alternative Securities Group (or any subsidiaries) will in any way market, advertise or solicit an investment from an investor for your Company. All Alternative Securities Markets Group's marketing and advertising efforts are made to attract private and institutional investors to the Alternative Securities Market. The Alternative Securities Market does issue press releases and alerts to "market participants" when a new company is listed, and about certain news related events about a Company through our News Wire Service, but we DO NOT in any way make any direct attempts to sell, or make an offer to sell any securities of the Company. All interactions with an investor regarding a Company's securities are between a "seller" (issuer or holder of a stock) and a "buyer". ALL INVESTORS FUNDS GO DIRECTLY TO THE SELL OF A SECURITY, NEVER TO THE ALTERNATIVE SECURITIES MARKETS GROUP!

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Thank you for taking the time to review this entire document describing the relationship between the Alternative Securities Market and the Company.

Thank you,

Steven J. Muehler

Mr. Steven J. Muehler
Founder and Chief Executive Officer
Alternative Securities Markets Group
9107 Wilshire Blvd.
Beverly Hills, California 90210
Direct: (213) 407-4386
Email: Legal@ASMMarketsGroup.com
Web: http://www.AlternativeSecuritiesMarket.com

STATE OF CALIFORNIA

BUSINESS, TRANSPORTATION AND HOUSING AGENCY

DEPARTMENT OF CORPORATIONS

TO: **Steven J. Muehler**
LA Investment Capital, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

4139 Via Marina, Suite 1208
Marina Del Rey, California 90292

LA Investment Capital Alternative Investment Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

4050 Glencoe Ave., Suite 210
Marina Del Rey, California 90292

LA Investment Capital BioFuels Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90292

4050 Glencoe Ave., Suite 210
Marina Del Rey, California 90292

LA Investment Capital Energy Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

4050 Glencoe Ave., Suite 210
Marina Del Rey, California 90292

LA Investment Capital Entertainment & Media Fund, LLC – Not operating Does not Exist
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

LA Investment Capital Oil & Natural Gas Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

LA Investment Capital Real Estate Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

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DESIST AND REFRAIN ORDER

(For violations of section 25110 of the Corporations Code)

The California Corporations Commissioner finds that:

1. At all relevant times, LA Investment Capital, LLC ("LA Investment Capital"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California and/or 4139 Via Marina, Suite 1208, Marina Del Rey, California. LA Investment Capital was a purported Los Angeles-based high-performance, commercial real estate, energy, biofuels, oil and natural gas investment banking firm. LA Investment Capital acted as the managing member of several private equity funds, named below.

2. Steven J. Muehler ("Muehler") was the founder of LA Investment Capital.

3. LA Investment Capital maintained a website at www.lainvestmentbanc.com.

4. At all relevant times, LA Investment Capital Alternative Investment Fund I, LLC ("Alternative Investment Fund"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California and/or 4050 Glencoe Avenue, Suite 210, Marina Del Rey, California. Alternative Investment Fund was an investment fund formed for the purpose of operating as an early and growth stage worldwide mining and mineral rights investment. The Alternative Investment Fund was to act as a private equity provider to small and middle market worldwide mining and mineral rights companies throughout the United States. According to its offering materials, LA Investment Capital acted as Alternative Investment Fund's managing member.

5. At all relevant times, LA Investment Capital BioFuels Fund I, LLC ("BioFuels Fund"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California and/or 4050 Glencoe Avenue, Suite 210, Marina Del Rey, California. BioFuels Fund was an investment fund formed for the purpose of operating as an early and growth stage biofuels investment. The BioFuels Fund was to act as a private equity provider to small and middle market biofuels companies throughout the United States. According to its offering materials, LA Investment Capital acted as the BioFuels Fund's managing member.

6. At all relevant times, LA Investment Capital Energy Fund I, LLC ("Energy Fund"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly

Hills, California and/or 4050 Glencoe Avenue, Suite 210, Marina Del Rey, California. Energy Fund was an investment fund formed for the purpose of operating as an early and growth stage green energy investment. The Energy Fund was to act as a private equity provider to small and middle market green energy companies throughout the United States. According to its offering materials, LA Investment Capital acted as the Energy Fund's managing member.

7. At all relevant times, LA Investment Capital Entertainment & Media Fund, LLC ("Entertainment & Media Fund"), a purported California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California. Entertainment & Media Fund was an investment fund formed for the purpose of operating as an early and growth stage entertainment investment. The Entertainment & Media Fund was to act as a private equity provider to small and middle market entertainment companies throughout Los Angeles. According to its offering materials, LA Investment Capital acted as the Entertainment & Media Fund's managing member.

8. At all relevant times, LA Investment Capital Oil & Natural Gas Fund I, LLC ("Oil & Natural Gas Fund"), a purported California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California. Oil & Natural Gas Fund was an investment fund formed for the purpose of operating as an early and growth stage oil and natural gas investment. The Oil & Natural Gas Fund was to act as a private equity provider to small and middle market oil and natural gas companies throughout the United States. According to its offering materials, LA Investment Capital acted as the Oil & Natural Gas Fund's managing member.

9. At all relevant times, LA Investment Capital Real Estate Fund I, LLC ("Real Estate Fund"), a purported Nevada limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California. Real Estate Fund was an investment fund formed for the purpose of operating as an early and growth stage real estate investment. The Real Estate Fund was to act as a private equity provider to small and middle market real estate companies throughout the United States. According to its offering materials, LA Investment Capital acted as the Real Estate Fund's managing member.

///

10. Beginning in at least January 2010, Muehler and LA Investment Capital offered interests in limited liability companies and/or investment contracts to at least one California investor in the form of "membership units" in LA Investment Capital and the Alternative Investment Fund, BioFuels Fund, Energy Fund, Entertainment & Media Fund, Oil & Natural Gas Fund, and the Real Estate Fund.

11. Muehler and LA Investment Capital solicited the investor by means of the Internet.

12. These membership units were offered in this state in issuer transactions. The Department of Corporations has not issued a permit or other form of qualification authorizing any person to offer or sell these securities in this state.

Based upon the foregoing findings, the California Corporations Commissioner is of the opinion that these interests in limited liability companies, investment contracts and/or membership units are subject to qualification under the California Corporate Securities Law of 1968 and are being or have been offered without first being qualified. Pursuant to Section 25532 of the Corporate Securities Law of 1968, Steven J. Muehler; LA Investment Capital, LLC; LA Investment Capital Alternative Investment Fund I, LLC; LA Investment Capital BioFuels Fund I, LLC; LA Investment Capital Energy Fund I, LLC; LA Investment Capital Entertainment & Media Fund, LLC; LA Investment Capital Oil & Natural Gas Fund I, LLC; and LA Investment Capital Real Estate Fund I, LLC are hereby ordered to desist and refrain from the further offer or sale of securities, in the State of California, including but not limited to interests in limited liability companies, investment contracts, and/or membership units unless and until qualification has been made under said law or unless exempt.

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This Order is necessary, in the public interest, for the protection of investors and consistent with the purposes, policies, and provisions of the Corporate Securities Law of 1968.

Dated: August 25, 2010
Los Angeles, California

PRESTON DuFAUCHARD
California Corporations Commissioner

By ______________________________
ALAN S. WEINGER
Deputy Commissioner
Enforcement Division

FORM ADV (Paper Version)

- **UNIFORM APPLICATION FOR INVESTMENT ADVISER REGISTRATION**
  AND
- **REPORT BY EXEMPT REPORTING ADVISERS**

PART 1A

WARNING: Complete this form truthfully. False statements or omissions may result in denial of your application, revocation of your registration, or criminal prosecution. You must keep this form updated by filing periodic amendments. See Form ADV General Instruction 4.

Check the box that indicates what you would like to do (check all that apply):

SEC or State Registration:
☐ Submit an initial application to register as an investment adviser with the SEC.
■ Submit an initial application to register as an investment adviser with one or more states.
☐ Submit an *annual updating amendment* to your registration for your fiscal year ended _________.
☐ Submit an other-than-annual amendment to your registration.

SEC or State Report by *Exempt Reporting Advisers*:
☐ Submit an initial report to the SEC.
☐ Submit a report to one or more *state securities authorities*.
☐ Submit an *annual updating amendment* to your report for your fiscal year ended _________.
☐ Submit an other-than-annual amendment to your report.
☐ Submit a final report.

Item 1 Identifying Information

Responses to this Item tell us who you are, where you are doing business, and how we can contact you.

A. Your full legal name (if you are a sole proprietor, your last, first, and middle names):
Muehler, Steven Joseph

B. Name under which you primarily conduct your advisory business, if different from Item 1.A.
Alternative Securities Markets Group Corporation

List on Section 1.B. of Schedule D any additional names under which you conduct your advisory business.

C. If this filing is reporting a change in your legal name (Item 1.A.) or primary business name (Item 1.B.), enter the new name and specify whether the name change is of ☐ your legal name or ☐ your primary business name:
____

D. (1) If you are registered with the SEC as an investment adviser, your SEC file number: 801-__________

(2) If you report to the SEC as an *exempt reporting adviser*, your SEC file number: 802-__________

E. If you have a number ("*CRD* Number") assigned by the *FINRA's CRD* system or by the IARD system, your *CRD* number: __________

If your firm does not have a CRD number, skip this Item 1.E. Do not provide the CRD number of one of your officers, employees, or affiliates.

F. *Principal Office and Place of Business*

(1) Address (do not use a P.O. Box):

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey | California | 90292
(city) | (state/country) | (zip+4/postal code)

If this address is a private residence, check this box: ☑

List on Section 1.F. of Schedule D any office, other than your principal office and place of business, at which you conduct investment advisory business. If you are applying for registration, or are registered, with one or more state securities authorities, you must list all of your offices in the state or states to which you are applying for registration or with whom you are registered. If you are applying for SEC registration, if you are registered only with the SEC, or if you are reporting to the SEC as an exempt reporting adviser, list the largest five offices in terms of numbers of employees.

(2) Days of week that you normally conduct business at your *principal office and place of business*:

☑ Monday - Friday ☐ Other: 8:30AM to 5:00 PM PST

Normal business hours at this location: ______

(3) Telephone number at this location: 213-407-4386
(area code) (telephone number)

(4) Facsimile number at this location: ______
(area code) (facsimile number)

G. Mailing address, if different from your *principal office and place of business* address:

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey | CA | 90292
(city) | (state/country) | (zip+4/postal code)

If this address is a private residence, check this box: ☐

H. If you are a sole proprietor, state your full residence address, if different from your *principal office and place of business* address in Item 1.F.:

______
(number and street)

______
(city) (state/country) (zip+4/postal code)

I. Do you have one or more websites? Yes ■ No ☐

If "yes," list all website addresses on Section 1.I. of Schedule D. If a website address serves as a portal through which to access other information you have published on the web, you may list the portal without listing addresses for all of the other information. Some advisers may need to list more than one portal address. Do not provide individual electronic mail (e-mail) addresses in response to this Item.

J. Provide the name and contact information of your Chief Compliance Officer: If you are an *exempt reporting adviser*, you must provide the contact information for your Chief Compliance Officer, if you have one. If not, you must complete Item 1.K. below.

Mr. Steven Joseph Muehler
(name)

Chief Executive Officer
(other titles, if any)

213 407-4386
(area code) (telephone number) (area code) (facsimile number)

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey California 90292
(city) (state/country) (zip+4/postal code)

Legal@AlternativeSecuritiesMarket.com
(electronic mail (e-mail) address, if Chief Compliance Officer has one)

K. Additional Regulatory Contact Person: If a person other than the Chief Compliance Officer is authorized to receive information and respond to questions about this Form ADV, you may provide that information here.

Mr. Steven Joseph Muehler
(name)

Chief Executive Officer
(titles)

213 407-4386
(area code) (telephone number) (area code) (facsimile number)

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey California 90292
(city) (state/country) (zip+4/postal code)

Legal@AlternativeSecuritiesMarket.com
(electronic mail (e-mail) address, if contact person has one)

L. Do you maintain some or all of the books and records you are required to keep under Section 204 of the Advisers Act, or similar state law, somewhere other than your *principal office and place of business*?

Yes ☐ No ■

If "yes," complete Section 1.L. of Schedule D.

M. Are you registered with a *foreign financial regulatory authority*? Yes ☐ No ■

Answer "no" if you are not registered with a foreign financial regulatory authority, even if you have an affiliate that is registered with a foreign financial regulatory authority. If "yes," complete Section 1.M. of Schedule D.

N. Are you a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934?

Yes ☐ No ■

If "yes," provide your CIK number (Central Index Key number that the SEC assigns to each public reporting company): ____________

O. Did you have $1 billion or more in assets on the last day of your most recent fiscal year?

Yes ☐ No ■

P. Provide your *Legal Entity Identifier* if you have one: ____________

A *legal entity identifier* is a unique number that companies use to identify each other in the financial marketplace. In the first half of 2011, the *legal entity identifier* standard was still in development. You may not have a *legal entity identifier*.

Item 2

SEC Registration

Responses to this Item help us (and you) determine whether you are eligible to register with the SEC. Complete this Item 2.A. only if you are applying for SEC registration or submitting an *annual updating amendment* to your SEC registration.

A. To register (or remain registered) with the SEC, you must check **at least one** of the Items 2.A.(1) through 2.A.(12), below. If you are submitting an *annual updating amendment* to your SEC registration and you are no longer eligible to register with the SEC, check Item 2.A.(13). Part 1A Instruction 2 provides information to help you determine whether you may affirmatively respond to each of these items.

You (the adviser):

☐ (1) are a **large advisory firm** that either:

(a) has regulatory assets under management of $100 million (in U.S. dollars) or more, or

(b) has regulatory assets under management of $90 million (in U.S. dollars) or more at the time of filing its most recent *annual updating amendment* and is registered with the SEC;

☐ (2) are a **mid-sized advisory firm** that has regulatory assets under management of $25 million (in U.S. dollars) or more but less than $100 million (in U.S. dollars) and you are either:

(a) not required to be registered as an adviser with the *state securities authority* of the state where you maintain your *principal office and place of business*, or

(b) not subject to examination by the *state securities authority* of the state where you maintain your *principal office and place of business*;

*Click **HERE** for a list of states in which an investment adviser, if registered, would not be subject to examination by the state securities authority.*

☐ (3) have your *principal office and place of business* **in Wyoming** (which does not regulate advisers);

☐ (4) have your *principal office and place of business* **outside the United States**;

☐ (5) are **an investment adviser (or sub-adviser) to an investment company** registered under the Investment Company Act of 1940;

☐ (6) are **an investment adviser to a company which has elected to be a business development company** pursuant to section 54 of the Investment Company Act of 1940 and has not withdrawn the election, and you have at least $25 million of regulatory assets under management;

☐ (7) are a **pension consultant** with respect to assets of plans having an aggregate value of at least $200,000,000 that qualifies for the exemption in rule 203A-2(a);

☐ (8) are a **related adviser** under rule 203A-2(b) that *controls*, is *controlled* by, or is under common *control* with, an investment adviser that is registered with the SEC, and your *principal office and place of business* is the same as the registered adviser;

If you check this box, complete Section 2.A.(8) of Schedule D.

☒ (9) are a **newly formed adviser** relying on rule 203A-2(c) because you expect to be eligible for SEC registration within 120 days;

If you check this box, complete Section 2.A.(9) of Schedule D.

☐ (10) are a **multi-state adviser** that is required to register in 15 or more states and is relying on rule 203A-2(d);

If you check this box, complete Section 2.A.(10) of Schedule D.

☐ (11) are an **Internet adviser** relying on rule 203A-2(e);

☐ (12) have **received an SEC order** exempting you from the prohibition against registration with the SEC;

If you check this box, complete Section 2.A.(12) of Schedule D.

☐ (13) are **no longer eligible** to remain registered with the SEC.

SEC Reporting by *Exempt Reporting Advisers*

B. Complete this Item 2.B. only if you are reporting to the SEC as an *exempt reporting adviser*. Check all that apply. You:

☐ (1) qualify for the exemption from registration as an adviser solely to one or more venture capital funds;

☐ (2) qualify for the exemption from registration because you act solely as an adviser to *private funds* and have assets under management in the United States of less than $150 million;

☐ (3) act solely as an adviser to *private funds* but you are no longer eligible to check box 2.B.(2) because you have assets under management in the United States of $150 million or more.

If you check box (2) or (3), complete Section 2.B. of Schedule D.

State Securities Authority Notice Filings and State Reporting by *Exempt Reporting Advisers*

C. Under state laws, SEC-registered advisers may be required to provide to *state securities authorities* a copy of the Form ADV and any amendments they file with the SEC. These are called *notice filings*. In addition, *exempt reporting advisers* may be required to provide *state securities authorities* with a copy of reports and any amendments they file with the SEC. If this is an initial application or report, check the box(es) next to the state(s) that you would like to receive notice of this and all subsequent filings or reports you submit to the SEC. If this is an amendment to direct your *notice filings* or reports to additional state(s), check the box(es) next to the state(s) that you would like to receive notice of this and all subsequent filings or reports you submit to the SEC. If this is an amendment to your registration to stop your *notice filings* or reports from going to state(s) that currently receive them, uncheck the box(es) next to those state(s).

☐ AL	☐ CT	☐ HI	☐ KY	☐ MN	☐ NH	☐ OH	☐ SC	☐ VI
☐ AK	☐ DE	☐ ID	☐ LA	☐ MS	☐ NJ	☐ OK	☐ SD	☐ VA
■ AZ	☐ DC	☐ IL	☐ ME	☐ MO	☐ NM	☐ OR	☐ TN	☐ WA
☐ AR	■ FL	☐ IN	☐ MD	☐ MT	■ NY	☐ PA	☐ TX	☐ WV
■ CA	☐ GA	☐ IA	☐ MA	☐ NE	☐ NC	☐ PR	☐ UT	☐ WI
☐ CO	☐ GU	☐ KS	☐ MI	■ NV	☐ ND	☐ RI	☐ VT	

If you are amending your registration to stop your notice filings or reports from going to a state that currently receives them and you do not want to pay that state's notice filing or report filing fee for the coming year, your amendment must be filed before the end of the year (December 31).

Item 3 Form of Organization

A. How are you organized?

■ Corporation ☐ Sole Proprietorship ☐ Limited Liability Partnership (LLP)
☐ Partnership ☐ Limited Liability Company (LLC) ☐ Limited Partnership (LP)
☐ Other (specify): ______

If you are changing your response to this Item, see Part 1A Instruction 4.

B. In what month does your fiscal year end each year? December

C. Under the laws of what state or country are you organized? California

If you are a partnership, provide the name of the state or country under whose laws your partnership was formed. If you are a sole proprietor, provide the name of the state or country where you reside.

If you are changing your response to this Item, see Part 1A Instruction 4.

Item 4 Successions

A. Are you, at the time of this filing, succeeding to the business of a registered investment adviser?

☐ Yes ■ No

If "yes," complete Item 4.B. and Section 4 of Schedule D.

B. Date of Succession: ____________________
(mm/dd/yyyy)

If you have already reported this succession on a previous Form ADV filing, do not report the succession again. Instead, check "No." See Part 1A Instruction 4.

Item 5 Information About Your Advisory Business

Responses to this Item help us understand your business, assist us in preparing for on-site examinations, and provide us with data we use when making regulatory policy. Part 1A Instruction 5.a. provides additional guidance to newly formed advisers for completing this Item 5.

Employees

If you are organized as a sole proprietorship, include yourself as an employee in your responses to Item 5.A and Items 5.B.(1), (2), (3), (4), and (5). If an employee performs more than one function, you should count that employee in each of your responses to Items 5.B.(1), (2), (3), (4) and (5).

A. Approximately how many *employees* do you have? Include full- and part-time *employees* but do not include any clerical workers.

1

B.

(1) Approximately how many of the *employees* reported in 5.A. perform investment advisory functions (including research)?

1

(2) Approximately how many of the *employees* reported in 5.A. are registered representatives of a broker-dealer?

0

(3) Approximately how many of the *employees* reported in 5.A. are registered with one or more *state securities authorities* as *investment adviser representatives*?

1

(4) Approximately how many of the *employees* reported in 5.A. are registered with one or more *state securities authorities* as *investment adviser representatives* for an investment adviser other than you?

0

(5) Approximately how many of the *employees* reported in 5.A. are licensed agents of an insurance company or agency?

0

(6) Approximately how many firms or other *persons* solicit advisory *clients* on your behalf? 0

In your response to Item 5.B.(6), do not count any of your employees and count a firm only once – do not count each of the firm's employees that solicit on your behalf.

Clients

In your responses to Items 5.C. and 5.D. do not include as "clients" the investors in a private fund you advise, unless you have a separate advisory relationship with those investors.

C. (1) To approximately how many *clients* did you provide investment advisory services during your most recently completed fiscal year?

☒0 ☐1-10 ☐11-25 ☐26-100

If more than 100, how many? ______ (round to the nearest 100)

(2) Approximately what percentage of your *clients* are non-*United States persons*? 0 %

D. *For purposes of this Item 5.D., the category "individuals" includes trusts, estates, and 401(k) plans and IRAs of individuals and their family members, but does not include businesses organized as sole proprietorships.*
The category "business development companies" consists of companies that have made an election pursuant to section 54 of the Investment Company Act of 1940. Unless you provide advisory services pursuant to an investment advisory contract to an investment company registered under the Investment Company Act of 1940, check "None" in response to Item 5.D.(1)(d) and do not check any of the boxes in response to Item 5.D.(2)(d).

(1) What types of *clients* do you have? Indicate the approximate percentage that each type of *client* comprises of your total number of *clients*. If a *client* fits into more than one category, check all that apply.

	None	Up to 10%	11-25%	26-50%	51-75%	76-99%	100%
(a) Individuals (other than *high net worth individuals*)	☒	☐	☐	☐	☐	☐	☐
(b) *High net worth individuals*	☒	☐	☐	☐	☐	☐	☐
(c) Banking or thrift institutions	☒	☐	☐	☐	☐	☐	☐
(d) Investment companies	☒	☐	☐	☐	☐	☐	☐
(e) Business development companies	☒	☐	☐	☐	☐	☐	☐
(f) Pooled investment vehicles (other than investment companies)	☒	☐	☐	☐	☐	☐	☐
(g) Pension and profit sharing plans (but not the plan participants)	☒	☐	☐	☐	☐	☐	☐
(h) Charitable organizations	☒	☐	☐	☐	☐	☐	☐
(i) Corporations or other businesses not listed above	☒	☐	☐	☐	☐	☐	☐
(j) State or municipal *government entities*	☒	☐	☐	☐	☐	☐	☐
(k) Other investment advisers	☒	☐	☐	☐	☐	☐	☐
(l) Insurance companies	☒	☐	☐	☐	☐	☐	☐

(m) Other: ____________ ☒ ☐ ☐ ☐ ☐ ☐ ☐

(2) Indicate the approximate amount of your regulatory assets under management (reported in Item 5.F. below) attributable to each of the following type of *client*. If a *client* fits into more than one category, check all that apply.

	None	Up to 25%	Up to 50%	Up to 75%	>75%
(a) Individuals (other than *high net worth individuals*)	☒	☐	☐	☐	☐
(b) *High net worth individuals*	☒	☐	☐	☐	☐
(c) Banking or thrift institutions	☒	☐	☐	☐	☐
(d) Investment companies	☒	☐	☐	☐	☐
(e) Business development companies	☒	☐	☐	☐	☐
(f) Pooled investment vehicles (other than investment companies)	☒	☐	☐	☐	☐
(g) Pension and profit sharing plans (but not the plan participants)	☒	☐	☐	☐	☐
(h) Charitable organizations	☒	☐	☐	☐	☐
(i) Corporations or other businesses not listed above	☐	☐	☐	☐	☐
(j) State or municipal *government entities*	☒	☐	☐	☐	☐
(k) Other investment advisers	☒	☐	☐	☐	☐
(l) Insurance companies	☒	☐	☐	☐	☐
(m) Other: ____________	☒	☐	☐	☐	☐

Compensation Arrangements

E. You are compensated for your investment advisory services by (check all that apply):

- ☒ (1) A percentage of assets under your management
- ☐ (2) Hourly charges
- ☐ (3) Subscription fees (for a newsletter or periodical)
- ☒ (4) Fixed fees (other than subscription fees)
- ☐ (5) Commissions
- ☐ (6) *Performance-based fees*
- ☐ (7) Other (specify): Equity CrowdFunding Securities Consultation for Investors and Issuers

Regulatory Assets Under Management

F. (1) Do you provide continuous and regular supervisory or management services to securities portfolios? ☐ Yes ☒ No

(2) If yes, what is the amount of your regulatory assets under management and total number of accounts?

	U.S. Dollar Amount	Total Number of Accounts
Discretionary:	(a) $____________.00	(d) ____________

Non-Discretionary: (b) $__________.00 (e) __________

Total: (c) $__________.00 (f) __________

Part 1A Instruction 5.b. explains how to calculate your regulatory assets under management. You must follow these instructions carefully when completing this Item.

Advisory Activities

G. What type(s) of advisory services do you provide? Check all that apply.

- ☒ (1) Financial planning services
- ☒ (2) Portfolio management for individuals and/or small businesses
- ☒ (3) Portfolio management for investment companies (as well as "business development companies" that have made an election pursuant to section 54 of the Investment Company Act of 1940)
- ☒ (4) Portfolio management for pooled investment vehicles (other than investment companies)
- ☒ (5) Portfolio management for businesses (other than small businesses) or institutional *clients* (other than registered investment companies and other pooled investment vehicles)
- ☐ (6) Pension consulting services
- ☐ (7) Selection of other advisers (including *private fund* managers)
- ☒ (8) Publication of periodicals or newsletters
- ☐ (9) Security ratings or pricing services
- ☐ (10) Market timing services
- ☒ (11) Educational seminars/workshops
- ☐ (12) Other (specify): Equity CrowdFunding Securities Consultation for Investors and Issuers

Do not check Item 5.G.(3) unless you provide advisory services pursuant to an investment advisory contract to an investment company registered under the Investment Company Act of 1940, including as a subadviser. If you check Item 5.G.(3), report the 811 or 814 number of the investment company or investment companies to which you provide advice in Section 5.G. of Schedule D.

H. If you provide financial planning services, to how many *clients* did you provide these services during your last fiscal year?

☒ 0 ☐ 1-10 ☐ 11-25 ☐ 26-50 ☐ 51-100 ☐ 101-250 ☐ 251 – 500
☐ More than 500 If more than 500, how many? ______ (round to the nearest 500)

In your responses to this Item 5.H., do not include as "clients" the investors in a private fund you advise, unless you have a separate advisory relationship with those investors.

I. If you participate in a *wrap fee program*, do you (check all that apply):

- ☐ (1) *sponsor* the *wrap fee program*?
- ☐ (2) act as a portfolio manager for the *wrap fee program*?

If you are a portfolio manager for a wrap fee program, list the names of the programs and their sponsors in Section 5.I.(2) of Schedule D.

If your involvement in a wrap fee program is limited to recommending wrap fee programs to your clients, or you advise a mutual fund that is offered through a wrap fee program, do not check either Item 5.I.(1) or 5.I(2).

J. In response to Item 4.B. of Part 2A of Form ADV, do you indicate that you provide investment advice only with respect to limited types of investments? ☐ Yes ☐ No

Item 6 Other Business Activities

In this Item, we request information about your firm's other business activities.

A. You are actively engaged in business as a (check all that apply):

☐ (1) broker-dealer (registered or unregistered)
☐ (2) registered representative of a broker-dealer
☐ (3) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
☐ (4) futures commission merchant
☐ (5) real estate broker, dealer, or agent
☐ (6) insurance broker or agent
☐ (7) bank (including a separately identifiable department or division of a bank)
☐ (8) trust company
☐ (9) registered municipal advisor
☐ (10) registered security-based swap dealer
☐ (11) major security-based swap participant
☐ (12) accountant or accounting firm
☐ (13) lawyer or law firm
☐ (14) other financial product salesperson (specify): ______

If you engage in other business using a name that is different from the names reported in Items 1.A. or 1.B, complete Section 6.A. of Schedule D.

B. (1) Are you actively engaged in any other business not listed in Item 6.A. (other than giving investment advice)? ■ Yes ■ No

(2) If yes, is this other business your primary business? ■ Yes ☐ No

If "yes," describe this other business on Section 6.B.(2) of Schedule D, and if you engage in this business under a different name, provide that name.

(3) Do you sell products or provide services other than investment advice to your advisory *clients*? ☐ Yes ■ No

If "yes," describe this other business on Section 6.B.(3) of Schedule D, and if you engage in this business under a different name, provide that name.

Item 7 Financial Industry Affiliations and *Private Fund* Reporting

In this Item, we request information about your financial industry affiliations and activities. This information identifies areas in which conflicts of interest may occur between you and your *clients*.

A. This part of Item 7 requires you to provide information about you and your *related persons*, including foreign affiliates. Your *related persons* are all of your *advisory affiliates* and any *person* that is under common *control* with you.

You have a *related person* that is a (check all that apply):

☐ (1) broker-dealer, municipal securities dealer, or government securities broker or dealer (registered or unregistered)

☐ (2) other investment adviser (including financial planners)
☐ (3) registered municipal advisor
☐ (4) registered security-based swap dealer
☐ (5) major security-based swap participant
☐ (6) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
☐ (7) futures commission merchant
☐ (8) banking or thrift institution
☐ (9) trust company
☐ (10) accountant or accounting firm
☐ (11) lawyer or law firm
☐ (12) insurance company or agency
☐ (13) pension consultant
☐ (14) real estate broker or dealer
☐ (15) sponsor or syndicator of limited partnerships (or equivalent), excluding pooled investment vehicles
☐ (16) sponsor, general partner, managing member (or equivalent) of pooled investment vehicles

For each related person, including foreign affiliates that may not be registered or required to be registered in the United States, complete Section 7.A. of Schedule D.

You do not need to complete Section 7.A. of Schedule D for any related person if: (1) you have no business dealings with the related person in connection with advisory services you provide to your clients; (2) you do not conduct shared operations with the related person; (3) you do not refer clients or business to the related person, and the related person does not refer prospective clients or business to you; (4) you do not share supervised persons or premises with the related person; and (5) you have no reason to believe that your relationship with the related person otherwise creates a conflict of interest with your clients.

You must complete Section 7.A. of Schedule D for each related person acting as qualified custodian in connection with advisory services you provide to your clients (other than any mutual fund transfer agent pursuant to rule 206(4)-2(b)(1)), regardless of whether you have determined the related person to be operationally independent under rule 206(4)-2 of the Advisers Act.

B. Are you an adviser to any *private fund*? ■ Yes ☐ No

If "yes," then for each private fund that you advise, you must complete a Section 7.B.(1) of Schedule D, except in certain circumstances described in the next sentence and in Instruction 6 of the Instructions to Part 1A. If another adviser reports this information with respect to any such private fund in Section 7.B.(1) of Schedule D of its Form ADV (e.g., if you are a subadviser), do not complete Section 7.B.(1) of Schedule D with respect to that private fund. You must, instead, complete Section 7.B.(2) of Schedule D.

In either case, if you seek to preserve the anonymity of a private fund client by maintaining its identity in your books and records in numerical or alphabetical code, or similar designation, pursuant to rule 204-2(d), you may identify the private fund in Section 7.B.(1) or 7.B.(2) of Schedule D using the same code or designation in place of the fund's name.

Item 8 Participation or Interest in *Client* Transactions

In this Item, we request information about your participation and interest in your *clients'* transactions. This information identifies additional areas in which conflicts of interest may occur between you and your *clients*.

Like Item 7, Item 8 requires you to provide information about you and your *related persons*, including foreign affiliates.

Proprietary Interest in *Client* Transactions

A. Do you or any *related person*:	Yes	No
(1) buy securities for yourself from advisory *clients*, or sell securities you own to advisory *clients* (principal transactions)?	☐	☒
(2) buy or sell for yourself securities (other than shares of mutual funds) that you also recommend to advisory *clients*?	☐	☒
(3) recommend securities (or other investment products) to advisory *clients* in which you or any *related person* has some other proprietary (ownership) interest (other than those mentioned in Items 8.A.(1) or (2))?	☒	☐

Sales Interest in *Client* Transactions

B. Do you or any *related person*:	Yes	No
(1) as a broker-dealer or registered representative of a broker-dealer, execute securities trades for brokerage customers in which advisory *client* securities are sold to or bought from the brokerage customer (agency cross transactions)?	☐	☒
(2) recommend purchase of securities to advisory *clients* for which you or any *related person* serves as underwriter, general or managing partner, or purchaser representative?	☒	☐
(3) recommend purchase or sale of securities to advisory *clients* for which you or any *related person* has any other sales interest (other than the receipt of sales commissions as a broker or registered representative of a broker-dealer)?	☐	☒

Investment or Brokerage Discretion

C. Do you or any *related person* have *discretionary authority* to determine the:	Yes	No
(1) securities to be bought or sold for a *client's* account?	☐	☒
(2) amount of securities to be bought or sold for a *client's* account?	☐	☒
(3) broker or dealer to be used for a purchase or sale of securities for a *client's* account?	☐	☒
(4) commission rates to be paid to a broker or dealer for a *client's* securities transactions?	☐	☒

	Yes	No
D. If you answer "yes" to C.(3) above, are any of the brokers or dealers *related persons*?	☐	☐
E. Do you or any *related person* recommend brokers or dealers to *clients*?	☒	☐

F. If you answer "yes" to E above, are any of the brokers or dealers *related persons*? ☐ ☒

G. (1) Do you or any *related person* receive research or other products or services other than execution from a broker-dealer or a third party ("soft dollar benefits") in connection with *client* securities transactions? ☐ ☒

(2) If "yes" to G.(1) above, are all the "soft dollar benefits" you or any *related persons* receive eligible "research or brokerage services" under section 28(e) of the Securities Exchange Act of 1934? ☐ ☐

H. Do you or any *related person*, directly or indirectly, compensate any *person* for *client* referrals? ☒ ☐

I. Do you or any *related person*, directly or indirectly, receive compensation from any *person* for *client* referrals? ☐ ☒

In responding to Items 8.H and 8.I., consider all cash and non-cash compensation that you or a related person gave to (in answering Item 8.H) or received from (in answering Item 8.I) any person in exchange for client referrals, including any bonus that is based, at least in part, on the number or amount of client referrals.

Item 9 Custody

In this Item, we ask you whether you or a *related person* has *custody* of *client* (other than *clients* that are investment companies registered under the Investment Company Act of 1940) assets and about your custodial practices.

A. (1) Do you have *custody* of any advisory *clients'*:

	Yes	No
(a) cash or bank accounts?	☐	☒
(b) securities?	☐	☒

If you are registering or registered with the SEC, answer "No" to Item 9.A.(1)(a) and (b) if you have custody solely because (i) you deduct your advisory fees directly from your clients' accounts, or (ii) a related person has custody of client assets in connection with advisory services you provide to clients, but you have overcome the presumption that you are not operationally independent (pursuant to Advisers Act rule 206(4)-(2)(d)(5)) from the related person.

(2) If you checked "yes" to Item 9.A.(1)(a) or (b), what is the approximate amount of *client* funds and securities and total number of *clients* for which you have *custody*:

U.S. Dollar Amount	Total Number of *Clients*
(a) $______	(b) ______

If you are registering or registered with the SEC and you have custody solely because you deduct your advisory fees directly from your clients' accounts, do not include the amount of those assets and the number of those clients in your response to Item 9.A.(2). If your related person has custody of client assets in connection with advisory services you provide to clients, do not include the amount of those assets and the number of those clients in your response to Item 9.A.(2). Instead, include that information in your response to Item 9.B.(2).

B. (1) In connection with advisory services you provide to *clients*, do any of your *related persons* have *custody* of any of your advisory *clients'*:

	Yes	No
(a) cash or bank accounts?	☐	☒
(b) securities?	☐	☒

You are required to answer this item regardless of how you answered Item 9.A.(1)(a) or (b).

(2) If you checked "yes" to Item 9.B.(1)(a) or (b), what is the approximate amount of *client* funds and securities and total number of *clients* for which your *related persons* have *custody*:

U.S. Dollar Amount — Total Number of *Clients*

(a) $______________ (b) ______________

C. If you or your *related persons* have *custody* of *client* funds or securities in connection with advisory services you provide to *clients*, check all the following that apply:

☐ (1) A qualified custodian(s) sends account statements at least quarterly to the investors in the pooled investment vehicle(s) you manage.

☐ (2) An *independent public accountant* audits annually the pooled investment vehicle(s) that you manage and the audited financial statements are distributed to the investors in the pools.

☐ (3) An *independent public accountant* conducts an annual surprise examination of *client* funds and securities.

☐ (4) An *independent public accountant* prepares an internal control report with respect to custodial services when you or your *related persons* are qualified custodians for *client* funds and securities.

If you checked Item 9.C.(2), C.(3) or C.(4), list in Section 9.C. of Schedule D the accountants that are engaged to perform the audit or examination or prepare an internal control report. (If you checked Item 9.C.(2), you do not have to list auditor information in Section 9.C. of Schedule D if you already provided this information with respect to the private funds you advise in Section 7.B.(1) of Schedule D).

D. Do you or your *related person(s)* act as qualified custodians for your *clients* in connection with advisory services you provide to *clients*?

	Yes	No
(1) you act as a qualified custodian	☐	☒
(2) your *related person(s)* act as qualified custodian(s)	☐	☒

If you checked "yes" to Item 9.D.(2), all related persons that act as qualified custodians (other than any mutual fund transfer agent pursuant to rule 206(4)-2(b)(1)) must be identified in Section 7.A. of Schedule D, regardless of whether you have determined the related person to be operationally independent under rule 206(4)-2 of the Advisers Act.

E. If you are filing your *annual updating amendment* and you were subject to a surprise examination by an *independent public accountant* during your last fiscal year, provide the date (MM/YYYY) the examination commenced: ______________

F. If you or your *related persons* have *custody* of *client* funds or securities, how many *persons*, including, but not limited to, you and your *related persons*, act as qualified custodians for your *clients* in connection with advisory services you provide to *clients*? __________

Item 10 Control Persons

In this Item, we ask you to identify every *person* that, directly or indirectly, *controls* you.

If you are submitting an initial application or report, you must complete Schedule A and Schedule B. Schedule A asks for information about your direct owners and executive officers. Schedule B asks for information about your indirect owners. If this is an amendment and you are updating information you reported on either Schedule A or Schedule B (or both) that you filed with your initial application or report, you must complete Schedule C.

A. Does any *person* not named in Item 1.A. or Schedules A, B, or C, directly or indirectly, *control* your management or policies? ☐ Yes ☒ No

If yes, complete Section 10.A. of Schedule D.

B. If any *person* named in Schedules A, B, or C or in Section 10.A. of Schedule D is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934, please complete Section 10.B. of Schedule D.

Item 11 Disclosure Information

In this Item, we ask for information about your disciplinary history and the disciplinary history of all your *advisory affiliates*. We use this information to determine whether to grant your application for registration, to decide whether to revoke your registration or to place limitations on your activities as an investment adviser, and to identify potential problem areas to focus on during our on-site examinations. One event may result in "yes" answers to more than one of the questions below.

Your *advisory affiliates* are: (1) all of your current *employees* (other than *employees* performing only clerical, administrative, support or similar functions); (2) all of your officers, partners, or directors (or any *person* performing similar functions); and (3) all *persons* directly or indirectly *controlling* you or *controlled* by you. If you are a "separately identifiable department or division" (SID) of a bank, see the Glossary of Terms to determine who your *advisory affiliates* are.

If you are registered or registering with the SEC or if you are an exempt reporting adviser, you may limit your disclosure of any event listed in Item 11 to ten years following the date of the event. If you are registered or registering with a state, you must respond to the questions as posed; you may, therefore, limit your disclosure to ten years following the date of an event only in responding to Items 11.A.(1), 11.A.(2), 11.B.(1), 11.B.(2), 11.D.(4), and 11.H(1)(a). For purposes of calculating this ten-year period, the date of an event is the date the final order, judgment, or decree was entered, or the date any rights of appeal from preliminary orders, judgments, or decrees lapsed.

You must complete the appropriate Disclosure Reporting Page ("DRP") for "yes" answers to the questions in this Item 11.

	Yes	No
Do any of the events below involve you or any of your *supervised persons*?	☒	☐

For "yes" answers to the following questions, complete a Criminal Action DRP:

	Yes	No
A. In the past ten years, have you or any *advisory affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?	☐	☒
(2) been *charged* with any *felony*?	☐	☒

If you are registered or registering with the SEC, or if you are reporting as an exempt reporting adviser, you may limit your response to Item 11.A.(2) to charges that are currently pending.

	Yes	No
B. In the past ten years, have you or any *advisory affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to a *misdemeanor* involving: investments or an *investment-related* business, or any fraud, false statements, or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	☐	☒
(2) been *charged* with a *misdemeanor* listed in Item 11.B.(1)?	☐	☒

If you are registered or registering with the SEC, or if you are reporting as an exempt reporting adviser, you may limit your response to Item 11.B.(2) to charges that are currently pending.

For "yes" answers to the following questions, complete a Regulatory Action DRP:

	Yes	No
C. Has the SEC or the Commodity Futures Trading Commission (CFTC) ever:		
(1) *found* you or any *advisory affiliate* to have made a false statement or omission?	☐	☒
(2) *found* you or any *advisory affiliate* to have been *involved* in a violation of SEC or CFTC regulations or statutes?	☐	☒
(3) *found* you or any *advisory affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) entered an *order* against you or any *advisory affiliate* in connection with *investment-related* activity?	☐	☒
(5) imposed a civil money penalty on you or any *advisory affiliate*, or *ordered* you or any *advisory affiliate* to cease and desist from any activity?	☐	☒
D. Has any other federal regulatory agency, any state regulatory agency, or any *foreign financial regulatory authority*:		
(1) ever *found* you or any *advisory affiliate* to have made a false statement or omission, or been dishonest, unfair, or unethical?	☐	☒
(2) ever *found* you or any *advisory affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?	☒	☐

	Yes	No
(3) ever *found* you or any *advisory affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) in the past ten years, entered an *order* against you or any *advisory affiliate* in connection with an *investment-related* activity?	☐	☒
(5) ever denied, suspended, or revoked your or any *advisory affiliate's* registration or license, or otherwise prevented you or any *advisory affiliate*, by *order*, from associating with an *investment-related* business or restricted your or any *advisory affiliate's* activity?	☐	☒
E. Has any *self-regulatory organization* or commodities exchange ever:		
(1) *found* you or any *advisory affiliate* to have made a false statement or omission?	☐	☒
(2) *found* you or any *advisory affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the SEC)?	☐	☒
(3) *found* you or any *advisory affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) disciplined you or any *advisory affiliate* by expelling or suspending you or the *advisory affiliate* from membership, barring or suspending you or the *advisory affiliate* from association with other members, or otherwise restricting your or the *advisory affiliate's* activities?	☐	☒
F. Has an authorization to act as an attorney, accountant, or federal contractor granted to you or any *advisory affiliate* ever been revoked or suspended?	☐	☒
G. Are you or any *advisory affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of Item 11.C., 11.D., or 11.E.?	☐	☒

For "yes" answers to the following questions, complete a Civil Judicial Action DRP:

	Yes	No
H. (1) Has any domestic or foreign court:		
(a) in the past ten years, *enjoined* you or any *advisory affiliate* in connection with any *investment-related* activity?	☐	☒
(b) ever *found* that you or any *advisory affiliate* were *involved* in a violation of *investment-related* statutes or regulations?	☐	☒
(c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against you or any *advisory affiliate* by a state or *foreign financial regulatory authority*?	☐	☒

(2) Are you or any *advisory affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of Item 11.H(1)? ☐ ☒

Item 12 Small Businesses

The SEC is required by the Regulatory Flexibility Act to consider the effect of its regulations on small entities. In order to do this, we need to determine whether you meet the definition of "small business" or "small organization" under rule 0-7.

Answer this Item 12 only if you are registered or registering with the SEC and you indicated in response to Item 5.F.(2)(c) that you have regulatory assets under management of less than $25 million. You are not required to answer this Item 12 if you are filing for initial registration as a state adviser, amending a current state registration, or switching from SEC to state registration.

For purposes of this Item 12 only:

- Total Assets refers to the total assets of a firm, rather than the assets managed on behalf of *clients*. In determining your or another *person's* total assets, you may use the total assets shown on a current balance sheet (but use total assets reported on a consolidated balance sheet with subsidiaries included, if that amount is larger).

- *Control* means the power to direct or cause the direction of the management or policies of a *person*, whether through ownership of securities, by contract, or otherwise. Any *person* that directly or indirectly has the right to vote 25 percent or more of the voting securities, or is entitled to 25 percent or more of the profits, of another *person* is presumed to *control* the other *person*.

	Yes	No
A. Did you have total assets of $5 million or more on the last day of your most recent fiscal year?	☐	☒

If "yes," you do not need to answer Items 12.B. and 12.C.

B. Do you:

	Yes	No
(1) *control* another investment adviser that had regulatory assets under management (calculated in response to Item 5.F.(2)(c) of Form ADV) $25 million or more on the last day of its most recent fiscal year?	☐	☒
(2) *control* another *person* (other than a natural person) that had total assets of $5 million or more on the last day of its most recent fiscal year?	☐	☒

C. Are you:

	Yes	No
(1) *controlled* by or under common *control* with another investment adviser that had regulatory assets under management (calculated in response to Item 5.F.(2)(c) of Form ADV) of $25 million or more on the last day of its most recent fiscal year?	☐	☒
(2) *controlled* by or under common *control* with another *person* (other than a natural person) that had total assets of $5 million or more on the last day of its most recent fiscal year?	☐	☒

FORM ADV Schedule A	Your Name Muehler, Steven Joseph Date ____________	SEC File No. ____________ *CRD* No. ____________

Direct Owners and Executive Officers

1. Complete Schedule A only if you are submitting an initial application or report. Schedule A asks for information about your direct owners and executive officers. Use Schedule C to amend this information.

2. Direct Owners and Executive Officers. List below the names of:

   (a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer (Chief Compliance Officer is required if you are registered or applying for registration and cannot be more than one individual), director and any other individuals with similar status or functions;

   (b) if you are organized as a corporation, each shareholder that is a direct owner of 5% or more of a class of your voting securities, unless you are a public reporting company (a company subject to Section 12 or 15(d) of the Exchange Act);

   Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of your voting securities. For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security.

   (c) if you are organized as a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of your capital;

   (d) in the case of a trust that directly owns 5% or more of a class of your voting securities, or that has the right to receive upon dissolution, or has contributed, 5% or more of your capital, the trust and each trustee; and

   (e) if you are organized as a limited liability company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of your capital, and (ii) if managed by elected managers, all elected managers.

3. Do you have any indirect owners to be reported on Schedule B? ☐ Yes ■ No

4. In the DE/FE/I column below, enter "DE" if the owner is a domestic entity, "FE" if the owner is an entity incorporated or domiciled in a foreign country, or "I" if the owner or executive officer is an individual.

5. Complete the Title or Status column by entering board/management titles; status as partner, trustee, sole proprietor, elected manager, shareholder, or member; and for shareholders or members, the class of securities owned (if more than one is issued).

6. Ownership codes are: NA - less than 5% A - 5% but less than 10% B - 10% but less than 25% C - 25% but less than 50% D - 50% but less than 75% E - 75% or more

7. (a) In the *Control Person* column, enter "Yes" if the *person* has *control* as defined in the Glossary of Terms to Form ADV, and enter "No" if the *person* does not have *control*. Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are *control persons*.
   (b) In the PR column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Exchange Act.
   (c) Complete each column.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired MM	YYYY	Ownership Code	*Control Person*	PR	*CRD* No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.
Muehler, Steven Joseph	DE	CEO	10	2014	E	Yes		501-90-5571 08/11/1975

FORM ADV Schedule B	Your Name Muehler, Steven Joseph Date ____	SEC File No. ____ *CRD* No. ____

Indirect Owners

1. Complete Schedule B only if you are submitting an initial application or report. Schedule B asks for information about your indirect owners; you must first complete Schedule A, which asks for information about your direct owners. Use Schedule C to amend this information.

2. Indirect Owners. With respect to each owner listed on Schedule A (except individual owners), list below:

   (a) in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25% or more of a class of a voting security of that corporation;

   For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security.

   (b) in the case of an owner that is a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25% or more of the partnership's capital;

   (c) in the case of an owner that is a trust, the trust and each trustee; and

   (d) in the case of an owner that is a limited liability company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 25% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Continue up the chain of ownership listing all 25% owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Exchange Act) is reached, no further ownership information need be given.

4. In the DE/FE/I column below, enter "DE" if the owner is a domestic entity, "FE" if the owner is an entity incorporated or domiciled in a foreign country, or "I" if the owner is an individual.

5. Complete the Status column by entering the owner's status as partner, trustee, elected manager, shareholder, or member; and for shareholders or members, the class of securities owned (if more than one is issued).

6. Ownership codes are: C - 25% but less than 50% D - 50% but less than 75% E - 75% or more F - Other (general partner, trustee, or elected manager)

7. (a) In the *Control Person* column, enter "Yes" if the *person* has *control* as defined in the Glossary of Terms to Form ADV, and enter "No" if the *person* does not have *control.* Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are *control persons.*
   (b) In the PR column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Exchange Act.
   (c) Complete each column.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Entity in Which Interest is Owned	Status	Date Status Acquired MM	YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

FORM ADV Schedule C	Your Name________________ Date________________	SEC File No.________________ *CRD* No.________________

Amendments to Schedules A and B

1. Use Schedule C only to amend information requested on either Schedule A or Schedule B. Refer to Schedule A and Schedule B for specific instructions for completing this Schedule C. Complete each column.

2. In the Type of Amendment column, indicate "A" (addition), "D" (deletion), or "C" (change in information about the same *person*).

3. Ownership codes are:
   - NA - less than 5%
   - A - 5% but less than 10%
   - B - 10% but less than 25%
   - C - 25% but less than 50%
   - D - 50% but less than 75%
   - E - 75% or more
   - G - Other (general partner, trustee, or elected member)

4. List below all changes to Schedule A (Direct Owners and Executive Officers):

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amendment	Title or Status	Date Title or Status Acquired MM/YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

5. List below all changes to Schedule B (Indirect Owners):

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amendment	Title or Status	Date Title or Status Acquired MM/YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

Your Name Muehler, Steven Joseph
Date ____________

CRD Number ____________
SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 1.B. Other Business Names

List your other business names and the jurisdictions in which you use them. You must complete a separate Schedule D Section 1.B. for each business name.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Name ____________ Jurisdictions ____________

SECTION 1.F. Other Offices

Complete the following information for each office, other than your *principal office and place of business*, at which you conduct investment advisory business. You must complete a separate Schedule D Section 1.F. for each location. If you are applying for SEC registration, if you are registered only with the SEC, or if you are an *exempt reporting adviser*, list only the largest five offices (in terms of numbers of *employees*).

Check only one box: ☒ Add ☐ Delete

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey, California 90210
(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ■

213 407-4386
(area code) (telephone number)

213
(area code) (facsimile number)

SECTION 1.I. Website Addresses

List your website addresses. You must complete a separate Schedule D Section 1.I. for each website address.

Check only one box: ☒ Add ☐ Delete

Website Address: www.AlternativeSecuritiesMarket.com / www.AlternativeSecuritiesMarketsGroup.com / www.SteveMuehler.com

SECTION 1.L. Location of Books and Records

Complete the following information for each location at which you keep your books and records, other than your *principal office and place of business.* You must complete a separate Schedule D Section 1.L. for each location.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Name of entity where books and records are kept: Alternative Securities Markets Grou Corporation

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey, California 90210
(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ☐

213 407-4386
(area code) (telephone number)

(area code) (facsimile number)

This is (check one):
☒ one of your branch offices or affiliates.
☐ a third-party unaffiliated recordkeeper.
☐ other.

Briefly describe the books and records kept at this location. ____________

Your Name Muehler, Steven Joseph
Date ____________

CRD Number ____________
SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 1.M. Registration with *Foreign Financial Regulatory Authorities*

List the name and country, in English, of each *foreign financial regulatory authority* with which you are registered. You must complete a separate Schedule D Section 1.M. for each *foreign financial regulatory authority* with whom you are registered.

Check only one box: ☒ Add ☐ Delete

Name of *Foreign Financial Regulatory Authority* ____________
Name of Country ____________

SECTION 2.A.(8) Related Adviser

If you are relying on the exemption in rule 203A-2(b) from the prohibition on registration because you *control,* are *controlled* by, or are under common *control* with an investment adviser that is registered with the SEC and your *principal office and place of business* is the same as that of the registered adviser, provide the following information:

Name of Registered Investment Adviser ____________
CRD Number of Registered Investment Adviser ____________
SEC Number of Registered Investment Adviser 801-____________

SECTION 2.A.(9) Newly Formed Adviser

If you are relying on rule 203A-2(c), the newly formed adviser exemption from the prohibition on registration, you are required to make certain representations about your eligibility for SEC registration. By checking the appropriate boxes, you will be deemed to have made the required representations. You must make both of these representations:

☒ I am not registered or required to be registered with the SEC or a *state securities authority* and I have a reasonable expectation that I will be eligible to register with the SEC within 120 days after the date my registration with the SEC becomes effective.

☐ I undertake to withdraw from SEC registration if, on the 120th day after my registration with the SEC becomes effective, I would be prohibited by Section 203A(a) of the Advisers Act from registering with the SEC.

SECTION 2.A.(10) Multi-State Adviser

If you are relying on rule 203A-2(d), the multi-state adviser exemption from the prohibition on registration, you are required to make certain representations about your eligibility for SEC registration. By checking the appropriate boxes, you will be deemed to have made the required representations.

If you are applying for registration as an investment adviser with the SEC, you must make both of these representations:

☐ I have reviewed the applicable state and federal laws and have concluded that I am required by the laws of 15 or more states to register as an investment adviser with the *state securities authorities* in those states.

☐ I undertake to withdraw from SEC registration if I file an amendment to this registration indicating that I would be required by the laws of fewer than 15 states to register as an investment adviser with the *state securities authorities* of those states.

If you are submitting your *annual updating amendment*, you must make this representation:

☐ Within 90 days prior to the date of filing this amendment, I have reviewed the applicable state and federal laws and have concluded that I am required by the laws of at least 15 states to register as an investment adviser with the *state securities authorities* in those states.

Your Name Muehler, Steven Joseph
Date ______

CRD Number ______
SEC 801- or 802 Number ______

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ■ INITIAL or ☐ AMENDED Schedule D

SECTION 2.A.(12) SEC Exemptive *Order*

If you are relying upon an SEC *order* exempting you from the prohibition on registration, provide the following information:

Application Number: 803-______ Date of *order*: ______
(mm/dd/yyyy)

SECTION 2.B. *Private Fund* Assets

If you check Item 2.B.(2) or (3), what is the amount of the *private fund* assets that you manage? 0.00.

NOTE: "*Private fund* assets" has the same meaning here as it has under rule 203(m)-1. If you are an investment adviser with its *principal office and place of business* outside of the United States only include *private fund* assets that you manage at a place of business in the United States.

SECTION 4 Successions

Complete the following information if you are succeeding to the business of a currently registered investment adviser. If you acquired more than one firm in the succession you are reporting on this Form ADV, you must complete a separate Schedule D Section 4 for each acquired firm. See Part 1A Instruction 4.

Name of Acquired Firm ______

Acquired Firm's SEC File No. (if any) 801-______ Acquired Firm's *CRD* Number (if any) ______

SECTION 5.G.(3) Advisers to Registered Investment Companies and Business Development Companies

If you check Item 5.G (3), what is the SEC file number (811 or 814 number) of each of the registered investment companies and business development companies to which you act as an adviser pursuant to an advisory contract? You must complete a separate Schedule D Section 5.G.(3) for each registered investment company and business development company to which you act as an adviser.

Check only one box: ■ Add ☐ Delete

SEC File Number 811- or 814-______

SECTION 5.I.(2) *Wrap Fee Programs*

If you are a portfolio manager for one or more *wrap fee programs*, list the name of each program and its *sponsor*. You must complete a separate Schedule D Section 5.I.(2) for each *wrap fee program* for which you are a portfolio manager.

Check only one box: ■ Add ☐ Delete ☐ Amend

Name of *Wrap Fee Program* ______

Name of *Sponsor* ______

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 6.A. Names of Your Other Businesses

If you are actively engaged in other business using a different name, provide that name and the other line(s) of business.

☐ Add ☐ Delete ☐ Amend

Other Business Name: ______

Other line(s) of business in which you engage using this name: (check all that apply)

- ☐ (1) broker-dealer (registered or unregistered)
- ☐ (2) registered representative of a broker-dealer
- ☐ (3) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
- ☐ (4) futures commission merchant
- ☐ (5) real estate broker, dealer, or agent
- ☐ (6) insurance broker or agent
- ☐ (7) bank (including a separately identifiable department or division of a bank)
- ☐ (8) trust company
- ☐ (9) registered municipal advisor
- ☐ (10) registered security-based swap dealer
- ☐ (11) major security-based swap participant
- ☐ (12) accountant or accounting firm
- ☐ (13) lawyer or law firm
- ☐ (14) other financial product salesperson (specify): ______

SECTION 6.B.(2) Description of Primary Business

Describe your primary business (not your investment advisory business):

See Attachment

If you engage in that business under a different name, provide that name:

______

SECTION 6.B.(3) Description of Other Products and Services

Describe other products or services you sell to your client. You may omit products and services that you listed in Section 6.B.2. above.

See Attachment

If you engage in that business under a different name, provide that name:

______

SECTION 7.A. Financial Industry Affiliations

Complete a separate Schedule D Section 7.A. for each *related person* listed in Item 7.A.

Check only one box: ☒ Add ☐ Delete ☐ Amend

FORM ADV Schedule D Page 5 of 13	Your Name Muehler, Steven Joseph ____ Date ____	*CRD* Number ____ SEC 801- or 802 Number ____

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

1. Legal Name of *Related Person*: ____
2. Primary Business Name of *Related Person*: ____
3. *Related Person*'s SEC File Number (if any) (*e.g.*, 801-, 8-, 866-, 802-) ____
4. *Related Person's CRD* Number (if any): ____
5. *Related Person* is: (check all that apply)

   ☐ (a) broker-dealer, municipal securities dealer, or government securities broker or dealer
   ☐ (b) other investment adviser (including financial planners)
   ☐ (c) registered municipal advisor
   ☐ (d) registered security-based swap dealer
   ☐ (e) major security-based swap participant
   ☐ (f) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
   ☐ (g) futures commission merchant
   ☐ (h) banking or thrift institution
   ☐ (i) trust company
   ☐ (j) accountant or accounting firm
   ☐ (k) lawyer or law firm
   ☐ (l) insurance company or agency
   ☐ (m) pension consultant
   ☐ (n) real estate broker or dealer
   ☐ (o) sponsor or syndicator of limited partnerships (or equivalent), excluding pooled investment vehicles
   ☐ (p) sponsor, general partner, managing member (or equivalent) of pooled investment vehicles

6. Do you *control* or are you *controlled* by the *related person*? ☐ Yes ☐ No
7. Are you and the *related person* under common *control*? ☐ Yes ☐ No
8. (a) Does the *related person* act as a qualified custodian for your *clients* in connection with advisory services you provide to *clients*? ☐ Yes ☐ No

   (b) If you are registering or registered with the SEC and you have answered "yes" to question 8.(a) above, have you overcome the presumption that you are not operationally independent (pursuant to rule 206(4)-(2)(d)(5)) from the *related person* and thus are not required to obtain a surprise examination for your *clients'* funds or securities that are maintained at the *related person*?

   ☐ Yes ☐ No

   (c) If you have answered "yes" to question 8.(a) above, provide the location of the *related person*'s office responsible for *custody* of your *clients'* assets:

   ____
   (number and street)

   ____
   (city) (state/country) (zip+4/postal code)

9. (a) If the *related person* is an investment adviser, is it exempt from registration? ☐ Yes ☐ No

   (b) If the answer is yes, under what exemption? ____

10. (a) Is the *related person* registered with a *foreign financial regulatory authority?* ☐ Yes ☐ No

    (b) If the answer is yes, list the name and country, in English, of each *foreign financial regulatory authority* with which the *related person* is registered. ____

11. Do you and the *related person* share any *supervised persons*? ☐ Yes ☐ No

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

12. Do you and the *related person* share the same physical location? ☐ Yes ☐ No

SECTION 7.B.(1) *Private Fund* Reporting

Check only one box: ☒ Add ☐ Delete ☐ Amend

A. PRIVATE FUND

Information About the *Private Fund*

1. (a) Name of the *private fund*: See Attached

   (b) *Private fund* identification number: See Attached

2. Under the laws of what state or country is the *private fund* organized: Califronia

3. Name(s) of General Partner, Manager, Trustee, or Directors (or persons serving in a similar capacity):

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   Mr. Steven Joseph Muehler

4. The *private fund* (check all that apply; you must check at least one):

   ☐ (1) qualifies for the exclusion from the definition of investment company under section 3(c)(1) of the Investment Company Act of 1940

   ☐ (2) qualifies for the exclusion from the definition of investment company under section 3(c)(7) of the Investment Company Act of 1940

5. List the name and country, in English, of each *foreign financial regulatory authority* with which the *private fund* is registered.

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   English Name of *Foreign Financial Regulatory Authority* ________ Name of Country ________

6. (a) Is this a "master fund" in a master-feeder arrangement? ☐ Yes ■ No

   (b) If yes, what is the name and *private fund* identification number (if any) of the feeder funds investing in this *private fund*?

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   ________ ________

   (c) Is this a "feeder fund" in a master-feeder arrangement? ☐ Yes ☐ No

   (d) If yes, what is the name and *private fund* identification number (if any) of the master fund in which this *private fund* invests?

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   ________ ________

NOTE: You must complete question 6 for each master-feeder arrangement regardless of whether you are filing a single Schedule D, Section 7.B.(1) for the master-feeder arrangement or reporting on the funds separately.

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

7. If you are filing a single Schedule D, Section 7.B.(1) for a master-feeder arrangement according to the instructions to this Section 7.B.(1), for each of the feeder funds answer the following questions:

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   (a) Name of the *private fund*: See Attached

   (b) *Private fund* identification number: See Attached

   (c) Under the laws of what state or country is the *private fund* organized: Califronia

   (d) Name(s) of General Partner, Manager, Trustee, or Directors (or persons serving in a similar capacity):

      Check only one box: ☒ Add ☐ Delete ☐ Amend

      ____

   (e) The *private fund* (check all that apply; you must check at least one):

      ☐ (1) qualifies for the exclusion from the definition of investment company under section 3(c)(1) of the Investment Company Act of 1940

      ☐ (2) qualifies for the exclusion from the definition of investment company under section 3(c)(7) of the Investment Company Act of 1940

   (f) List the name and country, in English, of each *foreign financial regulatory authority* with which the *private fund* is registered.

      Check only one box: ☒ Add ☐ Delete ☐ Amend

      English Name of *Foreign Financial Regulatory Authority* ____ Name of Country ____

   NOTE: For purposes of questions 6 and 7, in a master-feeder arrangement, one or more funds ("feeder funds") invest all or substantially all of their assets in a single fund ("master fund"). A fund would also be a "feeder fund" investing in a "master fund" for purposes of this question if it issued multiple classes (or series) of shares or interests, and each class (or series) invests substantially all of its assets in a single master fund.

8. (a) Is this *private fund* a "fund of funds"? ☒ Yes ☐ No

   (b) If yes, does the *private fund* invest in funds managed by you or by a *related person?* ☒ Yes ☐ No

   NOTE: For purposes of this question only, answer "yes" if the fund invests 10 percent or more of its total assets in other pooled investment vehicles, whether or not they are also *private funds*, or registered investment companies.

9. During your last fiscal year, did the *private fund* invest in securities issued by investment companies registered under the Investment Company Act of 1940 (other than "money market funds," to the extent provided in Instruction 6.e.)? ☐ Yes ☒ No

10. What type of fund is the *private fund*?

    ☐ hedge fund ☐ liquidity fund ☐ private equity fund ☒ real estate fund ☒ securitized asset fund ☒ venture capital fund

    ☐ Other *private fund*: ____

    NOTE: For funds of funds, refer to the funds in which the *private fund* invests. For definitions of these fund types, please see Instruction 6 of the Instructions to Part 1A.

11. Current gross asset value of the *private fund*: $0.00

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

Ownership

12. Minimum investment commitment required of an investor in the *private fund*: $1,000

NOTE: Report the amount routinely required of investors who are not your *related persons* (even if different from the amount set forth in the organizational documents of the fund).

13. Approximate number of the *private fund*'s beneficial owners: 1

14. What is the approximate percentage of the *private fund* beneficially owned by you and your *related persons*:
100 %

15. What is the approximate percentage of the *private fund* beneficially owned (in the aggregate) by funds of funds:
0 %

16. What is the approximate percentage of the *private fund* beneficially owned by *non-United States persons*:
0 %

Your Advisory Services

17. (a) Are you a subadviser to this *private fund*? ■ Yes ■ No

(b) If the answer to question 17(a) is "yes," provide the name and SEC file number, if any, of the adviser of the *private fund*. If the answer to question 17(a) is "no," leave this question blank. ____

18. (a) Do any other investment advisers advise the *private fund*? ☐ Yes ■ No

(b) If the answer to question 18(a) is "yes," provide the name and SEC file number, if any, of the other advisers to the *private fund*. If the answer to question 18(a) is "no," leave this question blank.

Check only one box: ☒ Add ☐ Delete ☐ Amend

____ ____

19. Are your *clients* solicited to invest in the *private fund*? ■ Yes ☐ No

20. Approximately what percentage of your *clients* has invested in the *private fund*? 0 %

Private Offering

21. Does the *private fund* rely on an exemption from registration of its securities under Regulation D of the Securities Act of 1933?
■ Yes ☐ No

22. If yes, provide the *private fund*'s Form D file number (if any):

Check only one box: ☒ Add ☐ Delete ☐ Amend

021-See Attached

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

B. SERVICE PROVIDERS

☒ Check this box if you are filing this Form ADV through the IARD system and want the IARD system to create a new Schedule D, Section 7.B.(1) with the same service provider information you have given here in Questions 23 - 28 for a new *private fund* for which you are required to complete Section 7.B.(1) If you check the box, the system will pre-fill those fields for you, but you will be able to manually edit the information after it is pre-filled and before you submit your filing.

Auditors

23. (a) (1) Are the *private fund*'s financial statements subject to an annual audit? ☒ Yes ☐ No

(2) Are the financial statements prepared in accordance with U.S. GAAP? ☒ Yes ☐ No

If the answer to 23(a)(1) is "yes," respond to questions (b) through (f) below. If the *private fund* uses more than one auditing firm, you must complete questions (b) through (f) separately for each auditing firm.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Name of the auditing firm: TBD

(c) The location of the auditing firm's office responsible for the *private fund's* audit (city, state and country): TBD

(d) Is the auditing firm an *independent public accountant*? ☒ Yes ☐ No

(e) Is the auditing firm registered with the Public Company Accounting Oversight Board? ☒ Yes ☐ No

(f) If "yes" to (e) above, is the auditing firm subject to regular inspection by the Public Company Accounting Oversight Board in accordance with its rules? ☒ Yes ☐ No

(g) Are the *private fund*'s audited financial statements distributed to the *private fund*'s investors? ☒ Yes ☐ No

(h) Does the report prepared by the auditing firm contain an unqualified opinion? ☐ Yes ☐ No ☒ Report Not Yet Received

If you check "Report Not Yet Received," you must promptly file an amendment to your Form ADV to update your response when the report is available.

Prime Broker

24. (a) Does the *private fund* use one or more prime brokers? ☐ Yes ☒ No

If the answer to 24(a) is "yes," respond to questions (b) through (e) below for each prime broker the *private fund* uses. If the *private fund* uses more than one prime broker, you must complete questions (b) through (e) separately for each prime broker.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Name of the prime broker: ______

(c) If the prime broker is registered with the SEC, its registration number: 8-______

(d) Location of prime broker's office used principally by the *private fund* (city, state and country): ______

(e) Does this prime broker act as custodian for some or all of the *private fund*'s assets? ☐ Yes ☐ No

Custodian

25. (a) Does the *private fund* use any custodians (including the prime brokers listed above) to hold some or all of its assets? ☐ Yes ☒ No

If the answer to 25(a) is "yes," respond to questions (b) through (f) below for each custodian the *private fund* uses. If the *private fund* uses more than one custodian, you must complete questions (b) through (f) separately for each custodian.

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ■ INITIAL or ☐ AMENDED Schedule D

Check only one box: ■ Add ☐ Delete ☐ Amend

(b) Legal name of custodian: ______________

(c) Primary business name of custodian: ______________

(d) The location of the custodian's office responsible for *custody* of the *private fund*'s assets (city, state and country): ______________

(e) Is the custodian a *related person* of your firm? ☐ Yes ☐ No

(f) If the custodian is a broker-dealer, provide its SEC registration number (if any) 8-______________

Administrator

26. (a) Does the *private fund* use an administrator other than your firm? ☐ Yes ■ No

If the answer to 26(a) is "yes," respond to questions (b) through (f) below. If the *private fund* uses more than one administrator, you must complete questions (b) through (f) separately for each administrator.

Check only one box: ■ Add ☐ Delete ☐ Amend

(b) Name of administrator: ______________

(c) Location of administrator (city, state and country): ______________

(d) Is the administrator a *related person* of your firm? ☐ Yes ☐ No

(e) Does the administrator prepare and send investor account statements to the *private fund*'s investors?

☐ Yes (provided to all investors) ☐ Some (provided to some but not all investors) ☐ No (provided to no investors)

(f) If the answer to 26(e) is "no" or "some," who sends the investor account statements to the (rest of the) *private fund*'s investors? If investor account statements are not sent to the (rest of the) private fund's investors, respond "not applicable."

______________.

27. During your last fiscal year, what percentage of the *private fund*'s assets (by value) was valued by a *person*, such as an administrator, that is not your *related person*?

______________%

Include only those assets where (i) such person carried out the valuation procedure established for that asset, if any, including obtaining any relevant quotes, and (ii) the valuation used for purposes of investor subscriptions, redemptions or distributions, and fee calculations (including allocations) was the valuation determined by such person.

Marketers

28. (a) Does the *private fund* use the services of someone other than you or your *employees* for marketing purposes? ☐ Yes ■ No

You must answer "yes" whether the person acts as a placement agent, consultant, finder, introducer, municipal advisor or other solicitor, or similar person. If the answer to 28(a) is "yes", respond to questions (b) through (g) below for each such marketer the *private fund* uses. If the *private fund* uses more than one marketer, you must complete questions (b) through (g) separately for each marketer.

Check only one box: ■ Add ☐ Delete ☐ Amend

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

(b) Is the marketer a *related person* of your firm? ☐ Yes ☐ No

(c) Name of the marketer: ______

(d) If the marketer is registered with the SEC, its file number (*e.g.*, 801-, 8-, or 866-): ______ and *CRD* Number (if any) ______

(e) Location of the marketer's office used principally by the *private fund* (city, state and country): ______

(f) Does the marketer market the *private fund* through one or more websites? ☐ Yes ☐ No

(g) If the answer to 28(f) is "yes," list the website address(es): ______

SECTION 7.B.(2) *Private Fund* Reporting

(1) Name of the *private fund* See Attached

(2) *Private fund* identification number See Attached

(3) Name and SEC File number of adviser that provides information about this *private fund* in Section 7.B.(1) of Schedule D of its Form ADV filing ______, 801- ______ or 802-______

(4) Are your *clients* solicited to invest in this *private fund*? ■ Yes ☐ No

In answering this question, disregard feeder funds' investment in a master fund. For purposes of this question, in a master-feeder arrangement, one or more funds ("feeder funds") invest all or substantially all of their assets in a single fund ("master fund"). A fund would also be a "feeder fund" investing in a "master fund" for purposes of this question if it issued multiple classes (or series) of shares or interests, and each class (or series) invests substantially all of its assets in a single master fund.

SECTION 9.C. *Independent Public Accountant*

You must complete the following information for each *independent public accountant* engaged to perform a surprise examination, perform an audit of a pooled investment vehicle that you manage, or prepare an internal control report. You must complete a separate Schedule D Section 9.C. for each *independent public accountant.*

Check only one box: ☒ Add ☐ Delete ☐ Amend

(1) Name of the *independent public accountant*: TVD

(2) The location of the *independent public accountant*'s office responsible for the services provided:

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey	California	90292
(city)	(state/country)	(zip+4/postal code)

(3) Is the *independent public accountant* registered with the Public Company Accounting Oversight Board? ■ Yes ☐ No

(4) If yes to (3) above, is the *independent public accountant* subject to regular inspection by the Public Company Accounting Oversight Board in accordance with its rules? ■ Yes ☐ No

(5) The *independent public accountant* is engaged to:

FORM ADV Schedule D Page 12 of 13	Your Name Muehler, Steven Joseph Date ______	*CRD* Number ______ SEC 801- or 802 Number ______

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

A. ☒ audit a pooled investment vehicle
B. ☐ perform a surprise examination of *clients'* assets
C. ☒ prepare an internal control report

(6) Does any report prepared by the *independent public accountant* that audited the pooled investment vehicle or that examined internal controls contain an unqualified opinion? ☐ Yes ☐ No ☒ Report Not Yet Received

If you check "Report Not Yet Received," you must promptly file an amendment to your Form ADV to update your response when the accountant's report is available.

SECTION 10.A. *Control Persons*

You must complete a separate Schedule D Section 10.A. for each *control person* not named in Item 1.A. or Schedules A, B, or C that directly or indirectly *controls* your management or policies.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(1) Firm or Organization Name

______

(2) *CRD* Number (if any) ______ Effective Date ______ (mm/dd/yyyy) Termination Date ______ (mm/dd/yyyy)

(3) Business Address:

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey (city) California (state/country) 90292 (zip+4/postal code)

If this address is a private residence, check this box: ☐

(4) Individual Name (if applicable) (Last, First, Middle)

______

(5) *CRD* Number (if any) ______ Effective Date ______ (mm/dd/yyyy) Termination Date ______ (mm/dd/yyyy)

(6) Business Address:

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey (city) California (state/country) 90292 (zip+4/postal code)

If this address is a private residence, check this box: ☐

(7) Briefly describe the nature of the *control*:

______

SECTION 10.B. *Control Person* Public Reporting Companies

If any person named in Schedules A, B, or C, or in Section 10 A. of Schedule D is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934 , please provide the following information (you must complete a separate Schedule D Section 10.B. for each public reporting company):

Your Name Muehler, Steven Joseph
Date ____________

CRD Number ____________
SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

(1) Full legal name of the public reporting company: ____________

(2) The public reporting company's CIK number (Central Index Key number that the SEC assigns to each reporting company):
____

Miscellaneous

You may use the space below to explain a response to an Item or to provide any other information.

See Attachments

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to Items 11.A. or 11.B. of Form ADV.

Check item(s) being responded to: ☐ 11.A(1) ☐ 11.A(2) ☐ 11.B(1) ☐ 11.B(2)

Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

Multiple counts of the same charge arising out of the same event(s) should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs. Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the items listed above.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):
- ■ You (the advisory firm)
- ☐ You and one or more of your *advisory affiliates*
- ☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name Muehler, Steven Joseph	Your *CRD* Number non-registered

ADV DRP - *ADVISORY AFFILIATE*

CRD Number	This *advisory affiliate* is ☐a firm ☐an individual Registered: ☐Yes ☐No

Name (For individuals, Last, First, Middle)

☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or *advisory affiliate's* favor.

☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

____

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.
☐ Yes ☐ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. If charge(s) were brought against an organization over which you or an *advisory affiliate* exercise(d) *control*: Enter organization name, whether or not the organization was an *investment-related* business and your or the *advisory affiliate's* position, title, or relationship.

____

2. Formal Charge(s) were brought in: (include name of Federal, Military, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case number).

____

3. Event Disclosure Detail (Use this for both organizational and individual charges.)

   A. Date First *Charged* (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______________________________

   B. Event Disclosure Detail (include Charge(s)/Charge Description(s), and for each charge provide: (1) number of counts, (2) *felony* or *misdemeanor*, (3) plea for each charge, and (4) product type if charge is *investment-related*).

   ____

   ____

   ____

   C. Did any of the Charge(s) within the Event involve a *felony*? ☐ Yes ☐ No

   D. Current status of the Event? ☐ Pending ☐ On Appeal ☐ Final

   E. Event Status Date (complete unless status is Pending) (MM/DD/YYYY): ______

   ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______________________________

4. Disposition Disclosure Detail: Include for each charge (a) Disposition Type (e.g., convicted, acquitted, dismissed, pretrial, etc.), (b) Date, (c) Sentence/Penalty, (d) Duration (if sentence-suspension, probation, etc.), (e) Start Date of Penalty, (f) Penalty/Fine Amount, and (g) Date Paid.

____

____

____

____

____

____

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)
(continuation)

5. Provide a brief summary of circumstances leading to the charge(s) as well as the disposition. Include the relevant dates when the conduct which was the subject of the charge(s) occurred. (Your response must fit within the space provided.)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to Items 11.C., 11.D., 11.E., 11.F. or 11.G. of Form ADV.

Check item(s) being responded to:

☐ 11.C(1)	☐ 11.C(2)	☐ 11.C(3)	☐ 11.C(4)	☐ 11.C(5)
☐ 11.D(1)	☐ 11.D(2)	☐ 11.D(3)	☐ 11.D(4)	☐ 11.D(5)
☐ 11.E(1)	☐ 11.E(2)	☐ 11.E(3)	☐ 11.E(4)	
☐ 11.F.	☐ 11.G.			

Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Items 11.C., 11.D., 11.E., 11.F. or 11.G. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

■ You (the advisory firm)
☐ You and one or more of your *advisory affiliates*
☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name Muehler, Steven Joseph	Your *CRD* Number non-registered

ADV DRP - *ADVISORY AFFILIATE*

CRD Number

This *advisory affiliate* is ☐ a firm ☐ an individual
Registered: ☐ Yes ☐ No

Name (For individuals, Last, First, Middle)

☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or *advisory affiliate's* favor.

If you are registered or registering with a *state securities authority*, you may remove a DRP for an event you reported only in response to Item 11.D(4), and only if that event occurred more than ten years ago. If you are registered or registering with the SEC, you may remove a DRP for any event listed in Item 11 that occurred more than ten years ago.

☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

____
____

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ■ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. Regulatory Action initiated by:
☐ SEC ☐ Other Federal ☒ State ☐ *SRO* ☐ Foreign

(Full name of regulator, *foreign financial regulatory authority*, federal, state or *SRO*)

See Attachments

2. Principal Sanction (check appropriate item):

☐ Civil and Administrative Penalty(ies)/Fine(s)
☐ Bar
☒ Cease and Desist
☐ Censure
☐ Denial
☐ Disgorgement
☐ Expulsion
☐ Injunction
☐ Prohibition
☐ Reprimand
☐ Restitution
☐ Revocation
☐ Suspension
☐ Undertaking
☐ Other Private Placement

Other Sanctions:

3. Date Initiated (MM/DD/YYYY): 08/25/2010 ☒ Exact ☐ Explanation

If not exact, provide explanation:

4. Docket/Case Number:

See Attached

5. *Advisory Affiliate* Employing Firm when activity occurred which led to the regulatory action (if applicable):

See Attached

6. Principal Product Type (check appropriate item):

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☒ Other Private Placement

Other Product Types:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

7. Describe the allegations related to this regulatory action (your response must fit within the space provided):

One Instance of an unsolicited email being sent for a Regulation D Offering. The Offering(s) was / were terminated with no shares ever being sold. Companies were terminated.

8. Current status? ☐ Pending ☐ On Appeal ☒ Final

9. If on appeal, regulatory action appealed to (SEC, *SRO*, Federal or State Court) and Date Appeal Filed:

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

10. How was matter resolved (check appropriate item):

☒ Acceptance, Waiver & Consent (AWC)
☐ Consent
☐ Decision
☐ Decision & *Order* of Offer of Settlement
☐ Dismissed
☐ *Order*
☐ Settled
☐ Stipulation and Consent
☐ Vacated
☐ Withdrawn
☐ Other Private Placement

11. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation:

12. Resolution Detail:

A. Were any of the following Sanctions *Ordered* (check all appropriate items)?

☐ Monetary/Fine ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution

Amount: $ ☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions *Ordered*:

None

Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against you or an *advisory affiliate*, date paid and if any portion of penalty was waived:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

13. Provide a brief summary of details related to the action status and (or) disposition and include relevant terms, conditions and dates (your response must fit within the space provided).

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS
This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to Item 11.H. of Part 1A and Item 2.F. of Part 1B of Form ADV.
Check Part 1A item(s) being responded to: ☐ 11.H(1)(a) ☐ 11.H(1)(b) ☐ 11.H(1)(c) ☐ 11.H(2)
Check Part 1B item(s) being responded to: ☐ 2.F(1) ☐ 2.F(2) ☐ 2.F(3) ☐ 2.F(4) ☐ 2.F(5)
Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.
One event may result in more than one affirmative answer to Item 11.H. of Part 1A or Item 2.F. of Part 1B. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☑ You (the advisory firm)
☐ You and one or more of your *advisory affiliates*
☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name Muehler, Steven Joseph	Your *CRD* Number non-registered

ADV DRP - *ADVISORY AFFILIATE*

CRD Number	This *advisory affiliate* is ☐ a firm ☐ an individual Registered: ☐ Yes ☐ No

Name (For individuals, Last, First, Middle)

☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or advisory affiliate's favor.

If you are registered or registering with a *state securities authority*, you may remove a DRP for an event you reported only in response to Item 11.H.(1)(a), and only if that event occurred more than ten years ago. If you are registered or registering with the SEC, you may remove a DRP for any event listed in Item 11 that occurred more than ten years ago.

☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

____
____
____

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. Court Action initiated by: (Name of regulator, *foreign financial regulatory authority, SRO*, commodities exchange, agency, firm, private plaintiff, etc.)

____

2. Principal Relief Sought (check appropriate item):

☐ Cease and Desist ☐ Disgorgement ☐ Money Damages (Private/Civil Complaint) ☐ Restraining Order
☐ Civil Penalty(ies)/Fine(s) ☐ Injunction ☐ Restitution ☐ Other Private Placement

Other Relief Sought:

____

____

3. Filing Date of Court Action (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ______________________________

4. Principal Product Type (check appropriate item):

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☐ Other Private Placement

Other Product Types:

____

5. Formal Action was brought in (include name of Federal, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case Number):

____

6. *Advisory Affiliate* Employing Firm when activity occurred which led to the civil judicial action (if applicable):

____

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

7. Describe the allegations related to this civil action (your response must fit within the space provided):

8. Current status? ☐ Pending ☐ On Appeal ☒ Final

9. If on appeal, action appealed to (provide name of court) and Date Appeal Filed (MM/DD/YYYY):

10. If pending, date notice/process was served (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ____________

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. How was matter resolved (check appropriate item):

☐ Consent ☐ Judgment Rendered ☐ Settled
☐ Dismissed ☐ Opinion ☐ Withdrawn ☐ Other ____________

12. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ____________

13. Resolution Detail:

A. Were any of the following Sanctions Ordered or Relief Granted (check appropriate items)?

☐ Monetary/Fine ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution

Amount: $ ☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions:

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

C. Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against you or an *advisory affiliate*, date paid and if any portion of penalty was waived:

14. Provide a brief summary of circumstances related to the action(s), allegation(s), disposition(s) and/or finding(s) disclosed above (your response must fit within the space provided).

Part 2A: The Brochure: This brochure discloses information about the qualifications and business practices of "Alternative Securities Markets Group Corporation", for the benefit of its clients and prospective clients. Please note that the terms "Registered Investment Adviser" or "Registered" do not imply a certain level of skill or training. If the Adviser uses a wrap fee program, it is found in Appendix #1. If you have any questions about the contents of this brochure, please contact us at the contacts given below. **Part 2B: The Brochure Supplement** discloses information about persons providing advice.

2A: ITEM 1: COVER PAGE FOR:

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION
4050 GLENCOE AVENUE, UNIT 210
MARINA DEL REY, CALIFORNIA 90292

TELEPHONE: (213) 407-4386
EMAIL: LEGAL@ALTERNATIVESECURITIESMARKET.COM
WEBSITE: http://www.AlternativeSecuritiesMarket.com
WEBSITE: http://www.AlternativeSecuritiesMarketsGroup.com
WEBSITE: http://www.SteveMuehler.com

Please note that this Brochure has not been approved by the Securities & Exchange Commission or by any State Securities Authority. This firm plans to register with the United States Securities & Exchange Commission within 120 days of the date of the document, and notice will be filed in one or more States; **REGISTRATION DOES NOT MEAN APPROVAL OR VERIFICATION BY THOSE REGULATORS**. More information about the firm will be available at Investment Adviser Public Disclosure: www.adviserinfo.sec.gov.

2A: Brochure: Item 2: Material Changes: If we amend this disclosure brochure, we are to send you either a new copy of the brochure or at least this Item 2 describing the changes made so you can decide if you want us to send you a complete, new copy. A summary of material change is:

____ Attached as an exhibit to, or
__X_ Included here as part of this updated brochure (initial filing)

The changes made are:

- NONE: This is our initial filing

2A: Brochure: Item 3: Table of Contents: Information that Investment Advisers must provide to prospective clients and to existing clients annually: 18 disclosure items that describe this firm's advisory business, and (if applicable) Appendix 1 with disclosures required for a "wrap fee" program brochure (a specialized brochure).

2A: Brochure: Items 4-18:

Item 4. This Advisory Firm's Business:

__4.A:__ Alternative Securities Markets Group Corporation is a California Stock Corporation that is registered as an Investment Advisory Firm. Alternative Securities Markets Group Corporation (or "the Firm" or "the Adviser") is currently registering in the States of:

- California
- New York
- Florida
- Texas
- Arizona
- Nevada

Note: The use of the phrase "Registered Investment Adviser" or the term "Registered" do not imply a certain level of skill or training.

The Firm's owner(s) are / is:

- **Mr. Steven Joseph Muehler**, the Firm's Founder and Chief Executive Officer

In addition to the examinations any given state requires each Investment Adviser Representative to pass in order to give investment advice in that State, the Alternative Securities Markets Group Corporation requires its advisers to have at least a college education or FIVE YEARS of related industry experience. Along with this, they must demonstrate a history of being in compliance with all industry regulations.

The Alternative Securities Markets Group Corporation maintains business hours of $8:30 AM to 5:00 PM PST.

__4.B:__ Alternative Securities Markets Group Corporation ("the Firm" or "the Adviser") provides "Alternative Securities Investment Advisory Services" to Investor Clients and Issuer Clients; as well as Financial Planning for Investor Clients. Alternative Securities Markets Group Corporation works on a contractual basis with all clients to clearly outline the mutually agreed upon services to be offered.

The Firm first conducts an interview with a prospective Investor and Issuer Client, in some cases using a standard questionnaire, to assist in determining a client's needs, goals and general risk tolerance.

If an Investor Client wishes to engage the Firm / Adviser for Investment Advisory Services for Alternative Securities Investment Advisory and/or for Financial Planning Services, a services agreement will be executed by both parties that clearly outlines the mutually agreed upon Financial Advisory Services to be offered. The Agreement must be determine what risk tolerance the client is able to withstand. The level of risk a client agrees to will primarily dictate which portfolio or what market segment of the Alternative Securities Market the Adviser will advise the client about. In addition to the risk profile, clients may also be provided an investment policy statement which further confirms the agreed upon allocation and outlines the roles each party will play. The Firm at this time will not be establishing any types of discretionary or non-discretionary accounts for any clients. Unless the services are clearly outlined in the signed agreement, the Firm / Adviser cannot be held responsible nor be expected to offer advice or input on anything outside the scope of the agreement. The Firm / Adviser is not a law firm or a CPA Firm. Therefore, we do not offer any tax or legal advice. We strongly recommend the client discuss all aspects of any plan with their CPA or attorney before implementing it. The implementation of any planning discussed with the client it at the sole discretion of the client.

The Alternative Securities Markets Group Corporation's Financial Advisory Service to Investor Clients and Issuer Clients will be solely in regards to the following types of Securities:

- Private Corporate Debt Securities
- Regulation D Securities
- Regulation S Securities
- Regulation A Securities
- Certain Intra-State Exempt Securities
- Oil and Gas Interests
- Certain Real Estate Investments
- Certain over-the-counter securities
- Foreign Issuers
- Certificates of Deposit
- Private Placements
- Mortgage Loans
- Equity CrowdFunding
- Life Settlement

The Alternative Securities Markets Group Corporation will not offer Financial Advisory Services to any Client for the following Securities:

- Exchange Listed Securities
- Municipal Securities
- Variable Life Insurance
- Variable Annuities
- Mutual Fund Shares
- U.S Government Securities
- Options Contracts

4.C. Do we tailor our Advisory Services to a client's individual needs and how do we do so? Can client's impose restrictions on investing in certain securities or types of securities?

By their nature, financial planning services for Investors must be based on each client's individual needs to have any useful validity. As the Alternative Securities Markets Group Corporation does not manage accounts, an Investment Adviser of Alternative Securities Markets Group Corporation can only make recommendations that the Adviser feels are in the client's own best interest, based on an individual's stated and/or established, individual needs, goals, risk tolerance and investment time horizon. The firm seeks to establish this personal dimension through a careful, fact-finding interview and series of discussions with each client.

As Investment clients make investments from their own accounts at their own direction, and that the Alternative Securities Markets Group Corporation is not a manager of accounts (no fiduciary controls), there is no restrictions that need to be imposed.

Item 5. Fees and Compensation:

5.A: A description of the range of fees our Firm Charges.

Alternative Securities Financial Review or Consultation (Investors)
For client's desiring on a Financial Review or Consultation about a portfolio of Alternative Securities, or a Consultation about a potential purchase of Alternative Securities, the Firm charges a maximum charge of $250 per hour, charged in six minute increments. A qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee.

Offering of Alternative Securities (Issuer)
For an Issuer Clients desiring a Consultation for a potential or current Alternative Securities Offering, the Firm charges a maximum fee of $350 per hour, charged in six minute increments. A qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee

For Issuer clients desiring "on-going" Alternative Securities Consultation about a current Alternative Securities Offering, the Firm charges a maximum fee of $350 per hour, charged in six minute increments, to be paid on a monthly basis, or a set percentage of equity securities in the client's company in exchange for "on-going" Alternative Securities Consultation for the duration of the Offering, and after the Offering. Only a qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee or to negotiate an equity ownership interest in a client's company.

5.B-D: Does our Firm Bill its Clients for the incurred advisory fees?

Generally, our Firm's practice is charge each client an "upfront retainer" of a FIVE HOURS, and after the full retainer is depleted, the Firm's ongoing practice is through "direct billing", in which we send a monthly invoice to each client for the advisory fees charged by the firm.

The Alternative Securities Markets Group Corporation receives no additional compensation for its Advisory Services.

5.E: Does the Firm or any of its supervised persons accept compensation for the sale of any securities or other investment products, including asset-based sales charges or service fees from the sale of any products?

No, the Alternative Securities Markets Group Corporation is not a Broker Dealer, and receives no compensation from the sale of any securities.

Disclosure 5.E.1: No member of the Firm can earn a commission from the sale of any security.

Disclosure 5.E.2: The firm recommends no Broker Dealers for the purchase of any securities to any Investor Client, Affiliated or non-Affiliated.

Disclosure 5.E.3: The Firm Receives No Revenues through Commissions or other sales-based compensation.

Item 6. Performance Based Fees:

Does our Firm Charge Performance-Based Fees (fees based on a portfolio's increase in asset value)?

No, it does not.

Item 7. Types of Clients:

INVESTOR CLIENTS: Typically our clients will include high net worth individuals, homeowners with home equity greater than 30% equity in their property, corporations and other businesses. We are prepared to provide services to charitable organizations, estates, and trusts as well. We do not impose a minimum dollar amount any investor may be able to invest for our services.

ISSUER CLIENTS: Typically our clients will include Private U.S. Companies with an equity value less than $250 Million, which we refer to as "micro-cap companies". These Issuer Clients will be seeking to engaged in some form of a securities offering utilizing one or more of the securities types detailed in Part II, Item 4.

Item 8. Methods of Analysis:

A. An Adviser must describe its methods of analysis and investment strategies used in formulating its investment advice. It must explain in detail any unusual risks.

CAUTION:
INVESTING IN ALTERNATIVE SECURITIES
INVOLVES RISK OF LOSS

An Adviser must explain the material risks involved for each significant investment, investment strategy, or method of analysis used and particular type of security recommended, with more detail if those risks are significant or unusual (i.e., not otherwise apparent from reading this brochure). A strategy or method of analysis is significant if the adviser uses the strategy or method in advising "more than a small portion of the adviser's client's assets."

Alternative Securities Markets Group Corporation follows an "open architecture" approach to building a diversified portfolio of Alternative Securities portfolios for clients. Though each portfolio will differ based on the needs of the Investment Client, Alternative Securities Markets Group Corporation's goal is to build Alternative Securities Portfolios for our Investment Advisory Clients that generate strong risk-adjusted returns and are consistent with the Investment Advisory Client's stated objectives and risk tolerance. To create consistency with advisors and clients, we narrow the scope of investments down to those offerings the Firm's Management feels offer the best options with certain asset classes of Alternative Securities. This process allows a level of due diligence to be performed on Alternative Securities Investments being presented to Investment Advisory Clients by Alternative Securities Markets Group Corporation's Advisers.

B. Alternative Securities Markets Group Corporation does not advise any strategy that involves "frequent trading". The majority of the Alternative Securities that our Advisers recommend are either restricted from trade for a period of up to a minimum of one year, or do not have an established secondary market for the trade of the securities. The Alternative Securities Markets Group Corporation uses a "long term purchase approach" (holding for at least one year). The majority of the Firm's Alternative Securities Portfolio of Offerings do not have liquidity events for shareholders for 1-5 years.

C. Do we recommend primarily a particular type of security? What are the material risks involved with that type of security? Are those risks unusual or significant?

Private Corporate Debt Securities	Higher Risk than an Exchange Listed Corporate Bond, Generally Small Cap or Micro-cap Companies with Limited Operating History and Limited assets and revenues, May Lose Entire

	Amount, Not Covered by SIPC
Regulation D Securities	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Regulation A Securities	Unrestricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Over-the-Counter Securities	More Susceptible to Market Fluctuations; Higher Risk than and Exchange Listed Company, May Lose Entire Amount, Not Covered by SIPC
Intra-State Exempt Securities	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Oil and Gas Interests	A Notably Volatile Industry Sector; Historically Prone to Bubble and After Effects; May Lose Entire Amount Invested; Not Covered by SIPC
Real Estate	A Notably Volatile Industry Sector; Historically Prone to Bubble and After Effects; May Lose Entire Amount Invested, Not Covered by SIPC
Foreign Issuers	May Not be Subject to U.S. Financial Reporting Standards, Higher Risk than an Exchange Listed Company, May Lose Entire Amount Invested, Not Covered by SIPC
Certificates of Deposit	Limited Liquidity
Life Settlement	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Long Term Investments, May Lose Entire Amount, Not Covered by SIPC

Item 9. Disciplinary Information:

What facts about any legal or disciplinary event involving our Firm or its personnel should you know of, because it is material to an evaluation of the integrity of our Firm or its Management Persons?

The SEC requires that we inform you, our Client, if our Firm or any of our Management Persons has been involved in any of the events listed below within the last ten years, and if there is any material fact about any legal or disciplinary event that you should know about in order to evaluate our integrity.

You may also see these same questions answered online at the Investment Adviser Public Disclosure Site (IAPD), in Part 1A, Item 11.

HAS OUR FIRM OR ANY OF OUR MANAGEMENT PERSONS BEEN INVOLVED IN:

A Criminal or Civil action in a domestic, foreign or military court of competent jurisdiction in which our Firm or a Management person:

(1) Was Convicted of, or Pled Guilty or Nolo Contendere ("No Contest") to:
   a. Any Felony?
      i. NO
   b. A Misdemeanor that involved investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, or extortion?
      i. NO
   c. A Conspiracy to commit any of these offenses?
      i. NO

(2) Is the named subject of a pending criminal proceeding that involves an investment-related business, fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?
   a. NO

(3) Was found to have been involved in a violation of an investment-related statute or regulation?
   a. NO

(4) Was the subject of any order, judgment, or decree permanently or temporarily enjoining, or otherwise limiting, our Firm or a Management Person from engaging in any investment-related activity, or from violating any investment-related statute, rule, or order? NO

B. An Administrative proceeding before the SEC, any other Federal Regulatory Agency, any State Regulatory Agency, or any Foreign Financial Regulatory Authority in which our Firm or a Management Person –

(1) Was found to have caused an investment-related business to lose its authorization to do business?
   a. NO
(2) Was found to have been involved in a violation of an investment-related statute or regulation and was the subject of an order by the agency or authority:
   a. Denying, Suspending, or Revoking the authorization of your Firm or a Management Person to act in an investment-related business?

        i. NO

b. Barring or suspending our Firm's, or a Management Person's, association with an investment-related business?
    i. NO
c. Otherwise significantly limiting our Firm's, or a Management Person's, investment-related activities?
    i. NO
d. Imposing a civil money penalty of more than $2,500 on our Firm, or a Management Person?
    i. NO

C. A Self-Regulatory Organization (SRO) proceeding in which our Firm or a Management person:

(1) Was found to have caused an investment-related business to lose its authorization to do business?
    a. NO
(2) Was found to have been involved in a violation of the SRO's rules and was:
    a. Barred or suspended from membership or from association with other members, or was expelled from membership?
        i. NO
    b. Otherwise significantly limited from investment-related activities?
        i. NO
    c. Fined more than $2,500
        i. NO

NOTE: IN AUGUST OF 2010, A FIRM THAT MR. MUEHLER WAS MANAGING WAS SERVED A 'CEASE AND DESIST' ORDER IN THE MATTER OF 'PUBLIC SOLICITION' OF A PRIVATE PLACEMENT (AN UN-SOLICITED EMAIL WAS SENT TO A POTENTIAL INVESTOR THAT STATED INVESTMENT TERMS AND CONDITIONS). THE FIRM THAT WAS SUBJECT OF THE CEASE AND DESIST ORDER CEASED OPERATIONS PRIOR TO THE SALE OF ANY SECURITIES TO ANY INVESTORS. A COPY OF THE 2010 ORDER IS ATTACHED AS AN EXHIBIT TO PART I OF THIS ADV FORM.

Item 10. Other Financial Industry Activities and Affiliations: What material relationships does our Firm, or any of our Management Persons have, with related financial industry participants? What material conflicts of interest may arise from these relationships and how are these conflicts addressed?

A. Have we, or has any of our Management Persons, registered as a broker-dealer or as a representative of a broker-dealer?
    a. NO

B. Have we, or has any of our Management Persons, registered as a futures commission merchant, commodity pool operator, a commodity trading advisor, or an associated person of any of these entities named here?
    a. NO
C. Do w have any "related person" – a person or a firm that we control or that controls us through ownership, or as an officer – with whom we have a material relationship, any arrangement that may cause a conflict of interest when providing our clients with Investment Advice?
    a. YES

Alternative Securities Markets Group Corporation

- Wholly owned Subsidiaries
    - Investment Funds (Private)
        - Alternative Securities Markets Group Corporation Fixed Income Fund, LLC (to be formed)
            - Open End Fixed Return Fund
        - ASMG Fixed Income Fund I, LLC (to be formed in 2014)
            - Closed Ended Fund
        - ASMG Fixed Income Fund II, LLC (to be formed in 2014)
            - Closed Ended Fund
        - ASMG Fixed Income Fund III, LLC (to be formed in 2014)
            - Closed Ended Fund
        - ASMG Fixed Income Fund IV, LLC (to be formed in 2014)
            - Closed Ended Fund
        - ASMG Fixed Income Fund V, LLC (to be formed in 2014)
            - Closed Ended Fund
    - Private Operating Companies (all to be formed in 2014)
        - Samba Brazilian Gourmet Pizza Corporation
        - Alternative Securities Market, Inc.
            - Alternative Securities Markets Group Aviation and Aerospace Market, LLC
            - Alternative Securities Markets Group Biofuels Market, LLC
            - Alternative Securities Markets Group California Water Rights Market, LLC
            - Alternative Securities Markets Group Commercial Mortgage Clearinghouse, LLC
            - Alternative Securities Markets Group Energy Market, LLC
            - Alternative Securities Markets Group Entertainment and Media Market, LLC
            - Alternative Securities Markets Group Fashion and Textiles Market, LLC
            - Alternative Securities Markets Group Financial Services Market, LLC
            - Alternative Securities Markets Group Food and Beverage Market, LLC

        - Alternative Securities Markets Group Hotel and Hospitality Market, LLC
        - Alternative Securities Markets Group Life Settlement Market, LLC
        - Alternative Securities Markets Group Medical Device and Pharmaceuticals Market, LLC
        - Alternative Securities Markets Group Mining and Mineral Rights Market, LLC
        - Alternative Securities Markets Group Oil and Natural Gas Market, LLC
        - Alternative Securities Markets Group Residential Mortgage Clearinghouse, LLC
        - Alternative Securities Markets Group Restaurant and Nightclub Market, LLC
        - Alternative Securities Markets Group Retail and E-Commerce Market, LLC
        - Alternative Securities Markets Group New Technologies Market, LLC
- Minority Equity Ownership Interests
    - Alternative Securities Markets Group Corporation holds 2-10% minority equity positions in all companies listed on the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com)

NOTE: An Adviser's RELATED PERSONS are: (1) the Adviser's Officers, or Directors (or any person performing similar functions); (2) all persons directly or indirectly controlling, controlled by, or under common control with the Adviser; (3) all of the Adviser's current employees; and (4) any person providing investment advice on the Adviser's behalf.

WE ADDRESS THIS ISSUE BY DISCLOSING THE RISKS TO OUR CLIENTS

The Risk of a conflict of interest in any such arrangement lies in the compensation to be received; it creates an incentive to recommend the service.

Otherwise, our Firm has not other related person that is a:

- Municipal Securities Dealer
- Government Securities Dealer or Broker
- A Mutual Fund
- A Unit Investment Trust
- Offshore Fund
- Another Investment Adviser / Financial Planner
- A Futures Commission Merchant, Commodity Pool Operator or Commodity Trading Advisor
- A Bank or a Thrift Institution

- An Insurance Company or Agency
- A Pension Consultant
- A Real Estate Broker or Dealer
- A Sponsor or Syndicator of Limited Partnerships

D. Do we recommend or select other Investment Advisers for our Clients? NO, we do not. If an Adviser selects or recommends other advisers for a Client, the Adviser must disclose any compensation arrangements or other business relationships between the Advisory Firms that create material conflicts of interest between the adviser and its clients along with a discussion of the conflict and how they are addressed.

Do we receive compensation form other advisers for our referrals? NO, this does not apply. The compensation advisers may receive, clients should note, creates an incentive to make the recommendation and thereby an inherent risk of a conflict of interest. We address this possible conflict of interest first by bringing to our Clients' attention and by disclosing that this does not apply to our Firm.

De we have any other business relationships with advisers that could cause a conflict of interest, and if "yes", how do we address them? NO, we do not.

Item 11. Code of Ethics:

A. As required by the SEC Rule 204A-1 or similar state rules, our Firms has adopted a Code of Ethics. The Firm has created a Code of Ethics (November 2014) which addresses primarily issues involved in monitoring proprietary "investment" activities (there are no "trading activities" associated with Alternative Securities Markets Group Corporation). A Copy is available upon written request.

Please note that using any insider information, information that is not readily available to all participants in a securities marketplace (upon making a reasonable effort to obtain that information), for any person, ourselves or relatives or clients or any other person, is strictly illegal and punishable by fines and imprisonment.

How Our Firm Controls Sensitive Information:

- Building Security: Controlled Entrances, Visitor Screening, Security Monitoring devices, including (but not limited to); security cameras, motion detectors, pass codes, and alarms
- Office Door Locks
- Locked File Cabinets
- Password Protected Computer Screens and Databases; Computer "sleep" if left unused
- Fire Prevention Equipment
- Office area under continual supervision

B. Does your Firm or a related person recommend to our Clients, or de we buy or sell for our Client" accounts, securities in which we or a related person has a material interest?

a. Our Firm and/or its Associates:
   i. Buy or Sell for the Firm or for themselves any securities that we also recommend to our Investment Advisory Clients
      1. WE DO NOT
   ii. Invest or are permitted to invest in securities related to those we may recommend to Investment Advisory Clients?
      1. WE DO NOT

b. Our Firm and its Associates:
   i. Buy Securities for the Firm or for themselves from Advisory Clients?
      1. WE DO NOT
   ii. Sell Securities the Firm or its Associates own to Advisory Clients?
      1. The Firm may recommend securities of Private Funds that the Firm is a Manager and is a wholly owned subsidiary
   iii. In their capacity as a broker / dealer agent, transact purchases or sales of any Investment Advisory Client's securities directly to any person?
      1. WE DO NOT
   iv. Recommend securities to our advisory clients in which our Firm or any person or other firm related to our Firm has some other proprietary ownership or other financial interest
      1. The Firm may recommend securities of Private Funds that the Firm is a Manager and is a wholly owned subsidiary
      2. The Firm may recommend securities of companies associated with the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com), of which, the Company holds a minority equity ownership interest in each of these companies, though it receives no financial compensation for any investments made.
   v. Act as an investment adviser to an investment company that we recommend to our Clients?
      1. WE DO NOT

C. Personal Trading: There are no "Trading Activities" Associated with the Alternative Securities Markets Group Corporation

D. Personal Trading: There are no "Trading Activities" Associated with the Alternative Securities Markets Group Corporation

Item 12. Brokerage Practices:

A. Does our Firm select a broker / dealer for you?
    a. NO WE DO NOT, THERE ARE NO ACTIVITIES OR SERVICES ASSOCIATED WITH THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION THAT INVOLVE BROKER DEALERS, EXCEPT FOR 'ISSUER SERVICES'.

Item 13. Review of Accounts:

A. Does someone in our Firm review investment account portfolios and how often?

    a. The Alternative Securities Markets Group Corporation does not maintain investment accounts for our Investment Advisory Clients. Though, Mr. Steven J. Muehler, Founder and Chief Executive Officer of the Firm. At Mr. Muehler's discretion, he may delegate review of a client's "advisory portfolio of investments" to another qualified Registered Investment Adviser.

B. What factors might trigger a review in addition to our periodic review?

    a. Certain advisory portfolios may be reviewed in the event of significant changes in the markets or due to socio-political factors deemed to affect those portfolios or input provided through our own research. Changes to an Investment Advisory Client's expressed goals, needs, or financial condition may also tripper a review of a client's portfolio. Clients are encouraged to maintain regular contact with the Investment Adviser, especially to keep the Firm informed of any changes to the Client's status.

C. What regular reports do we or other provide you? Are they written reports? What do they contain?

    a. All Companies and Funds that we recommend will send confirmation of each transaction that the client chooses to complete, directly to the client. Each Company or Fund will send monthly or quarterly statements, unless the Company is a "non-reporting" company as defined by the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com).

Item 14. Client Referrals and Other Compensation:

A. Does someone other than a Client of our Firm pay our Firm or related persons, or otherwise provide economic benefit to our Firm, for the investment advice we provide to Investment Advisory Clients?

    a. Our Firm is not compensated in any way from third parties for our Investment Advisory.

B. Does our Firm or a firm related to us through some form of ownership pay someone, directly or indirectly, for client referrals?

    a. NO WE DO NOT

Item 15: Custody:

A. Does our Firm have discretionary authority over Client Assets?
    a. NO WE DO NOT, NO OPERATION OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION INVOLVES ANY TYPE OF CUSTODY OF ANY OF A CLIENTS ASSETS

Item 16: Investment Discretion:

A. Does our Firm have Discretionary Authority over a Client's Assets?
    a. NO WE DO NOT, NO OPERATION OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION INVOLVES ANY TYPE OF CUSTODY OF ANY OF A CLIENTS ASSETS

Item 17: Voting Client Securities:

A. Does our Firm have, or will it accept authority, to vote Investment Advisory Client Securities?
    a. NO. The Firm's policies and procedures manual, our agreements and this disclosure brochure will state:
        i. "Clients should note that the Adviser does not undertake to vote any proxies to the investments a client may choose to make, or have. It remains the Client's right to vote all proxies; voting proxies is an important means for the investor to understand the companies in whose securities he / she is invested."

    b. This is our policy and our procedure: THAT WE DO NOT VOTE PROXIES. Our Firm does not vote its Advisory Client's proxies. We state in our agreement and here in these disclosures. Our Firm urges our Clients to read and participate in the voting process tied to the shares they own in various companies as an excellent means for our clients to become familiar with those companies in which they are invested.

Item 18: Financial Information:

A. Does your Firm have Custody of Client Funds or Securities?
    a. NO WE DO NOT

B. Does our Firm have any financial condition that could reasonably seem likely to impair our ability to meet our contractual commitments to clients?
    a. NO WE DO NOT

C. Has our Firm been the subject of a bankruptcy during the last ten years?
    a. No, it has not

Item 19: State Registration Information:

If you are registering or are registered with one or more State Securities Authorities, you must respond to the following additional items:

A. Identify each of your Principal Executive Officers and Management Persons, and describe their formal education and business background.

   Mr. Steven Joseph Muehler is the Founder and Chief Executive Officer of the Alternative Securities Markets Group Corporation, which opened the "Alternative Securities Market" to companies seeking both an initial public offering and a public listing of the Company's Securities in April of 2014, and is opening the market to the general investing public on January 1st, 2014.

   Unlike the current "CrowdFunding" Sites over saturating the Alternative Securities Investment Industry today, the Alternative Securities Market is the FIRST and ONLY CrowdFunding Site that is open to ALL INVESTORS (U.S. Citizens, Non-U.S. Citizens, Accredited Investors, Nom-Accredited Investors, Private Individual Investors, and Institutional Investors and Advisors).

   The Alternative Securities Market is the First and Only Primary and Secondary Market for the initial issue and resale of Regulation A, Regulation S and Regulation D Securities (Regulation D, Regulation S, and certain Regulation A Securities of "shell companies" are restricted from resale for 6-12 months). The Alternative Securities Market operates as a private, transparent equity and debt securities marketplace, offering market participants a comprehensive range of services to meet their needs, including facilitating "initial public offerings" for Regulation A, Regulation S and Regulation D securities. The Alternative Securities Markets Group also supplies both market, industry and listed company data. The total product offering at the Alternative Securities Market includes: Common Stock, Preferred Stock, Convertible Preferred Stock, Debt Notes (asset backed & secured notes only) and Convertible Debt Notes.

   Mr. Muehler has more than fifteen years investment banking industry and corporate finance industry experience, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans and leading fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Securitizations, Energy, Biofuels, Mining and Mineral Rights, Oil and Natural Gas, Medical Device,

Pharmaceuticals and New Technology Market Capitalization and Management ranging from Fortune 100 companies to early stage ventures.

Prior to founding the Alternative Securities Markets Group in April of 2014, Mr. Muehler served as a corporation capitalization and securities advisor for both private and public securities offerings.

Before beginning his career in the Corporate Investment Banking Market, Mr. Muehler Served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Reverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies, and during his time as an advisor, that Mr. Muehler gained valuable experience working with multinational finance and domestic investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

During the last year, Mr. Muehler has served as the "counter point to CrowdFunding" on his weekly Radio and HDWebTV Series, "Steve Muehler, On the Corner of Main Street and Wall Street". The Show returns on January 2nd, 2014 with a weekly 2-3 hour broadcast.

Mr. Muehler is also the Founder and Chief Executive Officer of "Samba Brazilian Gourmet Pizza Corporation".

B. Describe any business in which you are actively engaged (other than giving investment advice) and the approximate amount of time spent on that business.

Alternative Securities Markets Group Corporation (40-80 hours per week)

- a. Wholly owned Subsidiaries
  - i. Investment Funds (Private)
    1. Alternative Securities Markets Group Corporation Fixed Income Fund, LLC (to be formed)
       - a. Open End Fixed Return Fund
    2. ASMG Fixed Income Fund I, LLC (to be formed in 2014)
       - a. Closed Ended Fund
    3. ASMG Fixed Income Fund II, LLC (to be formed in 2014)
       - a. Closed Ended Fund
    4. ASMG Fixed Income Fund III, LLC (to be formed in 2014)
       - a. Closed Ended Fund
    5. ASMG Fixed Income Fund IV, LLC (to be formed in 2014)
       - a. Closed Ended Fund
    6. ASMG Fixed Income Fund V, LLC (to be formed in 2014)
       - a. Closed Ended Fund
  - ii. Private Operating Companies (all to be formed in 2014)

1. Samba Brazilian Gourmet Pizza Corporation
2. Alternative Securities Market, Inc.
    a. Alternative Securities Markets Group Aviation and Aerospace Market, LLC
    b. Alternative Securities Markets Group Biofuels Market, LLC
    c. Alternative Securities Markets Group California Water Rights Market, LLC
    d. Alternative Securities Markets Group Commercial Mortgage Clearinghouse, LLC
    e. Alternative Securities Markets Group Energy Market, LLC
    f. Alternative Securities Markets Group Entertainment and Media Market, LLC
    g. Alternative Securities Markets Group Fashion and Textiles Market, LLC
    h. Alternative Securities Markets Group Financial Services Market, LLC
    i. Alternative Securities Markets Group Food and Beverage Market, LLC
    j. Alternative Securities Markets Group Hotel and Hospitality Market, LLC
    k. Alternative Securities Markets Group Life Settlement Market, LLC
    l. Alternative Securities Markets Group Medical Device and Pharmaceuticals Market, LLC
    m. Alternative Securities Markets Group Mining and Mineral Rights Market, LLC
    n. Alternative Securities Markets Group Oil and Natural Gas Market, LLC
    o. Alternative Securities Markets Group Residential Mortgage Clearinghouse, LLC
    p. Alternative Securities Markets Group Restaurant and Nightclub Market, LLC
    q. Alternative Securities Markets Group Retail and E-Commerce Market, LLC
    r. Alternative Securities Markets Group New Technologies Market, LLC

b. Minority Equity Ownership Interests
    i. Alternative Securities Markets Group Corporation holds 2-10% minority equity positions in all companies listed on the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com)

C. In addition to the description of your fees in response to Item 5 of part 2A, if you or a supervised person are compensated for advisory services with performance-based fees, explain how these fees will be calculated. Disclose specifically that performance-based compensation may create an incentive for the adviser to recommend an investment that may carry a higher degree of risk to the client.

a. We receive not "performance based" compensation for any Investment Advisory Services.

D. If you or a management person has been involved in one of the events listed below, disclose all material facts regarding the event:

a. An award or otherwise being found liable in an arbitration claim alleging damages in excess of $2,500, involving any of the following:
   i. An investment or an investment-related business or activity;
   ii. Fraud, false statement(s), or omissions
   iii. Theft, embezzlement, or other wrongful taking of property
   iv. Bribery, forgery, counterfeiting, or extortion; or
   v. Dishonest, unfair, or unethical practices.
   vi. NO WE HAVE NOT TO ALL POINTS

b. An award of otherwise being found liable in a civil, self-regulatory, or administrative proceeding involving any of the following:
   i. An investment or an investment-related business activity;
   ii. Fraud, False Statement(s), or omissions
   iii. Theft, embezzlement, or other wrongful taking of property;
   iv. Bribery, forgery, counterfeiting, or extortion; or
   v. Dishonest, unfair, or unethical practices.
   vi. NO WE HAVE NOT TO ALL POINTS

E. In addition to any relationship or arrangement described in response to Item 10.C of Part 2A, describe any relationship or arrangement that you or any of your Management Persons have with any issuer of securities that is not listed in Item 10.C of Part 2A

a. NONE

PART 2B: ***The Brochure Supplement:*** Here we provide information about advisory personnel on whom you rely for Investment Advice. We must provide this supervised person's supplement to you, our client initially at or before the time when that specific supervised person begins to provide you with advisory services.

MR. STEVEN JOSEPH MUEHLER
Born August 11th, 1975

Item 2: ***Educational Background and Business Experience:***

Mr. Steven Joseph Muehler is the Firm's Founder and Chief Executive Officer. Mr. Muehler was born in August of 1975, and grew-up and attended High School in Wahpeton, North Dakota. After graduating from Wahpeton Senior High School in 1994, Mr. Muehler enlisted in the United States Marine Corps, and was honorably discharged from Active Duty in 1999.

While enlisted in the United States Marine Corps, Mr. Muehler began his college studies through the Marine Corps Distance Education Program. Mr. Muehler took college level courses and earned college credits from: The University of North Dakota, The University of Minnesota, The University of Minnesota, Brigham Young University, The University of Alabama and the University of South Carolina. Upon being honorably discharged from the United States Marine Corps in 1999, Mr. Muehler continued his college education at Charleston Southern University in North Charleston, South Carolina.

Mr. Muehler has more than fifteen years investment banking industry and corporate finance industry experience, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans and leading fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Securitizations, Energy, Biofuels, Mining and Mineral Rights, Oil and Natural Gas, Medical Device, Pharmaceuticals and New Technology Market Capitalization and Management ranging from Fortune 100 companies to early stage ventures.

Prior to founding the Alternative Securities Markets Group in April of 2014, Mr. Muehler served as a corporation capitalization and securities advisor for both private and public securities offerings.

Before beginning his career in the Corporate Investment Banking Market, Mr. Muehler Served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Reverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies, and during his time as an advisor, that Mr. Muehler gained valuable experience working with multinational finance and domestic investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

During the last year, Mr. Muehler has served as the "counter point to CrowdFunding" on his weekly Radio and HDWebTV Series, "Steve Muehler, On the Corner of Main Street and Wall Street". The Show returns on January 2nd, 2014 with a weekly 2-3 hour broadcast.

Item 3. ***Disciplinary Information:*** In the Investment Adviser Public Disclosure Site one may find the following disclosures regarding Mr. Muehler. "This Investment Adviser Representative is currently registered in **ONE** jurisdiction.
Is this Investment Adviser Representative currently suspended with any jurisdiction? **NO**
Are there events disclosed about this Investment Adviser Representative? **NO**

Item 4: ***Other Business Activities:*** As noted above and in ADV Part 2A, Mr. Steven J. Muehler is the Founder and Chief Executive Officer of the Alternative Securities Markets Group Corporation, and the sole shareholder of the Corporation. The Alternative Securities Markets Group Corporation has multiple subsidiaries and minority equity ownership interests as detailed in ADV Part 2A. Mr. Muehler, nor the Alternative Securities Markets Group Corporation, receives no commissions or financial compensation from Investment Advisory Clients who choose to invest in one of these companies.

Item 5: ***Additional Compensation:*** Mr. Muehler currently receives no other forms of income outside of the investment adviser counseling. Mr. Muehler in the future may receive advisory income from the wholly owned subsidiaries of the Alternative Securities Markets Group Corporation, as well as income from Samba Brazilian Gourmet Pizza Corporation. An amendment to this document will be filed and delivered to all Clients of the Alternative Securities Markets Group Corporation upon any change to Mr. Muehler's income.

Item 6: ***Supervision:*** Mr. Muehler is the Firm's Founder and Chief Executive Officer; he is largely his own supervisor. He maintains on file, in the Firm's office reports, his formulation of his recommendations for the regulator to review at will.

Item 7: ***State Registration Requirements:*** Mr. Muehler is registering as a representative of the Advisory firm in California, Florida, New York, Nevada, and Arizona. None of the disciplinary or regulatory events noted under this item applies to Mr. Muehler. He has not been subject of a bankruptcy filing in the past ten years.

Form U10

Please review your responses below. If you would like to correct any errors, click the "Back" button on the bottom of this page.

When you are ready to continue, press the "Submit Form" button below. Once you click "Submit Form", this form cannot be modified.

Candidate Personal Information

Application ID	2461861 (Use this for future reference)
Name	Steven Joseph Muehler
Do you have SSN?	Yes
Social Security Number	*****5571
Date of Birth	**********
Phone	213-407-4386
Email	stevemuehler@gmail.com
Address	4050 Glencoe Avenue Unit 210 Marina Del Rey, CA 90292 United States

Firm Information

Firm Name	
Firm BD Number	
Contact	
Phone	
Email	
Address	United States

Regulatory Agency

None

Examinations

Section A	None Selected		
Section B	None Selected		
Section C	Series 65	Uniform Investment Advisor Law Examination	$155
Section D	None Selected		
Section E	None Selected		
		Total	**$ 155**

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PROMETRIC

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NEW APPOINTMENT:

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- Additional Information
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0000000076257363|1 65

Name:	Steven Muehler
Address:	
Home (Evening) Phone:	213-407-4386
Work/Day Phone:	213-407-4386
Program Name:	FINRA
Appointment Name:	1-65 Uniform Investment Adviser Law Examination
Test Center Number:	0001 - Los Angeles - Culver City
Test Center Address:	5601 WEST SLAUSON AVENUE SUITE 110 (Los Angeles - Metro Area)
Test Center City:	Culver City
Test Center Country:	CA, USA
Test Center Phone #:	(310)337-6696
Appointment Date:	29 Dec 2014
Appointment Time:	1:00 PM
Appointment Duration:	3:30
E-mail:	stevemuehler@gmail.com

You will receive an e-mail within 15-minutes containing your appointment confirmation details.Please check your spam folder if you do not receive your confirmation email. Update your email security filters to allow emails from emailconfirmations@prometric.com

The Prometric website, www.prometric.com, is available 24 hours a day, seven days a week for you to reschedule, cancel or confirm your appointment.

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EXHIBIT E

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION
MARKET LISTING AGREEMENT:
(Amended December 1st, 2014)

THIS AGREEMENT, dated as of the date executed by ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION ("ASMG"), a California Stock Corporation, located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, by and between ASMG and **Secure Authenticated Systems, Inc.**

The Company's eligibility to list and promote its securities offering on the Alternative Securities Market's ("ASM") Primary and Secondary Private Alternative Securities Market at http://www.AlternativeSecuritiesMarket.com is more fully defined in, and is governed by, the ASMG Market Listing Agreement, as amended from time to time, which, together with all attachments, appendices, addenda, cover sheets, amendments, exhibits, schedules and other materials referenced therein (collectively, the "Agreement"), are attached hereto and incorporated herein by reference in their entirely.

The Company requests to enter into a Market Listing Agreement with ASMG and to have its securities listed on one of the following tiers of the Alternative Securities Markets at http://www.AlternativeSecuritiesMarket.com, as applicable, as evidenced by an authorized officer of the Company initialing and dating below next to the Alternative Securities Market Tier being requested:

MUST CHOOSE ONE ASM MARKET TIER BELOW:

ASM MARKET	Initials	Date
ASM VENTURE MARKET *(Raising $100,000 to $1,000,000)*	X JMG	X 12/06/2014
ASM MAIN MARKET *(Raising $1,000,001 to $5,000,000)*		
ASM GLOBAL PRIVATE MARKET		
ASM POOLED FUNDS MARKET		

SEE MARKET TIER LISTING REQUIREMENTS ON THE NEXT PAGE BEFORE CHOOSING A MARKET TIERM TO APPLY FOR LISTING:

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

ASM VENTURE MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $100,000 USD
- Maximum Offering: $1,000,000 USD
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM MAIN MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $1,000,001 USD
- Maximum Offering: $5,000,000 USD
- Proposed New Maximum Offering: $50,000,000 USD (upon enactment of Regulation A Plus / Tier II)
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM GLOBAL PRIVATE MARKET:

- U.S., Canadian and International Companies
- Securities are issued pursuant to Regulation D and Regulation S
- Market open to all U.S. Accredited Investors and International Investors (No non-accredited)
- Regulation D Shares issued with 6-12 month restrictions on trade
- Regulation S Shares issued with 6-12 month restrictions on trade
- U.S. and Canadian Company Minimum Offering: $5,000,001 USD
- International Company Minimum Offering: $1,000,001 USD
- Maximum Offering: Unlimited
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- No SEC Comment or Review

ASM POOLED FUNDS MARKET:

- By Invite Only

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

MARKET SEGMENTS:

(___) Alternative Securities Market Aviation & Aerospace Market

(___) Alternative Securities Market Biofuels Market

(___) Alternative Securities Market California Water Rights Market

(___) Alternative Securities Market Commercial Mortgage Clearinghouse

(___) Alternative Securities Market Energy Market

(___) Alternative Securities Market Entertainment & Media Market

(___) Alternative Securities Market Fashion & Textiles Market

(___) Alternative Securities Market Financial Services Market

(___) Alternative Securities Market Food & Beverage Market

(___) Alternative Securities Market Hotel & Hospitality Market

(___) Alternative Securities Market Life Settlement Market

(_X_) Alternative Securities Market Medical Device & Pharmaceuticals Market

(___) Alternative Securities Market Mining & Mineral Rights Market

(___) Alternative Securities Market Oil & Natural Gas Market

(___) Alternative Securities Market Residential Mortgage Market

(___) Alternative Securities Market Restaurant & Night Club Market

(___) Alternative Securities Market Retail & E-Commerce Market

(___) Alternative Securities Market New Technologies Market

Type of Direct Public Offering: *(Choose One)*

Common Stock: (_X_)
Preferred Stock: (__)
Membership Units / Equity Interests: (__)
Debt Note / Corporate Bond: (__)
Royalty Interest: (__)
Other: ______________________________

Type of Public Reporting: *(Choose One of Three options below)*

(X) OPTION ONE: Public Reporting Company:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as *"true and accurate"* by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Annual Audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of AUDITED financial statements within 60 days of the close of each business fiscal year. Company financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements.

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the *"current status of the company"* and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly *"State of the Company Letter"* and email the *"State of the Company Letter"* to all investors of the Company and to Alternative Securities Markets Group. The *"State of the Company Letter"* should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the *"State of the Company Letter"* will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

( ) OPTION TWO: Limited Reporting Company:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

( ) OPTION THREE: Non-Reporting Company:

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

The Company agrees to continue to acknowledge that members of Alternative Securities Markets Group Corporation shall continue to be relying on the Company and business information when preparing the Company for a 'Direct Public Offering of Securities' and listing on the Alternative Securities Market. All members of the Company represent that all such information he or she is providing to Alternative Securities Markets Group Corporation is true and complete to the best of his or her knowledge. All members of the Company acknowledge that members of Alternative Securities Markets Group Corporation may provide the information submitted to other necessary parties or its affiliates in the course of preparing the proposed 'Direct Public Securities Offering' and listing on the Alternative Securities Market. All members of the Company shall promptly submit any additional information which supplements or reflects material changes in any of the information submitted to Alternative Securities Markets Group Corporation members. Furthermore, all members of the Company shall certify at each submission that all of the information supplied to Alternative Securities Markets Group Corporation is accurate and complete, to the best of her or her knowledge.

Reporting Requirements: (To Be Emailed to Legal@AlternativeSecuritiesMarket.com)

1. Company agrees to continue to provide the information as requested by the Alternative Securities Markets Group.
2. Copy of Final Business Plan / Private Placement Memorandum
3. Copy of the Articles of Incorporation
4. Details on Current Shareholders (Detail number of shares authorized, detailed number of shares issued and outstanding and who holds those shares).
5. BIOGRAPHIES of each Executive Member of the Company, NO RESUMES
6. Details on any issued options or warrants of the Company
7. Details on any debts of the Company
8. Details on all Permitting, Licensing or Regulatory Approvals Required for operation
9. Complete use of Funds Schedule

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Alternative Securities Markets Group to provide the following (ASM Venture Market and ASM Main Market ONLY):

- Preparation of all Securities Registration Statements and Public Offering Memorandums
- All International, Federal & State Registrations, Submissions, Qualifications and Compliance.
- File SEC Form ID for SEC CIK Number and Edgar Filer Passcodes
- Complete Drafting of Regulation A Registration Statement on SEC Form 1-A
- Complete Drafting of Regulation S Securities Offering
- Issuance of International Stock Identification Number
- Printing, Binding and Filing of SEC Form 1-A with the United States Securities and Exchange Commission
- Printing, Binding and Filings of all Amended SEC Form 1-As required for the answering of all comments received from the SEC during the course of the Regulation A Review, Comment and Qualification process
- NASAA Registration of the Regulation A in the Following States (State Registration Fees to be paid upfront by the Alternative Securities Markets Group):
    - California
    - New York
    - Florida
    - Illinois
    - Texas
    - New Jersey
    - Pennsylvania
    - Nevada
    - Arizona
    - One more State as chosen by the Company
- Publishing of a Company page on the selected market tier that contains all information about the Company's Stock and Offering
- Publishing of a Company page for the Company's publishing of a Public Reporting Requirements

FEES PAID BY THE ALTERNATIVE SECURITIES MARKETS GROUP:

- SEC CIK Number Issuance - $0.00
- International Stock Identification Number: $500
- SEC Form 1-A Filing with the SEC (each submission of seven copies, includes: printing, binding, binding materials, paper materials, ink / toner and postage): $50
- NASAA Coordinated Review Submission - $450 for NINE States
- State Registration and Filing Fees for Direct Initial Public Offering:
    - California: $200 plus 1/5 of 1% of the Offering
    - New York: $300 ($500,000 or less) to $1,200 ($500,001 or more)
    - Florida: $1,000
    - Texas: $100 plus 1/10th of 1% of the Offering
    - New Jersey: $1,000
    - Pennsylvania: $500 Plus 1/20th of 1% of the Offering
    - Nevada: 0.02% of the Offering (Min: $200 / Max: $2,000)
    - Arizona: 1/10th of 1% of the Offering (Min: $200 / Max: $2,000)
    - Other State Chosen by the Company: $200 to $2750

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Costs Associated with Public Listings and Public Offering:
Company acknowledges that there shall be fees associated with the Company's Direct Public Securities Offering and listing on the Alternative Securities Market.

REGULATION A W/ REGULATION S SECURITIES OFFERING:

- Monthly ASM Listing & Public Reporting Fees:
  - Public Reporting Companies: $75 per month
- *First payment due upon execution of this agreement, and every month thereafter. Companies will continue to be public reporting during and after public capitalization. Companies are required to keep current their public reporting as detailed in this agreement. This monthly fee shall continue until the Company becomes quoted on the OTCQB or OTCQX Market or a Regulated Stock Exchange such as the NYSE or NASDAQ).*
- BROKER DEALERS: The Alternative Securities Markets has a network of more than 250 Dealer Brokers. Company's entering into an agreement with a Broker Deal can expect to pay the Broker deal a commission ranging from 2% to more than 10%.
- MARKETING COSTS: Companies not securing a relationship with a Listed Alternative Securities Market Broker Deal can expect to pay in the range of 2-5% of Investor Proceeds in additional marketing and advertising costs to complete the Public Offering. None of these costs are paid to the Alternative Securities Markets Group Corporation, and the Alternative Securities Markets Group Corporation does not receive and "kickbacks", or any other form of compensation for any referrals it gives to marketing, PR or advertising firms.
- **Upon SEC Qualification of the Regulation A Securities Registration, a payment of $15,000 to Alternative Securities Markets Group Corporation for services rendered in association with the Regulation A qualification. This can be paid:**
  - **In cash, check, wire or credit card; or**
  - **Issuance of 2% of the Company's issued and outstanding common stock shares (see agreement below).**

Additional Items:
Alternative Securities Markets Group Corporation has determined that the structure and terms of the proposed Debt and/or Equity Capital Offering and Listing, as described in this Agreement, are in compliance with all applicable International, Federal, State and Local Laws, Rules and Regulations regarding Private and Public Debt and/or Equity Public Offerings.

We look forward to partnering with you on this business opportunity.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed by their duly authorized officers. Signature on this Cover Sheet is in lieu of, and has the same effect as, signature on each document referenced herein.

COMPANY

Company Name: SECURE AUTHENTICATED SYSTEMS, INC

Company Address: 3655 West Tropicana Avenue, Las Vegas, NV 89103

By (signature): James M Garlie

Print Name: Mr. James M. Garlie

Title: Chief Executive Officer

Date: 12/06/2014

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION:

By: [signature]

Name: Mr. Steven J. Muehler

Title: Founder & Chief Executive Officer

Date: 12/05/2014

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Secure Authenticated Systems, Inc.

COMMON STOCK PURCHASE AGREEMENT
(TO BE EXECUTED ONLY UPON SEC QUALIFICATION OF THE REGULATION A SECURITIES OFFERING)

This Common Stock Purchase Agreement (the "Agreement") is made as of ____________________, by and between **SECURE AUTHENTICATED SYSTEMS, INC**, a **NEVADA** corporation (the "Company"), and ***ALTERNATIVE SECURITIES MARKET CORPORATION*** (the "Purchaser").

RECITALS

A. Purchaser has provided, and is providing, consulting services to the Company with respect to the Issuance of Securities through a Direct Public Offering (the "Services"), and, in consideration for the Services, the Company desires to issue and sell the Shares (as defined in Section 1 below) to Purchaser, and Purchaser desires to purchase the Shares from the Company.

B. The Company's Board of Directors (the "Board") unanimously approved the issuance and sale of the Shares to Purchaser on ____________________.

AGREEMENT

NOW THEREFORE, the undersigned agree as follows:

1. **Sale of Stock.** Subject to the terms and conditions of this Agreement, on the Purchase Date (as defined below) the Company will issue and sell to Purchaser, and Purchaser agrees to purchase from the Company, FOUR HUNDRED FIFTY THOUSAND shares of the Company's Common Stock (the "Shares") at a purchase price of $0.03 per Share for a total purchase price of $15,000, which is greater than or equal to the par value of the shares. The term "Shares" refers to the purchased Shares and all securities received in replacement of or in connection with the Shares pursuant to stock dividends or splits, all securities received in replacement of the Shares in a recapitalization, merger, reorganization, exchange or the like,

and all new, substituted or additional securities or other properties to which Purchaser is entitled by reason of Purchaser's ownership of the Shares.

2. **Purchase**. The purchase and sale of the Shares under this Agreement shall occur at the principal office of the Company simultaneously with the execution of this Agreement by the parties or on such other date as the Company and Purchaser shall agree (the "Purchase Date"). The Board has determined that the Services rendered by Purchaser on or prior to the date hereof (the "Past Services") have a value in excess of the aggregate purchase price of the Shares. On the Purchase Date, the Company will deliver to Purchaser a certificate representing the Shares to be purchased by Purchaser (which shall be issued in Purchaser's name) and the Purchaser shall agree that such Shares shall constitute full payment for the Past Services.

3. **Limitations on Transfer**. In addition to any other limitation on transfer created by applicable State or Federal Securities Laws, Purchaser shall not assign, encumber or dispose of any interest in the Shares except in compliance with the provisions below and applicable securities laws.

(a) **Right of First Refusal**. Before any Shares held by Purchaser or any transferee of Purchaser (either being sometimes referred to herein as the "Holder") may be sold or otherwise transferred (including transfer by gift or operation of law), the Company or its assignee(s) shall have a right of first refusal to purchase the Shares on the terms and conditions set forth in this Section 3(a) (the "Right of First Refusal").

(i) **Notice of Proposed Transfer**. The Holder of the Shares shall deliver to the Company a written notice (the "Notice") stating: (A) the Holder's bona fide intention to sell or otherwise transfer such Shares; (B) the name of each proposed purchaser or other transferee ("Proposed Transferee"); (C) the number of Shares to be transferred to each Proposed Transferee; and (D) the terms and conditions of each proposed sale or transfer. The Holder shall offer the Shares at the same price (the "Offered Price") and upon the same terms (or terms as similar as reasonably possible) to the Company or its assignee(s).

(ii) **Exercise of Right of First Refusal**. At any time within 30 days after receipt of the Notice, the Company and/or its assignee(s) may, by giving written notice to the Holder, elect to purchase all, but not less than all, of the Shares proposed to be transferred to any one or more of the Proposed Transferees, at the purchase price determined in accordance with subsection (iii) below.

(iii) **Purchase Price**. The purchase price ("Purchase Price") for the Shares purchased by the Company or its assignee(s) under this Section 3(a) shall be the Offered

Price. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Board in good faith.

(iv) **Payment**. Payment of the Purchase Price shall be made, at the option of the Company or its assignee(s), in cash (by check), by cancellation of all or a portion of any outstanding indebtedness, or by any combination thereof within 30 days after receipt of the Notice or in the manner and at the times set forth in the Notice.

(v) **Holder's Right to Transfer**. If all of the Shares proposed in the Notice to be transferred to a given Proposed Transferee are not purchased by the Company and/or its assignee(s) as provided in this Section 3(a), then the Holder may sell or otherwise transfer such Shares to that Proposed Transferee at the Offered Price or at a higher price, provided that such sale or other transfer is consummated within 120 days after the date of the Notice and provided further that any such sale or other transfer is effected in accordance with any applicable securities laws and the Proposed Transferee agrees in writing that the provisions of this Section 3 shall continue to apply to the Shares in the hands of such Proposed Transferee. If the Shares described in the Notice are not transferred to the Proposed Transferee within such period, or if the Holder proposes to change the price or other terms to make them more favorable to the Proposed Transferee, a new Notice shall be given to the Company, and the Company and/or its assignees shall again be offered the Right of First Refusal before any Shares held by the Holder may be sold or otherwise transferred.

(b) **Involuntary Transfer**.

(i) **Company's Right to Purchase upon Involuntary Transfer**. In the event, at any time after the date of this Agreement, of any transfer by operation of law or other involuntary transfer of all or a portion of the Shares by the record holder thereof, the Company shall have the right to purchase all of the Shares transferred at the greater of the purchase price paid by Purchaser pursuant to this Agreement or the fair market value of the Shares on the date of transfer. Upon such a transfer, the person acquiring the Shares shall promptly notify the Secretary of the Company of such transfer. The right to purchase such Shares shall be provided to the Company for a period of 30 days following receipt by the Company of written notice by the person acquiring the Shares.

(ii) **Price for Involuntary Transfer**. With respect to any stock to be transferred pursuant to Section 3(b)(i), the price per Share shall be a price set by the Board of Directors of the Company that will reflect the current value of the stock in terms of present earnings and future prospects of the Company. The Company shall notify Purchaser or his, her or its executor of the price so determined within 30 days after receipt by it of written notice of the transfer or proposed transfer of Shares. However, if Purchaser does not agree with the valuation as determined by the Board of Directors of the Company, Purchaser shall be entitled to have the valuation determined by an independent appraiser to be mutually agreed upon by the Company and Purchaser and whose fees shall be borne equally by the Company and Purchaser.

(c) **Assignment**. The right of the Company to purchase any part of the Shares may be assigned in whole or in part to any stockholder or stockholders of the Company or other persons or organizations.

(d) **Restrictions Binding on Transferees**. All transferees of Shares or any interest therein will receive and hold such Shares or interest subject to the provisions of this Agreement. Any sale or transfer of the Shares shall be void unless the provisions of this Agreement are satisfied.

(e) **Termination of Rights**. The Right of First Refusal in Section 3(a) and the Company's right to repurchase the Shares in the event of an involuntary transfer pursuant to Section 3(b) above shall terminate upon the earliest to occur of (i) the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), (ii) sale of substantially all the assets of the Company, (iii) a merger in which the Company is not the survivor, or (iv) acquisition of a majority of the outstanding securities of the Company by a single person or entity.

(f) **Market Standoff Agreement**. In connection with the initial public offering of the Company's securities and upon request of the Company or the underwriters managing such offering of the Company's securities, Purchaser agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the Company's initial public offering; provided, however, that all offers and directors of the Company must execute substantially identical agreements.

4. **Investment and Taxation Representations**. In connection with the purchase of the Shares, Purchaser represents to the Company the following:

(a) Purchaser is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

knowledgeable decision to acquire the Shares. Purchaser is purchasing the Shares for investment for its own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act.

(b) Purchaser understands that the Shares have not been registered under the Securities Act by reason of a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Purchaser's investment intent as expressed herein.

(c) Purchaser understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Purchaser acknowledges that the Company has no obligation to register or qualify the Shares for resale. Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

(d) Purchaser understands that Purchaser may suffer adverse tax consequences as a result of Purchaser's purchase or disposition of the Shares. Purchaser represents that Purchaser has consulted any tax consultants Purchaser deems advisable in connection with the purchase or disposition of the Shares and that Purchaser is not relying on the Company for any tax advice.

5. **Restrictive Legends and Stop-Transfer Orders**.

(a) **Legends**. The certificate or certificates representing the Shares shall bear the following legends (as well as any legends required by applicable state and federal corporate and securities laws):

(i) THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE

COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

(ii) THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

(b) **Stop-Transfer Notices**. Purchaser agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

(c) **Refusal to Transfer**. The Company shall not be required (i) to transfer on its books any Shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such Shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Shares shall have been so transferred.

(d) **Removal of Legend**. When all of the following events have occurred, the Shares then held by Purchaser will no longer be subject to the legend referred to in Section 5(a)(ii): (i) the termination of the Right of First Refusal; and (ii) the expiration or termination of the market standoff provisions of Section 3(f) (and of any agreement entered pursuant to Section 3(f)). After such time, and upon Purchaser's request, a new certificate or certificates representing the Shares not repurchased shall be issued without the legend referred to in Section 5(a)(ii), and delivered to Purchaser.

6. **No Continuing Rights**. Nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company, or a parent or subsidiary of the Company, to terminate Purchaser's consulting relationship, for any reason, with or without cause.

7. **Miscellaneous.**

(a) **Governing Law**. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of **NEVADA**, without giving effect to principles of conflicts of law.

(b) **Entire Agreement; Enforcement of Rights**. This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all prior discussions between them. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement. The failure by either party to enforce any rights under this Agreement shall not be construed as a waiver of any rights of such party.

(c) **Severability**. If one or more provisions of this Agreement are held to be unenforceable under applicable State of Federal Law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(d) **Construction; Disclaimer**. This Agreement is the result of negotiations between all parties, and each party has been afforded all opportunities to have this entire agreement reviewed by their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto. The Company agrees and acknowledges that the Purchaser is not providing, nor has it provided, any legal advice to the Company. Accordingly, the Purchaser hereby strongly urges the Company to retain its own legal and/or financial advisors to assist the Company in evaluating the merits of the transactions described herein. This Agreement shall only be used for the specific purposes described herein.

(e) **Notices**. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient when delivered personally or sent by telegram or fax or 48 hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, and addressed to the party to be notified at such party's address or fax number as set forth below or as subsequently modified by written notice.

(f) **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

(g) **Successors and Assigns**. The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by the Company's successors and assigns. The rights and obligations of Purchaser under this Agreement may only be assigned with the prior written consent of the Company.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

The parties have executed this Agreement as of the date first set forth above.

SECURE AUTHENTICATED SYSTEMS, INC.

By:______________________________

Name: Mr. James Garlie

Title: Chief Executive Officer

Address: 3655 West Tropicana Avenue, Suite 3044

Las Vegas, NV 89103

PURCHASER:

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION

By:______________________________

Name: Mr. Steven J. Muehler

Title: Founder & Chief Executive Officer

Address:
Alternative Securities Markets Group Corp.
4050 Glencoe Avenue
Marina Del Rey, California 90292

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

RECEIPT

SECURE AUTHENTICATED SYSTEMS, INC. hereby acknowledges receipt of services rendered by ***ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION*** in payment of the purchase price of $15,000 for FOUR HUNDRED FIFTY THOUSAND shares of Common Stock of ***SECURE AUTHENTICATED SYSTEMS, INC.*** represented by Certificate No. ____________.

Dated: ______________

SECURE AUTHENTICATED SYSTEMS, INC.

By: ______________________________

Name: Mr. James Garlie

Title: Chief Executive Officer

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

PROMISSORY NOTE

TO BE EXECUTED UPON SEC QUALIFICATION OF REGULATION A SECURITIES OFFERING

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR QUALIFIED UNDER ANY STATE'S SECURITIES LAWS, IN RELIANCE UPON EXEMPTIONS FROM SUCH REGISTRATION AND QUALIFICATION FOR TRANSACTIONS NOT INVOLVING A PUBLIC OFFERING. THIS PROMISSORY NOTE HAS BEEN ACQUIRED FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF. NO SUCH SALE OR OTHER DISPOSITION MAY BE MADE WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL, SATISFACTORY TO THE MAKER OF THIS PROMISSORY NOTE AND ITS COUNSEL, THAT SAID REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS AND THAT THE PROPOSED TRANSFER OR SALE WOULD NOT AFFECT THE ORIGINAL OFFER AND SALE OF THIS PROMISSORY NOTE BY THE MAKER OR THE AVAILABILITY OF ANY EXEMPTIONS FROM REGISTRATION RELIED UPON BY THE MAKER OF THIS PROMISSORY NOTE.

US **$8,025.00**

Las Vegas, Nevada
Date: ____________, 2014

1. **Principal Obligation.** For Value Received, the undersigned, SECURE AUTHENTICATED SYSTEMS, INC., a Nevada Stock Corporation (the "Maker"), promises to pay to ALTERNATIVE SECURITIES MARKET, LLC, a California Limited Liability Company ("Holder"), by check or other currently available funds of the United States of America at such address and place as Holder may designate in writing, **the principal** amount of: EIGHT THOUSAND TWENTY-FIVE DOLLARS AND NO CENTS ($8,025.00), together with interest due and other amounts provided for below. This Promissory Note is referred to herein as this "Note." This Note is not transferable or negotiable to any third party for any reason without the prior written consent of Maker.

USE OF FUNDS:

- Registration of Qualified Regulation A Securities with the North American Securities Administrators Association's Regulation A Coordinated Review Dept.
    - $450.00

- Registration of a $750,000 Regulation A Securities Offering in the State of California ($200 Plus 1/5 of 1% of the Offering)
    - $1,700

- Registration of a $750,000 Regulation A Securities Offering in the State of New York ($300 up to $500,000 and $1,200 for amounts of $500,001 and greater)
  - $1,200

- Registration of a $750,000 Regulation A Securities Offering in the State of Florida (all offerings = $1,000)
  - $1,000

- Registration of a $750,000 Regulation A Securities Offering in the State of Texas ($100 plus 1/10th of 1% of the Offering)
  - $850

- Registration of a $750,000 Regulation A Securities Offering in the State of New Jersey (all offerings = $1,000)
  - $1,000

- Registration of a $750,000 Regulation A Securities Offering in the State of Pennsylvania ($500 plus 1/20th of 1% of the Offering)
  - $875

- Registration of a $750,000 Regulation A Securities Offering in the State of Nevada (0.02% of the Offering (Minimum Fee: $200 / Maximum Fee: $2,000)
  - $200

- Registration of a $750,000 Regulation A Securities Offering in the State of Arizona (1/10th of 1% of the Offering. Minimum Fee: $200 / Maximum Fee: $2,750)
  - $750

2. <u>Interest Payments</u>. ALL INTEREST TO BE PAID SEMI-ANNUALLY. The amount of interest payable hereunder shall be up to 12% per annum. Interest shall not compound and the maximum amount of interest payable each calendar year shall be 12%.

3. <u>Term</u>. This Note has a term of twenty-four (24) months from the date first set forth above. After the term, all amounts due hereunder, including interest, will be due and payable, provided that Maker shall only be obligated to use diligent efforts to payoff principal owed hereunder and that Maker shall be required to make any payment to Holder hereunder only to the extent, that Maker actually receives any such payment amount.

4. <u>Extension of Term</u>. After the expiration of the term, the Holder will be allowed, but will not be required, to elect to reinvest all amounts payable hereunder in which case such amounts will be added to the principal and will be allowed to continue to earn interest under this Note for an additional period of

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

twelve (12) months. If Holder so elects, such amounts shall be retained by Maker and treated by Maker and Holder as increases in the principal amount of this Note.

5. **Prepayment Provision**. There is no penalty for prepayments made on amounts due under this Note, regardless of when any such prepayment occurs. Prepayments may be made at any time.

6. **Default and Acceleration**. All amounts owed hereunder shall, at the option of the Holder, become immediately due and payable upon the happening of any one or more of the following events ("Events of Default").

(a) The Maker shall fail to pay any interest payment on this Note when due for a period of thirty (30) days after notice of such default has been sent by the Holder to the Maker.

(b) The Maker shall dissolve or terminate the existence of the Maker.

(c) The Maker shall file a petition in bankruptcy, make an assignment for the benefit of its creditors, or consent to or acquiesce in the appointment of a receiver for all or substantially all of its property, or a petition for the appointment of a receiver shall be filed against the Maker and remain unstayed for at least ninety (90) days.

Upon the occurrence of an Event of Default, the Holder of this Note may, by written notice to the Maker, declare the unpaid principal amount and all accrued interest of the Note immediately due and payable. Holder's priority under this Section 6 is equal to that of every other Debt or Lien Holder of the Company.

7. **Miscellaneous**.

(a) **Status of Holder**. The Maker may treat the Holder of this Note as the absolute owner of this Note for the purpose of making payments of principal or interest and for all other purposes, and shall not be affected by any notice to the contrary, unless the Maker so consents in writing.

(b) **Securities Act Restrictions**. This Note has not been registered for sale under the Securities Act of 1933, as amended. This Note may not be sold, offered for sale, assigned or otherwise disposed of, unless certain conditions are satisfied. This Note may be pledged as a form of collateral for the purposes of capitalization and operations of the Alternative Securities Market, LLC.

(c) **Attorneys' Fees**. The prevailing party in an action to enforce this Note shall be entitled to reasonable attorneys' fees, costs and collection expense.

(d) **Successors and Assigns**. The Holder may not assign, transfer or sell this Note to any party without the express written consent of the Maker. This Note shall be binding upon and shall inure to the benefit of the parties, their successors and, subject to the above limitation, their assigns, and shall not be enforceable by any third party.

(e) **No Waiver.** No waiver or modification of any of the terms or provisions of this Note shall be valid or binding unless set forth in a writing signed by a duly authorized representative of the Holder and the Maker, and then only to the extent therein specifically set forth. No representations or warranties are made or implied, except as specifically set forth herein.

(f) **Notices**. All notices in connection with this Note shall be in writing and personally delivered or delivered via overnight mail, with written receipt therefore, or sent by certified mail, return receipt requested, to each of the parties hereto at their addresses set forth above (or such other address as may hereafter be designated by either party in writing in accordance with this Section 7) with a copy to **SECURE AUTHENTICATED SYSTEMS, INC., 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103**. Such notice shall be effective upon personal or overnight delivery or five (5) days after mailing by certified mail.

(g) **Section Headings**. The headings of the various sections of the Note have been inserted as a matter of convenience for reference only and shall be of no legal effect.

(h) **Severability**. If any provision or portion of this Note or the application thereof to any person or party or circumstances shall be invalid or unenforceable under applicable law, such event shall not affect, impair, or render invalid or unenforceable the remainder of this Note.

(i) **Applicable Law**. This Note shall be deemed to have been made in the State of **NEVADA**, and any and all performance hereunder, or breach thereof, shall be interpreted and construed pursuant to the laws of the State of **NEVADA** without regard to conflict of laws rules applied in the State of **NEVADA**.

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Maker:

____

Mr. James M. Garlie
Chief Executive Officer
Secure Authenticated Systems, Inc.
3655 West Tropicana Avenue
Las Vegas, Nevada 89103
Phone: (702) 349-6621
Email:
JimGarlie@SASISystems.com

Holder:

____

Mr. Steven J. Muehler
Chief Executive Officer
Alternative Securities Markets Group Corporation
4050 Glencoe Avenue
Marina Del Rey, California 90292
Phone: (213) 407-4383
Email:
Legal@AlternativeSecuritiesMarket.com

Signature Certificate

Document Reference: TYN73AIP9L9WZ9DL8TU9R5

RightSignature
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jimgarliesasisystems.com
Party ID: RPGINZJ5T2XLTAZZNXYLK8
IP Address: 96.26.182.104
VERIFIED EMAIL: jimgarlie@sasisystems.com

Electronic Signature:



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Alternative Securities Markets Group
Party ID: VKGEIBIGLJ9UMJAD5KNZAD
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VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature:



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Timestamp	Audit
2014-12-06 12:35:49 -0800	All parties have signed document. Signed copies sent to: jimgarliesasisystems.com and Alternative Securities Markets Group.
2014-12-06 12:35:49 -0800	Document signed by jimgarliesasisystems.com (jimgarlie@sasisystems.com) with drawn signature. - 75.95.164.29
2014-12-06 11:15:59 -0800	Document viewed by jimgarliesasisystems.com (jimgarlie@sasisystems.com). - 96.26.182.104
2014-12-05 12:18:03 -0800	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2014-12-05 12:17:37 -0800	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2014-12-05 12:17:37 -0800	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17

This signature page provides a record of the online activity executing this contract.

EXHIBIT F

Alternative Securities Market

The Global Alternative Securities Marketplace

HOME MARKETS TIERS SERVICES MARKET SEGMENTS CONTACT

Secure Authenticated Systems, Inc.

Direct Public Offering / ASM Venture Market / Regulation A

Live Interactive IPO Video & Chat Feed Available on IPO Day


SecureLife MedCard®
Byron P Reynold
YOB: 1945
330 Main Street,
Middletown, PA 94332
Conditions: Heart disease, Diabetes - Non-insulin dependent, High Blood Pressure
Medication Allergies: Shellfish, Iodine, X-ray contrast dye, Penicillin
Blood Type: O+
Emergency contacts:
http://slmc.me/381129330
Jun/15/12

Secure Authenticated Systems, Inc.

- Nevada Stock Corporation
- SEC CIK Number: 0001615918
- ISIN Number: Pending
- Regulation A & Regulation S
- **Status: Pending SEC Qualification**

Company Financial Reports:

- View Company Annual Audited and Quarterly non-audited Financials (**Link**)

Monthly "State of the Company" Letters:

- Monthly "State of the Company" Letter from Company Management to Investors (**Link**)

VIEW SEC FILINGS

REQUEST PROSPECTUS

REQUEST PROSPECTUS

Secure Authenticated Systems, Inc.

SECURE AUTHENTICATED SYSTEMS, INC. is a development stage company that is in the process of launching its first of two proprietary products:

1) The **"SecureLife MedCard®"** was developed as a "Stand alone" product (Card only) for use in emergency situations and can be purchased online for $19.95 at www.securelifemedcard.com

2) The SecureLife **"MedCard® PLUS"** includes the card and has online data storage capabilities for individuals who are looking for a secure method of organizing, storing and accessing all of their medical records. This product can be purchased online for $49.90, with annual renewal payments of $29.95 per year. As part of the registration a customer will create a four digit personal identification number (PIN) allowing physicians access to a Firehost cloud hosted server which uses the required HIPAA 256-SSL certificates. The magnetic stripe shown on the back of the card is for physicians who will be provided with a card reader.

The SecureLife MedCard makes it possible for first responders to gain instant access to important information such as a person's medical conditions, allergies, blood type, year of birth and emergency contacts by reading what is printed on the front of the card. First responders will be able to access additional information including the medications a person may be taking and the person's physicians by scanning the Quick Response (QR) code., entering the personalized web address, or call the 888 number, all of which are also printed on the frotn of the care. The SecureLife MedCard "Plus" makes it possible for you to organize and store all of your medical information.

For more information, visit the Company's website at **https://www.SecureLifeMedcard.com**

Terms of Investment:

- Common Stock Offering
- 5,000,000 Total Common Stock Shares
- $0.05 per Share for Unit 1 (Common Stock Shares 1 to 2,500,000)
- $0.15 per share for Unit 2 (Common Stock Shares 2,500,001 to 5,000,000)
- Minimum Investment: One Thousand Common Stock Shares
- OTCQB or OTCQX Listing in 2015 or 2016

DISCLAIMER & ISSUER CONTACT

1) NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED.

2) NO SALES OF THESE SECURITIES WILL BE MADE OR COMMITMENT TO PURCHASE ACCEPTED UNTIL DELIVERY OF AN OFFERING CIRCULAR THAT INCLUDES COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING.

3) AN INDICATION OF INTEREST BY A PROSPECTIVE INVESTOR INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

4) COMPANY'S CHIEF EXECUTIVE OFFICER IS MR. JIM GARLIE

SECURE AUTHENTICATED SYSTEMS, INC.
3655 WEST TROPICANA AVENUE, SUITE 3044
LAS VEGAS, NEVADA 89103
PHONE: (702) 349-6621
JIMGARLIE@SASISYSTEMS.COM

FOLLOW US:

EXHIBIT H

Services Rendered

Las Vegas, Nevada
June 14, 2011

LICENSING AGREEMENT

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Evergreen Enterprises LLC ("EEL") at 3913 Mountainside Trail, Evergreen, CO 80439, or at such other place as may be designated by EEL, or its Chairman's successor's and heirs:

a) the sum of Three Quarters of One percent (.075 of 1%) of SASIs revenue beginning in year two (2) of SASIs operations, which payments will be transferrable to the Holder's successors, assigns and heirs and will continue for so long as SASI is in business and the SecureLife MedCard, "SecureLife MedCard PLUS, SecureLife MedCard Accessories, SecureLife MedCard ADVANCE, SecureLife Phone APP, SecureLife SAFE, SecureLife PetCard and any successor products or services that are marketed regardless of Board of Director and/or Management changes; and,

b) in the event the Company is acquired, the sum of $20,000 and the continuation of the royalty payments for five (5) additional years.

Royalty payments shall be made quarterly on the fifteenth (15th) of the month following the end of each quarter.

All payment obligations pledged in this Agreement are secured by the assets of SASI, and may not be pledged or hypothecated, and may not be sold or transferred without the consent of the majority of the Licensing Agreement holders or their heirs.

If default be made in the royalty payments or in the performance of any of the terms, covenants, or conditions of this Licensing Agreement, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Licensing Agreement or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payments agreed to in this Licensing Agreement waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or

JMH

modifications which might be made by the holder hereof as to the line of payments agreed to in this Licensing Agreement from time to time, and further agree that the security for the payments agreed to in this Licensing Agreement or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payments agreed to in this Licensing Agreement.

Secure Authenticated Systems, Inc.

James M. Garlie, President

EXHIBIT I

Services Rendered

Las Vegas, Nevada
June 14, 2011

LICENSING AGREEMENT

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of James M. Garlie ("Garlie") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103, or at such other place as may be designated by Garlie, and his successor's and heirs:

a) the sum of Three Quarters of One percent (.075 of 1%) of SASIs revenue beginning in year two (2) of SASIs operations, which payments will be transferrable to the Holder's successors, assigns and heirs and will continue for so long as SASI is in business and the SecureLife MedCard, "SecureLife MedCard PLUS, SecureLife MedCard Accessories, SecureLife MedCard ADVANCE, SecureLife Phone APP, SecureLife SAFE, SecureLife PetCard and any successor products or services that are marketed regardless of Board of Director and/or Management changes; and,

b) in the event the Company is acquired, the sum of $20,000 and the continuation of the royalty payments for five (5) additional years.

Royalty payments shall be made quarterly on the fifteenth (15th) of the month following the end of each quarter.

All payment obligations pledged in this Agreement are secured by the assets of SASI, and may not be pledged or hypothecated, and may not be sold or transferred without the consent of the majority of the Licensing Agreement holders or their heirs.

If default be made in the royalty payments or in the performance of any of the terms, covenants, or conditions of this Licensing Agreement, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Licensing Agreement or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payments agreed to in this Licensing Agreement waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or

modifications which might be made by the holder hereof as to the line of payments agreed to in this Licensing Agreement from time to time, and further agree that the security for the payments agreed to in this Licensing Agreement or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payments agreed to in this Licensing Agreement.

Secure Authenticated Systems, Inc.

James M. Garlie, President

Gerald D. Van Eeckhout, Chairman

EXHIBIT J

Services Rendered

Las Vegas, Nevada
June 14, 2011

LICENSING AGREEMENT

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Ronald J. Bach ("Bach") at 6625 Dakota Trail, Edina, MN 55439, or at such other place as may be designated by Bach, and his successors and heirs:

a) the sum of Three Quarters of One percent (.075 of 1%) of SASIs revenue beginning in year two (2) of SASIs operations, which payments will be transferrable to the Holder's successors, assigns and heirs and will continue for so long as SASI is in business and the SecureLife MedCard, "SecureLife MedCard PLUS, SecureLife MedCard Accessories, SecureLife MedCard ADVANCE, SecureLife Phone APP, SecureLife SAFE, SecureLife PetCard and any successor products or services that are marketed regardless of Board of Director and/or Management changes; and,

b) in the event the Company is acquired, the sum of $20,000 and the continuation of the royalty payments for five (5) additional years.

Royalty payments shall be made quarterly on the fifteenth (15th) of the month following the end of each quarter.

All payment obligations pledged in this Agreement are secured by the assets of SASI, and may not be pledged or hypothecated, and may not be sold or transferred without the consent of the majority of the Licensing Agreement holders or their heirs.

If default be made in the royalty payments or in the performance of any of the terms, covenants, or conditions of this Licensing Agreement, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Licensing Agreement or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payments agreed to in this Licensing Agreement waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or modifications which might be made by the holder hereof as to the line of payments agreed

JKH

to in this Licensing Agreement from time to time, and further agree that the security for the payments agreed to in this Licensing Agreement or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payments agreed to in this Licensing Agreement.

Secure Authenticated Systems, Inc.

James M. Garlie, President

EXHIBIT K

Services Rendered

Las Vegas, Nevada
June 14, 2011

LICENSING AGREEMENT

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Steven B. Roth ("Roth") at 2405 Kensington Way, Harrisburg, PA 17112, or at such other place as may be designated by Roth, and his successor's and heirs:

a) the sum of Three Quarters of One percent (.075 of 1%) of SASIs revenue beginning in year two (2) of SASIs operations, which payments will be transferrable to the Holder's successors, assigns and heirs and will continue for so long as SASI is in business and the SecureLife MedCard, "SecureLife MedCard PLUS, SecureLife MedCard Accessories, SecureLife MedCard ADVANCE, SecureLife Phone APP, SecureLife SAFE, SecureLife PetCard and any successor products or services that are marketed regardless of Board of Director and/or Management changes; and,

b) in the event the Company is acquired, the sum of $20,000 and the continuation of the royalty payments for five (5) additional years.

Royalty payments shall be made quarterly on the fifteenth (15th) of the month following the end of each quarter.

All payment obligations pledged in this Agreement are secured by the assets of SASI, and may not be pledged or hypothecated, and may not be sold or transferred without the consent of the majority of the Licensing Agreement holders or their heirs.

If default be made in the royalty payments or in the performance of any of the terms, covenants, or conditions of this Licensing Agreement, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Licensing Agreement or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payments agreed to in this Licensing Agreement waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or modifications which might be made by the holder hereof as to the line of payments agreed to in this Licensing Agreement from time to time, and further agree that the security for the payments agreed to in this Licensing Agreement or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payments agreed to in this Licensing Agreement.

Secure Authenticated Systems, Inc.

____

James M. Garlie, President

EXHIBIT L

Services Rendered

Las Vegas, Nevada
June 14, 2011

LICENSING AGREEMENT

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Robert L. & Janice M. Halverson ("Halverson") at 1371 Hillcrest Dr. Unit 303, Anchorage, AK 99503, or at such other place as may be designated by Halverson, and their successor's and heirs:

a) the sum of Three Quarters of One percent (.075 of 1%) of SASIs revenue beginning in year two (2) of SASIs operations, which payments will be transferrable to the Holder's successors, assigns and heirs and will continue for so long as SASI is in business and the SecureLife MedCard, "SecureLife MedCard PLUS, SecureLife MedCard Accessories, SecureLife MedCard ADVANCE, SecureLife Phone APP, SecureLife SAFE, SecureLife PetCard and any successor products or services that are marketed regardless of Board of Director and/or Management changes; and,

b) in the event the Company is acquired, the sum of $20,000 and the continuation of the royalty payments for five (5) additional years.

Royalty payments shall be made quarterly on the fifteenth (15th) of the month following the end of each quarter.

All payment obligations pledged in this Agreement are secured by the assets of SASI, and may not be pledged or hypothecated, and may not be sold or transferred without the consent of the majority of the Licensing Agreement holders or their heirs.

If default be made in the royalty payments or in the performance of any of the terms, covenants, or conditions of this Licensing Agreement, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Licensing Agreement or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payments agreed to in this Licensing Agreement waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or

modifications which might be made by the holder hereof as to the line of payments agreed to in this Licensing Agreement from time to time, and further agree that the security for the payments agreed to in this Licensing Agreement or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payments agreed to in this Licensing Agreement.

Secure Authenticated Systems, Inc.

____

James M. Garlie, President

EXHIBIT M

Services Rendered

Las Vegas, Nevada
June 14, 2011

LICENSING AGREEMENT

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Craig B. Wisman ("Wisman") at 1024 Mt. Alem Drive, Hummelstown, PA 17036, or at such other place as may be designated by Wisman, and his successor's and heirs:

a) the sum of Three Quarters of One percent (.075 of 1%) of SASIs revenue beginning in year two (2) of SASIs operations, which payments will be transferrable to the Holder's successors, assigns and heirs and will continue for so long as SASI is in business and the SecureLife MedCard, "SecureLife MedCard PLUS, SecureLife MedCard Accessories, SecureLife MedCard ADVANCE, SecureLife Phone APP, SecureLife SAFE, SecureLife PetCard and any successor products or services that are marketed regardless of Board of Director and/or Management changes; and,

b) in the event the Company is acquired, the sum of $20,000 and the continuation of the royalty payments for five (5) additional years.

Royalty payments shall be made quarterly on the fifteenth (15th) of the month following the end of each quarter.

All payment obligations pledged in this Agreement are secured by the assets of SASI, and may not be pledged or hypothecated, and may not be sold or transferred without the consent of the majority of the Licensing Agreement holders or their heirs.

If default be made in the royalty payments or in the performance of any of the terms, covenants, or conditions of this Licensing Agreement, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Licensing Agreement or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payments agreed to in this Licensing Agreement waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or

modifications which might be made by the holder hereof as to the line of payments agreed to in this Licensing Agreement from time to time, and further agree that the security for the payments agreed to in this Licensing Agreement or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payments agreed to in this Licensing Agreement.

Secure Authenticated Systems, Inc.

James M. Garlie

James M. Garlie, President

EXHIBIT N

Services Rendered

Las Vegas, Nevada
June 14, 2011

LICENSING AGREEMENT

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Donald P. Hesskamp ("Hesskamp") at 1807 Marathon Drive, Las Vegas, NV 89108, or at such other place as may be designated by Hesskamp, and his successor's and heirs:

a) the sum of Three Quarters of One percent (.075 of 1%) of SASIs revenue beginning in year two (2) of SASIs operations, which payments will be transferrable to the Holder's successors, assigns and heirs and will continue for so long as SASI is in business and the SecureLife MedCard, "SecureLife MedCard PLUS, SecureLife MedCard Accessories, SecureLife MedCard ADVANCE, SecureLife Phone APP, SecureLife SAFE, SecureLife PetCard and any successor products or services that are marketed regardless of Board of Director and/or Management changes; and,

b) in the event the Company is acquired, the sum of $20,000 and the continuation of the royalty payments for five (5) additional years.

Royalty payments shall be made quarterly on the fifteenth (15th) of the month following the end of each quarter.

All payment obligations pledged in this Agreement are secured by the assets of SASI, and may not be pledged or hypothecated, and may not be sold or transferred without the consent of the majority of the Licensing Agreement holders or their heirs.

If default be made in the royalty payments or in the performance of any of the terms, covenants, or conditions of this Licensing Agreement, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Licensing Agreement or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payments agreed to in this Licensing Agreement waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or

modifications which might be made by the holder hereof as to the line of payments agreed to in this Licensing Agreement from time to time, and further agree that the security for the payments agreed to in this Licensing Agreement or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payments agreed to in this Licensing Agreement.

Secure Authenticated Systems, Inc.

James M. Garlie, President

EXHIBIT O

Services Rendered

Las Vegas, Nevada
June 14, 2011

LICENSING AGREEMENT

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Edward G. and Jo E. Monty ("Monty") at 1671 North Bogey Point, Hernando, FL 34442, or at such other place as may be designated by Monty, and their successor's and heirs:

a) the sum of Three Quarters of One percent (.075 of 1%) of SASIs revenue beginning in year two (2) of SASIs operations, which payments will be transferrable to the Holder's successors, assigns and heirs and will continue for so long as SASI is in business and the SecureLife MedCard, "SecureLife MedCard PLUS, SecureLife MedCard Accessories, SecureLife MedCard ADVANCE, SecureLife Phone APP, SecureLife SAFE, SecureLife PetCard and any successor products or services that are marketed regardless of Board of Director and/or Management changes; and,

b) in the event the Company is acquired, the sum of $20,000 and the continuation of the royalty payments for five (5) additional years.

Royalty payments shall be made quarterly on the fifteenth (15th) of the month following the end of each quarter.

All payment obligations pledged in this Agreement are secured by the assets of SASI, and may not be pledged or hypothecated, and may not be sold or transferred without the consent of the majority of the Licensing Agreement holders or their heirs.

If default be made in the royalty payments or in the performance of any of the terms, covenants, or conditions of this Licensing Agreement, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Licensing Agreement or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payments agreed to in this Licensing Agreement waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or

modifications which might be made by the holder hereof as to the line of payments agreed to in this Licensing Agreement from time to time, and further agree that the security for the payments agreed to in this Licensing Agreement or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payments agreed to in this Licensing Agreement.

Secure Authenticated Systems, Inc.

James M. Garlie, President

EXHIBIT P

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made and entered into on August 12, 2013 by and between Secure Authenticated Systems, Inc., a Nevada corporation ("Company" or "Corporation") and James M. Garlie a resident of Las Vegas, Nevada ("Executive").

WHEREAS, Executive has been serving as the sole Director, President, Treasurer and Secretary of the Company; and,

WHEREAS, the Company and Executive desire to reduce the terms and conditions of Executive's employment with Company to writing in accordance with the provisions of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained in this Agreement, the parties agree as follows:

1. **Employment**. Company retains and employs Executive as the President, Treasurer, and Secretary of the Company and Executive accepts such employment.

2. **Responsibilities**. Executive shall be responsible for directing and managing all aspects of the Company's operations, developing and implementing Company goals and objectives, and such other duties and responsibilities as may be reasonably established by the Board of Directors from time to time. Executive shall report directly to the Company's Board of Directors and perform such additional duties required of the President, Treasurer and Secretary in accordance with the Company's Bylaws.

3. **Term of Employment**. The term of this Agreement shall be for a period of five years commencing effective as of August 12, 2013 and running until August 12, 2018. This Agreement shall be renewable for two consecutive two year renewal terms, unless either party shall give the other sixty (60) days prior written notice of termination prior to the expiration of the original or renewal terms.

4. **Compensation and Fringe Benefits**. For the services to be rendered by Executive to Company in any capacity, Company shall pay Executive the following compensation and fringe benefits:

4.1 **Compensation.** Company shall pay Executive an annualized base salary of $48,000 payable at the rate of $4,000 per month beginning on August 12, 2013, whereby Executive's base shall be reduced by applicable withholding for federal and state income taxes, FICA and other deductions required by law. This base salary may be adjusted annually to reflect the success of the Company and Executive's individual performance. Annually this base salary shall be mutually agreed upon by Company and Executive.

4.2 **Health Insurance**. Company shall provide Executive with individual, spouse and dependant coverage under the Company's group health insurance plan.

4.3 **Retirement Plan**. Executive acknowledges the Company does not have any existing, qualified retirement plan; however, in the event the Company adopts a qualified retirement plan at some time in the future, Executive shall be entitled to participate in that plan on the same basis as all other employees of the Company.

4.4 **Bonuses**. During the term of Executive's employment, Executive may receive bonuses at the discretion of the Board of Directors.

Company shall also pay Executive an annual fiscal year-end bonus equal to three percent (3%) of the Company's total pre-tax earnings for each fiscal year of the Company then ended ("Earnings Bonus"). The Earnings Bonus shall be paid in quarterly installments. Each installment will be computed and paid based on the Company's financial statements for each fiscal quarter year. As soon as the Company's fiscal year end financial statements have been prepared by the Company's independent certified public accountants, Company shall pay Executive the final installment of his annual fiscal year end bonus. In the event Executive has been overpaid his earnings bonus in the previous quarterly installments, at the Company's fiscal year end Executive agrees such overpayment shall be treated as a loan by the Company to Executive, which Executive will promptly repay upon demand by the Company. If Executive's employment is terminated in any year prior to the Company's fiscal year-end, the cash bonus to be paid to Executive under this section shall be prorated on a daily basis to the date of Executive's termination, based on the monthly and year-to-date financial statements for the Company prepared for the period ended at the end of the month of termination.

Executive shall also be entitled to receive such additional bonuses as the Board of Directors may approve at its discretion from time to time.

4.5 **Reimbursement for Expenses**. During the term of his employment, Company shall reimburse Executive for all reasonable and necessary business expenses incurred by him in connection with the performance of his duties under this Agreement, including but not limited to his cell phone, residential phone, fax and computer lines and fees associated with one corporate credit card. Executive shall maintain and submit to the Company reasonable records justifying reimbursement of any and all such expenses. Company reserves the right to withhold reimbursing any expenses until such time as proper documentation and accounting for such expenses are provided to the Company. Executive's reimbursement for business expenses is subject to regular review by the Company's auditors and audit committee.

4.6 **Other Benefits**. Executive shall be entitled to participate in all Other fringe benefit or employee benefit plan adopted by the Company from time to time for the benefit of its employees.

4.7 **Acknowledgment**. Executive acknowledges and understands that Some of the benefits provided herein may be taxable to Executive as additional compensation, and Company will be required to report those items of additional compensation on Executive's IRS Form W-2 at the end of each calendar year.

5. **Severance Payments**. In the event Executive's employment with the Company is terminated by the Company without cause during the term of this Agreement, Executive shall be entitled to a twelve ("12") month severance package, payable in 12 monthly payments equal to Executives base salary at the time of termination of Executive.

6. **Innovations and Ideas**. Executive agrees and acknowledges that new and valuable proprietary concepts, methods, processes, discoveries, innovations, improvements, adaptations, ideas, technology and art work ("Innovations") may be created, developed, originated, conceived or made by Executive, either alone or jointly with others, in the course of his employment by Company. All Innovations shall be deemed "Work Made For Hire" and shall be the property of the Company, which retains all rights to the Innovations, whether or not they are patentable or copyrightable, and whether or not they are shown or described in writing or reduced to practice. All Innovations created, developed, originated, conceived or made by Executive, whether in whole or in part, during the term of this Agreement, whether or not during working hours and whether or not on Company's premises, Executive shall:

a. Maintain written records of all Innovations which the Executive believes have commercial value to the Company, which written records if any shall be Company's property;

b. Promptly and fully disclose and describe all Innovations to the Company;

c. Assign, and Executive hereby does assign, to Company all of his rights to Innovations (including all inventions), to all applications for patents and copyrights in all countries, to all patents and copyrights granted with respect to Innovations (including inventions) and all goodwill attributable thereto; and

d. Acknowledge and deliver promptly to Company, without charge to Company but at the expense of Company, such written instruments and cooperate and do such other acts as may be necessary in the opinion of Company to preserve property rights to such Innovations against forfeiture, abandonment or loss and to obtain patents and copyrights and to vest the entire right and title thereto exclusively in Company.

NEVADA NOTICE: To the extent applicable, the Company hereby notifies Executive that this Agreement does not apply to any inventions for which no equipment, supplies, facility, or trade secrets of the Company is used and that was developed entirely on Executive's own time and (1) which does not relate (a) directly to the Company's business or (b) to the Company's actual or demonstrable anticipated research or development, or (2) which does not result from any work performed by Executive for the Company.

7. **Agreement Not to Compete**. If Executive's employment is terminated for any reason whatsoever, Executive shall not, either individually or with others, directly or indirectly, and during the remaining term of this Agreement (without regard to the then unexercised rights or options to renew the Agreement under Section 3) or for a period of one year following the termination of Executive's employment with Company, whichever is longer, render services as an employee, representative, agent, consultant, independent contractor, owner or shareholder of any company, corporation or other entity, which engages in any business or activity in which Company is engaged at the time of termination of Executive's employment, except for the area of investments and acquisitions that the Company is not involved. For purposes of this Section 8 Company will be deemed engaged in a business or activity at the time Executive's employment with Company is terminated, if the Board of Directors has adopted a formal resolution approving that business or activity, or the Company has made a public announcement of that business or activity, and the Company has made substantial expenditures or commitments to implement, promote or develop that business or activity. The Company and Executive agree that in the event the above covenant against competition shall be construed by any court of competent jurisdiction to be too broad in time or area or both or otherwise, or any portion thereof is held invalid, then to the extent that the same is valid and enforceable, it shall remain in full force and effect. It is agreed that damages for any breach by Executive of this covenant against competition may be inadequate and that Company, or its successor or assigns shall be entitled, in addition to damages, to injunctive and any other relief available at law or in equity.

8. **Termination**. The employment of Executive shall continue for the period set forth in Section 3 hereof, subject to the following:

8.1 **Termination for Cause**. Company may terminate Executive's employment hereunder for cause, effective upon notice in writing to the Executive. "Cause," for purposes of this Agreement, is defined as becoming associated with another company or other business which is in competition with Company, failing to perform the material duties of his employment as described in Section 2 hereof, or other material breach of this Agreement, the conviction or admission of committing a felony, conviction of a fraud, dishonesty against Company, misappropriation of Company's assets, embezzlement, or similar occurrence, and upon the giving of such notice, Executive's employment pursuant to this Agreement shall immediately terminate and Company shall have no further obligation to Executive under this Agreement, except as to obligations hereunder specifically to be performed following termination of his employment.

8.2 Death. Employment shall terminate upon the death of Executive and no additional payments shall be made under the terms of this Agreement after the month in which Executive's death occurs.

8.3 Executive's Right to Terminate. Executive may terminate his employment under this Agreement upon (a) the expiration of its term; or (b) upon the Company's dissolution, liquidation or bankruptcy.

9. Confidentiality.

9.1 Confidential Information. For all purposes of this Agreement, the term "Confidential Information" means information not generally known that is proprietary to or within the unique knowledge of the Company from which it derives economic value (whether or not conceived, originated, discovered, or developed in whole or in part by Executive). Confidential Information includes, but is not limited to, the following types of information and other information of a similar nature (whether or not reduced to writing), all of which Executive agrees constitutes the valuable trade secrets of the Company: research, development, know-how, manufacturing plans and processes, marketing plans and techniques, existing and contemplated products and services, customers and prospective customer names and related information, prices, sales, inventory, personnel, computer programs and related documentation, technical and strategic plans, and finances. Confidential Information also includes any information of the foregoing nature that Company treats as proprietary or designates as Confidential Information, whether or not owned or developed by the Company. INFORMATION PUBLICLY KNOWN THAT IS GENERALLY EMPLOYED BY THE TRADE AT OR AFTER THE TIME EXECUTIVE FIRST LEARNS OF SUCH INFORMATION, OR GENERAL INFORMATION OR KNOWLEDGE THAT EXECUTIVE WOULD HAVE LEARNED IN THE COURSE OF SIMILAR EMPLOYMENT OR WORK ELSEWHERE IN THE TRADCE SHALL NOT BE DEEMED PART OF THE CONFIDENTIAL INFORMATION.

9.2 Preservation of Confidentiality. During any term of this Agreement and at all times thereafter, Executive agrees to receive, maintain, and use Confidential Information in the strictest confidence and, except with the consent of the Board of Directors of Company or as may be necessary for Executive to carry out his duties under this Agreement, not to directly or indirectly reveal, report, publish, disclose, or transfer any Confidential Information to any person, firm, corporation, or other entity or utilize any Confidential Information for his own benefit or intended benefit or for the benefit or intended benefit of any other person, firm, corporation or other entity.

9.3 **Ownership; Return**. Executive acknowledges that all notes, data, reference materials, documents, business plans, Company business and financial records, computer programs, and other materials that in any incorporate, embody, or reflect any of the Confidential Information, whether prepared by him or others, are the exclusive property of the Company, and Executive shall forthwith deliver to the Company all such materials, including all copies or memorializations thereof, in his possession or control whenever requested to do so by the Company, and in any event, upon termination of his employment with the Company.

10. **Notices**. Any and all notices, request, demands, and other communications hereunder shall be in writing, and shall be deemed to have been duly given if delivered personally or mailed by first class certified or registered mail, return receipt requested, postage prepaid, and addressed to Company at its registered office or principal corporate headquarters and to Executive at the last address provided to Company by Executive as his home or mailing address, or to such other address or person with respect to any party as such party shall notify the other in writing as provided above. All such notices or communications as set forth above shall be effective on the date of deposit in the U.S. mail.

11. **Waiver**. No failure of the part of Company or Executive to exercise, and no delay in exercising any right hereunder will operate as a waiver thereof, nor will any single or partial exercise of any right hereunder by Company or Executive preclude any other or further exercise thereof or the exercise of any other right.

12. **Arbitration**. If the parties are unable to resolve any disputes relating to or arising out of any one or more of the provisions of this Agreement or the employment relationship between Executive and Company, the parties agree to submit all such disputes to arbitration by the American Arbitration Association in Minneapolis, Nevada, and the parties hereby consent to such venue and jurisdiction as proper, appropriate and reasonable. The arbitration decision shall be fully binding on both parties. The prevailing party shall be entitled to recover all costs and expenses of the arbitration proceeding, including reasonable attorneys' fees.

13. **Complete Agreement**. This Agreement contains the entire agreement between the parties with respect to the employment of the Executive and supersedes all prior agreements and understandings between the parties with respect to such employment, whether written or oral.

14. **Amendment.** Neither this Agreement nor any term or provision hereof may be changed, waived, discharged or amended in any manner other than by instrument in writing, signed by the party against which the enforcement of the change, waiver, discharge or amendment is sought.

15. **Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall constitute but one Agreement.

16. **Assignment.** Executive acknowledges that this Agreement is a personal service contract and may not be assigned by Executive. This Agreement may be assigned by Company to any other third party with the prior consent of executive, which consent shall not be unreasonably withheld. This Agreement shall be binding upon Company, its successors and assigns and upon the Executive, his legal representative, heirs and beneficiaries.

17. **Severability**. The provisions of this Agreement shall be deemed severable, and if any provisions of this Agreement or any portion thereof are held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any remaining portion of such provisions or of this Agreement.

18. **Remedies not Exclusive**. No remedy conferred hereunder is intended to be exclusive and each remedy shall be cumulative and shall be in addition to every other remedy at law or equity. The election of any one or more remedies shall not constitute a waiver or any other remedy.

19. **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

20. **Captions and Headings**. Caption and section headings used herein are for convenience only and are not a part of this Agreement and shall not be used in construing it.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 12th day of August, 2013.

Secure Authenticated Systems, Inc.,

By:

Gerald D. Van Eeckhout,
Chairman of the Board

Executive:

James M. Garlie,
President & CEO

EXHIBIT Q

$ 21,574.90

Las Vegas, Nevada
September 30, 2014

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Evergreen Enterprises LLC ("EEL") at 3913 Mountainside Trail, Evergreen, CO 80439, or at such other place as may be designated by EEL, the sum of Twenty One Thousand Five Hundred Seventy Four and 90/100 ($21,574.90) Dollars consisting of four (4) "Sub-Notes" which are shown in "Appendix A" and further defined in this Agreement, together with interest which has been accruing as of the date the loans were made. The following is the list of Sub-Notes:

Series A Note - in the amount of $4,074.90 paying twelve percent (12%) interest does not include conversion rights or Warrants and is due June 14, 2015.

Series D Note - in the amount of $2,000.00 paying ten percent (10%) interest includes conversion rights into 20,000 Shares of SASI's common stock at ten cents ($.10) per Share and is due December 31, 2015.

Series E Note - in the amount of $14,500.00 paying ten percent (10%) interest includes Warrants to purchase 145,000 Shares of SASI's common stock at ten cents ($.10) per Share by December 31, 2015, and is due December 31, 2015.

Series E Note - in the amount of $1,000.00 paying ten percent (10%) interest includes conversion rights into 10,000 Shares of SASI's common stock at ten cents ($.10) per Share and is due January 31, 2015.

Payments shall be made in full, together with accrued interest, on or before the respective due dates. Payments shall be applied first to accrued interest, and the remainder to the principal balance of this obligation.

This Note, consisting of and including the Sub-Notes, is secured by the assets of SASI.

If default be made in the payment of any sum due hereunder or in the performance of any of the terms, covenants, or conditions of this Note, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Note or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements

and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payment of this Note waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or modifications which might be made by the holder hereof as to the line of payment of this note from time to time, and further agree that the security for this Note or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payment of this Note.

Secure Authenticated Systems, Inc.

James M. Garlie, President

Appendix A
Secure Authenticated Systems, Inc. - SASI

Evergreen Enterprises LLC	**- Note Payble -**	**September 30, 2014**

Shares, Notes, Options, Warrants, Rights & Accrued interest:

	Dollars invested	Number of Shares	Average Price
Shares purchased:	33,000.00	1,500,000	0.022

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A 12% Notes	Due Date	
4,074.90	14-Jun	2015

Series D Note - **Note paying ten percent (10%) interest, convertible at ten cents ($.10) per Share**

Date of Loan		Series D 10% Notes	Conversion Price	Convertible into	Conversion Date	
31-May	2013	2,000.00	0.10	20,000	31-Dec	2015

Series E Note - **Notes paying ten percent (10%) interest with three year detachable Warrants exercisable at ten cents ($.10) per Share:**

	Date of Loan		Series E 10% Notes	Exercise Price	Detachable Warrants	Due Date	
	9-Oct	2013	10,000.00	0.10	100,000	31-Dec	2015
	17-Mar	2014	3,000.00	0.10	30,000	31-Dec	2015
	7-Jul	2014	1,000.00	0.10	10,000	31-Dec	2015
	18-Aug	2014	500.00	0.10	5,000	31-Dec	2015
Convertible at $0.10 per Share:	30-Sep	2014	1,000.00	0.10	10,000	31-Jan	2015
Total Series E Notes and Warrants:			15,500.00		155,000		

	Totals	Totals	Average Price
Total Notes:	21,574.90		
Total accrued interest through the end of this Quarter:	2,318.32		
Total owed:	23,893.22		
Total Notes, Conversion rights and Warrants	21,574.90	175,000	
Total invested	54,574.90		
Total Shares based on conversion of Notes & exercise of Warrants:		1,675,000	
Average price per Share based on conversion of Notes & exercise of Warrants			0.033

History

First Quarter 3/31/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2011 forward 12% Note	1-Jan	1,500.00	0.12	180	366	0.49	91	44.75	1,500.00	
Interest due EEL, 1st Q 2012								44.75		
Total Notes as of March 31, 2012									1,500.00	

Second Quarter 6/30/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
1st Q forward 12% Note	1-Apr	1,500.00	0.12	180	366	0.49	91	44.75	1,500.00	
Interest due EEL for 2nd Q 2012								44.75		
Total interest due EEL through 6/30/2012								89.51		
Total Notes as of June 30, 2012									1,500.00	

Third Quarter 9/30/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2nd Q forward 12% N 12% Note	1-Jul	1,500.00	0.12	180	366	0.49	92	45.25	1,500.00	
New 12% Note	31-Aug	500.00	0.12	60	366	0.16	30	4.92	2,000.00	
Interest due EEL for 3rd Q 2012								50.16		
Total interest due EEL through 9/30/2012								139.67		
Total Notes as of September 30, 2012									2,000.00	

Fourth Quarter 12/31/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
3rd Q forward 12% N 12% Note	1-Oct	2,000.00	0.12	240	366	0.66	92	60.33	2,000.00	
New 12% Note	6-Nov	59.90	0.12	7	366	0.02	55	1.08	2,059.90	
Interest due EEL for 4th Q 2012								61.41		
Total interest due EEL through 12/31/2012								201.08		
Total Notes as of December 31, 2012									2,059.90	

First Quarter 3/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2012 forward 12% Note	1-Jan	2,000.00	0.12	240	365	0.66	90	59.18	2,000.00	
New 12% Note	1-Jan	59.90	0.12	7	366	0.02	90	1.77	59.90	
Interest due EEL for 1st Q 2013								60.95		
Total interest due EEL through 3/31/2013								262.03		
Total Notes as of March 31, 2013									2,059.90	

Second Quarter 6/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
1st Q forward 12% Note	1-Apr	2,000.00	0.12	240	365	0.66	61	40.11	2,000.00	
Cancelled 12% Note	31-May	(2,000.00)							-	
Converted to 10% Note	31-May	2,000.00	0.10	200	365	0.55	30	16.44		2,000.00
1st Q forward 12% Note	1-Apr	59.90	0.12	7	365	0.02	91	1.79	59.90	
Interest due EEL for 2nd Q 2013								58.34		
Total interest due through 6/30/2013								320.37		
Total Notes as of June 30, 2013										2,059.90

Third Quarter 9/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2nd Q forward 10% Note	1-Jul	59.90	0.12	7	365	0.02	92	1.81	59.90	
New 12% Note	5-Aug	5,000.00	0.12	600	365	1.64	56	92.05	5,059.90	
New 12% Note	20-Sep	500.00	0.12	60	365	0.16	10	1.64	5,559.90	
New 12% Note	24-Sep	531.94	0.12	64	365	0.17	6	1.05	6,091.84	
2nd Q forward 10% Note	1-Jul	2,000.00	0.10	200	365	0.55	92	50.41		2,000.00
Interest due EEL for 3rd Q 2013								146.97		
Total interest due through 9/30/2013								467.34		
Total Notes as of September 30, 2013										8,091.84

Fourth Quarter 12/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
3rd Q forward 10% Note	1-Oct	6,091.84	0.12	731	365	2.00	10	20.03		
Payment on 12% Note	10-Oct	(531.94)								
Balance on 12% Note	10-Oct	5,559.90	0.12	667	365	1.83	82	149.89	5,559.90	
New 12% Note (Firehost)	15-Dec	515.00	0.12	62	365	0.17	16	2.71	6,074.90	
Conversion to Stock	31-Dec	(3,000.00)							3,074.90	
3rd Q forward 10% Note	1-Oct	2,000.00	0.10	200	365	0.55	92	50.41		2,000.00
New 10% Note	9-Oct	10,000.00	0.10	1,000	365	2.74	83	227.40		12,000.00
Interest expense for 4th Q 2013								450.43		
Accrued interest paid in 4th Q	10-Oct	(531.94)	0.12	(64)	365	(0.17)	10	(1.75)		
Remaining interest expense for 4th Q								448.69		
Accrued interest payment from 3rd Q								(1.05)		
Interest due Jerry for 4th Q								447.64		
Total interest due through 12/31/2013								914.97		
Total Notes as of December 31, 2013										15,074.90

First Quarter 3/31/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
12% Note carryforward	1-Jan	3,074.90	0.12	369	365	1.01	90	90.98	3,074.90	
10% Note carryforward	1-Jan	12,000.00	0.10	1,200	365	3.29	90	295.89		12,000.00
New 10% Note	17-Mar	3,000.00	0.10	300	365	0.82	14	11.51		15,000.00
Interest expense for Quarter								398.38		
Total interest due through 3/31/2014								1,313.35		
Total Notes as of March 31, 2014										18,074.90

Second Quarter 6/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
12% Note carryforward	1-Apr	3,074.90	0.12	369	365	1.01	91	91.99	3,074.90	
New 10% Note	5-Jun	1,000.00	0.12	120	365	0.33	25	8.22	4,074.90	
10% Note carryforward	1-Apr	15,000.00	0.10	1,500	365	4.11	91	373.97		15,000.00
Interest expense for Quarter								474.19		
Total accrued interest due through the end of this Quarter:								1,787.54		
Total Notes as of the end of this Quarter:										19,074.90

Third Quarter 9/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
12% Note carryforward	1-Jul	4,074.90	0.12	489	365	1.34	92	123.25	4,074.90	
10% Note carryforward	1-Jul	15,000.00	0.10	1,500	365	4.11	92	378.08		15,000.00
New Series E 10% Note	7-Jul	1,000.00	0.10	100	365	0.27	85	23.29		16,000.00
New Series E 10% Note	18-Aug	500.00	0.10	50	365	0.14	43	5.89		16,500.00
New Series E 10% Note	30-Sep	1,000.00	0.10	100	365	0.27	1	0.27		17,500.00
Interest expense for Quarter								530.79		
Total accrued interest due through the end of this Quarter:								2,318.32		
Total Notes as of the end of this Quarter:										21,574.90

Shares and Notes	Dollars Invested	Number of Shares	Average Price
Shares purchased:	33,000.00	1,500,000	0.022

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A 12% Notes	Due Date	
4,074.90	14-Jun	2015

Series D Note - **Note paying ten percent (10%) interest, convertible at ten cents ($.10) per Share**

Date of Loan		Series D 10% Notes	Conversion Price	Convertible Into	Conversion Date	
31-May	2013	2,000.00	0.10	20,000	31-Dec	2016

Series E Note - **Notes paying ten percent (10%) interest with three year detachable Warrants exercisable at ten cents ($.10) per Share:**

	Date of Loan		Series E 10% Notes	Exercise Price	Detachable Warrants	Due Date	
	9-Oct	2013	10,000.00	0.10	100,000	31-Dec	2015
	17-Mar	2014	3,000.00	0.10	30,000	31-Dec	2015
	7-Jul	2014	1,000.00	0.10	10,000	31-Dec	2015
	18-Aug	2014	500.00	0.10	5,000	31-Dec	2015
Convertible at $0.10 per Share:	30-Sep	2014	1,000.00	0.10	10,000	31-Jan	2015
Total Series E Notes and Warrants:			15,500.00		155,000		

	Totals	Totals	Average Price
Total Notes:	21,574.90		
Total accrued interest through the end of this Quarter:	2,318.32		
Total owed:	23,893.22		
Total Notes, Conversion rights and Warrants	21,574.90	175,000	
Total invested	54,574.90		
Total Shares based on conversion of Notes & exercise of Warrants:		1,675,000	
Average price per Share based on conversion of Notes & exercise of Warrants			0.033

EXHIBIT R

$ 32,676.90

Las Vegas, Nevada
September 30, 2014

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Ronald J. Bach ("Bach") at 6625 Dakota Trail, Edina, MN 55439, or at such other place as may be designated by Bach, the sum of Thirty Two Thousand Six Hundred Seventy Six and 90/100 ($32,676.90) Dollars consisting of four (4) "Sub-Notes" which are shown in "Appendix A" and further defined in this Agreement, together with interest which has been accruing as of the date the loans were made. The following is the list of Sub-Notes:

Series A Note - in the amount of $4,476.90 paying twelve percent (12%) interest does not include conversion rights or Warrants and is due June 14, 2015.

Series D Note - in the amount of $7,200.00 paying ten percent (10%) interest includes conversion rights into 72,000 Shares of SASI's common stock at ten cents ($.10) per Share and is due December 31, 2015.

Series E Note - in the amount of $20,000.00 paying ten percent (10%) interest includes Warrants to purchase 200,000 Shares of SASI's common stock at ten cents ($.10) per Share by December 31, 2015, and is due December 31, 2015.

Series E Note - in the amount of $1,000.00 paying ten percent (10%) interest includes conversion rights into 10,000 Shares of SASI's common stock at ten cents ($.10) per Share and is due January 31, 2015.

Payments shall be made in full, together with accrued interest, on or before the respective due dates. Payments shall be applied first to accrued interest, and the remainder to the principle balance of this obligation.

This Note, consisting of and including the SUB-Notes, is secured by the assets of SASI.

If default be made in the payment of any sum due hereunder or in the performance of any of the terms, covenants, or conditions of this Note, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Note or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements

and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payment of this Note waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or modifications which might be made by the holder hereof as to the line of payment of this note from time to time, and further agree that the security for this Note or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payment of this Note.

Secure Authenticated Systems, Inc.

James M. Garlie, President

Appendix A
Secure Authenticated Systems, Inc. - SASI

Ronald J. Bach — **- Note Payble -** — **September 30, 2014**

Shares, Notes, Options, Warrants, Rights & Accrued interest:	Dollars Invested	Number of Shares	Average Price
Shares purchased:	28,000.00	1,400,000	0.020

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A 12% Notes	Due Date	
4,476.90	14-Jun	2015

Series D Note - **Note paying ten percent (10%) interest, convertible at ten cents ($.10) per Share**

Date of Loan		Series D 10% Notes	Conversion Price	Convertible into	Conversion Date	
14-Jun	2011	7,200.00	0.10	72,000	31-Dec	2015

Series E Note - **Notes paying ten percent (10%) interest with three year detachable Warrants exercisable at ten cents ($.10) per Share:**

	Date of Loan		Series E 10% Notes	Exercise Price	Detachable Warrants	Due Date	
	30-Sep	2013	16,500.00	0.10	165,000	31-Dec	2015
	18-Mar	2014	3,000.00	0.10	30,000	31-Dec	2015
	14-Aug	2014	500.00	0.10	5,000	31-Dec	2015
Convertible at $0.10 per Share:	30-Sep	2014	1,000.00	0.10	10,000	31-Jan	2015
Total Series E Notes and Warrants:			21,000.00		210,000		

	Totals	Totals	Average Price
Total Notes:	32,676.90		
Accrued interest through September 30, 2014:	4,840.33		
Total owed:	37,517.23		
Total Notes, Conversion rights and Warrants	32,676.90	282,000	
Total invested	60,676.90		
Total Shares based on conversion of Notes & exercise of Warrants:		1,682,000	
Average price per Share based on conversion of Notes & exercise of Warrants			0.036

History

Year ending 2009	Date of Transactio	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
New 12% Note	2-Mar	5,000.00	0.12	600	365	1.64	304	499.73	5,000.00	
Payment	31-Dec	(2,000.00)	0.12	(240)	365	(0.66)	-	-	3,000.00	
Interest due for 2009								499.73		
Total Notes as of December 31, 2009									3,000.00	

Year ending 2010	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2009 carry forward	1-Jan	3,000.00	0.12	360	365	0.99	365	360.00	3,000.00	
Interest due for 2010								360.00		
Total interest due at end of 2010								859.73		
Total Notes at December 31, 2010									3,000	

Year ending 2011	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
2010 carry forward	1-Jan	3,000.00	0.12	360	365	0.99	365	360.00	3,000.00	
New 12% Note	18-Apr	500.00	0.12	60	365	0.16	258	42.41	3,500.00	
New 12% Note	9-Dec	500.00	0.12	60	365	0.16	22	3.62	4,000.00	
New 12% Note	31-Dec	800.00	0.12	96	365	0.26	-	-	4,800.00	
Interest due for 12% Notes								406.03		
New 10% Note	7-Jan	2,000.00	0.10	200	365	0.55	358	196.16		2,000.00

New 10% Note	27-Jan	2,000.00	0.10	200	365	0.55	338	185.21		4,000.00
New 10% Note	14-Jun	3,200.00	0.10	320	365	0.88	200	175.34		7,200.00
Interest due for 10% Notes								556.71		
Interest due for 2011 before payments								962.74		
Interest payment	11-Feb	(200.00)						(200.00)		
Interest payment	10-May	(550.00)						(550.00)		
Total interest payments								(750.00)		
Total interest due at end of 2011								**1,072.47**		
Total 12% Notes									4,800	
Total 10% Notes										7,200.00
Total Notes as of December 31, 2011										**12,000.00**

First Quarter 3/31/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
2011, forward 12% Note	1-Jan	4,800.00	0.12	576	366	1.57	91	143	4,800.00	
Interest payment	14-Mar	(800.00)						(800)	4,800.00	
Interest payment	14-Mar	(24.00)						(24)	4,800.00	
12% Note	26-Mar	250.00	0.12	30	366	0.08	5	0	5,050.00	
2011 carry forward 10% Note	1-Jan	7,200.00	0.10	720	366	1.97	91	179		7,200.00
Interest due for 1st Q 2012								(501)		
Total interest due through 3/31/2012								**571**		
Total 12% Notes									5,050.00	
Total 10% Notes										7,200.00
Total Notes as of March 31, 2012										**12,250.00**

Second Quarter 6/30/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
1st Q forward 12% Note	1-Apr	5,050.00	0.12	606	366	1.66	79	131	5,050.00	
Interest payment	26-Apr	(600.00)						(600)	5,050.00	
New 12% Note	18-Apr	500.00	0.12	60	366	0.16	61	10	5,550.00	
New 12% Note	13-Jun	1,000.00	0.12	120	366	0.33	5	50	6,550.00	
1st Q carry forward 10% Note	1-Apr	7,200.00	0.10	720	366	1.97	79	155		7,200.00
Interest due for 2nd Q 2012								(254)		
Total interest due through 6/18/2012								317		
Payment on June 18		(1,050.00)								
Payment applied to accrued interest								(317)		
Payment applied to principle		(733.00)							5,817.00	
Balance on 12% Note	19-Jun	5,817.00	0.12	698	366	1.91	11	21	5,817.00	
June 19 forward 10% Note	19-Jun	7,200.00	0.12	864	366	2.36	11	26		
Total interest due through 6/30/2012								**46.95**		
Total 12% Notes									5,817.00	
Total 10% Notes										7,200.00
Total Notes as of June 31, 2012										**13,017.00**

Third Quarter 9/30/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
2nd Q forward 12% Note	1-Jul	5,817.00	0.12	698	366	1.91	92	175	5,817.00	
New 12% Note	16-Jul	400.00	0.12	48	366	0.13	76	10	6,217.00	
New 12% Note	11-Sep	600.00	0.12	72	366	0.20	19	4	6,817.00	
2nd Q forward 10% Note	1-Jul	7,200.00	0.10	720	366	1.97	92	181		7,200.00
Interest due for 3rd Q 2012								370.15		
Total interest due through 8/31/2012								**417.10**		
Total 12% Notes									6,817.00	
Total 10% Notes										7,200.00
Total Notes as of August 31, 2012										**14,017.00**

Fourth Quarter 12/31/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
3rd Q forward 12% Note	1-Oct	6,817.00	0.12	818	366	2.24	92	206	6,817.00	
New 12% Note	14-Nov	59.90	0.12	7	366	0.02	47	0.92	6,876.90	
New 12% Note	28-Nov	600.00	0.12	72	366	0.20	33	6.49	7,476.90	
3rd Q forward 10% Note	1-Oct	7,200.00	0.10	720	366	1.97	92	181		7,200.00
Interest due for 4th Q 2012								394.03		
Interest payment on October 10, 2012								(600.00)		
Total interest due through 12/31/2012								**211.12**		
Total 12% Notes									7,476.90	
Total 10% Notes										7,200.00
Total Notes as of December 31, 2012										**14,676.90**

First Quarter 3/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
2012, forward 12% Note	1-Jan	7,476.90	0.12	897	365	2.46	90	221.23	7,476.90	
2012 forward 10% Note	1-Jan	7,200.00	0.10	720	365	1.97	90	177.53		7,200.00
Interest due for 1st Q 2013								398.77		
Total interest due through 3/31/2013								**609.89**		
Total 12% Notes									7,476.90	
Total 10% Notes										7,200.00
Total Notes as of March 31, 2013										**14,676.90**

Second Quarter 6/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
1st Q forward 12% Note	1-Apr	7,476.90	0.12	897	365	2.46	91	223.69	7,476.90	
1st Q forward 10% Note	1-Apr	7,200.00	0.10	720	365	1.97	91	179.51		7,200.00
Interest due for 2nd Q 2013								403.20		
Total interest due through 6/30/2013								**1,013.09**		
Total 12% Notes									7,476.90	
Total 10% Notes										7,200.00
Total Notes as of June 30, 2013										**14,676.90**

Third Quarter 9/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
2nd Q forward 12% Note	1-Jul	7,476.90	0.12	897	365	2.46	92	226.15	7,476.90	
2nd Q forward 10% Note	1-Jul	7,200.00	0.10	720	365	1.97	92	181.48		7,200.00
New 10% Note	20-Jul	5,000.00	0.10	500	365	1.37	72	98.63		12,200.00
New 10% Note	31-Jul	5,000.00	0.10	500	365	1.37	61	83.56		17,200.00
New 10% Note	12-Aug	5,000.00	0.10	500	365	1.37	49	67.12		22,200.00
New 10% Note	9-Sep	500.00	0.10	50	365	0.14	21	2.88		22,700.00
New 10% Note	27-Sep	1,000.00	0.10	100	365	0.27	3	0.82		23,700.00
Interest due for 3rd Q 2013								660.64		
Total interest due through 9/30/2013								**1,673.74**		
Total 12% Notes									7,476.90	
Total 10% Notes										23,700.00
Total Notes as of September 30, 2013										**31,176.90**

Fourth Quarter 12/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
3rd Q forward 12% Note	1-Oct	7,476.90	0.12	897	365	2.46	92	226.15	7,476.90	
Conversion to Stock	31-Dec	(3,000.00)							4,476.90	
3rd Q forward 10% Note	1-Oct	23,700.00	0.10	2,370	365	6.49	92	597.37		23,700.00
Interest due for 4th Q 2013								823.52		
Total interest due through 12/31/2013								**2,497.26**		
Total 12% Notes									4,476.90	
Total 10% Notes										23,700.00
Total Notes as of December 31, 2013										**28,176.90**

First Quarter 3/31/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
12% Note carry forward	1-Jan	4,476.90	0.12	537	365	1.47	90	132.47	4,476.90	
10% Note carry forward	1-Jan	23,700.00	0.10	2,370	365	6.49	90	584.38		23,700.00
New 10% Note	17-Mar	3,000.00	0.10	300	365	0.82	14	11.51		26,700.00
Interest due for Quarter								728.36		
Total interest due through 3/31/2014								**3,225.61**		
Total 12% Notes									4,476.90	
Total 10% Notes										26,700.00
Total Notes as of March 31, 2014										**31,176.90**

Second Quarter 6/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
12% Note carry forward	1-Apr	4,476.90	0.12	537	365	1.47	91	133.94	4,476.90	
10% Note carry forward	1-Apr	26,700.00	0.10	2,670	365	7.32	91	665.67		26,700.00
Interest due for Quarter								799.61		
Total interest due through 6/30/2014								**4,025.22**		
Total 12% Notes									4,476.90	
Total 10% Notes										26,700.00
Total Notes as of June 30, 2014										**31,176.90**

Third Quarter 9/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
12% Note carry forward	1-Jul	4,476.90	0.12	537	365	1.47	92	135.41	4,476.90	
10% Note carry forward	1-Jul	26,700.00	0.10	2,670	365	7.32	92	672.99		
New Series E 10% Note	14-Aug	500.00	0.10	50	365	0.14	47	6.44		27,200.00
New Series E 10% Note	30-Sep	1,000.00	0.10	100	365	0.27	1	0.27		28,200.00
Interest due for Quarter								815.11		
Total interest due through 9/30/2014								4,840.33		
Total 12% Notes									4,476.90	
Total 10% Notes										28,200.00
Total Notes as of September 30, 2014										32,676.90

Shares and Notes	**Dollars Invested**	**Number of Shares**	**Average Price**
Shares & cost	28,000.00	1,400,000	0.020

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A 12% Notes
4,476.90

Series D Note - **Note paying ten percent (10%) interest, convertible at ten cents ($.10) per Share**

Date of Loan		**Series D 10% Notes**	**Conversion Price**	**Convertible into**	**Conversion Date**	
14-Jun	2011	7,200.00	0.10	72,000	31-Dec	2015

Series E Note - **Notes paying ten percent (10%) interest with three year detachable Warrants exercisable at ten cents ($.10) per Share:**

	Date of Loan		**Series E 10% Notes**	**Exercise Price**	**Detachable Warrants**	**Due Date**	
	30-Sep	2013	16,500.00	0.10	165,000	31-Dec	2015
	17-Mar	2014	3,000.00	0.10	30,000	31-Dec	2015
	14-Aug	2014	500.00	0.10	5,000	31-Dec	2015
Convertible at $0.10 per Share:	30-Sep	2014	1,000.00	0.10	10,000	31-Jan	2015
Total Series E Notes and Warrants:			21,000.00		210,000		

	Totals	**Totals**	**Average Price**
Total Notes:	32,676.90		
Accrued interest through September 30, 2014:	4,840.33		
Total owed:	37,517.23		
Total Notes, Conversion rights and Warrants	32,676.90	282,000	
Total invested	60,676.90		
Total Shares based on conversion of Notes & exercise of Warrants:		1,682,000	
Average price per Share based on conversion of Notes & exercise of Warrants			0.036

Plus a personal loan to Jim Garlie on June 28, 2014 for $500

EXHIBIT S

$ 32,676.90

Las Vegas, Nevada
September 30, 2014

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Ronald J. Bach ("Bach") at 6625 Dakota Trail, Edina, MN 55439, or at such other place as may be designated by Bach, the sum of Thirty Two Thousand Six Hundred Seventy Six and 90/100 ($32,676.90) Dollars consisting of four (4) "Sub-Notes" which are shown in "Appendix A" and further defined in this Agreement, together with interest which has been accruing as of the date the loans were made. The following is the list of Sub-Notes:

Series A Note - in the amount of $4,476.90 paying twelve percent (12%) interest does not include conversion rights or Warrants and is due June 14, 2015.

Series D Note - in the amount of $7,200.00 paying ten percent (10%) interest includes conversion rights into 72,000 Shares of SASI's common stock at ten cents ($.10) per Share and is due December 31, 2015.

Series E Note - in the amount of $20,000.00 paying ten percent (10%) interest includes Warrants to purchase 200,000 Shares of SASI's common stock at ten cents ($.10) per Share by December 31, 2015, and is due December 31, 2015.

Series E Note - in the amount of $1,000.00 paying ten percent (10%) interest includes conversion rights into 10,000 Shares of SASI's common stock at ten cents ($.10) per Share and is due January 31, 2015.

Payments shall be made in full, together with accrued interest, on or before the respective due dates. Payments shall be applied first to accrued interest, and the remainder to the principle balance of this obligation.

This Note, consisting of and including the SUB-Notes, is secured by the assets of SASI.

If default be made in the payment of any sum due hereunder or in the performance of any of the terms, covenants, or conditions of this Note, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Note or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements

and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payment of this Note waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or modifications which might be made by the holder hereof as to the line of payment of this note from time to time, and further agree that the security for this Note or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payment of this Note.

Secure Authenticated Systems, Inc.

James M. Garlie, President

Appendix A
Secure Authenticated Systems, Inc. - SASI

Ronald J. Bach — **- Note Payble -** — **September 30, 2014**

Shares, Notes, Options, Warrants, Rights & Accrued interest:	**Dollars Invested**	**Number of Shares**	**Average Price**
Shares purchased:	28,000.00	1,400,000	0.020

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A 12% Notes	**Due Date**	
4,476.90	14-Jun	2015

Series D Note - **Note paying ten percent (10%) interest, convertible at ten cents ($.10) per Share**

Date of Loan		**Series D 10% Notes**	**Conversion Price**	**Convertible into**	**Conversion Date**	
14-Jun	2011	7,200.00	0.10	72,000	31-Dec	2015

Series E Note - **Notes paying ten percent (10%) interest with three year detachable Warrants exercisable at ten cents ($.10) per Share:**

	Date of Loan		**Series E 10% Notes**	**Exercise Price**	**Detachable Warrants**	**Due Date**	
	30-Sep	2013	16,500.00	0.10	165,000	31-Dec	2015
	18-Mar	2014	3,000.00	0.10	30,000	31-Dec	2015
	14-Aug	2014	500.00	0.10	5,000	31-Dec	2015
Convertible at $0.10 per Share:	30-Sep	2014	1,000.00	0.10	10,000	31-Jan	2015
Total Series E Notes and Warrants:			21,000.00		210,000		

	Totals	**Totals**	**Average Price**
Total Notes:	32,676.90		
Accrued interest through September 30, 2014:	4,840.33		
Total owed:	37,517.23		
Total Notes, Conversion rights and Warrants	32,676.90	282,000	
Total invested	60,676.90		
Total Shares based on conversion of Notes & exercise of Warrants:		1,682,000	
Average price per Share based on conversion of Notes & exercise of Warrants			0.036

History

Year ending 2009	Date of Transactio	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
New 12% Note	2-Mar	5,000.00	0.12	600	365	1.64	304	499.73	5,000.00	
Payment	31-Dec	(2,000.00)	0.12	(240)	365	(0.66)	-	-	3,000.00	
Interest due for 2009								499.73		
Total Notes as of December 31, 2009									3,000.00	

Year ending 2010	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2009 carry forward	1-Jan	3,000.00	0.12	360	365	0.99	365	360.00	3,000.00	
Interest due for 2010								360.00		
Total interest due at end of 2010								859.73		
Total Notes at December 31, 2010									3,000	

Year ending 2011	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
2010 carry forward	1-Jan	3,000.00	0.12	360	365	0.99	365	360.00	3,000.00	
New 12% Note	18-Apr	500.00	0.12	60	365	0.16	258	42.41	3,500.00	
New 12% Note	9-Dec	500.00	0.12	60	365	0.16	22	3.62	4,000.00	
New 12% Note	31-Dec	800.00	0.12	96	365	0.26	-	-	4,800.00	
Interest due for 12% Notes								406.03		
New 10% Note	7-Jan	2,000.00	0.10	200	365	0.55	358	196.16		2,000.00

New 10% Note	27-Jan	2,000.00	0.10	200	365	0.55	338	185.21		4,000.00
New 10% Note	14-Jun	3,200.00	0.10	320	365	0.88	200	175.34		7,200.00
Interest due for 10% Notes								556.71		
Interest due for 2011 before payments								962.74		
Interest payment	11-Feb	(200.00)						(200.00)		
Interest payment	10-May	(550.00)						(550.00)		
Total interest payments								(750.00)		
Total Interest due at end of 2011								**1,072.47**		
Total 12% Notes									4,800	
Total 10% Notes										7,200.00
Total Notes as of December 31, 2011										**12,000.00**

First Quarter 3/31/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
2011, forward 12% Note	1-Jan	4,800.00	0.12	576	366	1.57	91	143	4,800.00	
Interest payment	14-Mar	(800.00)						(800)	4,800.00	
Interest payment	14-Mar	(24.00)						(24)	4,800.00	
12% Note	26-Mar	250.00	0.12	30	366	0.08	5	0	5,050.00	
2011 carry forward 10% Note	1-Jan	7,200.00	0.10	720	366	1.97	91	179		7,200.00
Interest due for 1st Q 2012								(501)		
Total interest due through 3/31/2012								**571**		
Total 12% Notes									5,050.00	
Total 10% Notes										7,200.00
Total Notes as of March 31, 2012										**12,250.00**

Second Quarter 6/30/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
1st Q forward 12% Note	1-Apr	5,050.00	0.12	606	366	1.66	79	131	5,050.00	
Interest payment	26-Apr	(600.00)						(600)	5,050.00	
New 12% Note	18-Apr	500.00	0.12	60	366	0.16	61	10	5,550.00	
New 12% Note	13-Jun	1,000.00	0.12	120	366	0.33	5	50	6,550.00	
1st Q carry forward 10% Note	1-Apr	7,200.00	0.10	720	366	1.97	79	155		7,200.00
Interest due for 2nd Q 2012								(254)		
Total interest due through 6/18/2012								317		
Payment on June 18		(1,050.00)								
Payment applied to accrued interest								(317)		
Payment applied to principle		(733.00)							5,817.00	
Balance on 12% Note	19-Jun	5,817.00	0.12	698	366	1.91	11	21	5,817.00	
June 19 forward 10% Note	19-Jun	7,200.00	0.12	864	366	2.36	11	26		
Total interest due through 6/30/2012								**46.95**		
Total 12% Notes									5,817.00	
Total 10% Notes										7,200.00
Total Notes as of June 31, 2012										**13,017.00**

Third Quarter 9/30/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
2nd Q forward 12% Note	1-Jul	5,817.00	0.12	698	366	1.91	92	175	5,817.00	
New 12% Note	16-Jul	400.00	0.12	48	366	0.13	76	10	6,217.00	
New 12% Note	11-Sep	600.00	0.12	72	366	0.20	19	4	6,817.00	
2nd Q forward 10% Note	1-Jul	7,200.00	0.10	720	366	1.97	92	181		7,200.00
Interest due for 3rd Q 2012								370.15		
Total interest due through 8/31/2012								**417.10**		
Total 12% Notes									6,817.00	
Total 10% Notes										7,200.00
Total Notes as of August 31, 2012										**14,017.00**

Fourth Quarter 12/31/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
3rd Q forward 12% Note	1-Oct	6,817.00	0.12	818	366	2.24	92	206	6,817.00	
New 12% Note	14-Nov	59.90	0.12	7	366	0.02	47	0.92	6,876.90	
New 12% Note	28-Nov	600.00	0.12	72	366	0.20	33	6.49	7,476.90	
3rd Q forward 10% Note	1-Oct	7,200.00	0.10	720	366	1.97	92	181		7,200.00
Interest due for 4th Q 2012								394.03		
Interest payment on October 10, 2012								(600.00)		
Total interest due through 12/31/2012								**211.12**		
Total 12% Notes									7,476.90	
Total 10% Notes										7,200.00
Total Notes as of December 31, 2012										**14,676.90**

First Quarter 3/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
2012, forward 12% Note	1-Jan	7,476.90	0.12	897	365	2.46	90	221.23	7,476.90	
2012 forward 10% Note	1-Jan	7,200.00	0.10	720	365	1.97	90	177.53		7,200.00
Interest due for 1st Q 2013								398.77		
Total interest due through 3/31/2013								**609.89**		
Total 12% Notes									7,476.90	
Total 10% Notes										7,200.00
Total Notes as of March 31, 2013										**14,676.90**

Second Quarter 6/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
1st Q forward 12% Note	1-Apr	7,476.90	0.12	897	365	2.46	91	223.69	7,476.90	
1st Q forward 10% Note	1-Apr	7,200.00	0.10	720	365	1.97	91	179.51		7,200.00
Interest due for 2nd Q 2013								403.20		
Total interest due through 6/30/2013								**1,013.09**		
Total 12% Notes									7,476.90	
Total 10% Notes										7,200.00
Total Notes as of June 30, 2013										**14,676.90**

Third Quarter 9/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
2nd Q forward 12% Note	1-Jul	7,476.90	0.12	897	365	2.46	92	226.15	7,476.90	
2nd Q forward 10% Note	1-Jul	7,200.00	0.10	720	365	1.97	92	181.48		7,200.00
New 10% Note	20-Jul	5,000.00	0.10	500	365	1.37	72	98.63		12,200.00
New 10% Note	31-Jul	5,000.00	0.10	500	365	1.37	61	83.56		17,200.00
New 10% Note	12-Aug	5,000.00	0.10	500	365	1.37	49	67.12		22,200.00
New 10% Note	9-Sep	500.00	0.10	50	365	0.14	21	2.88		22,700.00
New 10% Note	27-Sep	1,000.00	0.10	100	365	0.27	3	0.82		23,700.00
Interest due for 3rd Q 2013								660.64		
Total interest due through 9/30/2013								**1,673.74**		
Total 12% Notes									7,476.90	
Total 10% Notes										23,700.00
Total Notes as of September 30, 2013										**31,176.90**

Fourth Quarter 12/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
3rd Q forward 12% Note	1-Oct	7,476.90	0.12	897	365	2.46	92	226.15	7,476.90	
Conversion to Stock	31-Dec	(3,000.00)							4,476.90	
3rd Q forward 10% Note	1-Oct	23,700.00	0.10	2,370	365	6.49	92	597.37		23,700.00
Interest due for 4th Q 2013								823.52		
Total interest due through 12/31/2013								**2,497.26**		
Total 12% Notes									4,476.90	
Total 10% Notes										23,700.00
Total Notes as of December 31, 2013										**28,176.90**

First Quarter 3/31/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
12% Note carry forward	1-Jan	4,476.90	0.12	537	365	1.47	90	132.47	4,476.90	
10% Note carry forward	1-Jan	23,700.00	0.10	2,370	365	6.49	90	584.38		23,700.00
New 10% Note	17-Mar	3,000.00	0.10	300	365	0.82	14	11.51		26,700.00
Interest due for Quarter								728.36		
Total interest due through 3/31/2014								**3,225.61**		
Total 12% Notes									4,476.90	
Total 10% Notes										26,700.00
Total Notes as of March 31, 2014										**31,176.90**

Second Quarter 6/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
12% Note carry forward	1-Apr	4,476.90	0.12	537	365	1.47	91	133.94	4,476.90	
10% Note carry forward	1-Apr	26,700.00	0.10	2,670	365	7.32	91	665.67		26,700.00
Interest due for Quarter								799.61		
Total interest due through 6/30/2014								**4,025.22**		
Total 12% Notes									4,476.90	
Total 10% Notes										26,700.00
Total Notes as of June 30, 2014										**31,176.90**

Third Quarter 9/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
12% Note carry forward	1-Jul	4,476.90	0.12	537	365	1.47	92	135.41	4,476.90	
10% Note carry forward	1-Jul	26,700.00	0.10	2,670	365	7.32	92	672.99		
New Series E 10% Note	14-Aug	500.00	0.10	50	365	0.14	47	6.44		27,200.00
New Series E 10% Note	30-Sep	1,000.00	0.10	100	365	0.27	1	0.27		28,200.00
Interest due for Quarter								815.11		
Total interest due through 9/30/2014								4,840.33		
Total 12% Notes									4,476.90	
Total 10% Notes										28,200.00
Total Notes as of September 30, 2014										32,676.90

Shares and Notes	Dollars Invested	Number of Shares	Average Price
Shares & cost	28,000.00	1,400,000	0.020

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A 12% Notes
4,476.90

Series D Note - **Note paying ten percent (10%) interest, convertible at ten cents ($.10) per Share**

Date of Loan		Series D 10% Notes	Conversion Price	Convertible into	Conversion Date	
14-Jun	2011	7,200.00	0.10	72,000	31-Dec	2015

Series E Note - **Notes paying ten percent (10%) interest with three year detachable Warrants exercisable at ten cents ($.10) per Share:**

	Date of Loan		Series E 10% Notes	Exercise Price	Detachable Warrants	Due Date	
	30-Sep	2013	16,500.00	0.10	165,000	31-Dec	2015
	17-Mar	2014	3,000.00	0.10	30,000	31-Dec	2015
	14-Aug	2014	500.00	0.10	5,000	31-Dec	2015
Convertible at $0.10 per Share:	30-Sep	2014	1,000.00	0.10	10,000	31-Jan	2015
Total Series E Notes and Warrants:			21,000.00		210,000		

	Totals	Totals	Average Price
Total Notes:	32,676.90		
Accrued interest through September 30, 2014:	4,840.33		
Total owed:	37,517.23		
Total Notes, Conversion rights and Warrants	32,676.90	282,000	
Total Invested	60,676.90		
Total Shares based on conversion of Notes & exercise of Warrants:		1,682,000	
Average price per Share based on conversion of Notes & exercise of Warrants			0.036

Plus a personal loan to Jim Garlie on June 28, 2014 for $500

EXHIBIT T

$ 28,079.85

Las Vegas, Nevada
September 30, 2014

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Robert L. & Janice M. Halverson ("Halverson") at 1371 Hillcrest Dr. Unit 303, Anchorage, AK 99503, or at such other place as may be designated by Halverson, the sum of Twenty Eight Thousand Seventy Nine and 85/100 ($28,079.85) Dollars consisting of four (4) "Sub-Notes" which are shown in "Appendix A" and further defined in this Agreement, together with interest which has been accruing as of the date the loans were made. The following is the list of Sub-Notes:

Series A Note - in the amount of $1,079.85 paying twelve percent (12%) interest does not include conversion rights or Warrants and is due September 30, 2014.

Series B Note - in the amount of $10,000.00 paying ten percent (12%) interest includes Warrants to purchase 100,000 Shares of SASI's common stock at ten cents ($.10) per Share by December 31, 2015, and is due December 31, 2015.

Series E Note - in the amount of $16,000.00 paying ten percent (10%) interest includes Warrants to purchase 200,000 Shares of SASI's common stock at ten cents ($.10) per Share by December 31, 2015, and is due December 31, 2015.

Series E Note - in the amount of $1,000.00 paying ten percent (10%) interest includes conversion rights into 10,000 Shares of SASI's common stock at ten cents ($.10) per Share and is due January 31, 2015.

Payments shall be made in full, together with accrued interest, on or before the respective due dates. Payments shall be applied first to accrued interest, and the remainder to the principal balance of this obligation.

This Note, consisting of and including the Sub-Notes, is secured by the assets of SASI.

If default be made in the payment of any sum due hereunder or in the performance of any of the terms, covenants, or conditions of this Note, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Note or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements

and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payment of this Note waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or modifications which might be made by the holder hereof as to the line of payment of this note from time to time, and further agree that the security for this Note or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payment of this Note.

Secure Authenticated Systems, Inc.

James M. Garlie, President

Appendix A
Secure Authenticated Systems, Inc. - SASI

Robert L. & Janice M. Halverson — **- Note Paybie -** — **September 30, 2014**

Shares, Notes, Options, Warrants, Rights & Accrued Interest:	Dollars Invested	Number of Shares	Average Price
Shares purchased:	72,500.00	2,530,000	0.029

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A 12% Notes	Due Date	
1,079.85	14-Jun	2015

Series B Note - **Note paying twelve percent (12%) interest with detachable Warrants exercisable at ten cents ($.10) per Share:**

Date of Loan		Series B Dollars Invested	Exercise Price	Warrants	Due Date	
30-Sep	2012	10,000.00	0.10	100,000	31-Dec	2015

Series E Note - **Note paying ten percent (10%) interest with detachable Warrants exercisable at ten cents ($.10) per Share:**

	Date of Loan		Series E 10% Notes	Exercise Price	Detachable Warrants	Due Date	
	12-Dec	2013	2,500.00	0.10	25,000	31-Dec	2015
	13-Feb	2014	1,000.00	0.10	10,000	31-Dec	2015
	5-Mar	2014	2,500.00	0.10	25,000	31-Dec	2015
	1-Apr	2014	1,000.00	0.10	10,000	31-Dec	2015
	9-Apr	2014	1,500.00	0.10	15,000	31-Dec	2015
	23-Apr	2014	5,000.00	0.10	50,000	31-Dec	2015
	7-Aug	2014	1,000.00	0.10	10,000	31-Dec	2015
	15-Aug	2014	500.00	0.10	5,000	31-Dec	2015
	18-Sep	2014	1,000.00	0.10	10,000	31-Dec	2015
Convertible at $0.10 per Share:	29-Sep	2014	1,000.00	0.10	10,000	31-Jan	2015
Total Series E Notes and Warrants:			17,000.00		170,000		

	Totals	Totals	Average Price
Total Notes:	28,079.85		
Total accrued interest:	3,405.19		
Total owed:	31,485.04		
Total Notes, Conversion rights and Warrants:	28,079.85	270,000	
Total invested:	100,579.85		
Total Shares based on conversion of Notes & exercise of Warrants:		2,800,000	
Average price per Share based on conversion of Notes & exercise of Warrants:			0.036

History

Third Quarter 9/30/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
New Series B 12% note	31-Aug	10,000.00	0.12	1,200	366	3.28	1	3.28	10,000	
Interest due for 3rd Q								3.28		
Total interest due through 9/30/2012								3.28		
Total Notes as of September 30, 2012									10,000	

Fourth Quarter 12/31/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series B 3rd Q forward 12% Note	1-Oct	10,000.00	0.12	1,200	366	3.28	92	301.64	10,000.00	
New Series A 12% Note	6-Nov	79.85	0.12	10	366	0.03	55	1.44	79.85	
Interest due for 4th Q								303.08		
Total interest due through 12/31/2012								306.36		
Total Series A 12% Notes									79.85	
Total Series B 12% Notes									10,000	
Total Notes as of December 31, 2012									10,079.85	

First Quarter 3/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A forward 12% Note	1-Jan	79.85	0.12	10	365	0.03	90	2.36	79.85	
Series B forward 12% Note	1-Jan	10,000.00	0.12	1,200	365	3.29	90	295.89	10,000.00	
Interest due for 1st Q								298.25		
Total interest due through 3/31/2013								604.61		
Total Series A 12% Notes									79.85	
Total Series B 12% Notes									10,000.00	
Total Notes as of March 31, 2013									10,079.85	

Second Quarter 6/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A forward 12% Note	1-Apr	79.85	0.12	10	365	0.03	91	2.39	79.85	
New Series A 12% Note	10-May	5,000	0.12	600	365	1.64	51	83.84	5,079.85	
Series B forward 12% Note		10,000.00	0.12	1,200	365	3.29	91	299.18	10,000.00	
Interest due for 2nd Q								385.40		
Total interest due through 6/30/2013								990.01		
Total Series A 12% Notes									5,079.85	
Total Series B 12% Notes									10,000.00	
Total Notes as of June 30, 2013									15,079.85	

Third Quarter 9/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A forward 12% Note	1-Jul	5,079.85	0.12	610	365	1.67	8	13.36	5,079.85	
Conversation to stock	8-Jul	(5,000.00)								
Balance on Series A Note		79.85	0.12	10	365	0.03	84	2.21	79.85	
Series B forward 12% Note	1-Jul	10,000.00	0.12	1,200	365	3.29	92	302.47	10,000.00	
Interest due for 3rd Q								318.03		
Total interest due through 9/30/2013								1,308.05		
Total Series A 12% Notes									79.85	
Total Series B 12% Notes									10,000.00	
Total Notes as of September 30, 2013									10,079.85	

Fourth Quarter 12/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A forward 12% Note	1-Oct	79.85	0.12	10	365	0.03	92	2.42	79.85	
New Series A 12% Note	7-Oct	1,000.00	0.12	120	365	0.33	85	27.95	1,079.85	
Series B forward 12% Note	1-Oct	10,000.00	0.12	1,200	365	3.29	92	302.47	10,000.00	
New Note	12-Dec	2,500.00	0.10	250	365	0.68	19	13.01		2,500
Interest due for 4th Q								345.84		
Total interest due through 12/31/2013								1,653.89		
Total Series A 12% Notes									1,079.85	
Total Series B 12% Notes									10,000.00	
Total Series E 10% Notes										2,500
Total Notes as of December 31, 2013									13,579.85	

First Quarter 03/31/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A forward 12% Note	1-Jan	1,079.85	0.12	130	365	0.36	90	31.95	1,079.85	
Series B forward 12% Note	1-Jan	10,000.00	0.12	1,200	365	3.29	90	295.89	10,000.00	
Series E 10% Note	1-Jan	2,500.00	0.10	250	365	0.68	90	61.64		2,500
New Series E Note	13-Feb	1,000.00	0.10	100	365	0.27	47	12.88		3,500
New Series E Note	5-Mar	2,500.00	0.10	250	365	0.68	26	17.81		6,000
Interest due for Quarter								420.17		
Total interest due through 3/31/2014								**2,074.06**		
Total Series A 12% Notes									1,079.85	
Total Series B 12% Notes									10,000.00	
Total Series E 10% Notes										6,000
Total Notes as of March 31, 2014									17,079.85	

Second Quarter 06/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A forward 12% Note	1-Apr	1,079.85	0.12	130	365	0.36	91	32.31	1,079.85	
Series B forward 12% Note	1-Apr	10,000.00	0.12	1,200	365	3.29	91	299.18	10,000.00	
Series E 10% Notes	1-Apr	6,000.00	0.10	600	365	1.64	91	149.59		6,000
New Series E Note	1-Apr	1,000.00	0.10	100	365	0.27	91	24.93		7,000
New Series E Note	9-Apr	1,500.00	0.10	150	365	0.41	82	33.70		8,500
New Series E Note	23-Apr	5,000.00	0.10	500	365	1.37	68	93.15		13,500
Interest due for Quarter								632.85		
Total interest due through 6/30/2014								**2,706.91**		
Total Series A 12% Notes									1,079.85	
Total Series B 12% Notes									10,000.00	
Total Series E 10% Notes										13,500
Total Notes as of June 30, 2014									24,579.85	

Third Quarter 09/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A forward 12% Note	1-Jul	1,079.85	0.12	130	365	0.36	92	32.66	1,079.85	
Series B forward 12% Note	1-Jul	10,000.00	0.12	1,200	365	3.29	92	302.47	10,000.00	
Series E forward10% Notes	1-Jul	13,500.00	0.10	1,350	365	3.70	92	340.27		13,500
New Series E Note 10% Note	7-Aug	1,000.00	0.10	100	365	0.27	54	14.79		14,500
New Series E Note 10% Note	15-Aug	500.00	0.10	50	365	0.14	31	4.25		15,000
New Series E Note 10% Note	18-Sep	1,000.00	0.10	100	365	0.27	12	3.29		16,000
New Series E Note 10% Note	29-Sep	1,000.00	0.10	100	365	0.27	2	0.55		17,000
Interest due for Quarter								698.28		
Total interest due through 9/30/2014								**3,405.19**		
Total Series A 12% Notes									1,079.85	
Total Series B 12% Notes									10,000.00	
Total Series E 10% Notes										17,000
Total Notes as of September 30, 2014									28,079.85	

Shares and Notes	**Dollars Invested**	**Number of Shares**	**Average Price**
Shares purchased:	72,500.00	2,530,000	0.029

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A Dollars Invested	**Due Date**	
1,079.85	14-Jun	2015

Series B Note - **Note paying twelve percent (12%) interest with detachable Warrants exercisable at ten cents ($.10) per Share:**

Date of Loan		Series B Dollars Invested	Exercise Price	Warrants	Due Date	
30-Sep	2012	10,000.00	0.10	100,000	31-Dec	2015

Series E Note - **Note paying ten percent (10%) interest with three year detachable Warrants exercisable at ten cents ($.10) per Share:**

	Date of Loan		Series E 10% Notes	Exercise Price	Detachable Warrants	Due Date	
	12-Dec	2013	2,500.00	0.10	25,000	31-Dec	2015
	13-Feb	2014	1,000.00	0.10	10,000	31-Dec	2015
	5-Mar	2014	2,500.00	0.10	25,000	31-Dec	2015
	1-Apr	2014	1,000.00	0.10	10,000	31-Dec	2015
	9-Apr	2014	1,500.00	0.10	15,000	31-Dec	2015
	23-Apr	2014	5,000.00	0.10	50,000	31-Dec	2015
	7-Aug	2014	1,000.00	0.10	10,000	31-Dec	2015
	15-Aug	2014	500.00	0.10	5,000	31-Dec	2015
	18-Sep	2014	1,000.00	0.10	10,000	31-Dec	2015
Convertible at $0.10 per Share:	29-Sep	2014	1,000.00	0.10	10,000	31-Jan	2015
Total Series E Notes and Warrants:			17,000.00		170,000		

	Totals	Totals	Average Price
Total Notes:	28,079.85		
Total accrued interest:	3,405.19		
Total owed:	31,485.04		
Total Notes, Conversion rights and Warrants:	28,079.85	270,000	
Total invested:	100,579.85		
Total Shares based on conversion of Notes & exercise of Warrants:		2,800,000	
Average price per Share based on conversion of Notes & exercise of Warrants:			0.036

EXHIBIT U

$ 7,509.95

Las Vegas, Nevada
September 30, 2014

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Vinod P. Mistry ("Mistry") at 184 Carlton Avenue East, N. Wembley, Middlx, England, HA9 8PT, or at such other place as may be designated by Mistry, the sum of Seven Thousand Five Hundred Twenty Nine and 95/100 ($7,509.95) Dollars consisting of two (2) "Sub-Notes" which are shown in "Appendix A" and further defined in this Agreement, together with interest which has been accruing as of the date the loans were made. The following is the list of Sub-Notes:

Series A Note - in the amount of $2,529.95 paying twelve percent (12%) interest does not include conversion rights or Warrants and is due June 14, 2015.

Series B Note - in the amount of $4,980.00 paying ten percent (10%) interest includes Warrants to purchase 49,800 Shares of SASI's common stock at ten cents ($.10) per Share within one (1) year of September 30, 2013, and is due December 31, 2015.

Payments shall be made in full, together with accrued interest, on or before the respective due dates. Payments shall be applied first to accrued interest, and the remainder to the principal balance of this obligation.

This Note, consisting of and including the Sub-Notes, is secured by the assets of SASI.

If default be made in the payment of any sum due hereunder or in the performance of any of the terms, covenants, or conditions of this Note, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Note or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payment of this Note waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or modifications which might be made by the holder hereof as to the line of payment of this note from time to time, and further agree that the security for this Note or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payment of this Note.

Secure Authenticated Systems, Inc.

James M. Garlie, President

Appendix A
Secure Authenticated Systems, Inc. - SASI

Vinod P. Mistry — **- Note Payble -** — **September 30, 2014**

Shares, Notes, Options, Warrants, Rights & Accrued interest:	**Dollars Invested**	**Number of Shares**	**Average Price**
Shares purchased:	20,000.00	500,000	0.040

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A 12% Notes	**Due Date**	
2,529.95	14-Jun	2015

Series B Note - **Note paying twelve percent (12%) interest with detachable Warrants exercisable at ten cents ($.10) per Share:**

Date of Loan		**Series B 12% Notes**	**Exercise Price**	**Warrants**	**Expiration Date**	
5-Oct	2012	4,980.00	0.10	49,800	31-Dec	2015

	Totals	**Totals**	**Average Price**
Total Notes:	7,509.95		
Total accrued interest:	1,766.32		
Total owed:	9,276.27		
Total Notes, Conversion rights and Warrants	7,509.95	49,800	
Total invested	7,509.95		
Total Shares based on conversion of Notes & exercise of Warrants:		549,800	
Average price per Share based on conversion of Notes & exercise of Warrants			0.014

Five percent (5%) of SAS UK LTD

History

Second Quarter 6/30/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
New 12% Note	22-Jun	2,500	0.12	300	366	0.82	8	6.56	2,500	
Interest due for 2nd Q								6.56		
Total Notes as of June 30, 2012										2,500.00

Third Quarter 9/30/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2nd Q forward 12% Note	1-Jul	2,500.00	0.12	300	366	0.82	92	75.41	2,500.00	
Interest due for 3rd Q								75.41		
Total interest due through 9/30/2012								81.97		
Total 12% Notes									2,500.00	
Total 10% Notes										-
Total Notes as of September 30, 2012										2,500.00

Fourth Quarter 12/31/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
3rd Q forward 12% Note	1-Oct	2,500.00	0.12	300	366	0.82	92	75.41	2,500.00	
New 12% note	5-Oct	4,980.00	0.12	598	366	1.63	57	93.07	7,480.00	
New 12% note	6-Nov	29.95	0.12	4	366	0.01	55	0.54	7,509.95	
Interest due for 4th Q								169.02		
Total interest due through 12/31/2012								250.99		
Total 12% Notes									7,509.95	
Total 10% Notes										-
Total Notes as of December 31, 2012										7,509.95

First Quarter 3/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2012, forward 12% Note	1-Jan	7,509.95	0.12	901	365	2.47	90	222.21	7,509.95	
Interest due for 1st Q								222.21		
Total interest due through 3/31/2013								473.20		
Total 12% Notes									7,509.95	
Total 10% Notes										-
Total Notes as of March 31, 2013										7,509.95

Second Quarter 6/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
1st Q, forward 12% Note	1-Apr	7,509.95	0.12	901	365	2.47	91	224.68	7,509.95	
Interest due for 2nd Q								224.68		
Total interest due through 6/30/2013								697.88		
Total 12% Notes									7,509.95	
Total 10% Notes										-
Total Notes as of June 30, 2013										7,509.95

Third Quarter 9/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2nd Q, forward 12% Note	1-Jul	7,509.95	0.12	901	365	2.47	92	227.15	7,509.95	
Interest due for 3rd Q								227.15		
Total interest due through 9/30/2013								925.03		
Total 12% Notes									7,509.95	
Total 10% Notes										-
Total Notes as of September 30, 2013										7,509.95

Fourth Quarter 12/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
3rd Q, forward 12% Note	1-Oct	7,509.95	0.12	901	365	2.47	92	227.15	7,509.95	
Interest due for 4th Q								227.15		
Interest due through 12/31/2013								1,152.18		
Interest payment on	31-Dec							(59.90)		
Total interest due through 12/31/2013								1,092.28		
Total 12% Notes									7,509.95	
Total 10% Notes										-
Total Notes as of December 31, 2013										7,509.95

First Quarter 3/31/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A 12% Note	1-Jan	2,529.95	0.12	304	365	0.83	90	74.86	2,529.95	
Series B 12% Note	1-Jan	4,980.00	0.12	598	365	1.64	90	147.35	7,509.95	
Interest due for this Quarter								222.21		
Total accrued interest due through the end of this Quarter:								1,314.49		
Total 12% Notes									7,509.95	
Total 10% Notes										-
Total Notes as of the end of this Quarter:										7,509.95

Second Quarter 6/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A 12% Note	1-Apr	2,529.95	0.12	304	365	0.83	91	75.69	2,529.95	
Series B 12% Note	1-Apr	4,980.00	0.12	598	365	1.64	91	148.99	7,509.95	
Interest due for this Quarter								224.68		
Total accrued interest due through the end of this Quarter:								1,539.17		
Total 12% Notes									7,509.95	
Total 10% Notes										-
Total Notes as of the end of this Quarter:										7,509.95

Third Quarter 9/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A 12% Note	1-Jul	2,529.95	0.12	304	365	0.83	92	76.52	2,529.95	
Series B 12% Note	1-Jul	4,980.00	0.12	598	365	1.64	92	150.63	7,509.95	
Interest due for this Quarter								227.15		
Total accrued interest due through the end of this Quarter:								1,766.32		
Total 12% Notes									7,509.95	
Total 10% Notes										-
Total Notes as of the end of this Quarter:										7,509.95

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A 12% Notes	Due Date	
2,529.95	14-Jun	2015

Series B Note - **Note paying twelve percent (12%) interest with detachable Warrants exercisable at ten cents ($.10) per Share:**

Date of Loan		Series B 12% Notes	Exercise Price	Warrants	Expiration Date	
5-Oct	2012	4,980.00	0.10	49,800	31-Dec	2015

	Totals	Totals	Average Price
Total Notes:	7,509.95		
Total accrued interest:	1,766.32		
Total owed:	9,276.27		
Total Notes, Conversion rights and Warrants	7,509.95	49,800	
Total invested	27,509.95		
Total Shares based on conversion of Notes & exercise of Warrants:		49,877	
Average price per Share based on conversion of Notes & exercise of Warrants			0.552

Five percent (5%) of SAS UK LTD

EXHIBIT V

$ 53,579.85 Las Vegas, Nevada
September 30, 2014

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Edward G. and Jo E. Monty ("Monty") at 1671 North Bogey Point, Hernando, FL 34442, or at such other place as may be designated by Monty, the sum of Fifty Three Thousand Five Hundred Seventy Nine and 85/100 ($53,579.85) Dollars consisting of four (4) "Sub-Notes" which are shown in "Appendix A" and further defined in this Agreement, together with interest which has been accruing as of the date the loans were made. The following is the list of Sub-Notes:

Series A - Note in the amount of $1,079.85 paying twelve percent (12%) interest does not include conversion rights or Warrants and is due June 14, 2015.

Series C - Note in the amount of $3,500.00 paying ten percent (10%) interest includes conversion rights into 70,000 Shares of SASI's common stock at five cents ($.05) per Share and is due December 31, 2015.

Series D - Note in the amount of $10,000.00 paying ten percent (10%) interest includes conversion rights into 100,000 Shares of SASI's common stock at ten cents ($.10) per Share and is due December 31, 2015.

Series E - Note in the amount of $39,000.00 paying ten percent (10%) interest includes Warrants to purchase 390,000 Shares of SASI's common stock at ten cents ($.10) per Share by December 31, 2015, and is due December 31, 2015.

Payments shall be made in full, together with accrued interest, on or before the respective due dates. Payments shall be applied first to accrued interest, and the remainder to the principal balance of this obligation.

This Note, consisting of and including the Sub-Notes, is secured by the assets of SASI.

If default be made in the payment of any sum due hereunder or in the performance of any of the terms, covenants, or conditions of this Note, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Note or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements

and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payment of this Note waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or modifications which might be made by the holder hereof as to the line of payment of this note from time to time, and further agree that the security for this Note or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payment of this Note.

Secure Authenticated Systems, Inc.

James M. Garlie, President

Appendix A
Secure Authenticated Systems, Inc. - SASI

Edward G. & Jo E. Monty — **- Note Payble -** — **September 30, 2014**

Shares, Notes, Options, Warrants, Rights & Accrued interest:	Dollars Invested	Number of Shares	Average Price
Shares purchased:	20,500.00	1,400,000	0.015

Series A Note - Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:

Series A 12% Notes	Due Date	
1,079.85	14-Jun	2015

Series B Note - Note paying twelve percent (12%) interest with detachable Warrants exercisable at ten cents ($.10) per Share:

Date of Loan		Series B 12% Notes	Exercise Price	Detachable Warrants	Due Date	
26-Sep	2012	-	0.10	30,000	31-Dec	2015

Series C Note - Note paying ten percent (10%) interest, convertible at five cents ($.05) per Share:

Date of Loan		Series C 10% Notes	Conversion Price	Convertible into	Conversion Date	
25-Jul	2012	3,500.00	0.05	70,000	31-Dec	2015

Series D Note - Note paying ten percent (10%) interest, convertible at ten cents ($.10) per Share

Date of Loan		Series D 10% Notes	Conversion Price	Convertible into	Conversion Date	
14-Jun	2013	10,000.00	0.10	100,000	31-Dec	2015

Series E Note - Note paying ten percent (10%) interest with three year detachable Warrants exercisable at ten cents ($.10) per Share:

	Date of Loan		Series E 10% Notes	Exercise Price	Detachable Warrants	Due Date	
	30-Sep	2013	26,000.00	0.10	260,000	31-Dec	2015
	28-Oct	2013	5,000.00	0.10	50,000	31-Dec	2015
	7-Jan	2014	5,000.00	0.10	50,000	31-Dec	2015
	15-Apr	2014	1,500.00	0.10	15,000	31-Dec	2015
	5-May	2014	1,500.00	0.10	15,000	31-Dec	2015
Total Series E Notes and Warrants:			39,000.00		390,000		

	Totals	Totals	Average Price
Total Notes:	53,579.85		
Total accrued interest:	9,356.64		
Total owed:	62,936.49		
Total Notes, Conversion rights and Warrants	53,579.85	590,000	
Total invested	74,079.85		
Total Shares based on conversion of Notes & exercise of Warrants:		1,990,000	
Average price per Share based on conversion of Notes & exercise of Warrants			0.037

History

Year ending 2010	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
New 10% Note	30-Nov	1,500.00	0.10	150	365	0.41	31	12.74		1,500.00
New 10% Note	15-Dec	1,000.00	0.10	100	365	0.27	16	4.38		2,500.00
Interest due Ed & Jo for 2010								17.12		
Total Notes as of December 31, 2010										**2,500.00**

Year ending 2011	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2010, forward 10% Note	1-Jan	2,500.00	0.10	250	365	0.68	365	250.00		2,500.00
New 10% Note	21-Jan	1,500.00	0.10	150	365	0.41	344	141.37		4,000.00
New 10% Note	12-Apr	1,000.00	0.10	100	365	0.27	264	72.33		5,000.00
New 10% Note	6-May	(1,000.00)	0.10	(100)	365	(0.27)	239	(65.48)		4,000.00
New 10% Note	3-Jun	5,000.00	0.10	500	365	1.37	211	289.04		9,000.00
New 10% Note	16-Jun	(2,500.00)	0.10	(250)	365	(0.68)	198	(135.62)		6,500.00
New 10% Note	7-Jul	3,500.00	0.10	350	365	0.96	177	169.73		10,000.00
New 10% Note	8-Jul	1,000.00	0.10	100	365	0.27	176	48.22		11,000.00
New 10% Note	16-Aug	2,000.00	0.10	200	365	0.55	137	75.07		13,000.00
Interest due Ed & Jo for 2011								844.66		
Total interest due Ed & Jo as of December 31, 2011								**861.78**		
Total Notes as of December 31, 2011										**13,000.00**

First Quarter 3/31/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2011, forward 10% Note	1-Jan	13,000.00	0.10	1,300	366	3.55	91	323.22		13,000.00
Interest due Ed & Jo for 1st Q 2012								323.22		
Total interest due Ed & Jo as of March 31, 2012								**1,185.00**		
Total Notes as of March 31, 2012										**13,000.00**

Second Quarter 6/30/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
1st Q forward 10% Note	1-Apr	13,000.00	0.10	1,300	366	3.55	91	323.22		13,000.00
Interest due Ed & Jo for 2nd Q 2012								323.22		
Total interest due Ed & Jo as of June 30, 2012								**1,508.23**		
Total Notes as of June 30, 2012										**13,000.00**

Third Quarter 9/30/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2nd Q forward 10% Note	1-Jul	13,000.00	0.10	1,300	366	3.55	92	326.78		13,000.00
New Series C 10% Note	25-Jul	3,500.00	0.10	350	366	0.96	36	34.43		16,500.00
New Series B 12% Note	26-Sep	3,000.00	0.12	360	366	0.98	4	3.93	3,000.00	
Interest due Ed & Jo for 3rd Q 2012								365.14		
Total interest due Ed & Jo as of September 30, 2012								**1,873.37**		
Total Notes as of JSeptember 30, 2012										**19,500.00**

Fourth Quarter 12/31/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
3rd Q forward 10% Note	1-Oct	13,000.00	0.10	1,300	366	3.55	92	326.78		
3rd Q forward 10% Note	1-Oct	3,500.00	0.10	350	366	0.96	92	87.98		16,500.00
3rd Q forward 12% Note	1-Oct	3,000.00	0.12	360	366	0.98	92	90.49	3,000.00	
New 12% Note	6-Nov	59.90	0.12	7	366	0.02	55	1.08	3,059.90	
New 12% Note	13-Nov	19.95	0.12	2	366	0.01	48	0.31	3,079.85	
Interest due Ed & Jo for 4th Q 2012								506.64		
Total interest due Ed & Jo as of December 31, 2012								**2,380.01**		
Total Notes as of December 31, 2012										**19,579.85**

First Quarter 3/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2012 forward 12% Note	1-Jan	3,079.85	0.12	370	365	1.01	90	91.13	3,079.85	
2012 forward 10% Note	1-Jan	16,500.00	0.10	1,650	365	4.52	90	406.85		16,500.00
New Note	18-Jan	1,000.00						100.00	4,079.85	
Payment	5-Feb	(500.00)						(50.00)	3,579.85	
Payment	8-Feb	(500.00)						(50.00)	3,079.85	
Interest due Ed & Jo for 1st Q 2013								497.98		
Total interest due Ed & Jo as of March 31, 2013								**2,877.98**		
Total Notes as of March 31, 2013										**19,579.85**

Second Quarter 6/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
1st Q forward 12% Note	1-Apr	3,079.85	0.12	370	365	1.01	91	92.14	3,079.85	
New 12% Note	4-Jun	1,000.00	0.12	120	365	0.33	26	8.55	4,079.85	
1st forward 10% Note	1-Apr	16,500.00	0.10	1,650	365	4.52	91	411.37		16,500.00
Interest due Ed & Jo for 2nd Q 2013								512.06		
Total interest due through 6/30/2013								**3,390.04**		
Total Notes as of June 30, 2013										**20,579.85**

Third Quarter 9/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2nd Q forward 12% Note	1-Jul	4,079.85	0.12	490	365	1.34	92	123.40	4,079.85	
2nd forward 10% Note	1-Jul	16,500.00	0.10	1,650	365	4.52	92	415.89		16,500.00
New 10% Note	19-Jul	4,000.00	0.10	400	365	1.10	73	80.00		20,500.00
New 10% Note	12-Aug	2,000.00	0.10	200	365	0.55	49	26.85		22,500.00
New 10% Note	16-Aug	10,000.00	0.10	1,000	365	2.74	45	123.29		32,500.00
New 10% Note	16-Aug	5,000.00	0.10	500	365	1.37	45	61.64		37,500.00
New 10% Note	13-Sep	2,000.00	0.10	200	365	0.55	17	9.32		39,500.00
Interest due Ed & Jo for 3rd Q 2013								840.39		
Total interest due through 9/30/2013								**4,230.43**		
Total Notes as of September 30, 2013										**43,579.85**

Fourth Quarter 12/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2nd Q forward 12% Note	1-Oct	4,079.85	0.12	490	365	1.34	92	123.40	4,079.85	
2nd forward 10% Note	1-Oct	39,500.00	0.10	3,950	365	10.82	92	995.62		39,500.00
New 10% Note	28-Oct	5,000.00	0.10	500	365	1.37	64	87.67		44,500.00
Conversion to Stock	31-Dec	(3,000.00)							1,079.85	
Interest due Ed & Jo for the Quarter								1,206.69		
Total interest due through 12/31/2013								**5,437.12**		
Total Notes as of December 31, 2013										**45,579.85**

First Quarter 3/31/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A 12% Note	1-Jan	1,079.85	0.12	130	365	0.36	90	31.95	1,079.85	
Series C 10% Note	1-Jan	3,500.00	0.10	350	365	0.96	90	86.30		3,500.00
Series D 10% Note	1-Jan	10,000.00	0.10	1,000	365	2.74	90	246.58		13,500.00
Series E 10% Notes	1-Jan	31,000.00	0.10	3,100	365	8.49	90	764.38		44,500.00
New Series E Note	7-Jan	5,000.00	0.10	500	365	1.37	83	113.70		49,500.00
Interest due Ed & Jo for this Quarter:								1,242.91		
Total accrued interest due through the end of this Quarter:								**6,680.03**		
Total Notes as of the end of this Quarter:										**50,579.85**

Second Quarter 6/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A 12% Note	1-Apr	1,079.85	0.12	130	365	0.36	91	32.31	1,079.85	
Series C 10% Note	1-Apr	3,500.00	0.10	350	365	0.96	91	87.26		3,500.00
Series D 10% Note	1-Apr	10,000.00	0.10	1,000	365	2.74	91	249.32		13,500.00
Series E 10% Notes	1-Apr	36,000.00	0.10	3,600	365	9.86	91	897.53		49,500.00
New Series E Note	15-Apr	1,500.00	0.10	150	365	0.41	76	31.23		51,000.00
New Series E Note	5-May	1,500.00	0.10	150	365	0.41	56	23.01		52,500.00
Interest due Ed & Jo for this Quarter:								1,320.66		
Total accrued interest due through the end of this Quarter:								**8,000.70**		
Total Notes as of the end of this Quarter:										**53,579.85**

Third Quarter 9/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A 12% Note	1-Jul	1,079.85	0.12	130	365	0.36	92	32.66	1,079.85	
Series C 10% Note	1-Jul	3,500.00	0.10	350	365	0.96	92	88.22		3,500.00
Series D 10% Note	1-Jul	10,000.00	0.10	1,000	365	2.74	92	252.05		13,500.00
Series E 10% Notes	1-Jul	39,000.00	0.10	3,900	365	10.68	92	983.01		52,500.00
Interest due Ed & Jo for this Quarter:								1,355.95		
Total accrued interest due through the end of this Quarter:								**9,356.64**		
Total Notes as of the end of this Quarter:										**53,579.85**

Shares and Notes	**Dollars Invested**	**Number of Shares**	**Average Price**
Shares purchased:	20,500	1,400,000	**0.015**

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A 12% Notes	**Due Date**	
1,079.85	14-Jun	2015

Series B Note - **Note paying twelve percent (12%) interest with detachable Warrants exercisable at ten cents ($.10) per Share:**

Date of Loan		**Series B 12% Notes**	**Exer cise Price**	**Detachable Warrants**	**Due Date**	
26-Sep	2012	-	0.10	30,000	31-Dec	2015

Series C Note - **Note paying ten percent (10%) interest, convertible at five cents ($.05) per Share:**

Date of Loan		**Series C 10% Notes**	**Conve sion Price**	**Conver tible into**	**Conversion Date**	
25-Jul	2012	3,500.00	0.05	70,000	31-Dec	2015

Series D Note - **Note paying ten percent (10%) interest, convertible at ten cents ($.10) per Share**

Date of Loan		Series D 10% Notes	Conversion Price	Convertible into	Conversion Date	
14-Jun	2013	10,000.00	0.10	100,000	31-Dec	2015

Series E Note - **Note paying ten percent (10%) interest with three year detachable Warrants exercisable at ten cents ($.10) per Share:**

	Date of Loan		Series E 10% Notes	Exercise Price	Detachable Warrants	Due Date	
	30-Sep	2013	26,000.00	0.10	260,000	31-Dec	2015
	28-Oct	2013	5,000.00	0.10	50,000	31-Dec	2015
	7-Jan	2014	5,000.00	0.10	50,000	31-Dec	2015
	15-Apr	2014	1,500.00	0.10	15,000	31-Dec	2015
	5-May	2014	1,500.00	0.10	15,000	31-Dec	2015
Total Series E Notes and Warrants:			39,000.00		390,000.00		

	Totals	Totals	Average Price
Total Notes:	53,579.85		
Total accrued interest:	9,356.64		
Total owed:	62,936.49		
Total Notes, Conversion rights and Warrants:	53,579.85	590,000	
Total invested:	74,079.85		
Total Shares based on conversion of Notes & exercise of Warrants:		1,990,000	
Average price per Share based on conversion of Notes & exercise of Warrants:			0.037

EXHIBIT W

$ 17,277.90

Las Vegas, Nevada
September 30, 2014

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Craig B. Wisman ("Wisman") at 1024 Mt. Alem Drive, Hummelstown, PA 17036, or at such other place as may be designated by Wisman, the sum of Seven-Teen Thousand Two Hundred Seventy Seven and 90/100 ($17,277.90) Dollars consisting of three (3) "Sub-Notes" which are shown in "Appendix A" and further defined in this Agreement, together with interest which has been accruing as of the date the loans were made. The following is the list of Sub-Notes:

Series A Note - in the amount of $1,877.90 paying twelve percent (12%) interest does not include conversion rights or Warrants and is due June 14, 2015.

Series D Note - in the amount of $10,400.00 paying ten percent (10%) interest includes conversion rights into 104,000 Shares of SASI's common stock at ten cents ($.10) per Share and is due December 31, 2015.

Series E Note - in the amount of $5,000.00 paying ten percent (10%) interest includes Warrants to purchase 50,000 Shares of SASI's common stock at ten cents ($.10) per Share by December 31, 2015, and is due December 31, 2015.

Payments shall be made in full, together with accrued interest, on or before the respective due dates. Payments shall be applied first to accrued interest, and the remainder to the principal balance of this obligation.

This Note, consisting of and including the Sub-Notes, is secured by the assets of SASI.

If default be made in the payment of any sum due hereunder or in the performance of any of the terms, covenants, or conditions of this Note, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Note or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payment of this Note waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or modifications which might be made by the holder hereof as to the line of payment of this note from time to time, and further agree that the security for this Note or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payment of this Note.

Secure Authenticated Systems, Inc.

James M. Garlie, President

Appendix A
Secure Authenticated Systems, Inc. - SASI

Craig B. Wisman — **- Note Payble -** — **September 30, 2014**

Shares, Notes, Options, Warrants, Rights & Accrued Interest:

	Dollars Invested	Number of Shares	Average Price
Shares purchased:	5,000.00	500,000	0.010

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A 12% Notes	Due Date	
1,877.90	14-Jun	2015

Series D Note - **Note paying ten percent (10%) interest, convertible at ten cents ($.10) per Share**

Series D 10% Notes	Conversion Price	Convertible Into	Conversion Date	
10,400.00	0.10	104,000	31-Dec	2015

Series E Note - **Note paying ten percent (10%) interest with detachable Warrants exercisable at ten cents ($.10) per Share:**

Date of Loan		Series E 10% Notes	Exercise Price	Detachable Warrants	Due Date	
19-Dec	2013	5,000.00	0.10	50,000	31-Dec	2015

	Totals	Totals	Average Price
Total Notes:	17,277.90		
Total accrued interest through the end of this Quarter:	4,392.16		
Total owed:	**21,670.06**		
Total Notes, Conversion rights and Warrants	17,277.90	154,000	
Total invested	**22,277.90**		
Total Shares based on conversion of Notes & exercise of Warrants:		**654,000**	
Average price per Share based on conversion of Notes & exercise of Warrants			**0.034**

History

Year ending 2011	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
New 10% note	28-Feb	900.00	0.10	90	365	0.25	306	75.45		900.00
New 10% note	3-Jun	2,500.00	0.10	250	365	0.68	211	144.52		3,400.00
New 10% note	14-Jun	7,000.00	0.10	700	365	1.92	200	383.56		10,400.00
New 12% note	29-Sep	500.00	0.12	60	365	0.16	95	15.62	500.00	
Total interest due through 12/31/2011								**619.15**		
Total 12% Notes									500.00	
Total 10% Notes										10,400
Total Notes as of December 31, 2011										**10,900**

First Quarter 3/31/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2011, forward 12% Note	1-Jan	500.00	0.12	60	366	0.16	91	14.92	500.00	
New 12% note	26-Mar	250.00	0.12	30	366	0.08	5	0.41	750.00	
2011 forward 10% Note	1-Jan	10,400.00	0.10	1,040	366	2.84	91	258.58		10,400.00
Interest due for 1st Q								273.91		
Total interest due through 3/31/2012								**893.06**		
Total 12% Notes									750.00	
Total 10% Notes										10,400.00
Total Notes as of March 31, 2012										**11,150.00**

Second Quarter 6/30/2012										
1st Q forward 12% Note	1-Apr	750.00	0.12	90	366	0.25	91	22.38	750.00	
New 12% note	31-May	356.00	0.12	43	366	0.12	30	3.50	1,106.00	
1st Q forward 10% Note	1-Apr	10,400.00	0.10	1,040	366	2.84	91	258.58		10,400.00
Interest due for 2nd Q								284.46		
Total interest due through 6/30/2012								1,177.52		
Total 12% Notes									1,106.00	
Total 10% Notes										10,400.00
Total Notes as of June 30, 2012										11,506.00

Third Quarter 9/30/2012										
2nd Q forward 12% Note	1-Jul	1,106.00	0.12	133	366	0.36	92	33.36	1,106.00	
New 12% note	29-Aug	356.00	0.12	43	366	0.12	32	3.74	1,462.00	
2nd Q forward 10% Note	1-Jul	10,400.00	0.10	1,040	366	2.84	92	261.42		10,400.00
Interest due for 3rd Q								298.52		
Total interest due through 9/30/2012								1,476.03		
Total 12% Notes									1,462.00	
Total 10% Notes										10,400.00
Total Notes as of September 30, 2012										11,862.00

Fourth Quarter and Year ending 12/31/2012										
3rd Q forward 12% Note	1-Oct	1,462.00	0.12	175	366	0.48	92	44.10	1,462.00	
New 12% note	29-Oct	356.00	0.12	43	366	0.12	63	7.35	1,818.00	
New 12% note	6-Nov	59.90	0.12	7	366	0.02	55	1.08	1,877.90	
3rd Q forward 10% Note	1-Oct	10,400.00	0.10	1,040	366	2.84	92	261.42		10,400.00
Interest due for 4th Q								313.95		
Total interest due through 12/31/2012								1,789.99		
Total 12% Notes									1,878	
Total 10% Notes										10,400.00
Total Notes as of December 31, 2012										12,277.90

First Quarter 3/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2012, forward 12% Note	1-Jan	1,877.90	0.12	225	365	0.62	90	55.57	1,877.90	
2012 forward 10% Note	1-Jan	10,400.00	0.10	1,040	365	2.85	90	256.44		10,400.00
Interest due for 1st Q								312.00		
Total interest due through 3/31/2013								2,101.99		
Total 12% Notes									1,877.90	
Total 10% Notes										10,400.00
Total Notes as of March 31, 2013										12,277.90

Second Quarter 6/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
1st Q forward 12% Note	1-Apr	1,877.90	0.12	225	365	0.62	91	56.18	1,877.90	
1st Q forward 10% Note	1-Apr	10,400.00	0.10	1,040	365	2.85	91	259.29		10,400.00
Interest due for 2nd Q								315.47		
Total interest due through 6/30/2013								2,417.46		
Total 12% Notes									1,877.90	
Total 10% Notes										10,400.00
Total Notes as of June 30, 2013										12,277.90

Third Quarter 9/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2nd Q forward 12% Note	1-Jul	1,877.90	0.12	225	365	0.62	92	56.80	1,877.90	
2nd Q forward 10% Note	1-Jul	10,400.00	0.10	1,040	365	2.85	92	262.14		10,400.00
Interest due for 3rd Q								318.94		
Total interest due through 9/30/2013								2,736.40		
Total 12% Notes									1,877.90	
Total 10% Notes										10,400.00
Total Notes as of September 30, 2013										12,277.90

Fourth Quarter and Year ending 12/31/2013

	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
3rd Q forward 12% Note	1-Oct	1,877.90	0.12	225	365	0.62	92	56.80	1,877.90	
3rd Q forward 10% Note	1-Oct	10,400.00	0.10	1,040	365	2.85	92	262.14		10,400.00
New 10% Note	19-Dec	5,000.00	0.10	500	365	1.37	12	16.44		15,400.00
Interest due for 4th Q								335.38		
Total interest due through 12/31/2013								3,071.77		
Total 12% Notes									1,877.90	
Total 10% Notes										15,400.00
Total Notes as of December 31, 2013										17,277.90

First Quarter 3/31/2014

	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
12% Note carry forward	1-Jan	1,877.90	0.12	225	365	0.62	90	55.57	1,877.90	
Series D 10% Note	1-Jan	10,400.00	0.10	1,040	365	2.85	90	256.44		10,400.00
Series E 10% Note	1-Jan	5,000.00	0.10	500	365	1.37	90	123.29		15,400.00
Interest due for Quarter								435.29		
Total interest due through 3/31/2014								3,507.06		
Total 12% Notes									1,877.90	
Total 10% Notes										15,400.00
Total Notes as of March 31, 2014										17,277.90

Second Quarter 6/30/2014

	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
12% Note carry forward	1-Apr	1,877.90	0.12	225	365	0.62	91	56.18	1,877.90	
Series D 10% Note	1-Apr	10,400.00	0.10	1,040	365	2.85	91	259.29		10,400.00
Series E 10% Note	1-Apr	5,000.00	0.10	500	365	1.37	91	124.66		15,400.00
Interest due for Quarter								440.13		
Total interest due as of end Quarter								3,947.19		
Total 12% Notes									1,877.90	
Total 10% Notes										15,400.00
Total Notes as of end of Quarter										17,277.90

Third Quarter 9/30/2014

	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
12% Note carry forward	1-Jul	1,877.90	0.12	225	365	0.62	92	56.80	1,877.90	
Series D 10% Note	1-Jul	10,400.00	0.10	1,040	365	2.85	92	262.14		10,400.00
Series E 10% Note	1-Jul	5,000.00	0.10	500	365	1.37	92	126.03		15,400.00
Interest due for Quarter								444.96		
Total interest due as of end Quarter								4,392.16		
Total 12% Notes									1,877.90	
Total 10% Notes										15,400.00
Total Notes as of end of Quarter										17,277.90

Shares and Notes	**Dollars Invested**	**Number of Shares**	**Average Price**
Shares purchased:	5,000.00	500,000	0.01

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A 12% Notes	**Due Date**	
1,877.90	14-Jun	2015

Series D Note - **Note paying ten percent (10%) interest, convertible at ten cents ($.10) per Share**

Series D 10% Notes	**Conversion Price**	**Convertible into**	**Conversion Date**	
10,400.00	0.10	104,000	31-Dec	2015

Series E Note - **Note paying ten percent (10%) interest with detachable Warrants exercisable at ten cents ($.10) per Share:**

Date of Loan		Series E 10% Notes	Exer cise Price	Detachable Warrants	Due Date	
19-Dec	2013	5,000.00	0.10	50,000	31-Dec	2015

	Totals	Totals	Average Price
Total Notes:	17,277.90		
Total accrued interest through the end of this Quarter:	4,392.16		
Total owed:	21,670.06		
Total Notes, Conversion rights and Warrants	17,277.90	154,000	
Total invested	22,277.90		
Total Shares based on conversion of Notes & exercise of Warrants:		654,000	
Average price per Share based on conversion of Notes & exercise of Warrants			0.034

EXHIBIT X

$ 7,509.95

Las Vegas, Nevada
September 30, 2014

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Vinod P. Mistry ("Mistry") at 184 Carlton Avenue East, N. Wembley, Middlx, England, HA9 8PT, or at such other place as may be designated by Mistry, the sum of Seven Thousand Five Hundred Twenty Nine and 95/100 ($7,509.95) Dollars consisting of two (2) "Sub-Notes" which are shown in "Appendix A" and further defined in this Agreement, together with interest which has been accruing as of the date the loans were made. The following is the list of Sub-Notes:

Series A Note - in the amount of $2,529.95 paying twelve percent (12%) interest does not include conversion rights or Warrants and is due June 14, 2015.

Series B Note - in the amount of $4,980.00 paying ten percent (10%) interest includes Warrants to purchase 49,800 Shares of SASI's common stock at ten cents ($.10) per Share within one (1) year of September 30, 2013, and is due December 31, 2015.

Payments shall be made in full, together with accrued interest, on or before the respective due dates. Payments shall be applied first to accrued interest, and the remainder to the principal balance of this obligation.

This Note, consisting of and including the Sub-Notes, is secured by the assets of SASI.

If default be made in the payment of any sum due hereunder or in the performance of any of the terms, covenants, or conditions of this Note, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Note or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payment of this Note waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or modifications which might be made by the holder hereof as to the line of payment of this note from time to time, and further agree that the security for this Note or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payment of this Note.

Secure Authenticated Systems, Inc.

James M. Garlie, President

Appendix A
Secure Authenticated Systems, Inc. - SASI

Vinod P. Mistry — **- Note Payble -** — **September 30, 2014**

Shares, Notes, Options, Warrants, Rights & Accrued interest:	Dollars Invested	Number of Shares	Average Price
Shares purchased:	20,000.00	500,000	0.040

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A 12% Notes	Due Date	
2,529.95	14-Jun	2015

Series B Note - **Note paying twelve percent (12%) interest with detachable Warrants exercisable at ten cents ($.10) per Share:**

Date of Loan		Series B 12% Notes	Exer cise Price	Warrants	Expiration Date	
5-Oct	2012	4,980.00	0.10	49,800	31-Dec	2015

	Totals	Totals	Average Price
Total Notes:	7,509.95		
Total accrued interest:	1,766.32		
Total owed:	9,276.27		
Total Notes, Conversion rights and Warrants	7,509.95	49,800	
Total Invested	7,509.95		
Total Shares based on conversion of Notes & exercise of Warrants:		549,800	
Average price per Share based on conversion of Notes & exercise of Warrants			0.014

Five percent (5%) of SAS UK LTD

History

Second Quarter 6/30/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
New 12% Note	22-Jun	2,500	0.12	300	366	0.82	8	6.56	2,500	
Interest due for 2nd Q								6.56		
Total Notes as of June 30, 2012										2,500.00

Third Quarter 9/30/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2nd Q forward 12% Note	1-Jul	2,500.00	0.12	300	366	0.82	92	75.41	2,500.00	
Interest due for 3rd Q								75.41		
Total interest due through 9/30/2012								81.97		
Total 12% Notes									2,500.00	
Total 10% Notes										-
Total Notes as of September 30, 2012										2,500.00

Fourth Quarter 12/31/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
3rd Q forward 12% Note	1-Oct	2,500.00	0.12	300	366	0.82	92	75.41	2,500.00	
New 12% note	5-Oct	4,980.00	0.12	598	366	1.63	57	93.07	7,480.00	
New 12% note	6-Nov	29.95	0.12	4	366	0.01	55	0.54	7,509.95	
Interest due for 4th Q								169.02		
Total interest due through 12/31/2012								250.99		
Total 12% Notes									7,509.95	
Total 10% Notes										-
Total Notes as of December 31, 2012										7,509.95

First Quarter 3/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2012, forward 12% Note	1-Jan	7,509.95	0.12	901	365	2.47	90	222.21	7,509.95	
Interest due for 1st Q								222.21		
Total interest due through 3/31/2013								473.20		
Total 12% Notes									7,509.95	
Total 10% Notes										-
Total Notes as of March 31, 2013										7,509.95

Second Quarter 6/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
1st Q, forward 12% Note	1-Apr	7,509.95	0.12	901	365	2.47	91	224.68	7,509.95	
Interest due for 2nd Q								224.68		
Total interest due through 6/30/2013								697.88		
Total 12% Notes									7,509.95	
Total 10% Notes										-
Total Notes as of June 30, 2013										7,509.95

Third Quarter 9/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2nd Q, forward 12% Note	1-Jul	7,509.95	0.12	901	365	2.47	92	227.15	7,509.95	
Interest due for 3rd Q								227.15		
Total interest due through 9/30/2013								925.03		
Total 12% Notes									7,509.95	
Total 10% Notes										-
Total Notes as of September 30, 2013										7,509.95

Fourth Quarter 12/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
3rd Q, forward 12% Note	1-Oct	7,509.95	0.12	901	365	2.47	92	227.15	7,509.95	
Interest due for 4th Q								227.15		
Interest due through 12/31/2013								1,152.18		
Interest payment on	31-Dec							(59.90)		
Total interest due through 12/31/2013								1,092.28		
Total 12% Notes									7,509.95	
Total 10% Notes										-
Total Notes as of December 31, 2013										7,509.95

First Quarter 3/31/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A 12% Note	1-Jan	2,529.95	0.12	304	365	0.83	90	74.86	2,529.95	
Series B 12% Note	1-Jan	4,980.00	0.12	598	365	1.64	90	147.35	7,509.95	
Interest due for this Quarter								222.21		
Total accrued interest due through the end of this Quarter:								1,314.49		
Total 12% Notes									7,509.95	
Total 10% Notes										-
Total Notes as of the end of this Quarter:										7,509.95

Second Quarter 6/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A 12% Note	1-Apr	2,529.95	0.12	304	365	0.83	91	75.69	2,529.95	
Series B 12% Note	1-Apr	4,980.00	0.12	598	365	1.64	91	148.99	7,509.95	
Interest due for this Quarter								224.68		
Total accrued interest due through the end of this Quarter:								1,539.17		
Total 12% Notes									7,509.95	
Total 10% Notes										-
Total Notes as of the end of this Quarter:										7,509.95

Third Quarter 9/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A 12% Note	1-Jul	2,529.95	0.12	304	365	0.83	92	76.52	2,529.95	
Series B 12% Note	1-Jul	4,980.00	0.12	598	365	1.64	92	150.63	7,509.95	
Interest due for this Quarter								227.15		
Total accrued interest due through the end of this Quarter:								1,766.32		
Total 12% Notes									7,509.95	
Total 10% Notes										-
Total Notes as of the end of this Quarter:										7,509.95

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A 12% Notes	Due Date	
2,529.95	14-Jun	2015

Series B Note - **Note paying twelve percent (12%) interest with detachable Warrants exercisable at ten cents ($.10) per Share:**

Date of Loan		Series B 12% Notes	Exer cise Price	Warrants	Expiration Date	
5-Oct	2012	4,980.00	0.10	49,800	31-Dec	2015

	Totals	Totals	Average Price
Total Notes:	7,509.95		
Total accrued interest:	1,766.32		
Total owed:	9,276.27		
Total Notes, Conversion rights and Warrants	7,509.95	49,800	
Total invested	27,509.95		
Total Shares based on conversion of Notes & exercise of Warrants:		49,877	
Average price per Share based on conversion of Notes & exercise of Warrants			0.552

Five percent (5%) of SAS UK LTD

EXHIBIT Y

$ 4,370.33

Las Vegas, Nevada
September 30, 2014

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Theresa L. Garlie ("TLG") at 17104 Sandy Lane, Minnetonka, MN 55345, or at such other place as may be designated by TLG, the sum of Four Thousand Three Hundred Seventy and 33/100 ($4,370.33) Dollars which is shown in "Appendix A" and further defined in this Agreement, together with interest which has been accruing as of the date the loans were made.

Series A Note - in the amount of $4,370.33 paying twelve percent (12%) interest does not include conversion rights or Warrants and is due June 14, 2015.

Payment shall be made in full, together with accrued interest, on or before the respective due date. Payment shall be applied first to accrued interest, and the remainder to the principal balance of this obligation.

This Note is secured by the assets of SASI. If default be made in the payment of any sum due hereunder or in the performance of any of the terms, covenants, or conditions of this Note, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Note or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payment of this Note waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or modifications which might be made by the holder hereof as to the line of payment of this note from time to time, and further agree that the security for this Note or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payment of this Note.

Secure Authenticated Systems, Inc.

James M. Garlie, President

Theresa L. Garlie Notes payable and interest calculations

Fourth Quarter 12/31/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
New 12% note	30-Oct	450	0.12	54	366	0.15	61	9.00	450	
New 12% note	6-Nov	29.95	0.12	4	366	0.01	55	0.54	479.95	
Interest due for 4th Q								9.54		
Total interest due through 12/31/2012								9.54		
Total 12% Notes									479.95	
Total 10% Notes										-
Total Notes as of December 31, 2012										479.95

First Quarter 3/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
TLG 2012, forward 12% Note	1-Jan	479.95	0.12	58	365	0.16	90	14.20	479.95	
Interest due for 1st Q								14.20		
Total interest due through 3/31/2013								23.74		
Total 12% Notes									479.95	
Total 10% Notes										-
Total Notes as of March 31, 2013										479.95

Second Quarter 6/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
TLG, 1st Q forward 12% Note	1-Apr	480	0.12	58	365	0.16	91	14.36	479.95	
New 12% Note	17-Jun	225	0.12	27	365	0.07	13	0.96	705	
New 12% Note	30-Jun	2,500	0.12	300	365	0.82	-	-	3,204.95	
Interest due for 2nd Q								15.32		
Total interest due through 6/30/2013								39.06		
Total 12% Notes									3,204.95	
Total 10% Notes										-
Total Notes as of June 30, 2013										3,204.95

Third Quarter 9/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
TLG, 2nd Q forward 12% Note	1-Jul	3,204.95	0.12	385	365	1.05	92	96.94	3,205	
New 12% Note	30-Sep	2,196.94	0.12	264	365	0.72	-	-	5,401.89	
Interest due for 3rd Q								96.94		
Total interest due through 9/30/2013								136.00		
Total 12% Notes									5,401.89	
Total 10% Notes										-
Total Notes as of September 30, 2013										5,401.89

Fourth Quarter 12/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
TLG, 3rd Q forward 12% Note	1-Oct	5,401.89	0.12	648	365	1.78	11	19.54	5,401.89	
New 12% Note	5-Oct	100	0.12	12	365	0.03	6	0.20		
New 12% Note	9-Oct	2.95	0.12	0	365	0.00	2	0.00		
Payment	11-Oct	(2,000)						-	3,401.89	
Balance	11-Oct	3,505	0.12	421	365	1.15	42	48.40	3,504.84	
New 12% Note	19-Oct	200	0.12	24	365	0.07	34	2.24	3,704.84	
New 12% Note	21-Oct	800	0.12	96	365	0.26	32	8.42	4,504.84	
New 12% Note	12-Nov	200	0.12	24	365	0.07	10	0.66	4,704.84	
Balance at	22-Nov	4,705	0.12	565	365	1.55	-	-	4,704.84	
4th Q interest due as of	22-Nov							79.44		
3rd Q interest carry forward								136.00		
Total interest due as of	22-Nov							215.44		
Interest payment on	22-Nov							(215.44)		
Principle payment on	22-Nov	(84.56)							4,620.28	
Principle balance	22-Nov	4,620	0.12	554	365	1.52	32	48.61	4,620.28	
New 12% Note	10-Dec	100	0.12	12	365	0.03	14	0.46	4,720.28	
New 12% Note	19-Dec	600	0.12	72	365	0.20	5	0.99	5,320.28	
Balance	24-Dec	5,320	0.12	638	365	1.75	-	-	5,320.28	
4th Q interest due as of	24-Dec							50.05		
Interest payment on	24-Dec							(50.05)		
Principle payment on	24-Dec	(949.95)								

Balance at	24-Dec	4,370	0.12	524	365	1.44	-	-	4,370.33	
Balance at	31-Dec	4,370	0.12	524	365	1.44	7	10.06	4,370.33	
Total interest due through 12/31/2013								**10.06**		
Total 12% Notes									4,370.33	
Total 10% Notes										-
Total Notes as of December 31, 2013										**4,370.33**

First Quarter 03/31/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
12% Note carry forward	1-Jan	4,370.33	0.12	524	365	1.44	90	129.31	4,370.33	
Interest due for this Quarter								129.31	-	
Total accrued interest due through the end of this Quarter:								**139.37**		
Total 12% Notes									4,370.33	
Total 10% Notes										-
Total Notes as of the end of this Quarter:										**4,370.33**

Second Quarter 06/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
12% Note carry forward	1-Apr	4,370.33	0.12	524	365	1.44	91	130.75	4,370.33	
Interest due for this Quarter								130.75	-	
Total accrued interest due through the end of this Quarter:								**270.12**		
Total 12% Notes									4,370.33	
Total 10% Notes										-
Total Notes as of the end of this Quarter:										**4,370.33**

Third Quarter 09/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
12% Note carry forward	1-Jul	4,370.33	0.12	524	365	1.44	92	132.19	4,370.33	
Interest due for this Quarter								132.19	-	
Total accrued interest due through the end of this Quarter:								**402.31**		
Total 12% Notes									4,370.33	
Total 10% Notes										-
Total Notes as of the end of this Quarter:										**4,370.33**
Total Notes						4,370.33				
Total Invested						**9,370.33**				

EXHIBIT Z

$ 79.85 Las Vegas, Nevada
September 30, 2014

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Robert & Barbara Thomssen("R&BT"), 704 Country Lane, Delano, MN 55328 or at such other place as may be designated by R&BT, the sum of Seventy Nine and 85/100 ($79.85) Dollars which is shown in "Appendix A" and further defined in this Agreement, together with interest which has been accruing as of the date the loans were made.

Series A Note - in the amount of $79.85 paying twelve percent (12%) interest does not include conversion rights or Warrants and is due June 14, 2015.

Payment shall be made in full, together with accrued interest, on or before the respective due date. Payment shall be applied first to accrued interest, and the remainder to the principal balance of this obligation.

This Note is secured by the assets of SASI. If default be made in the payment of any sum due hereunder or in the performance of any of the terms, covenants, or conditions of this Note, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Note or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payment of this Note waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or modifications which might be made by the holder hereof as to the line of payment of this note from time to time, and further agree that the security for this Note or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payment of this Note.

Secure Authenticated Systems, Inc.

James M. Garlie, President

Rod and Barb Thomssen Notes payable and interest calculations

Year ending 2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
12% Note	6-Nov	79.85	0.12	10	365	0.03	55	1.44	79.85
Interest due for 2012								1.44	
Total Notes as of December 31, 2011									79.85

First Quarter 3/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Forward 12% Note	1-Jan	79.85	0.12	10	366	0.03	90	2.36	79.85
Interest due for 1st Q								2.36	
Total interest due through 3/31/2013								3.80	
Total Notes as of March 31, 2013									79.85

Second Quarter 6/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Forward 12% Note	1-Mar	79.85	0.12	10	366	0.03	91	2.38	79.85
Interest due for 2nd Q								2.38	
Total interest due through 6/30/2013								6.18	
Total Notes as of June 30, 2013									79.85

Third Quarter 9/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Forward 12% Note	1-Jul	79.85	0.12	10	365	0.03	92	2.42	79.85
Interest due for 3rd Q								2.42	
Total interest due through 9/30/2013								8.60	
Total Notes as of September 30, 2013									79.85
Total Notes and Iinterest as of September 30, 2013									88.45

Fourth Quarter 12/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Forward 12% Note	1-Oct	79.85	0.12	10	365	0.03	92	2.42	79.85
Interest due for 4th Q								2.42	
Total interest due through 12/31/2013								11.01	
Total Notes as of December 31, 2013									79.85
Total Notes and Iinterest as of December 31, 2013									90.86

First Quarter 3/31/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Forward 12% Note	1-Jan	79.85	0.12	10	365	0.03	90	2.36	79.85
Interest due for the Quarter								2.36	
Total interest due through 3/31/2014								13.38	
Total Notes as of March 31, 2014									79.85
Total Notes and interest as of March 31, 2014									93.23

Second Quarter 6/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Forward 12% Note	1-Apr	79.85	0.12	10	365	0.03	91	2.39	79.85
Interest due for the Quarter								2.39	
Total accrued interest due through the end of this Quarter:								15.76	
Total Notes as of the end of this Quarter:									79.85
Total Notes and interest as of the end of this Quarter:									95.61

Third Quarter 9/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Forward 12% Note	1-Jul	79.85	0.12	10	365	0.03	92	2.42	79.85
Interest due for the Quarter								2.42	
Total accrued interest due through the end of this Quarter:								18.18	



EXHIBIT AA

$ 29.95

Las Vegas, Nevada
September 30, 2014

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Emily Magrish ("EMAG") at 3913 Mountainside Trail, Evergreen, CO 80439, or at such other place as may be designated by EMAG, the sum of Twenty Nine and 95/100 ($29.95) Dollars which is shown in "Appendix A" and further defined in this Agreement, together with interest which has been accruing as of the date the loans were made.

Series A Note - in the amount of $29.95 paying twelve percent (12%) interest does not include conversion rights or Warrants and is due June 14, 2015.

Payment shall be made in full, together with accrued interest, on or before the respective due date. Payment shall be applied first to accrued interest, and the remainder to the principal balance of this obligation.

This Note is secured by the assets of SASI. If default be made in the payment of any sum due hereunder or in the performance of any of the terms, covenants, or conditions of this Note, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Note or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payment of this Note waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or modifications which might be made by the holder hereof as to the line of payment of this note from time to time, and further agree that the security for this Note or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payment of this Note.

Secure Authenticated Systems, Inc.

James M. Carlie, President

Emily Magrish Notes payable and interest calculations

Year ending 2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
12% Note	4-Dec	29.95	0.12	4	365	0.01	27	0.27	29.95
Interest due for 2012								0.27	
Total Notes as of December 31, 2011									29.95

First Quarter 3/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Forward 12% Note	1-Jan	29.95	0.12	4	366	0.01	90	0.88	29.95
Interest due for 1st Q								0.88	
Total interest due through 3/31/2013								1.15	
Total Notes as of March 31, 2013									29.95

Second Quarter 6/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Forward 12% Note	1-Mar	29.95	0.12	4	366	0.01	91	0.89	29.95
Interest due for 2nd Q								0.89	
Total interest due through 6/30/2013								2.04	
Total Notes as of June 30, 2013									29.95

Third Quarter 9/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Forward 12% Note	1-Jul	29.95	0.12	4	365	0.01	92	0.91	29.95
Interest due for 3rd Q								0.91	
Total interest due through 9/30/2013								2.95	
Total Notes as of September 30, 2013									29.95
Total Notes and Iinterest as of September 30, 2013									32.90

Fourth Quarter 12/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Forward 12% Note	1-Oct	29.95	0.12	4	365	0.01	92	0.91	29.95
Interest due for 4th Q								0.91	
Total interest due through 12/31/2013								3.85	
Total Notes as of December 31, 2013									29.95
Total Notes and Iinterest as of December 31, 2013									33.80

First Quarter 3/31/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Forward 12% Note	1-Jan	29.95	0.12	4	365	0.01	90	0.89	29.95
Interest due for this Quarter:								0.89	
Total accrued interest due through the end of this Quarter:								4.74	
Total Notes as of the end of this Quarter:									29.95
Total Notes and interest as of the end of this Quarter:									34.69

Second Quarter 6/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Forward 12% Note	1-Apr	29.95	0.12	4	365	0.01	91	0.90	29.95
Interest due for this Quarter:								0.90	
Total accrued interest due through the end of this Quarter:								5.64	
Total Notes as of the end of this Quarter:									29.95
Total Notes and interest as of the end of this Quarter:									35.59

Third Quarter 9/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Forward 12% Note	1-Jul	29.95	0.12	4	365	0.01	92	0.91	29.95
Interest due for this Quarter:								0.91	
Total accrued interest due through the end of this Quarter:								6.54	
Total Notes as of the end of this Quarter:									29.95
Total Notes and interest as of the end of this Quarter:									36.49

EXHIBIT BB

$ 29.95

Las Vegas, Nevada
September 30, 2014

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Robert L. Halverson, Jr.("RLH,JR") c/o 1371 Hillcrest Dr. Unit 3013, Anchorage, AK 99503, or at such other place as may be designated by RLH,Jr, the sum of Twenty Nine and 95/100 ($29.95) Dollars which is shown in "Appendix A" and further defined in this Agreement, together with interest which has been accruing as of the date the loans were made.

Series A Note - in the amount of $29.95 paying twelve percent (12%) interest does not include conversion rights or Warrants and is due June 14, 2015.

Payment shall be made in full, together with accrued interest, on or before the respective due date. Payment shall be applied first to accrued interest, and the remainder to the principal balance of this obligation.

This Note is secured by the assets of SASI. If default be made in the payment of any sum due hereunder or in the performance of any of the terms, covenants, or conditions of this Note, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Note or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payment of this Note waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or modifications which might be made by the holder hereof as to the line of payment of this note from time to time, and further agree that the security for this Note or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payment of this Note.

Secure Authenticated Systems, Inc.

James M. Garlie, President

Rob Halverson (Bob's son)Notes payable and interest calculations

Year ending 2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
12% Note	6-Nov	29.95	0.12	4	365	0.01	55	0.54	29.95
Interest due for 2012								0.54	
Total Notes as of December 31, 2011									29.95

First Quarter 3/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Foward 12% Note	1-Jan	29.95	0.12	4	366	0.01	90	0.88	29.95
Interest due for 1st Q								0.88	
Total interest due through 3/31/2013								1.43	
Total Notes as of March 31, 2013									29.95

Second Quarter 6/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Foward 12% Note	1-Mar	29.95	0.12	4	366	0.01	91	0.89	29.95
Interest due for 2nd Q								0.89	
Total interest due through 6/30/2013								2.32	
Total Notes as of June 30, 2013									29.95

Third Quarter 9/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Foward 12% Note	1-Jul	29.95	0.12	4	365	0.01	92	0.91	29.95
Interest due for 3rd Q								0.91	
Total interest due through 9/30/2013								3.22	
Total Notes as of September 30, 2013									29.95
Total Notes and linterest as of September 30, 2013									33.17

Fourth Quarter 12/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Foward 12% Note	1-Oct	29.95	0.12	4	365	0.01	92	0.91	29.95
Interest due for 4th Q								0.91	
Total interest due through 12/31/2013								4.13	
Total Notes as of December 31, 2013									29.95
Total Notes and linterest as of December 31, 2013									34.08

First Quarter 3/31/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Foward 12% Note	1-Jan	29.95	0.12	4	365	0.01	90	0.89	29.95
Interest due for the Quarter								0.89	
Total interest due through 3/31/2014								5.02	
Total Notes as of March 31, 2014									29.95
Total Notes and linterest as of March 31, 2014									34.97

Second Quarter 06/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Foward 12% Note	1-Apr	29.95	0.12	4	365	0.01	91	0.90	29.95
Interest due for this Quarter:								0.90	
Total accrued interest due through the end of this Quarter:								5.91	
Total Notes as of the end of this Quarter:									29.95
Total Notes and interest as of the end of this Quarter:									35.86

Third Quarter 09/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Foward 12% Note	1-Jul	29.95	0.12	4	365	0.01	92	0.91	29.95

Interest due for this Quarter:	0.91	
Total accrued interest due through the end of this Quarter:	**6.82**	
Total Notes as of the end of this Quarter:		29.95
Total Notes and interest as of the end of this Quarter:		**36.77**

EXHIBIT CC

$ 29.95

Las Vegas, Nevada
September 30, 2014

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Gina M. Garlie ("GMG") at 810 3rd Ave. East, Kalispell, MT 59901, or at such other place as may be designated by GMG, the sum of Twenty Nine and 95/100 ($29.95) Dollars which is shown in "Appendix A" and further defined in this Agreement, together with interest which has been accruing as of the date the loans were made.

Series A Note - in the amount of $29.95 paying twelve percent (12%) interest does not include conversion rights or Warrants and is due June 14, 2015.

Payment shall be made in full, together with accrued interest, on or before the respective due date. Payment shall be applied first to accrued interest, and the remainder to the principal balance of this obligation.

This Note is secured by the assets of SASI. If default be made in the payment of any sum due hereunder or in the performance of any of the terms, covenants, or conditions of this Note, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Note or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payment of this Note waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or modifications which might be made by the holder hereof as to the line of payment of this note from time to time, and further agree that the security for this Note or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payment of this Note.

Secure Authenticated Systems, Inc.

James M. Garlie, President

Gina Garlie Notes payable and interest calculations

Year ending 2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
12% Note	6-Nov	29.95	0.12	4	365	0.01	55	0.54	29.95
Interest due for 2012								0.54	
Total Notes as of December 31, 2011									29.95

First Quarter 3/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Forward 12% Note	1-Jan	29.95	0.12	4	366	0.01	90	0.88	29.95
Interest due for 1st Q								0.88	
Total interest due through 3/31/2013								1.43	
Total Notes as of March 31, 2013									29.95

Second Quarter 6/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Forward 12% Note	1-Mar	29.95	0.12	4	366	0.01	91	0.89	29.95
Interest due for 2nd Q								0.89	
Total interest due through 6/30/2013								2.32	
Total Notes as of June 30, 2013									29.95

Third Quarter 9/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Forward 12% Note	1-Jul	29.95	0.12	4	365	0.01	92	0.91	29.95
Interest due for 3rd Q								0.91	
Total interest due through 9/30/2013								3.22	
Total Notes as of September 30, 2013									29.95
Total Notes and Iinterest as of September 30, 2013									33.17

Fourth Quarter 12/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Forward 12% Note	1-Oct	29.95	0.12	4	365	0.01	92	0.91	29.95
Interest due for 4th Q								0.91	
Total interest due through 12/31/2013								4.13	
Total Notes as of December 31, 2013									29.95
Total Notes and Iinterest as of December 31, 2013									34.08

First Quarter 03/31/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Forward 12% Note	1-Jan	29.95	0.12	4	365	0.01	90	0.89	29.95
Interest due through March 21, 2014								0.89	
Total interest due through 03/31/2013								5.02	
Total Notes as of March 21, 2013									29.95
Total Notes and Interest as of March 21, 2013									34.97
Payment to Gina Garlie									
Balance due									34.97

Second Quarter 06/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Forward 12% Note	1-Apr	29.95	0.12	4	365	0.01	91	0.90	29.95
Interest due for this Quarter:								0.90	
Total accrued interest due through the end of this Quarter:								5.91	
Total Notes as of the end of this Quarter:									29.95
Total Notes and interest as of the end of this Quarter:									35.86
Payment to Gina Garlie									
Balance due									35.86

Third Quarter 09/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes
Forward 12% Note	1-Apr	29.95	0.12	4	365	0.01	92	0.91	29.95
Interest due for this Quarter:								0.91	
Total accrued interest due through the end of this Quarter:								**6.82**	
Total Notes as of the end of this Quarter:									29.95
Total Notes and interest as of the end of this Quarter:									**36.77**
Payment to Gina Garlie									
Balance due									36.77